Filed Pursuant to Rule 424(b)(5)
Registration No. 333-147123

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price Per	Aggregate Offering	Amount of
Securities to be Registered	Registered(1)	Security(2)	Price	Registration Fee
Common Stock ($0.05 par value)(3)	7,906,250	$36.37	$287,550,313	$8,828
Preferred Share Purchase Rights(3)	(3)	(3)	(3)	(3)

(1)	Includes shares of common stock issuable upon exercise of the underwriter’s over-allotment option to purchase additional common stock.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended, based on the average of the high and low sales prices of the common stock on November 14, 2007.

(3)	Each share of Common Stock registered hereunder includes an associated Preferred Share Purchase Right pursuant to the Rights Agreement, dated April 1, 1999, with Mellon Investor Services LLC, as Rights Agent.

PROSPECTUS SUPPLEMENT
(To Prospectus dated November 2, 2007)

6,875,000 Shares

WILLBROS GROUP, INC.

Common Stock

We are offering 6,875,000 shares of our common stock to be sold in this offering.

Our common stock is traded on the New York Stock Exchange under the symbol “WG.” On November 14, 2007, the last reported sale price of our common stock on the New York Stock Exchange was $35.66 per share.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should read the discussion of material risks of investing in our common stock in “Risk factors” beginning on page S-16.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$34.00	$233,750,000

Underwriting discounts and commissions	$1.70	$11,687,500

Proceeds, before expenses, to us	$32.30	$222,062,500

The underwriters may also purchase up to an additional 1,031,250 shares of our common stock at the public offering price, less the underwriting discounts and commissions payable by us, to cover over-allotments, if any, within 30 days of the date of this prospectus supplement. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $13,440,625, and our total proceeds, before expenses, will be $255,371,875.

The underwriters are offering the shares of our common stock as set forth under “Underwriting.” Delivery of the shares of common stock will be made on or about November 20, 2007.

Joint Book-Running Managers

UBS Investment Bank	Credit Suisse

Calyon Securities (USA) Inc.

Bear, Stearns & Co. Inc.	D. A. Davidson & Co.	Natixis Bleichroeder Inc.

November 14, 2007

You should rely only on the information contained and incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to give you different or additional information. You should not assume that the information in this prospectus supplement and accompanying prospectus is accurate as of any date after their respective dates.

Prospectus

About this Prospectus	2
Willbros Group, Inc.	2
Risk Factors	2
Cautionary Note Regarding Forwarding-Looking Statements	3
Use of Proceeds	5
Description of Capital Stock	6
Plan of Distribution	10
Legal Matters	12
Experts	12
Where You Can Find More Information	12
Incorporation of Certain Documents by Reference	12

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Prospectus supplement summary

This summary highlights selected information contained elsewhere in or incorporated by reference in this prospectus supplement and accompanying prospectus and may not contain all of the information that is important to you. This prospectus supplement and the accompanying prospectus include information about the shares we are offering as well as information regarding our business and detailed financial data. You should read this prospectus supplement and the accompanying prospectus in their entirety, including “Risk factors”, and the information incorporated by reference in this prospectus supplement and the accompanying prospectus. In this prospectus supplement, unless the context otherwise requires, the terms “Willbros”, “we”, “us” and the “Company” refer to Willbros Group, Inc. and its predecessors and subsidiaries; the term “InServ” refers to Integrated Service Company LLC, a company we agreed to acquire pursuant to a share purchase agreement dated October 31, 2007, a transaction which we refer to as the “InServ acquisition.”

OUR COMPANY

We are a provider of services primarily to the high growth global energy infrastructure market. In particular, we are a leading service provider to the hydrocarbon pipeline market, having performed work in 59 countries and constructed over 200,000 kilometers of pipelines, which we believe positions us in the top tier of pipeline contractors in the world. We offer a wide range of services to our customers, including engineering, project management, construction services and specialty services, such as operations and maintenance, each of which we offer discretely or in combination as a fully integrated offering (which we refer to as “EPC”).

We offer clients full asset lifecycle services and in some cases we provide the entire scope of services for a project, from front-end engineering and design through procurement, construction, commissioning and ongoing facility operations and maintenance. While our capabilities extend from upstream sources to downstream distribution, our primary end market is the global onshore midstream energy market. In North America, where we currently have over 90 percent of our backlog, our projects include major cross-country and intrastate pipelines that transport natural gas, crude oil and petroleum products; gas gathering systems; gas processing systems; oil and gas production facilities; and modular processing facilities. The balance of our backlog is for projects providing similar services in select overseas locations. Now in our one hundredth year, we serve major natural gas, petroleum and power companies and government entities worldwide.

On October 31, 2007, we entered into a share purchase agreement pursuant to which we agreed to acquire all of the outstanding equity interests of InServ, a Tulsa, Oklahoma based company, for approximately $225 million. With the acquisition of InServ, we will significantly expand our service offering to the downstream market providing integrated solutions for turnaround, maintenance and capital projects for the hydrocarbon processing and petrochemical industries. We believe that the growth in the market addressed by InServ is attributable to numerous factors, including:

➢	continued strength in maintenance, repair and overhaul, and capital spending;

➢	a need to upgrade or convert existing refineries to facilitate a shift to heavier and more sour crude streams, particularly from the Canadian oil sands;

➢	an increasing emphasis on safety;

➢	a decline in the number of operating refineries over the past 15 years, combined with an aging refinery infrastructure, averaging over 30 years in service, is resulting in higher ongoing refinery utilization rates requiring increasing maintenance and expansion expenditures; and

➢	an increasing level of outsourcing of refinery services as producers focus on core operations.

For a more detailed discussion of the InServ acquisition, see “Pending acquisition.”

We believe our existing end markets are in the midst of a prolonged period of significant growth. A February 2007 Oil & Gas Journal survey indicates approximately 67,000 miles of new pipeline are proposed to be placed in service globally over the next decade, with North America representing the largest opportunity with over 26,000 miles of planned pipeline construction. Based on data from Douglas-Westwood, an industry consultant, this infrastructure build-out is estimated to require expenditures of approximately $180 billion globally with approximately $43 billion of that amount to be dedicated to North America over the period from 2008 to 2012. We believe that the North American energy infrastructure market is poised for a multi-year expansion, driven by the need to replace and upgrade an aging infrastructure as well as develop additional infrastructure to bring energy from new sources to market. The rapid development of new energy supplies in the Canadian oil sands and new basins in the United States, such as the Rocky Mountains, the Barnett Shale and the Fayetteville Shale, requires transportation resources not addressed by existing infrastructure. For example, according to the National Energy Board (Canada), capital expenditures on new bitumen production and processing facilities are expected to exceed Cdn$100 billion through 2015. We believe these strong industry fundamentals will contribute to continued strong demand for our services in the future as synthetic crude oil production levels are expected to triple over the same time frame. This processing capacity expansion will in turn require significant investment in energy transportation infrastructure.

As of October 14, 2007, we have identified over $12.4 billion in qualified prospects in North America and other select international locations, including $3.0 billion of projects for which we either have bids pending or in preparation. We are currently deploying the majority of our resources to North America due to the significant opportunity and favorable risk-adjusted return profile of this region. In July 2007, we acquired Midwest Management (1987) Ltd. (“Midwest”), expanding our existing capabilities in the attractive Canadian market with cross-country pipeline construction services. In addition, we also expect that the international markets will continue to offer attractive opportunities as new energy infrastructure developments are contemplated in North Africa (Algeria and Libya) and the Middle East (Oman, Saudi Arabia and the United Arab Emirates). We have a successful history of operating in these regions, which we believe represent favorable markets to pursue due to their growth prospects and relative stability. We believe we are also well-positioned to take advantage of additional international opportunities when they present a compelling risk-adjusted return comparable to that of the North American market.

Given our strong reputation in the industry and favorable competitive environment, we have been successful in driving significant backlog growth primarily consisting of negotiated contracts, which typically carry more favorable terms compared to competitively bid contracts. We have booked a near record backlog in North America, which we believe is currently one of the most attractive markets in the world for our services. As of September 30, 2007, our backlog for continuing operations of $1.1 billion represented an increase of 82.5 percent as compared to December 31, 2006. We have also successfully re-balanced our contract portfolio during the first nine months of 2007 to lower-risk cost-reimbursable work, which represents 75 percent of backlog at September 30, 2007 versus 45 percent at December 31, 2006. New orders taken, net of cancellations, in the first nine months of 2007 of $1.1 billion represented an increase of 27 percent over the prior year period, and include significant construction projects such as the SouthEast Supply Header project for Spectra Energy, the Mid-Continent Express Project for Kinder Morgan and the Ft. McMurray Area pipeline project for TransCanada, the first major pipeline construction contract awarded to our Midwest business since it was acquired in July 2007.

With the sale of our Nigerian business in February 2007, we exited all international markets with a significantly elevated risk profile. In doing so, we redeployed approximately $40.0 million of the sale proceeds to focus on the more attractive market in North America. Our ongoing discussions with potential customers regarding pipeline and station construction projects in North America and recent contract awards, coupled with the increase in engineering engagements, reinforce our belief that our ability to obtain improved terms and conditions and better pricing will continue throughout the next several years.

BACKLOG BY GEOGRAPHY	BACKLOG(1) BY CONTRACT TYPE
AT SEPTEMBER 30, 2007—$1.1BN	(in billions)

(1)	Backlog of Willbros continuing operations; dollar figures represent backlog at the end of each period.

We provide services to our customers through three segments:

➢	Engineering. We specialize in providing engineering services, from feasibility studies to detailed design work, to assist clients in conceptualizing, evaluating, designing and managing the construction or expansion of pipelines, compressor stations, pump stations, fuel storage facilities, field gathering facilities and production facilities.

➢	Construction. Our construction expertise includes systems, personnel and equipment to construct and replace large-diameter cross-country pipelines; fabricate engineered structures, process modules and facilities; and construct oil and gas production facilities, pump stations, flow stations, gas compressor stations, gas processing facilities and other related facilities. We also provide certain specialty services to increase our equipment and personnel utilization.

➢	Engineering, procurement and construction. Our fully integrated EPC services offering includes the full range of engineering, procurement, construction and project management services to provide end-to-end total project solutions to our customers.

An overview of the various services we provide and our locations, employees and backlog as of September 30, 2007 is presented below:

	Engineering	Construction	EPC
	Services	Services	Services

Services Provided:
  •   Project management

•   Feasibility studies
•   Conceptual engineering
    & detailed design

•   Route/site selection

•   Construction
    management

•   Material procurement

•   Commissioning/startup
    assistance

•   Facilities operations

•   Field services
    (surveying,
    right-of-way acquisition)
• Cross-country
    onshore pipelines

•   Pump, compressor
    and flow stations

•   Fabrication

•   Highway, rail and
    river crossings

•   Valve stations

•   Pipeline rehabilitation
    and requalification

•   Gas processing plants

•   Production facilities

		• Specialty services	• Turnkey EPC arrangements incorporating some or all of our engineering & construction services

Locations:	• Salt Lake City, UT	• Houston, TX	• Project specific
	• Tulsa, OK	• Edmonton, AB
	• Kansas City, MO	• Ft. McMurray, AB
• Muscat, Oman

Employees:	• 322	• 3,641	• 170

Backlog (in millions):	• $89.5	• $883.4	• $126.0

We execute our projects utilizing a large, well-maintained fleet of owned and leased construction, transportation and support equipment. We also regularly rent pipeline construction equipment from specialized rental operators to supplement our owned or leased equipment in periods of high activity. Our equipment fleet is divided into units of equipment, which we call “spreads,” which are typically capable of constructing 50 to 75 miles of large diameter pipeline in a three- to four-month period. A spread includes numerous individual units of a particular equipment category, including: pipe layers, excavators, automatic welding units, bulldozers, heavy trucks, crew trucks, as well as other critical equipment. In 2006 and the first nine months of 2007, expenditures for capital equipment were $12.3 million and $23.4 million, respectively. Given the expected expansion of our project activity in North America over the next three years, we anticipate significantly expanding our equipment fleet to take advantage of the attractive economic returns of utilizing owned-equipment on cost-reimbursable projects, where ownership costs are less than prevailing rental rates. We are able, under the terms of these contracts, to utilize prevailing rental rates as the basis for our costs and fixed fees on the project. Expansion of our capital equipment base will also increase our ability to secure and execute additional projects. We expect to acquire approximately $50 million of construction equipment in the next 12 months.

OUR HISTORY

We have a rich history that traces back to the early days of the oil and gas infrastructure business in the United States and abroad in the early 1900s. We trace our roots to the original construction business of Williams Brothers Company which was founded in 1908. We have been employed by more than 400 clients to carry out work in 59 countries. Since 1908, we have constructed over 200,000 kilometers of hydrocarbon pipelines, which we believe positions us in the top tier of pipeline contractors in the world. We have completed many of the landmark pipeline construction projects, including the “Big Inch” and

“Little Big Inch” War Emergency Pipelines (1942-44), the Mid-America Pipeline (1960), the TransNiger Pipeline (1962-64), the Trans-Ecuadorian Pipeline (1970-72), the northernmost portion of the Trans-Alaska Pipeline System (1974-76), the All-American Pipeline System (1984-86), Colombia’s Alto Magdalena Pipeline System (1989-90), a portion of the Pacific Gas Transmission System expansion (1992-93), and through a joint venture led by a subsidiary of ours, the Chad-Cameroon Pipeline (2000-03).

PENDING INSERV ACQUISITION

InServ

On October 31, 2007, we entered into a share purchase agreement pursuant to which we agreed to acquire all of the outstanding equity interests in InServ. The aggregate purchase price of the InServ acquisition is approximately $225 million, of which $202.5 million will be paid in cash and the balance paid in Willbros common stock. The purchase price for the InServ acquisition is subject to a possible increase or reduction in the event that InServ’s working capital at the closing date is more or less than a specified amount.

InServ is an integrated, full-service specialty contractor providing construction, turnaround, repair and maintenance services to the downstream energy infrastructure market, which consists primarily of refineries and petrochemical facilities. InServ’s core competencies include turnkey project execution through program management and engineering, procurement and construction services, which complement our EPC service offerings in the midstream market. InServ is one of the four major contractors in the US that provides services for the overhaul of high-utilization fluid catalytic cracking units, the primary gasoline-producing unit in refineries. These catalytic cracking units, which operate continuously for long periods of time, are typically overhauled on a three- to five-year cycle. InServ also provides similar turnaround services for other refinery process units as well as specialty services associated with welding, piping and process heaters. InServ has performed projects for 60 of the 149 operating refineries in the United States, providing a range of services to customers including Valero, ChevronTexaco, Marathon, ExxonMobil, BP and ConocoPhillips.

The majority of InServ’s service offerings are comprised of six primary activities: construction, construction and turnaround services, field services, manufacturing, tank and turnkey project services. Additionally, InServ manufactures specialty components for refineries and petrochemical plants which require high levels of expertise, such as heater coils, alloy piping and other components.

InServ is led by a highly experienced management team with an average of over 30 years of industry experience. InServ provides a single source offering to customers and self performs a majority of the work it contracts, which is critical to customers operating and maintaining large capital investments in refineries and other processing plants. The large capital investments and the inherent risks in processing hydrocarbons in the plants and refineries which InServ operates demand date- and cost-certain project completion, as well as high work quality and safe operations. InServ also provides numerous ancillary services, including tank services, safety services and heater services.

Since its founding in 1994, InServ has experienced rapid and profitable growth. For the nine months ended September 30, 2007, InServ generated revenue and operating income of $253.8 million and $22.3 million, respectively. For the five years ended December 31, 2006, InServ’s revenue and operating income grew at a compound annual rate of 25.3 percent and 45.5 percent, respectively. Since its inception, InServ has experienced strong growth and is in the midst of a market with strong fundamental drivers including aging infrastructure combined with capacity constraints, increased emphasis on preventive maintenance, substantial emphasis on safety, record oil prices and demand for hydrocarbon derivatives. These positive market drivers have contributed to a substantial increase in InServ’s backlog to $210.5 million as of September 30, 2007, a 33.0 percent increase in backlog over December 31, 2006. An industry survey completed by Hydrocarbon Processing magazine anticipated over $17 billion will be spent in the United States on capital and maintenance projects in the refining and petrochemical sectors in 2007. Over $8 billion of this anticipated spending is expected to be in the petrochemical sector, an end market which represents a growth opportunity for InServ. We also believe growth opportunities in these markets are driven by a shift to heavier and more sour crude streams and greater outsourcing of refinery services as producers increasingly focus on core operations. InServ also benefits from the shift to more favorable contract terms and conditions as represented by the fact that over 75 percent of its current contract backlog is cost-reimbursable.

Rationale for the InServ acquisition

Complementary service offerings.  The addition of InServ will add new service lines to our business, many of which are sold to current customers of Willbros. As a result, we will be able to offer existing Willbros and InServ clients a more complete range of services. For example, the tank services and EPC offerings of InServ are complementary to the service offerings of Willbros and afford growth opportunities in both the midstream and downstream sectors. In addition, InServ’s downstream focus adds further diversification across the hydrocarbon value chain. InServ’s focus on maintenance, repair and overhaul projects that are necessary for the continuous and safe operation of the many processing units of a refinery will help mitigate the effect of spending cycles in the pipeline industry. We also believe there may be opportunities for growth through selective and strategic acquisitions of businesses or assets complementary to InServ’s current service offering.

Expand geographic reach.  Inserv’s capabilities span the United States, as evidenced by Inserv having provided services to 60 of the 149 operable refineries in the country. Broad geographic reach is important to customers as it enables the company to rapidly mobilize people, materials and equipment. We believe that the expanded geographic reach of the combined businesses will position us to capture incremental revenue opportunities. Furthermore, our strong position in the Canadian oil sands provides InServ access to this rapidly growing market. We expect that the maintenance market for processing facilities will provide a significant opportunity following the Cdn$100 billion of facility capital investment which is expected to occur by 2015.

Consistent and conservative financial management with contracts focused on risk-adjusted return.  InServ has demonstrated consistent top- and bottom-line growth, while maintaining a balance sheet with minimal debt. Over 75 percent of InServ’s backlog is cost-reimbursable with a significant weighting toward maintenance, repair and overhaul activities. We believe that InServ’s conservative approach to operating their business is consistent with our approach.

Long-term customer relationships with significant overlap.  InServ has a premier brand name and reputation among the world’s largest refining and petrochemical operators. InServ serves a blue-chip customer base, most with repeat business over many years and several with management relationships extending over 30 years. Several of these customers are also existing customers of Willbros. We believe that these quality relationships are complementary to our existing customer base, enabling the combined entity to enhance revenue opportunities across a broad base of service offerings.

Strong cultural fit.  Willbros management has an established relationship with the management of InServ that we believe will facilitate the integration process. We believe that InServ’s high cultural similarity with Willbros, coupled with a customer base which is well known to us and lack of services overlap, make it an excellent opportunity to expand our market and provide a recurring revenue stream.

OUR COMPETITIVE STRENGTHS

We believe that we have a leading position relative to our peers in the markets in which we currently operate as a result of key competitive strengths, including:

➢	Leading position in high growth hydrocarbon transportation market supported by a strong global brand and reputation of quality execution expertise. We believe we are one of the largest engineering and construction service providers in the world focused primarily on pipelines and other infrastructure critical to the transportation of hydrocarbons. Our global execution platform, experience and substantial fleet of construction equipment provide us with an advantage over smaller competitors with more limited resources and larger service providers, many of whom have committed significant resources to upstream and downstream processing facilities. In addition, we are well positioned to capitalize on the increasing need to maintain or replace older pipelines and expand into related services which augment our core expertise.

➢	Our ability to execute complex, fully integrated EPC projects. We offer our customers fully integrated EPC capabilities addressing the complete project lifecycle from early stage development and feasibility studies through execution, including project management, construction, and ongoing maintenance services. We are one of the few specialized service providers capable of offering this comprehensive solution in the pipeline market. Our customers are increasingly recognizing the benefits of integrated EPC services resulting from our early involvement in a project. Early involvement in all aspects of a project allows us to better determine the most efficient design, permitting, procurement and construction sequence and strategy for a project. Increased control over the entire scope of a project also improves execution efficiencies, which allows us to generate higher margins for the engineering and construction portions of the project while capturing incremental revenue and margin opportunities through the material procurement phase.

➢	Strong relationships with long standing customers. We have well-established relationships with major natural gas and petroleum industry participants, many of whom are leaders in their respective markets, including Kinder Morgan Energy Partners, ExxonMobil, Royal Dutch Shell, Energy Transfer Partners, El Paso Energy, SynCrude and Occidental Petroleum. We were able to develop and maintain these relationships due to our success in understanding and meeting our customers’ objectives. We believe that industry growth will continue to drive larger and more complex projects in a market where strong customer relationships and proven execution capabilities will be critical in increasing our market share. Our established safety and performance track record, well-maintained fleet of equipment and deep staff of well-trained, experienced engineers, project managers, and field operators position us to continue to win new projects from our legacy and new customers.

➢	Experienced workforce and management team. Our management team and skilled workforce include professionals with significant industry experience and technical expertise. Our senior executive team averages over 25 years of relevant industry experience, and many of our managers have led projects both domestically and overseas. Our new management team has positioned us to capture substantial growth opportunities in a strong environment.

OUR BUSINESS STRATEGY

Our strategy is to increase stockholder value by leveraging our competitive strengths to take advantage of the current opportunities in the global energy infrastructure market and position ourselves for sustained long-term growth. Core tenets of our strategy include:

Focus on managing risk.  Led by our new management team, we have implemented a core set of business conduct, practices and policies which have fundamentally improved our risk profile. We have implemented our risk management policy by exiting higher risk countries, increasing our activity levels in lower risk countries, diversifying our service offerings and end markets, practicing rigorous financial management and limiting contract execution risk. Risk management is emphasized throughout all levels of the organization and covers all aspects of a project from strategic planning and bidding to contract management and financial reporting. We have implemented stricter controls and enhanced risk assessment and believe these processes will enable us to more effectively evaluate, structure and execute future projects, thereby increasing our profitability and reducing our execution risk.

➢	Focus resources in markets with the highest risk-adjusted return. North America currently offers us the highest risk-adjusted returns and the majority of our resources are focused on this region. However, we continue to seek international opportunities which can provide superior risk-adjusted returns and believe our extensive international experience is a competitive advantage. We believe that markets in North Africa and the Middle East, where we also have substantial experience, may offer attractive opportunities for us in the future given mid- and long-term industry trends.

➢	Maintain a conservative contract portfolio. Our current contract portfolio is composed of 75 percent cost-reimbursable work which provides for a more equitable allocation of risk between us and our customers. While strong current market conditions have been beneficial in transitioning our backlog away from higher-risk, fixed-price contracts, we intend to maintain a balanced risk-to-reward portfolio.

➢	Ethical business practices. We demand that all of our employees and representatives conduct our business in accordance with the highest ethical standards—in compliance with applicable laws, rules and regulations, with honesty and integrity, and in a manner which demonstrates respect for others. The Willbros tradition of “doing the right thing” and abiding by the rule of law is reflected in our longstanding “Code of Business Conduct and Ethics”.

Leverage core service expertise into additional full EPC contracts.  Our core expertise and service offerings allow us to provide our customers with a single source EPC solution which creates greater efficiencies to the benefit of both our customers and our company. In performing integrated EPC contracts, we establish ourselves as overall project managers from the earliest stages of project inception and are therefore better able to efficiently determine the design, permitting, procurement and construction sequence for a project in connection with making engineering decisions. Our customers benefit from a more seamless execution, while for us, these contracts often yield higher profit margins on the engineering and construction components of the contract compared to stand-alone contracts for similar services. Additionally, this contract structure allows us to deploy our resources more efficiently and capture both the engineering and construction components of these projects.

Leverage core capabilities and industry reputation into a broader service offering.  We believe our market is characterized by increasingly larger projects and a constrained resource base. Potential customers are invoking buying criteria other than price, such as safety performance, schedule certainty and specialty expertise. Our established platform and track record strongly position us to capitalize on this trend by leveraging our expertise into a broader range of related service offerings. While we currently provide a number of discrete services to both our core and other end-markets, we believe additional opportunities exist to expand our core capabilities through both acquisitions and internal growth initiatives. We strive to leverage our project management, engineering and construction skills to establish additional service offerings, such as instrumentation and electrical services, turbo-machinery services, environmental services and pipeline system integrity services. We expect this approach to enable us to attract more critical service resources in a tight market for both qualified personnel and critical equipment resources, establishing us as one of the few contractors able to do so.

Establish and maintain financial flexibility.  Increasingly larger projects and the complex interaction of multiple projects simultaneously underway require us to have the financial flexibility to meet material, equipment and personnel needs to support our project commitments. We intend to use our credit facility for performance letters of credit, financial letters of credit and cash borrowings. Following the successful completion of this transaction, we will focus on maintaining a strong balance sheet to enable us to achieve the best terms and conditions for our credit facilities and bonding capacities. Our continued emphasis is on the maintenance of a strong balance sheet to maximize flexibility and liquidity for the development and growth of our business. We also employ rigorous cash management processes to ensure the continued improvement of cash management, including processes focused on improving contract terms as they relate to project cash flows.

OTHER RECENT EVENTS

New senior credit facility

Concurrent with the closing of the offering contemplated by this prospectus supplement and the accompanying prospectus and the InServ acquisition, our wholly-owned subsidiary, Willbros USA, Inc., intends to replace the existing three year $100.0 million senior secured synthetic credit facility with a new three year senior secured $150.0 million revolving credit facility due 2010 and a four year $100.0 million term loan facility due 2011 (the “2007 Credit Facility”) with a group of banks led by Calyon New York Branch (“Calyon”). We currently have $250.0 million of commitments for the 2007 Credit Facility. Our existing facility is costlier (including a five percent per annum facility fee) than the 2007 Credit Facility and contains numerous results which have restricted our financial flexibility. With our improving financial condition, we have been able to significantly improve the terms and conditions in our 2007 Credit Facility and we expect that the 2007 Credit Facility will enhance our financial flexibility, reduce our credit expense and provide added financial support to our growth strategy.

Our obligations under the 2007 Credit Facility will be guaranteed by Willbros Group, Inc. and all of its material foreign and domestic subsidiaries and will be secured by a first priority security interest in all existing and future acquired assets of those companies and of Willbros USA, Inc. We will have the option, subject to Calyon’s consent, to increase the size of the revolving credit facility to $200.0 million within the first two years of the closing date of the 2007 Credit Facility. We will be able to utilize 100 percent of the revolving credit facility to issue performance letters of credit and 33.3 percent of the facility for cash advances and financial letters of credit.

We expect that the term loan will be available to backstop the funding requirements from our InServ acquisition and that, while we intend to fund the $202.5 million cash portion of the purchase price for InServ from the net proceeds of the equity offering contemplated by this prospectus supplement, we may borrow under the term loan facility at our option, subject to certain terms and conditions, to consummate the InServ acquisition. We expect that the term loan facility will be made available in a single advance on the closing date of the 2007 Credit Facility and that any unused term loan commitment will be terminated on that date.

The 2007 Credit Facility contains customary financial covenants and terms and conditions. For additional information with respect to the anticipated terms of the 2007 Credit Facility, see “Description of new senior credit facility.”

Resolution of criminal and regulatory matters

Willbros Group, Inc. (“WGI”) and its subsidiary, Willbros International, Inc. (“WII”), have reached an agreement in principle with representatives of the United States Department of Justice (the “DOJ”), subject to approval by the DOJ and confirmation by a federal district court, to settle its previously disclosed investigation into possible violations of the Foreign Corrupt Practices Act (the “FCPA”). In addition, we have reached an agreement in principle with the staff of the US Securities and Exchange Commission (the “SEC”), subject to approval by the SEC and confirmation by a federal district court, to resolve its previously disclosed investigation of possible violations of the FCPA and possible violations of the Securities Act of 1933 and the Securities Exchange Act of 1934. These investigations stem primarily from our former operations in Bolivia, Ecuador and Nigeria. As described more fully below, if accepted by the DOJ and the SEC and approved by the court, the settlements together will require us to pay, over approximately three years, a total of $32.3 million in penalties and disgorgement, plus post-judgment interest on $7.725 million of that amount. In addition, WGI and WII will, for a period of approximately three years, each be subject to Deferred Prosecution Agreements (“DPAs”) with the DOJ. Finally, we will be subject to a permanent injunction barring future violations of certain provisions of the federal securities laws.

The terms of the settlement in principle with the DOJ include the following:

➢	A twelve-count criminal information will be filed against both WGI and WII. WGI and WII will each enter into a DPA with the DOJ. The twelve counts include substantive violations of the anti-bribery provisions and violations of the books-and-records provisions of the FCPA. All twelve counts relate to our operations in Nigeria, Ecuador and Bolivia during the period from 1996 to 2005.

➢	Provided WGI and WII fully comply with the DPAs for a period of approximately three years, the DOJ will not continue the criminal prosecution against WGI and WII and, at the conclusion of that time, the DOJ will move to dismiss the criminal information.

➢	The DPAs will require, for each of their three-year terms, among other things, full cooperation with the government; compliance with all federal criminal law, including but not limited to the FCPA; and a three year monitor for WGI and its subsidiary companies, primarily focused on international operations outside of North America, the costs of which are payable by WGI.

➢	We will be subject to $22 million in fines related to FCPA violations. The fines are payable in four equal installments of $5.5 million, first on signing, and annually for approximately three years thereafter, with no interest payable on the unpaid amounts.

With respect to the agreement in principle with the staff of the SEC the terms include the following:

➢	We will consent to the filing in federal district court of a complaint by the SEC (the “Complaint”), without admitting or denying the allegations in the Complaint, and to the imposition by the court of a final judgment of permanent injunction against us. The Complaint will allege civil violations of the antifraud provisions of the Securities Act and the Securities Exchange Act, the FCPA’s anti-bribery provisions, and the reporting, books-and-records and internal control provisions of the Securities Exchange Act. The final judgment will not take effect until it is confirmed by the court, and will permanently enjoin us from future violations of those provisions.

➢	The final judgment will order us to pay $10.3 million, consisting of $8.9 million for disgorgement of profits and approximately $1.4 million of pre-judgment interest. The disgorgement and pre-judgment interest is payable in four equal installments of $2.575 million, first on signing, and annually for approximately three years thereafter. Post-judgment interest will be payable on the outstanding balance.

Failure by us to comply with the terms and conditions of either proposed settlement could result in resumed prosecution and other regulatory sanctions.

The settlements in principle are contingent upon the parties’ agreement to the terms of final settlement agreements, approval by the DOJ and the SEC and confirmation of each settlement by a federal district court. There can be no assurance that the settlements will be finalized.

As a result of the settlements in principle, we have increased our reserves related to these investigations by $8.3 million, bringing the aggregate reserves for these matters to $32.3 million. The increased reserve was recorded in the third quarter of 2007. The aggregate reserves reflect our estimate of the expected probable loss with respect to these matters, assuming the settlements are finalized. If the settlements are not finalized, the amount reserved may not reflect eventual losses.

If final settlements with the DOJ and the SEC are not approved, our liquidity position and financial results could be materially adversely affected. For a further discussion of the risks associated with the settlements in principle with the SEC and the DOJ, see the Risk factor entitled “We have reached agreements in principle to settle investigations involving possible violations of the FCPA and possible violations of the Securities Act of 1933 and the Securities Exchange Act of 1934. If a final settlement is not approved, our liquidity position and financial results could be materially adversely affected.” and related Risk factors.

Possible restructuring with a new Delaware public parent

We are considering forming a new Delaware corporation to be our new public parent in order to better reflect the current and anticipated future composition of our business. Such a restructuring transaction may only be effected with the approval of our stockholders. We anticipate that any such transaction would be undertaken in the first quarter of 2008.

OUR EXECUTIVE OFFICES

We are incorporated in the Republic of Panama and maintain our headquarters at Plaza 2000 Building, 50th Street, 8th Floor, P.O. Box 0816-01098, Panama, Republic of Panama; our telephone number is +50-7-213-0947. Administrative services are provided to us by our subsidiary, Willbros USA, Inc., whose administrative headquarters are located at 4400 Post Oak Parkway, Suite 1000, Houston, Texas 77027, and whose telephone number is (713) 403-8000. We maintain an internet website at www.willbros.com. We have not incorporated by reference into this prospectus supplement or the accompanying prospectus the information in, or that can be accessed through, our website, and you should not consider it to be a part of this prospectus supplement or the accompanying prospectus.

The offering

Common stock we are offering	6,875,000 shares

Common stock to be outstanding after this offering	36,006,831 shares

Use of proceeds	We estimate that the net proceeds to us from this offering after expenses will be approximately $220.5 million, or approximately $253.8 million if the underwriters exercise their over-allotment option in full, at a public offering price of $34.00 per share. We plan to use approximately $202.5 million of the net proceeds from this offering to fund the cash portion of the purchase price for our pending acquisition of InServ. We intend to use the remaining net proceeds from this offering to fund our capital expenditures and working capital requirements to support our growing backlog and to fund possible acquisitions of additional assets and businesses which would complement our capabilities. See “Use of proceeds.”

New York Stock Exchange symbol	WG

The number of shares of our common stock outstanding after this offering is based on approximately 29,131,831 shares outstanding as of September 30, 2007 and excludes:

➢	686,750 shares of our common stock issuable upon exercise of options outstanding as of September 30, 2007, at a weighted average exercise price of $13.69 per share, of which options to purchase 512,583 shares were exercisable as of that date at a weighted average exercise price of $12.22 per share;

➢	558,354 shares of our common stock issuable upon exercise of warrants outstanding as of September 30, 2007, at the current exercise price of $19.03 per share, all of which warrants were exercisable as of that date;

➢	1,825,589 shares of our common stock issuable upon conversion of approximately $32.1 million in aggregate principal amount of our 6.5% Convertible Senior Notes due 2012 (the “6.5% Notes”), and 3,595,277 shares of our common stock issuable upon conversion of $70.0 million in aggregate principal amount of our 2.75% Convertible Senior Notes due 2024 (the “2.75% Notes”), each at the respective conversion price currently in effect;

➢	458,798 shares of our common stock available for future grant under the Willbros Group, Inc. 1996 Stock Plan (the “1996 Stock Plan”) and the 2006 Director Restricted Stock Plan as of September 30, 2007; and

➢	1,031,250 shares of our common stock that may be purchased by the underwriters to cover over-allotments, if any.

Unless we specifically state otherwise, the information in this prospectus supplement assumes that the underwriters do not exercise their option to purchase up to 1,031,250 additional shares of our common stock to cover over-allotments, if any.

Summary historical and pro forma consolidated financial data

The following summary historical consolidated financial data for the years ended December 31, 2006, 2005 and 2004 are derived from our audited consolidated financial statements. The following summary historical consolidated financial data as of September 30, 2007 and for the nine-month periods ended September 30, 2007 and 2006 are derived from our unaudited interim condensed consolidated financial statements. In the opinion of our management, the unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for a fair presentation of the information set forth therein. Interim results are not necessarily indicative of full year results.

The following summary unaudited pro forma financial data for the twelve months ended December 31, 2006 and for and as of the nine months ended September 30, 2007 give effect to (1) our pending acquisition of InServ, (2) the issuance of common stock to the sellers of InServ in connection with such pending acquisition, (3) the application of $202.5 million of the net proceeds of this offering to finance the cash portion of the purchase price of InServ and (4) the receipt of the remaining net proceeds of this offering. The following summary unaudited pro forma financial data does not give effect to an anticipated $1.5 million charge for unamortized deferred finance costs and a reduction in annual expense of a minimum of $2.0 million which we anticipate from the refinancing of our existing credit facility.

The summary unaudited pro forma financial information is based on our historical consolidated financial statements and the historical consolidated financial statements of InServ and includes, in the opinion of management, all adjustments necessary for a fair presentation of the information set forth therein. The pro forma adjustments are based on information and assumptions we believe are reasonable. The unaudited pro forma financial information is presented for informational purposes only and does not purport to represent what our results of operations or financial position would have been had the transactions reflected occurred on the dates indicated or to project our financial position as of any future date or our results of operations for any future period.

This information is only a summary and should be read together with “Unaudited pro forma condensed combined financial statements”, “Management’s discussion and analysis of financial condition and results of operations”, our historical consolidated financial statements and the related notes contained elsewhere in this prospectus supplement and the other information contained in or incorporated by reference in this prospectus supplement. For more details on how you can obtain our SEC reports incorporated by reference in this prospectus supplement, see “Where You Can Find More Information” in the accompanying prospectus.

	Historical					Pro forma
							Nine months
				Nine months ended		Year ended	ended
	Year ended December 31,			September 30,		December 31,	September 30,
Statement of operations data	2004	2005	2006	2006	2007	2006	2007

(in thousands, except per share data)				(unaudited)		(unaudited)

Contract revenue	$272,794	$294,479	$543,259	$352,181	$610,168	$743,742	$863,935
Operating expenses:
Contract cost	222,357	266,072	489,494	320,628	538,790	654,375	752,826
Depreciation and amortization	9,776	11,688	12,430	9,180	13,223	17,940	17,278
General and administrative	32,525	42,350	53,366	33,133	42,295	70,001	58,893
Government fines	—	—	—	—	22,000	—	22,000

	264,658	320,110	555,290	362,941	616,308	742,316	850,997

Operating income (loss)	8,136	(25,631)	(12,031)	(10,760)	(6,140)	1,426	12,938
Other income (expense):
Interest income	868	1,577	1,803	1,350	4,433	1,803	4,450
Interest expense	(3,348)	(5,481)	(10,068)	(7,482)	(6,552)	(10,824)	(6,930)
Foreign exchange gain (loss)	(85)	14	(150)	105	—	—	—
Other, net	(302)	728	719	—	(2,019)	650	(1,970)
Loss on early extinguishment of debt	—	—	—	—	(15,375)	—	(15,375)

	(2,867)	(3,162)	(7,696)	(6,027)	(19,513)	(8,371)	(19,825)

Income (loss) from continuing operations before income taxes	5,269	(28,793)	(19,727)	(16,787)	(25,653)	(6,945)	(6,887)
Provision (benefit) for income taxes	(1,027)	1,668	2,308	1,811	7,793	7,421	15,299

Net income (loss) from continuing operations	6,296	(30,461)	(22,035)	(18,598)	(33,446)	(14,366)	(22,186)
Loss from discontinued operations net of provision for income taxes	(27,111)	(8,319)	(83,402)	(46,249)	(21,494)	(83,402)	(21,494)

Net income (loss)	$(20,815)	$(38,780)	$(105,437)	$(64,847)	$(54,940)	$(97,768)	$(43,680)

Basic and diluted net loss per share:
Continuing operations	$0.30	$(1.43)	$(0.98)	$(0.87)	$(1.22)	$(0.48)	$(0.64)
Discontinued operations	(1.29)	(0.39)	(3.72)	(2.15)	(0.78)	(2.78)	(0.62)

Net income (loss)	$(0.99)	$(1.82)	$(4.70)	$(3.02)	$(2.00)	$(3.26)	$(1.26)

Weighted average shares of common stock used in computing basic and diluted net loss per share	20,922,022	21,258,211	22,440,742	21,480,730	27,421,927	29,953,217	34,934,402

	As of September 30,
	2007
Balance sheet data	Actual	Pro forma

(in thousands)	(unaudited)

Cash, cash equivalents and short-term investments	$58,709	$78,376
Net working capital(1)	122,286	164,724
Total debt	139,372	145,298
Stockholders’ equity	106,458	349,434

(1)	Net working capital represents current assets less current liabilities, including the assets and liabilities of discontinued operations.

Risk factors

Investing in our common stock involves a high degree of risk. In addition to the other information included and incorporated by reference in this prospectus supplement and accompanying prospectus, you should carefully consider the risks described below before purchasing our common stock. If any of the following risks actually occurs, our business, results of operations and financial condition will likely suffer. As a result, the trading price of our common stock may decline, and you might lose part or all of your investment.

These are not the only risks and uncertainties we face. Additional risks and uncertainties that we are presently unaware of or currently consider immaterial may also adversely affect our business, results of operations and financial condition.

RISKS RELATED TO OUR BUSINESS

We may continue to experience losses associated with our prior activities in Nigeria.

In February 2007, we completed the sale of our Nigerian operations. In August 2007, we and our subsidiary, Willbros International Services (Nigeria) Limited, entered into a Global Settlement Agreement with Ascot Offshore Nigeria Limited (“Ascot”), the purchaser of our Nigerian operations and Berkeley Group Plc, the purchaser’s parent company. Among the other matters, the Global Settlement Agreement provided for the payment of an amount in full and final settlement of all disputes between Ascot and us related to the working capital adjustment to the closing purchase price under the February 2007 share purchase agreement. In connection with the sale or our Nigerian operations, we also entered into a transition services agreement, and Ascot delivered a promissory note in favor of us.

The Global Settlement Agreement provided for a settlement in the amount of $25.0 million, the amount by which we and Ascot agreed to adjust the closing purchase price downward in respect of working capital (the “Settlement Amount”). Under the Global Settlement Agreement, we retained approximately $13.9 million of the Settlement Amount and credited this amount to the account of Ascot for amounts which were due to us under the transition services agreement and promissory note. Our payment of the balance of the Settlement Amount settled any and all obligations and disputes between Ascot and us in relation to the adjustment to the closing purchase price under the share purchase agreement.

As part consideration for the parties’ agreement on the Settlement Amount, Ascot secured with non-Nigerian banks supplemental backstop letters of credit totaling approximately $20.3 million. In addition, upon the payment of the balance of the Settlement Amount, all of the parties’ respective rights and obligations under the indemnification provisions of the share purchase agreement were terminated, except as provided in the Global Settlement Agreement.

We may continue to experience losses or incur expenses subsequent to the sale and disposition of our operations and the Global Settlement Agreement. In particular:

➢	We issued parent company guarantees to our former clients in connection with the performance of our Nigeria contracts. Although the buyer will now be responsible for completing these projects, in varying degrees our guarantees will remain in force until the projects are completed. Indemnities are in place pursuant to which the buyer and its parent company are obligated to indemnify us for any losses we incur on these guarantees. However, we can provide no assurance that we will be successful in enforcing our indemnity rights against the buyer. The guarantees include five projects under which we estimate that, at December 31, 2006, there was aggregate remaining contract revenue of approximately $374.8 million, and aggregate cost to complete of approximately $316.0 million. At December 31, 2006, we estimated that only one of the contracts covered by the guarantees was in a loss position and have accrued for such loss in the amount of approximately $33.2 million on our December 31, 2006 balance sheet. Although we believe Ascot’s provision of supplemental backstop

Risk factors

letters of credit has minimized our letter of credit risk, the same difficulties which led to our leaving Nigeria continue to exist. Ascot’s continued willingness and ability to perform our former projects in West Africa are important ingredients to further reducing our risk profile in Nigeria and elsewhere in West Africa. As such, it was important under the Global Settlement Agreement to receive additional assurances from Ascot related to ongoing projects because of our continuing parent guarantees on those projects. To date, no claims have been made against our parent guarantees. If we are required to resume operations in Nigeria under one or more of our performance guarantees, and are unable to enforce our rights under the indemnity agreement, we may experience losses. Those losses could exceed the amount accrued at December 31, 2006, including losses that we could incur in completing projects that were not considered to be in a loss position as of December 31, 2006 due to additional expenses associated with the start-up and redeployment of our equipment or personnel or a further deterioration of the already challenging operating environment in Nigeria.

➢	Although our current activities in Nigeria are confined to providing transition services to the new owner, we may find it difficult to provide those services to the buyer if we experience high levels of employee turnover or for other reasons. If we are unable to provide adequate transition services or if the buyer is otherwise unable to perform under our contracts that were in effect as of the closing date, we may be required to perform under our parent company guarantees discussed above.

➢	We may experience difficulty redeploying certain equipment to our continuing operations that we previously leased for our Nigeria projects and that was not conveyed to the buyer at closing.

We have reached agreements in principle with the DOJ and the SEC to settle investigations involving possible violations of the FCPA and possible violations of the Securities Act of 1933 and the Securities Exchange Act of 1934. If a final settlement is not approved, our liquidity position and financial results could be materially adversely affected.

In late December 2004, we learned that tax authorities in Bolivia had charged our Bolivian subsidiary with failure to pay taxes owed, filing improper tax returns and the falsification of tax documents. As a result of our investigation, we determined that J. Kenneth Tillery, then President of WII and the individual principally responsible at that time for our international operations outside of the United States and Canada, was aware of the circumstances that led to the Bolivian charges. Mr. Tillery resigned from the Company on January 6, 2005. In January 2005, our Audit Committee engaged independent outside legal counsel for the purpose of conducting an investigation into the circumstances surrounding the Bolivian tax assessment as well as other activities which were previously under the control of Mr. Tillery. The investigations conducted by the Audit Committee and senior management have revealed information indicating that Mr. Tillery, and others who directly or indirectly reported to him, engaged in activities that were and are specifically contrary to established Company policies and possibly the laws of several countries, including the United States. Our investigations determined that some of the actions of Mr. Tillery and other employees or consultants of WII or its subsidiaries may have caused us to violate US securities laws, including the FCPA, and/or other US and foreign laws.

We have voluntarily reported the results of our investigations to both the SEC and the DOJ. We have also voluntarily reported certain potentially improper facilitation and export activities to the United States Department of Treasury’s Office of Foreign Assets Control (“OFAC”), and to the DOJ and to the SEC. The SEC and the DOJ are each conducting their own investigations of actions taken by us and our employees and representatives that may constitute violations of US law. We are cooperating fully with all such investigations.

We have reached agreements in principle to settle the DOJ and the SEC investigations. As a result of the agreements in principle, we have established aggregate reserves relating to these matters of $32.3 million. The aggregate reserves reflect our estimate of the expected probable loss with respect to

Risk factors

these matters, assuming the settlement is finalized. Of the $32.3 million in aggregate reserves, $22.0 million, representing the anticipated DOJ fines, was recorded as an operating expense for continuing operations and $10.3 million, representing anticipated SEC disgorgement of profits and pre-judgment interest, was recorded as an operating expense for discontinued operations.

These settlements in principle are contingent upon the parties’ agreement to the terms of final settlement agreements and require final approval from the DOJ and the SEC and confirmation by a federal district court. We can provide no assurance that such approvals will be obtained. If a final resolution is not concluded, we believe it is probable that the DOJ and SEC will seek civil and criminal sanctions against us as well as fines, penalties and disgorgement. If ultimately imposed, or if agreed to by settlement, such sanctions may exceed the current amount we have estimated and reserved in connection with the settlements in principle.

In addition, with respect to OFAC’s investigation, OFAC and Willbros USA, Inc. have agreed in principle to settle the allegations pursuant to which we will pay a total of $6,600 as a civil penalty.

The terms of final settlements with the DOJ and SEC may negatively impact our ongoing operations.

Upon completion of final settlements with the DOJ and SEC, we expect to be subject to ongoing review and regulation of our business operations, including the review of our operations and compliance program by a government approved independent monitor. The activities of the independent monitor will have a cost to us and may cause a change in our processes and operations, the outcome of which we are unable to predict. In addition, the settlements may impact our operations or result in legal actions against us in countries that are the subject of the settlements. The settlements could also result in third-party claims against us, which may include claims for special, indirect, derivative or consequential damages.

Our failure to comply with the terms of settlement agreements with the DOJ and SEC would have a negative impact on our ongoing operations.

Under the settlements in principle with the DOJ and SEC, we expect to be subject to a three-year deferred prosecution agreement and to be permanently enjoined by the federal district court against any future violations of the federal securities laws. Our failure to comply with the terms of the settlement agreements with the DOJ and SEC could result in resumed prosecution and other regulatory sanctions and could otherwise negatively affect our operations. In addition, if we fail to make timely payment of the penalty amounts due to the DOJ and/or the disgorgement amounts specified in the SEC settlement, the DOJ and/or the SEC will have the right to accelerate payment, and demand that the entire balance due be paid immediately. Our ability to comply with the terms of the settlements is dependent on the success of our ongoing compliance program, including:

➢	our supervision, training and retention of competent employees;

➢	the efforts of our employees to comply with applicable law and our Foreign Corrupt Practices Act Compliance Manual and Code of Business Conduct and Ethics; and

➢	our continuing management of our agents and business partners.

Special risks associated with doing business in highly corrupt environments may adversely affect our business.

Although we have completed the sale of our operations in Nigeria, our international business operations may continue to include projects in countries where corruption is prevalent. Since the anti-bribery

Risk factors

restrictions of the FCPA make it illegal for us to give anything of value to foreign officials in order to obtain or retain any business or other advantage, we may be subject to competitive disadvantages to the extent that our competitors are able to secure business, licenses or other preferential treatment by making payments to government officials and others in positions of influence.

Our management has concluded that we did not maintain effective internal controls over financial reporting as of December 31, 2006, 2005 and 2004. Moreover, on November 13, 2007 we determined that a material weakness in our internal control over financial reporting exists with respect to management’s review of subcontract cost calculations for a project in Canada. We believe that the material weaknesses reported as of December 31, 2006 were eliminated in February 2007 as a result of the sale of our Nigerian assets and operations. However, our inability to remediate these material weaknesses prior to February 2007, our most recent material weakness and any other control deficiencies that we may discover in the future, could adversely affect our ability to report our financial condition and results of operations accurately and on a timely basis. As a result, our business, operating results and liquidity could be harmed.

As disclosed in our annual reports on Form 10-K for 2006, 2005 and 2004, management’s assessment of our internal controls over financial reporting identified several material weaknesses. These material weaknesses led to the restatement of our previously issued consolidated financial statements for fiscal years 2002 and 2003 and the first three quarters of 2004. Although we made progress in executing our remediation plans during 2005 and 2006, including the remediation of three material weaknesses, as of December 31, 2006, management concluded that we did not maintain effective internal controls over financial reporting due to the following remaining material weaknesses in internal controls:

➢	Nigeria accounting: During the fourth quarter of 2006, we determined that a material weakness in our internal controls over financial reporting existed related to the Company’s management control environment over the accounting for our Nigeria operations. This weakness in management control led to the inability to adequately perform various control functions including supervision over and consistency of inventory management, petty cash disbursements, accounts payable disbursement approvals, account reconciliations, and review of timekeeping records. This material weakness resulted primarily from our inability to maintain a consistent and stable internal control environment over our Nigeria operations in the fourth quarter of 2006.

➢	Nigeria project controls—estimate to complete: A material weakness existed related to controls over the Nigeria project reporting. This weakness existed throughout 2006 and is a continuation of a material weakness reported in our 2005 Form 10-K. The weakness primarily impacted one large Nigeria project with a total contract value of approximately $165 million, for which cost estimates were not updated timely in the fourth quarter of 2006 due to insufficient measures being taken to independently verify and update reliable cost estimates. This material weakness specifically resulted in material changes to revenue and cost of sales during the preparation of our year-end financial statements by our accounting staff prior to their issuance.

Moreover, on November 13, 2007 we determined that a material weakness in our internal control over financial reporting exists with respect to management’s review of subcontract cost calculations for a project in Canada. In connection with our efforts to remediate this material weakness, we intend to take a number of actions to strengthen the control environment over our operations in Canada, including the following:

➢	enhance the management review process and hire additional project controllers; and

➢	introduce system upgrades to automate certain processes, which we believe will prevent the omission of previously identified costs.

Risk factors

In 2006, our efforts to strengthen our control environment and correct the material weakness in company level controls over the financial statement close process included:

➢	reviewing and monitoring our accounting department structure and organization, both in terms of size and expertise;

➢	hiring additional senior accounting personnel at our corporate administrative offices;

➢	increasing our supervision of accounting personnel;

➢	recruiting candidates in order to expeditiously fill vacancies in our accounting, finance and project management functions; and

➢	developing documentation and consistent execution of controls over our financial statement close process.

Our efforts during 2006 to improve our control environment in response to the weakness in construction contract management identified at December 31, 2005 included:

➢	initiating efforts to expand operations and accounting supervisory controls over consistency in the project reporting process and documentation for Nigeria contracts through the addition of supervisory personnel; and

➢	developing more standardized documentation related to project management reporting and management review processes.

We believe that our reported material weaknesses at December 31, 2006 were eliminated in February 2007 upon the sale of our Nigeria assets and operations since those material weaknesses related solely to our operations in that country. However, our inability to remediate these material weaknesses prior to February 2007, our most recent material weakness and any other control deficiencies we identify in the future, could adversely affect our ability to report our financial results on a timely and accurate basis, which could result in a loss of investor confidence in our financial reports or have a material adverse effect on our ability to operate our business or access sources of liquidity. Furthermore, because of the inherent limitations of any system of internal control over financial reporting, including the possibility of human error, the circumvention or overriding of controls and fraud, even effective internal controls may not prevent or detect all misstatements.

Our business is highly dependent upon the level of capital expenditures by oil, gas and power companies on infrastructure.

Our revenue and cash flow are primarily dependent upon major engineering and construction projects. The availability of these types of projects is dependent upon the economic condition of the oil, gas and power industries, specifically, the level of capital expenditures of oil, gas and power companies on infrastructure. Our failure to obtain major projects, the delay in awards of major projects, the cancellation of major projects or delays in completion of contracts are factors that could result in the under-utilization of our resources, which would have an adverse impact on our revenue and cash flow. There are numerous factors beyond our control that influence the level of capital expenditures of oil, gas and power companies, including:

➢	current and projected oil, gas and power prices;

➢	the demand for electricity;

➢	the abilities of oil, gas and power companies to generate, access and deploy capital;

➢	exploration, production and transportation costs;

➢	the discovery rate of new oil and gas reserves;

➢	the sale and expiration dates of oil and gas leases and concessions;

Risk factors

➢	regulatory restraints on the rates that power companies may charge their customers;

➢	local and international political and economic conditions;

➢	the ability or willingness of host country government entities to fund their budgetary commitments; and

➢	technological advances.

If we are not able to renegotiate our surety bond lines, our ability to operate may be significantly restricted.

Our bonding company provides surety bonds on a case-by-case basis for projects in North America and requires that we post backstop letters of credit. We are currently negotiating with our bonding company to eliminate the requirement to provide backstop letters of credit, but we can provide no assurance that we will be successful in removing this requirement. If we are unable to obtain surety bonds, or if the cost of obtaining surety bonds is prohibitive, our ability to bid some projects may be adversely affected in the event other forms of performance guarantees such as letters of credit or parent guarantees are deemed insufficient or unacceptable. In addition, the requirement that we post backstop letters of credit reduces the capacity available to us under our credit facility.

Our international operations are subject to political and economic risks of developing countries.

Although we recently sold our operations in Nigeria and Venezuela, we have substantial operations in the Middle East (Oman) and anticipate that a significant portion of our contract revenue will be derived from, and a significant portion of our long-lived assets will be located in, developing countries.

Conducting operations in developing countries presents significant commercial challenges for our business. A disruption of activities, or loss of use of equipment or installations, at any location in which we have significant assets or operations, could have a material adverse effect on our financial condition and results of operations. Accordingly, we are subject to risks that ordinarily would not be expected to exist to the same extent in the United States, Canada, Japan or Western Europe. Some of these risks include:

➢	civil uprisings, riots and war, which can make it impractical to continue operations, adversely affect both budgets and schedules and expose us to losses;

➢	repatriating foreign currency received in excess of local currency requirements and converting it into dollars or other fungible currency;

➢	exchange rate fluctuations, which can reduce the purchasing power of local currencies and cause our costs to exceed our budget, reducing our operating margin in the affected country;

➢	expropriation of assets, by either a recognized or unrecognized foreign government, which can disrupt our business activities and create delays and corresponding losses;

➢	availability of suitable personnel and equipment, which can be affected by government policy, or changes in policy, which limit the importation of skilled craftsmen or specialized equipment in areas where local resources are insufficient;

➢	government instability, which can cause investment in capital projects by our potential customers to be withdrawn or delayed, reducing or eliminating the viability of some markets for our services;

➢	decrees, laws, regulations, interpretations and court decisions under legal systems, which are not always fully developed and which may be retroactively applied and cause us to incur unanticipated and/or unrecoverable costs as well as delays which may result in real or opportunity costs; and

Risk factors

➢	terrorist attacks such as those which occurred on September 11, 2001 in the United States, which could impact insurance rates, insurance coverages and the level of economic activity, and produce instability in financial markets.

Our operations in developing countries may be adversely affected in the event any governmental agencies in these countries interpret laws, regulations or court decisions in a manner which might be considered inconsistent or inequitable in the United States, Canada, Japan or Western Europe. We may be subject to unanticipated taxes, including income taxes, excise duties, import taxes, export taxes, sales taxes or other governmental assessments which could have a material adverse effect on our results of operations for any quarter or year.

These risks may result in a material adverse effect on our results of operations.

We may be adversely affected by a concentration of business in a particular country.

Due to a limited number of major projects worldwide, we expect to have a substantial portion of our resources dedicated to projects located in a few countries. Therefore, our results of operations are susceptible to adverse events beyond our control that may occur in a particular country in which our business may be concentrated at that time. Economic downturns in such countries could also have an adverse impact on our operations.

Our backlog is subject to unexpected adjustments and cancellations and is, therefore, an uncertain indicator of our future earnings.

We cannot guarantee that the revenue projected in our backlog will be realized or profitable. Projects may remain in our backlog for an extended period of time. In addition, project cancellations or scope adjustments may occur, from time to time, with respect to contracts reflected in our backlog and could reduce the dollar amount of our backlog and the revenue and profits that we actually earn. Many of our contracts have termination for convenience provisions in them in some cases, without any provision for penalties or lost profits. Therefore, project terminations, suspensions or scope adjustments may occur from time to time with respect to contracts in our backlog. Finally, poor project or contract performance could also impact our backlog and profits.

Our failure to recover adequately on claims against project owners for payment could have a material adverse effect on us.

We occasionally bring claims against project owners for additional costs exceeding the contract price or for amounts not included in the original contract price. These types of claims occur due to matters such as owner-caused delays or changes from the initial project scope, which result in additional costs, both direct and indirect. Often, these claims can be the subject of lengthy arbitration or litigation proceedings, and it is often difficult to accurately predict when these claims will be fully resolved. When these types of events occur and unresolved claims are pending, we may invest significant working capital in projects to cover cost overruns pending the resolution of the relevant claims. A failure to promptly recover on these types of claims could have a material adverse impact on our liquidity and financial condition.

Our business is dependent on a limited number of key clients.

We operate primarily in the oil, gas and power industries, providing construction, engineering and facilities development and operations services to a limited number of clients. Much of our success depends on developing and maintaining relationships with our major clients and obtaining a share of contracts from these clients. The loss of any of our major clients could have a material adverse effect on

Risk factors

our operations. Our three largest clients were responsible for 56.9 percent of our backlog at September 30, 2007.

Our use of fixed-price contracts could adversely affect our operating results.

A substantial portion of our projects is currently performed on a fixed-price basis. Under a fixed-price contract, we agree on the price that we will receive for the entire project, based upon a defined scope, which includes specific assumptions and project criteria. If our estimates of our own costs to complete the project are below the actual costs that we may incur, our margins will decrease, and we may incur a loss. The revenue, cost and gross profit realized on a fixed-price contract will often vary from the estimated amounts because of unforeseen conditions or changes in job conditions and variations in labor and equipment productivity over the term of the contract. If we are unsuccessful in mitigating these risks, we may realize gross profits that are different from those originally estimated and incur reduced profitability or losses on projects. Depending on the size of a project, these variations from estimated contract performance could have a significant effect on our operating results for any quarter or year. In general, turnkey contracts to be performed on a fixed-price basis involve an increased risk of significant variations. This is a result of the long-term nature of these contracts and the inherent difficulties in estimating costs and of the interrelationship of the integrated services to be provided under these contracts, whereby unanticipated costs or delays in performing part of the contract can have compounding effects by increasing costs of performing other parts of the contract.

Percentage-of-completion method of accounting for contract revenue may result in material adjustments that would adversely affect our operating results.

We recognize contract revenue using the percentage-of-completion method on long-term fixed price contracts. Under this method, estimated contract revenue is accrued based generally on the percentage that costs to date bear to total estimated costs, taking into consideration physical completion. Estimated contract losses are recognized in full when determined. Accordingly, contract revenue and total cost estimates are reviewed and revised periodically as the work progresses and as change orders are approved, and adjustments based upon the percentage-of-completion are reflected in contract revenue in the period when these estimates are revised. These estimates are based on management’s reasonable assumptions and our historical experience, and are only estimates. Variation of actual results from these assumptions or our historical experience could be material. To the extent that these adjustments result in an increase, a reduction or an elimination of previously reported contract revenue, we would recognize a credit or a charge against current earnings, which could be material.

Terrorist attacks and war or risk of war may adversely affect our results of operations, our ability to raise capital or secure insurance, or our future growth.

The continued threat of terrorism and the impact of military and other action, including US military operations in Iraq, will likely lead to continued volatility in prices for crude oil and natural gas and could affect the markets for our operations. In addition, future acts of terrorism could be directed against companies operating both outside and inside the United States. Further, the US government has issued public warnings that indicate that pipelines and other energy assets might be specific targets of terrorist organizations. These developments have subjected our operations to increased risks and, depending on their ultimate magnitude, could have a material adverse effect on our business.

Our operations are subject to a number of operational risks.

Our business operations include pipeline construction, fabrication, pipeline rehabilitation services and the operation of heavy equipment. These operations involve a high degree of operational risk. Natural disasters, adverse weather conditions, collisions and operator error could cause personal injury or loss

Risk factors

of life, severe damage to and destruction of property, equipment and the environment, and suspension of operations. In locations where we perform work with equipment that is owned by others, our continued use of the equipment can be subject to unexpected or arbitrary interruption or termination. The occurrence of any of these events could result in work stoppage, loss of revenue, casualty loss, increased costs and significant liability to third parties.

The insurance protection we maintain may not be sufficient or effective under all circumstances or against all hazards to which we may be subject. An enforceable claim for which we are not fully insured could have a material adverse effect on our financial condition and results of operations. Moreover, we may not be able to maintain adequate insurance in the future at rates that we consider reasonable.

We may become liable for the obligations of our joint ventures and our subcontractors.

Some of our projects are performed through joint ventures with other parties. In addition to the usual liability of contractors for the completion of contracts and the warranty of our work, where work is performed through a joint venture, we also have potential liability for the work performed by our joint ventures. In these projects, even if we satisfactorily complete our project responsibilities within budget, we may incur additional unforeseen costs due to the failure of our joint ventures to perform or complete work in accordance with contract specifications.

We act as prime contractor on a majority of the construction projects we undertake. In our capacity as prime contractor and when acting as a subcontractor, we perform most of the work on our projects with our own resources and typically subcontract only such specialized activities as hazardous waste removal, nondestructive inspection, tank erection, catering and security. However, with respect to EPC and other contracts, we may choose to subcontract a substantial portion of the project. In the construction industry, the prime contractor is normally responsible for the performance of the entire contract, including subcontract work. Thus, when acting as a prime contractor, we are subject to the risk associated with the failure of one or more subcontractors to perform as anticipated.

Governmental regulations could adversely affect our business.

Many aspects of our operations are subject to governmental regulations in the countries in which we operate, including those relating to currency conversion and repatriation, taxation of our earnings and earnings of our personnel, the increasing requirement in some countries to make greater use of local employees and suppliers, including, in some jurisdictions, mandates that provide for greater local participation in the ownership and control of certain local business assets. In addition, we depend on the demand for our services from the oil, gas and power industries, and, therefore, our business is affected by changing taxes, price controls, and laws and regulations relating to the oil, gas and power industries generally. The adoption of laws and regulations by the countries or the states in which we operate that are intended to curtail exploration and development drilling for oil and gas or the development of power generation facilities for economic and other policy reasons, could adversely affect our operations by limiting demand for our services.

Our operations are also subject to the risk of changes in laws and policies which may impose restrictions on our business, including trade restrictions, which could have a material adverse effect on our operations. Other types of governmental regulation which could, if enacted or implemented, adversely affect our operations include:

➢	expropriation or nationalization decrees;

➢	confiscatory tax systems;

➢	primary or secondary boycotts directed at specific countries or companies;

➢	embargoes;

Risk factors

➢	extensive import restrictions or other trade barriers;

➢	mandatory sourcing and local participation rules;

➢	oil, gas or power price regulation; and

➢	unrealistically high labor rate and fuel price regulation.

Our future operations and earnings may be adversely affected by new legislation, new regulations or changes in, or new interpretations of, existing regulations, and the impact of these changes could be material.

Our strategic plan relies in part on acquisitions to sustain our growth. Acquisitions of other companies present certain risks and uncertainties.

Our strategic plan involves growth through, among other things, the acquisition of other companies. Such growth involves a number of risks, including:

➢	inherent difficulties relating to combining previously separate businesses;

➢	diversion of management’s attention from ongoing day-to-day operations;

➢	the assumption of liabilities of an acquired business, including both foreseen and unforeseen liabilities;

➢	failure to realize anticipated benefits, such as cost savings and revenue enhancements;

➢	potentially substantial transaction costs associated with business combinations;

➢	difficulties relating to assimilating the personnel, services and systems of an acquired business and to integrating marketing, contracting, commercial and other operational disciplines; and

➢	difficulties in applying and integrating our system of internal controls to an acquired business.

In addition, we cannot assure you that we will continue to locate suitable acquisition targets or that we will be able to consummate any such transactions on terms and conditions acceptable to us. Acquisitions may bring us into businesses we have not previously conducted and expose us to additional business risks that are different than those we have traditionally experienced.

Our operations expose us to potential environmental liabilities.

Our US operations are subject to numerous environmental protection laws and regulations which are complex and stringent. We regularly perform work in and around sensitive environmental areas, such as rivers, lakes and wetlands. Significant fines and penalties may be imposed for non-compliance with environmental laws and regulations, and some environmental laws provide for joint and several strict liability for remediation of releases of hazardous substances, rendering a person liable for environmental damage, without regard to negligence or fault on the part of such person. In addition to potential liabilities that may be incurred in satisfying these requirements, we may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances. These laws and regulations may expose us to liability arising out of the conduct of operations or conditions caused by others, or for our acts which were in compliance with all applicable laws at the time these acts were performed.

We own and operate several properties in the United States that have been used for a number of years for the storage and maintenance of equipment and upon which hydrocarbons or other wastes may have been disposed or released. Any release of substances by us or by third parties who previously operated on these properties may be subject to the Comprehensive Environmental Response Compensation and Liability Act (“CERCLA”), the Resource Compensation and Recovery Act (“RCRA”), and analogous state laws. CERCLA imposes joint and several liability, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered to be responsible for the release of hazardous substances

Risk factors

into the environment, while RCRA governs the generation, storage, transfer and disposal of hazardous wastes. Under such laws, we could be required to remove or remediate previously disposed wastes and clean up contaminated property. This could have a significant impact on our future results.

Our operations outside of the United States are oftentimes potentially subject to similar governmental controls and restrictions relating to the environment.

Our ability to increase our revenues and operating profits is partly dependent on our ability to secure additional specialized pipeline construction equipment, either through lease or purchase. The availability of such equipment in the current market is highly limited.

Due to the substantial increase in investment in energy-related infrastructure, particularly hydrocarbon transportation, our industry is currently experiencing shortages in the availability of certain specialized equipment essential to the construction of large diameter pipelines. We expect that these shortages will persist or even worsen. If we are unsuccessful in obtaining essential construction equipment on reasonable terms, our growth may be curtailed.

Our industry is highly competitive, which could impede our growth.

We operate in a highly competitive environment. A substantial number of the major projects that we pursue are awarded based on bid proposals. We compete for these projects against government-owned or supported companies and other companies that have substantially greater financial and other resources than we do. In some markets, there is competition from national and regional firms against which we may not be able to compete on price. Our growth may be impacted to the extent that we are unable to successfully bid against these companies.

Our operating results could be adversely affected if our non-US operations became taxable in the United States.

If any income earned, currently or historically, by Willbros Group, Inc. or its non-US subsidiaries from operations outside the United States constituted income effectively connected with a US trade or business, and as a result became taxable in the United States, our consolidated operating results could be materially and adversely affected.

We are dependent upon the services of our executive management.

Our success depends heavily on the continued services of our executive management. Our management team is the nexus of our operational experience and customer relationships. Our ability to manage business risk and satisfy the expectations of our clients, stockholders and other stakeholders is dependent upon the collective experience and relationships of our management team. In addition, we do not maintain key man life insurance for these individuals. The loss or interruption of services provided by one or more of our senior officers could adversely affect our results of operations.

It may be difficult to enforce judgments which are predicated on the federal securities laws of the United States against us.

We are a corporation organized under the laws of the Republic of Panama. In addition, one of our current board members is a resident of Canada. Accordingly:

➢	it may not be possible to effect service of process on non-resident directors in the United States and to enforce judgments against them predicated on the civil liability provisions of the federal securities laws of the United States;

Risk factors

➢	because a substantial amount of our assets are located outside the United States, any judgment obtained against us in the United States may not be fully collectible in the United States; and

➢	we have been advised that courts in the Republic of Panama will not enforce liabilities in original actions predicated solely on the US federal securities laws.

These factors mean that it may be more costly and difficult for you to recover fully any alleged damages that you may claim to have suffered due to alleged violations of US federal securities laws by us or our management than it would otherwise be in the case of a US corporation.

Our goodwill may become impaired.

We expect to have a substantial amount of goodwill following the completion of our pending acquisition of InServ. At least annually, we evaluate our goodwill for impairment based on the fair value of each operating unit. This estimated fair value could change if there were future changes in our capital structure, cost of debt, interest rates, capital expenditure levels or ability to perform at levels that were forecasted. These changes could result in an impairment that would require a material non-cash charge to our results of operations.

RISKS RELATED TO OUR COMMON STOCK

Our common stock, which is listed on the New York Stock Exchange, has from time to time experienced significant price and volume fluctuations. These fluctuations are likely to continue in the future, and you may not be able to resell your shares of common stock at or above the purchase price paid by you.

The market price of our common stock may change significantly in response to various factors and events beyond our control, including the following:

➢	the risk factors described in this prospectus supplement;

➢	a shortfall in operating revenue or net income from that expected by securities analysts and investors;

➢	changes in securities analysts’ estimates of our financial performance or the financial performance of our competitors or companies in our industry generally;

➢	general conditions in our customers’ industries; and

➢	general conditions in the securities markets.

Our stockholder rights plan, articles of incorporation and by-laws may inhibit a takeover, which may adversely affect the performance of our stock.

Our stockholder rights plan and provisions of our articles of incorporation and by-laws may discourage unsolicited takeover proposals or make it more difficult for a third party to acquire us, which may adversely affect the price that investors might be willing to pay for our common stock. For example, our articles of incorporation and by-laws:

➢	provide for restrictions on the transfer of any shares of common stock to prevent us from becoming a “controlled foreign corporation” under US tax law;

➢	provide for a classified board of directors, which allows only one-third of our directors to be elected each year;

➢	restrict the ability of stockholders to take action by written consent;

➢	establish advance notice requirements for nominations for election to our Board of Directors; and

➢	authorize our Board of Directors to designate the terms of and issue new series of preferred stock.

Risk factors

We also have a stockholder rights plan which gives holders of our common stock the right to purchase additional shares of our capital stock if a potential acquirer purchases or announces a tender or exchange offer to purchase 15 percent or more of our outstanding common stock. The rights issued under the stockholder rights plan would cause substantial dilution to a person or group that attempts to acquire us on terms not approved in advance by our Board of Directors.

Future sales of our common stock may depress our stock price.

Sales of a substantial number of shares of our common stock in the public market or otherwise, either by us, a member of management or a major stockholder, or the perception that these sales could occur, may depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities.

In the event we issue stock as consideration for certain acquisitions, we may dilute share ownership.

We grow our business organically as well as through acquisitions. One method of acquiring companies or otherwise funding our corporate activities is through the issuance of additional equity securities. If we do issue additional equity securities, such issuances may have the effect of diluting our earnings per share as well as our existing stockholders’ individual ownership percentages in our company.

Our prior sale of common stock, warrants and convertible notes, and our outstanding warrants and convertible notes may lead to further dilution of our issued and outstanding stock.

In October 2006, we sold 3,722,360 shares of our common stock and warrants to purchase an additional 558,354 shares. The recent issuance of warrants and the prior issuance of $70.0 million in aggregate principal amount of our 2.75% Notes and $84.5 million of our 6.5% Notes may cause a significant increase in the number of shares of common stock currently outstanding. In May 2007, we induced the conversion of approximately $52.5 million in aggregate principal amount of our outstanding 6.5% Notes into a total of 2,987,582 shares of our common stock and may elect to enter into similar transactions in the future. If we agree to induce the conversion of additional convertible notes, we may cause a significant additional increase in the number of shares of common stock currently outstanding.

In August 2006, our stockholders approved an increase in our authorized shares of common stock from 35 million to 70 million shares. The issuance of additional common stock or securities convertible into our common stock would result in further dilution of the ownership interest in us held by existing stockholders. We are authorized to issue, without stockholder approval, one million shares of Class A preferred stock, which may give other stockholders dividend, conversion, voting and liquidation rights, among other rights, which may be superior to the rights of holders of our common stock. Our Board of Directors has no present intention of issuing any such Class A preferred stock, but reserves the right to do so in the future.

Special note regarding forward-looking statements

This prospectus supplement and accompanying prospectus, including the documents that we incorporate by reference, contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included or incorporated by reference in this prospectus supplement and accompanying prospectus that address activities, events or developments which we expect or anticipate will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), oil, gas, gas liquids and power prices, demand for our services, the amount and nature of future investments by governments, expansion and other development trends of the oil, gas and power industries, business strategy, expansion and growth of our business and operations, the outcome of government investigations and legal proceedings and other such matters are forward-looking statements. These forward-looking statements are based on assumptions and analyses we made in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate under the circumstances. However, whether actual results and developments will conform to our expectations and predictions is subject to a number of risks and uncertainties. As a result, actual results could differ materially from our expectations. Factors that could cause actual results to differ from those contemplated by our forward-looking statements include, but are not limited to, the following:

➢	difficulties we may encounter in connection with the recently completed sale and disposition of our Nigeria assets and Nigeria based operations, including without limitation, obtaining indemnification for any losses we may experience if claims are made against any corporate guarantees we provided and which remained in place subsequent to the closing;

➢	the consequences we may encounter if our settlements in principle with the DOJ and the SEC are finalized, including the imposition of civil or criminal fines, penalties, disgorgement of profits, monitoring arrangements, or other sanctions that might be imposed as a result of government investigations;

➢	the consequences we may encounter if our settlements in principle with the DOJ and the SEC are not finalized, including the loss of eligibility to bid for and obtain US government contracts, and other civil and criminal sanctions which may exceed the current amount we have estimated and reserved in connection with the settlements in principle;

➢	the commencement by foreign governmental authorities of investigations into the actions of our current and former employees, and the determination that such actions constituted violations of foreign law;

➢	the dishonesty of employees and/or other representatives or their refusal to abide by applicable laws and our established policies and rules;

➢	adverse weather conditions not anticipated in bids and estimates;

➢	project cost overruns, unforeseen schedule delays, and the application of liquidated damages;

➢	cancellation of projects, in whole or in part;

➢	failing to realize cost recoveries from projects completed or in progress within a reasonable period after completion of the relevant project;

➢	inability to hire and retain sufficient skilled labor to execute our current work, our work in backlog and future work we have not yet been awarded;

➢	inability to execute cost-reimbursable projects within the target cost, thus eroding contract margin but not contract income on the project;

➢	curtailment of capital expenditures in the oil, gas and power industries;

Forward-looking statements

➢	political or social circumstances impeding the progress of our work and increasing the cost of performance;

➢	failure to obtain the timely award of one or more projects;

➢	inability to identify and acquire suitable acquisition targets on reasonable terms;

➢	inability to obtain adequate financing;

➢	inability to obtain sufficient surety bonds or letters of credit;

➢	loss of the services of key management personnel;

➢	the demand for energy moderating or diminishing;

➢	downturns in general economic, market or business conditions in our target markets;

➢	changes in the effective tax rate in countries where our work will be performed;

➢	changes in applicable laws or regulations, or changed interpretations thereof;

➢	changes in the scope of our expected insurance coverage;

➢	inability to manage insurable risk at an affordable cost;

➢	the occurrence of the risk factors listed elsewhere or incorporated by reference in this prospectus supplement and accompanying prospectus; and

➢	other factors, most of which are beyond our control.

Consequently, all of the forward-looking statements made or incorporated by reference in this prospectus supplement and accompanying prospectus are qualified by these cautionary statements and there can be no assurance that the actual results or developments we anticipate will be realized or, even if substantially realized, that they will have the consequences for, or effects on, our business or operations that we anticipate today. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus supplement. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this prospectus supplement or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we file from time to time with the SEC. See “Where You Can Find More Information” in the accompanying prospectus.

Use of proceeds

We estimate that the net proceeds to us from the sale of the 6,875,000 shares of common stock we are offering will be approximately $220.5 million, at a public offering price of $34.00 per share and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate the net proceeds to us will be approximately $253.8 million.

We plan to use approximately $202.5 million of the net proceeds from this offering to fund the cash portion of the purchase price for our pending acquisition of InServ. See “Pending acquisition.” We will use the remainder of the net proceeds to fund our capital expenditures and working capital requirements to support our growing backlog and to fund additional possible acquisitions of assets and businesses which would complement our capabilities.

Pending any ultimate use of any portion of the proceeds from this offering, we intend to invest the proceeds in a variety of capital preservation investments, including short-term, interest-bearing instruments such as US government securities and municipal bonds.

Capitalization

The following table sets forth, as of September 30, 2007:

➢	in the Actual column, our cash, cash equivalents, short-term investments and capitalization; and

➢	in the Pro forma column, our cash, cash equivalents, short-term investments and capitalization on an adjusted basis to give effect to, in addition to the effects of the acquisition of InServ for $225 million, of which $202.5 million will be paid in cash and the balance paid in Willbros Group, Inc. common stock, the receipt by us of an additional $16.8 million in net proceeds of this offering in excess of the proceeds used to fund the InServ acquisition.

	As of September 30, 2007
	Actual	Pro forma

(in thousands, except per share data)	(unaudited)

Cash, cash equivalents and short-term investments	$58,709	$78,376

Total debt	139,372	145,298

Stockholders’ equity:
Common stock, $0.05 par value per share; 70 million shares authorized; 29,131,831 shares issued and outstanding, actual; 36,644,306 shares issued and outstanding, as adjusted	1,467	1,843
Capital in excess of par value	273,840	516,440
Accumulated deficit	(181,912)	(181,912)
Accumulated other comprehensive income	15,730	15,730
Treasury stock	(2,667)	(2,667)

Total stockholders’ equity	106,458	349,434

Total capitalization	$245,830	$494,732

The table above should be read in conjunction with our consolidated financial statements and related notes included in this prospectus supplement. This table excludes:

➢	686,750 shares of our common stock issuable upon exercise of options outstanding as of September 30, 2007, at a weighted average exercise price of $13.69 per share, of which options to purchase 512,583 shares were exercisable as of that date at a weighted average exercise price of $12.22 per share;

➢	558,354 shares of our common stock issuable upon exercise of warrants outstanding as of September 30, 2007, at the current exercise price of $19.03 per share, all of which warrants were exercisable as of that date;

➢	1,825,589 shares of our common stock issuable upon conversion of approximately $32.1 million in aggregate principal amount of our 6.5% Notes, and 3,595,277 shares of our common stock issuable upon conversion of $70.0 million in aggregate principal amount of our 2.75% Notes, each at the respective conversion price currently in effect;

➢	458,798 shares of our common stock available for future grant under the 1996 Stock Plan and the 2006 Director Restricted Stock Plan as of September 30, 2007; and

➢	1,031,250 shares of our common stock that may be purchased by the underwriters to cover over-allotments, if any.

Price range of common stock

Our common stock is traded publicly on the New York Stock Exchange under the symbol “WG.” The following table presents quarterly information on the price range of our common stock. This information indicates the high and low sales prices reported by the New York Stock Exchange.

	High	Low

Fiscal year ended December 31, 2005
First quarter	$24.52	$18.68
Second quarter	20.66	10.15
Third quarter	17.80	14.14
Fourth quarter	17.73	14.13
Fiscal year ended December 31, 2006
First quarter	$21.23	$14.46
Second quarter	24.53	17.38
Third quarter	19.47	15.00
Fourth quarter	19.93	14.00
Fiscal year ended December 31, 2007
First quarter	$23.13	$17.88
Second quarter	30.63	21.86
Third quarter	34.48	22.96
Fourth quarter (through November 14, 2007)	43.53	32.30

Substantially all of our stockholders maintain their shares in “street name” accounts and are not, individually, stockholders of record. As of September 30, 2007, our common stock was held by 91 holders of record and an estimated 7,000 to 8,000 beneficial owners. On November 14, 2007, the last sale price reported on the New York Stock Exchange for our common stock was $35.66 per share.

Dividend policy

Since 1991, we have not paid any cash dividends on our capital stock, except dividends in 1996 on our outstanding shares of preferred stock, which were converted into shares of common stock on July 15, 1996. We anticipate that we will retain earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Our 2007 Credit Facility prohibits us from paying cash dividends on our common stock.

Dilution

If you invest in our common stock, you will experience dilution to the extent of the difference between the public offering price per share you pay in this offering and the net tangible book value per share of our common stock immediately after this offering. Our net tangible book value as of September 30, 2007 was approximately $93.3 million, or $3.20 per share of common stock. Net tangible book value per share is equal to our total tangible assets minus total liabilities, all divided by the number of shares of common stock outstanding as of September 30, 2007. After giving effect to the sale of the 6,875,000 shares of common stock we are offering at a public offering price of $34.00 per share, and after deducting underwriting discounts and commissions and our estimated offering expenses, our as adjusted net tangible book value would be approximately $313.8 million, or approximately $8.71 per share of common stock. This represents an immediate increase in net tangible book value of approximately $5.51 per share to existing stockholders and an immediate dilution of approximately $25.29 per share to new investors. The following table illustrates this calculation on a per share basis:

Public offering price per share		$34.00
Net tangible book value per share as of September 30, 2007	$3.20
Increase per share attributable to the offering	5.51

As adjusted net tangible book value per share after this offering		8.71

Dilution per share to new investors		$25.29

If the underwriters exercise their over-allotment option in full, as adjusted net tangible book value would increase to approximately $9.37 per share, representing an increase to existing stockholders of approximately $6.17 per share, and there would be an immediate dilution of approximately $24.63 per share to new investors.

The number of shares of common stock outstanding used for existing stockholders in the table and calculations above is based on shares outstanding as of September 30, 2007 and excludes:

➢	686,750 shares of our common stock issuable upon exercise of options outstanding as of September 30, 2007, at a weighted average exercise price of $13.69 per share, of which options to purchase 512,583 shares were exercisable as of that date at a weighted average exercise price of $12.22 per share;

➢	558,354 shares of our common stock issuable upon exercise of warrants outstanding as of September 30, 2007, at the current exercise price of $19.03 per share, all of which warrants were exercisable as of that date;

➢	1,825,589 shares of our common stock issuable upon conversion of approximately $32.1 million in aggregate principal amount of our 6.5% Notes, and 3,595,277 shares of our common stock issuable upon conversion of $70.0 million in aggregate principal amount of our 2.75% Notes, each at the respective conversion price currently in effect; and

➢	458,798 shares of our common stock available for future grant under the 1996 Stock Plan and the 2006 Director Restricted Stock Plan as of September 30, 2007.

The exercise of outstanding options and warrants and the conversion of convertible notes having an exercise price less than the public offering price will increase dilution to new investors.

Pending acquisition

OVERVIEW

On October 31, 2007, our subsidiary, Willbros USA, Inc., entered into a definitive agreement for the purchase of all the issued and outstanding equity interests of InServ, an Oklahoma limited liability company. Headquartered in Tulsa, Oklahoma, InServ is a fully integrated solutions provider of turnaround, maintenance and capital projects for the hydrocarbon processing and petrochemical industries. InServ’s core competencies include:

➢	providing turnkey project services through program management and EPC project services;

➢	overhauling fluid catalytic cracking units, the main gasoline producing unit in a refinery, which run continuously for three to five years between shutdowns;

➢	overhauling process units, installing refractory, specialty welding and piping projects and erecting or modifying process heaters in the plants;

➢	building, modifying or repairing oil storage tanks, typically located at pipeline terminals and refineries; and

➢	manufacturing process heaters, heater coils, alloy piping, specialty components and other equipment for installation in oil refineries.

In addition, InServ provides several secondary lines of services, including safety services, safety personnel and equipment for projects. InServ primarily serves the downstream petroleum industry, including major integrated oil companies, independent refineries and marketers, marketing and pipeline terminals and petrochemical companies. InServ also provides services to select EPC firms, independent power producers, specialty process facilities and ammonia and fertilizer manufacturing plants and facilities.

For the fiscal year ended December 31, 2006 and the first nine months of 2007, InServ generated revenues of $200.5 million and $253.8 million, respectively. InServ’s backlog at December 31, 2006 and September 30, 2007 was $158.3 million and $210.5 million, respectively.

InServ is organized into the following business units:

➢	Construction services;

➢	Field services;

➢	Manufacturing services;

➢	Turnkey project services;

➢	Tank services;

➢	Construction & turnaround services;

➢	Construction tank services;

➢	Heater services; and

➢	Safety services.

The Construction & turnaround services and Construction tank services units pursue union projects on a nationwide basis. The remaining units are non-union.

PROPERTIES AND FACILITIES

InServ owns its two primary manufacturing facilities, the Catoosa Plant and the Mohawk Plant, both located in Tulsa, Oklahoma, with excellent access to road, rail, air and river barge transportation. The

Pending acquisition

Catoosa Plant is located on 30 acres with a production area of approximately 60,000 square feet. The Mohawk Plant has become one of the largest fabricators of refinery heater and furnace components in the world. The Mohawk Plant rests on over 70 acres in Tulsa, Oklahoma and has a total of approximately 130,000 square feet of manufacturing space in five buildings. InServ also leases office space in Houston, Texas and office, manufacturing, warehouse and shop space in Deer Park, Texas and Adrian, Michigan.

MANAGEMENT

The purchase agreement provides that InServ’s founder, President and CEO, Arlo DeKraai, will report to our President and CEO, Robert R. Harl, and will be nominated to serve as a member of our Board of Directors. Mr. DeKraai has been Chairman, President and CEO of InServ since 1994 when he founded the company as Cust-O-Fab Service Co. Mr. DeKraai oversees and actively manages InServ’s business, property and operations. Mr. DeKraai has 37 years of experience in the field and previously served as founder and President and CEO of Midwest Industrial Contractors, Inc., President of Construction and Turnaround Services, Inc., Project Manager for Refractory Construction and Project Engineer for Texaco. He graduated from South Dakota State University with a degree in Civil Engineering.

We anticipate that certain members of InServ’s current management team will enter into employment agreements with InServ upon the consummation of the transactions contemplated by the purchase agreement. It is anticipated that Arlo DeKraai, InServ’s current President and CEO, will enter into such an agreement and that the following other members of InServ’s current management team will enter into such agreements: Clayton Hughes, Richard Shimer, Terry Stewart, David Mathews, James Lefler, Alan Black, Richard McDaniel, Jerry Schivally and Steven Rohman. Each employment agreement, as currently negotiated, is for a term of three years, stipulates that each employee shall be engaged as a full time employee of InServ and allows for the employee’s participation (pursuant to various terms and conditions) in our management incentive plan and the 1996 Stock Plan. Each employment agreement also contains traditional non-competition and non-disclosure provisions.

ACQUISITION TERMS

The consideration for our purchase of all of the equity interests of InServ will be $225.0 million, consisting of $202.5 million payable in cash at closing and 637,475 shares of Willbros Group, Inc. common stock having a value of $22.5 million (determined by the average closing price of Willbros Group, Inc. common stock over the 20 trading days ending on the second trading day before the execution of the definitive agreement). The cash portion of the closing price will be subject to a post-closing adjustment to account for any change in InServ’s working capital from a predetermined target to InServ’s actual working capital on the closing date. A total of $20.0 million of the cash portion of the purchase price will be placed into escrow for a period of 18 months and released from escrow in one-third increments on each of the six-month, 12-month and 18-month anniversaries of the closing date. The escrowed cash will secure performance of the sellers’ obligations under the definitive agreement, including working capital adjustments and indemnification obligations for breaches of the sellers’ representations, warranties and covenants included in the definitive agreement.

RELATED PARTY RELATIONSHIPS

In early 2007, InServ retained Growth Capital Partners, L.P., an investment banking firm, to assist InServ with the possible sale of the company. John T. McNabb, II, our Chairman of the Board of Directors, is the founder and Chairman of the Board of Directors of Growth Capital Partners, which will receive a customary fee from InServ in the event that InServ is sold. Mr. McNabb and Robert R. Harl, our President and CEO and one of our directors, served on the InServ Board of Directors from

Pending acquisition

March 28, 2005 until September 18, 2007 and August 5, 2005 until September 18, 2007, respectively. Messrs. McNabb and Harl resigned from the Board of Directors of InServ prior to the commencement of discussions between us and InServ with respect to our possible acquisition of InServ and Mr. McNabb has recused himself from providing any further advice to InServ as a principal of Growth Capital Partners. Messrs McNabb and Harl each own 3,000 shares of InServ, or less than 0.4 percent of the outstanding equity interests of InServ. We formed a special committee of the Board of Directors, consisting of all of the independent directors other than Mr. McNabb, to consider, evaluate and approve our acquisition of InServ. In addition, the special committee has obtained an opinion dated October 30, 2007, from a nationally recognized investment banking and valuation firm, that the consideration to be paid by us in the proposed acquisition is fair from a financial point of view to us.

ACQUISITION RATIONALE

Complementary service offerings.  The addition of InServ will add new service lines to our business, many of which are sold to the current customers of Willbros. As a result, we will be able to offer existing Willbros and InServ clients a more complete range of services. For example, the tank services and EPC offerings of InServ are complementary to the service offerings of Willbros and afford growth opportunities in both the midstream and downstream sectors. In addition, InServ’s downstream focus adds further diversification. A majority of InServ’s revenue is generated from maintenance, repair and overhaul projects that are necessary for the continuous and safe operation of the many processing units of a refinery. We believe that increased diversification could help mitigate the effect of spending cycles in the pipeline industry. We also believe there may be opportunities for growth through selective and strategic acquisitions of businesses or assets complementary to InServ’s current service offering.

Expand geographic reach.  InServ has an excellent reach across the United States, having provided services to 60 of the 149 operable refineries in the country. Its broad geographic reach is attractive to customers and provides the company with the ability to rapidly mobilize people, materials and equipment. We believe that an expanded geographic reach from the InServ acquisition will position Willbros to achieve incremental revenue opportunities. Willbros’ strong position in the Canadian oil sands provides InServ access to this rapidly growing refining market. We expect that the maintenance market for these processing facilities will provide a significant opportunity following the Cdn$100 billion of facility capital investment which is expected to occur by 2015.

Consistent and conservative financial management with contract terms and conditions focused on risk-adjusted return.  InServ has demonstrated consistent top- and bottom-line growth, while maintaining a balance sheet with minimal debt. Over 75 percent of InServ’s backlog is cost reimbursable with a significant weighting toward maintenance, repair and overhaul activities. We believe that InServ’s conservative approach to operating their business will be complementary to Willbros.

Long-term customer relationships with significant overlap.  InServ has a premier brand name and reputation among the world’s largest refining and petrochemical operators. InServ serves a blue-chip customer base, most with repeat business over many years with some relationships extending over 30 years. Several of these customers are also existing customers of Willbros. We believe that these quality relationships will be complementary to Willbros’ existing customer base, enabling the combined entity to enhance revenue opportunities across a broad base of service offerings.

Strong cultural fit.  Willbros management has an established relationship with the management of InServ that we believe will facilitate the integration process. We believe that InServ’s high cultural similarity with Willbros, coupled with a customer base which is well known to us and lack of services overlap, make it an excellent opportunity to expand our market and provide a recurring revenue stream.

Unaudited pro forma condensed combined financial statements

Willbros Group, Inc.
(in thousands, except per share data)

The following unaudited pro forma combined financial data give effect to (1) our pending acquisition of InServ, (2) the issuance of common stock to the sellers of InServ in connection with such pending acquisition, (3) the application of $202.5 million of the net proceeds of this offering to finance the cash portion of the purchase price of InServ and (4) the receipt of the remaining net proceeds of this offering. The following summary unaudited pro forma financial data does not give effect to an anticipated $1.5 million charge for unamortized deferred finance costs and a reduction in annual expense of a minimum of $2.0 million which we anticipate from the refinancing of our existing credit facility.

The unaudited pro forma condensed combined financial statements have been prepared assuming the acquisition of InServ by Willbros Group, Inc. is accounted for as a purchase under US generally accepted accounting principles, and are based on the historical consolidated financial statements of each company which include, in the opinion of management of both companies, all adjustments necessary to present fairly the results as of and for such periods. However, the unaudited pro forma condensed combined financial statements do not give consideration to the impact, if any, of asset dispositions or cost savings that may result from the acquisition. The following unaudited pro forma condensed combined balance sheet at September 30, 2007, and unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2007 and the year ended December 31, 2006 should be read in conjunction with the historical financial statements of Willbros Group, Inc. and the related notes included in this prospectus supplement. The unaudited pro forma condensed combined financial statements were prepared as if the acquisition occurred as of or at the beginning of each fiscal year presented. There are no significant adjustments required to the historical financial data to conform the accounting policies of the two companies.

The unaudited pro forma condensed combined financial statements are presented for informational purposes only and do not purport to be indicative of results of operations or financial position that would have occurred had the transaction been consummated at the beginning of the period presented, nor are they necessarily indicative of future results.

The purchase price of $225,000 will be paid by a cash consideration of $202,500, funded from the proceeds from a stock offering, and the issuance of shares of common stock directly to the sellers valued at $22,500.

Preliminary allocation of the purchase price follows:

Net assets acquired	$37,519
Fixed asset write-up to fair market value	4,927
Identifiable intangible assets	20,000
Estimated transaction costs	(1,200)

$61,246

The excess of purchase price over the net assets acquired of $163,754 is included in goodwill. Willbros Group, Inc. is in the process of obtaining a third party valuation of certain tangible and intangible assets. The actual values and estimated useful lives assigned to the acquisition will be subject to future refinement. Because a full valuation of those assets and liabilities and related useful lives has not yet been finalized, the final allocation of the purchase price may differ from the allocation presented above. Any goodwill amount recognized as a result of this acquisition will be reviewed for impairment annually. Any purchase price allocated to identifiable intangible assets with a finite life will be amortized over the estimate useful life of the asset.

Unaudited pro forma condensed combined balance sheet

	September 30, 2007
	Historical
		Integrated
		Service
	Willbros	Company	Pro forma		Pro forma
(in thousands, except per share data)	Group, Inc.	LLC	adjustments		combined

ASSETS
Current assets:
Cash and cash equivalents	$58,709	$2,891	$16,776	(B)	$78,376
Accounts receivable, net	181,733	49,017	—		230,750
Cost in excess of billing	29,029	18,884	—		47,913
Other current assets	23,753	1,200	—		24,953

Total current assets	293,224	71,992	16,776		381,992
Property, plant and equipment, net	120,393	11,682	4,927	(A)	137,002
Goodwill	13,184	—	(4,927	)(A)	176,938
			167,481	(B)
			1,200	(C)
Intangible assets	—	—	20,000	(G)	20,000
Other noncurrent assets	17,053	175	—		17,228

Total Assets	$443,854	$83,849	$205,457		$733,160

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Notes payable and current portion of long-term debt	$11,237	$5,926	$—		$17,163
Accounts payable and accrued liabilities	134,425	31,169	—		165,594
Billings in excess of cost	7,891	9,235	—		17,126
Other current liabilities	17,385	—	—		17,385

Total current liabilities	170,938	46,330	—		217,268
2.75% Notes	70,000	—	—		70,000
6.5% Notes	32,050	—	—		32,050
Long-term debt	26,085	—	—		26,085
Other noncurrent liabilities	38,323	—	—		38,323

Total liabilities	337,396	46,330	—		383,726

Contingencies and commitments
Stockholders’ equity:
Members’ equity	—	37,519	(37,519	)(B)	—
Common stock	1,467	—	376	(B)	1,843
Capital in excess of par value	273,840	—	242,600	(B)	516,440
Accumulated deficit	(181,912)	—	—		(181,912)
Treasury stock	(2,667)	—	—		(2,667)
Accumulated other comprehensive income	15,730	—	—		15,730

Total stockholders’ equity	106,458	37,519	205,457		349,434

Total liabilities and stockholders’ equity	$443,854	$83,849	$205,457		$733,160

The accompanying notes are an integral part of these statements.

Unaudited pro forma condensed combined statement of operations

	Nine months ended September 30, 2007
	Historical
		Integrated
		Service
	Willbros	Company		Pro forma		Pro forma
(in thousands, except per share data)	Group, Inc.	LLC		adjustments		combined

Contract revenues	$610,168	$253,767		$—		$863,935
Operating expenses:
Contract	538,790	214,036		—		752,826
Depreciation and amortization	13,223	804		3,251	(D)	17,278
General and administrative	42,295	16,598		—		58,893
Government fines	22,000	—		—		22,000

	616,308	231,438		3,251		850,997

Operating income (loss)	(6,140)	22,329		(3,251)		12,938
Other income (expense):
Interest income	4,433	17		—		4,450
Interest expense	(6,552)	(378)		—		(6,930)
Other, net	(2,019)	49		—		(1,970)
Loss on early extinguishment of debt	(15,375)	—		—		(15,375)

	(19,513)	(312)		—		(19,825)

Income (loss) before income taxes	(25,653)	22,017		(3,251)		(6,887)
Provision for income taxes	7,793	—	(F)	7,506	(E)	15,299

Net income (loss)	$(33,446)	$22,017		$(10,757)		$(22,186)

Net income (loss) per common share:
Basic	$(1.22)	$—		$—		$(0.64)

Diluted	$(1.22)	$—		$—		$(0.64)

Weighted average number of common shares outstanding:
Basic	27,421,927	—		7,512,475		34,934,402

Diluted	27,421,927	—		7,512,475		34,934,402

The accompanying notes are an integral part of these statements.

Unaudited pro forma condensed combined statement of operations

	Year ended December 31, 2006
	Historical
		Integrated
		Service
	Willbros	Company		Pro forma		Pro forma
(in thousands, except per share data)	Group, Inc.	LLC		adjustments		combined

Contract revenues	$543,259	$200,483		$—		$743,742
Operating expenses:
Contract	489,494	164,881		—		654,375
Depreciation and amortization	12,430	1,175		4,335	(D)	17,940
General and administrative	53,366	16,635		—		70,001
Government fines	—	—		—		—

	555,290	182,691		4,335		742,316

Operating income (loss)	(12,031)	17,792		(4,335)		1,426
Other income (expense):
Interest income	1,803	—		—		1,803
Interest expense	(10,068)	(756)		—		(10,824)
Other, net	569	81		—		650
Loss on early extinguishment of debt	—	—		—		—

	(7,696)	(675)		—		(8,371)

Income (loss) before income taxes	(19,727)	17,117		(4,335)		(6,945)
Provision for income taxes	2,308	—	(F)	5,113	(E)	7,421

Net income (loss)	$(22,035)	$17,117		$(9,448)		$(14,366)

Net income (loss)
Basic	$(0.98)	$—		$—		$(0.48)

Diluted	$(0.98)	$—		$—		$(0.48)

Weighted average number of common shares outstanding:
Basic	22,440,742	—		7,512,475		29,953,217

Diluted	22,440,742	—		7,512,475		29,953,217

The accompanying notes are an integral part of these statements.

Unaudited pro forma condensed combined financial statements

Notes to unaudited pro forma
condensed combined financial statements
(in thousands, except share and per share amounts)

(A)	Based upon preliminary estimates, the transaction is assumed to result in a write-up of InServ’s fixed assets of $4,927.

(B)	To record the issuance of 6,875,000 shares of Willbros Group, Inc. common stock, at a price of $34.00. The remaining 637,475 shares of common stock will be issued to the sellers as restricted stock.

(C)	To record the estimated initial transaction costs of $1,200, representing one-time professional and advisory fees.

(D)	To record the increased depreciation expense associated with the write up of fixed assets and the amortization associated with the value of existing customer backlog. Expected useful lives for building and equipment is 20 years and 5 years, respectively. The estimated useful life of existing customer backlog is 5 years.

(E)	To record an estimated income tax provision on InServ’s pre-tax income, net of the tax benefit for the increased depreciation expense.

(F)	InServ was a partnership with no income tax provision.

(G)	To record the estimated value of existing customer backlog value of $20,000 which will be amortized over an estimated useful life of five years. Willbros Group, Inc. is in the process of obtaining a third party valuation of intangible assets. The actual value and estimated useful life assigned to the customer backlog will be subject to future refinement. Because a full valuation of the asset and useful life has not yet been finalized, the final allocation of the purchase price may differ from the allocation presented herein.

Selected historical and pro forma consolidated financial data

The following table sets forth selected historical consolidated financial statement information as of and for the nine months ended September 30, 2007 and 2006, which has been derived from our unaudited consolidated financial statements, and as of and for the fiscal years ended December 31, 2006, 2005, 2004, 2003 and 2002, which has been derived from our audited consolidated financial statements. In the opinion of our management, the unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for a fair presentation of the information set forth therein. Interim results are not necessarily indicative of full-year results.

The following table also sets forth selected unaudited pro forma consolidated financial data for the twelve months ended December 31, 2006 and for and as of the nine months ended September 30, 2007 and give effect to (1) our pending acquisition of InServ, (2) the issuance of common stock to the sellers of InServ in connection with such acquisition, (3) the application $202.5 million of the net proceeds of this offering to finance the cash portion of the purchase price of InServ and (4) the receipt of the remaining net proceeds of this offering. The following summary unaudited pro forma financial data does not give effect to an anticipated $1.5 million charge for unamortized deferred finance costs and a reduction in annual expense of a minimum of $2.0 million which we anticipate from the refinancing of our existing credit facility. The unaudited pro forma financial information is based on our historical consolidated financial statements and the historical consolidated financial statements of InServ and includes, in the opinion of management, all adjustments necessary for a fair presentation of the information set forth therein. The pro forma adjustments are based on information and assumptions we believe are reasonable. The unaudited pro forma financial information is presented for informational purposes only and does not purport to represent what our results of operations or financial position would have been had the transactions reflected occurred on the dates indicated or to project our financial position as of any future date or our results of operations for any future period.

You should read the information in this table together with “Unaudited pro forma condensed combined financial statements”, “Management’s discussion and analysis of financial condition and results of operations” and our historical consolidated financial statements and the related notes contained elsewhere in this prospectus supplement and the other information contained in the documents incorporated by reference in this prospectus supplement.

Selected historical and pro forma consolidated financial data

	Historical
	Year ended December 31,					Nine months ended September 30,		Pro forma
Statement of operations data	2002(1)(2)(3)	2003(1)(2)	2004(1)	2005(1)	2006	2006	2007	Year ended December 31, 2006	Nine months ended September 30, 2007

(in thousands, except per share data)						(unaudited)		(unaudited)

Results of operations data:
Contract revenue	$462,855	$271,021	$272,794	$294,479	$543,259	$352,181	$610,168	$743,742	$863,935
Operating expense:
Contract cost	391,631	250,103	222,357	266,072	489,494	320,628	538,790	654,375	752,826
Depreciation and amortization	11,472	9,878	9,776	11,688	12,430	9,180	13,223	17,940	17,278
General and administrative	26,307	28,294	32,525	42,350	53,366	33,133	42,295	70,001	58,893
Government fines	—	—	—	—	—	—	22,000	—	22,000

Operating income (loss)	33,445	(17,254)	8,136	(25,631)	(12,031)	(10,760)	(6,140)	1,426	12,938
Interest, net	(1,101)	(518)	(2,480)	(3,904)	(8,265)	(6,132)	(2,119)	(9,021)	(2,480)
Other income (expense)	(470)	(965)	(387)	742	569	105	(2,019)	650	(1,970)
Loss on early extinguishment of debt	—	—	—	—	—	—	(15,375)	—	(15,375)

Income (loss) from continuing operations before income taxes	31,874	(18,737)	5,269	(28,793)	(19,727)	(16,787)	(25,653)	(6,945)	(6,887)
Provision (benefit) for income taxes	2,502	(8,726)	(1,027)	1,668	2,308	1,811	7,793	7,421	15,299

Net income (loss) from continuing operations	29,372	(10,011)	6,296	(30,461)	(22,035)	(18,598)	(33,446)	(14,366)	(22,186)
Loss from discontinued operations net of provision for income taxes	(4,466)	(906)	(27,111)	(8,319)	(83,402)	(46,249)	(21,494)	(83,402)	(21,494)

Net income (loss)	$24,906	$(10,917)	$(20,815)	$(38,780)	$(105,437)	$(64,847)	$(54,940)	$(97,768)	$(43,680)

Basic income (loss) per share:
Continuing operations	$1.61	$(0.49)	$0.30	$(1.43)	$(0.98)	$(0.87)	$(1.22)	$(0.48)	$(0.64)
Discontinued operations	(0.25)	(0.04)	(1.29)	(0.39)	(3.72)	(2.15)	(0.78)	(2.78)	(0.62)

Net income (loss)	$1.36	$(0.53)	$(0.99)	$(1.82)	$(4.70)	$(3.02)	$(2.00)	$(3.26)	$(1.26)

Diluted income (loss) per share:
Continuing operations	$1.57	$(0.49)	$0.30	$(1.43)	$(0.98)	$(0.87)	$(1.22)	$(0.48)	$(0.64)
Discontinued operations	(0.24)	(0.04)	(1.29)	(0.39)	(3.72)	(2.15)	(0.78)	(2.78)	(0.62)

Net income (loss)	$1.33	$(0.53)	$(0.99)	$(1.82)	$(4.70)	$(3.02)	$(2.00)	$(3.26)	$(1.26)

Weighted average shares of common stock used in computing basic and diluted net income (loss) per share	18,271 (4)	20,662	20,922	21,258	22,441	21,481	27,422	29,953	34,934

Cash flow data:
Cash provided by (used in):
Operating activities	$23,059	$(15,209)	$37,410	$(37,117)	$(103,352)	$(72,302)	$(19,649)
Investing activities	(23,998)	(32,589)	(36,751)	(36,964)	33,373	24,245	66,952
Financing activities	33,100	17,794	54,362	56,830	51,550	7,841	(28,445)
Effect of exchange rate changes	52	631	(829)	17	139	(241)	2,208
Other data (excluding discontinued operations):
EBITDA(5)	$44,447	$(8,341)	$17,525	$(13,201)	$968	$(1,475)	$(10,311)
Capital expenditures, excluding acquisitions	$16,144	$9,975	$15,733	$25,111	$12,264	$12,389	$15,890
Backlog (at period end)(6)	$125,608	$151,074	$73,343	$240,373	$602,272	$763,022	$1,098,884
Number of employees (at period end)(7)	3,140	1,478	1,381	2,519	4,156	3,578	4,228
Balance sheet data (at period end):
Cash and cash equivalents	$48,348	$18,975	$73,167	$55,933	$37,643	$15,476	$58,709		$78,376
Working capital	92,640	83,728	108,643	204,960	170,825	165,743	122,286		164,724
Total assets	295,035	304,694	417,110	498,885	588,254	524,596	443,854		733,160
Total liabilities	92,418	110,167	237,066	353,651	490,323	437,982	337,396		383,726
Total debt	1,171	18,322	73,495	138,020	166,152	164,880	139,372		145,298
Stockholders’ equity	202,617	194,527	180,044	145,234	97,931	86,614	106,458		349,434

Selected historical and pro forma consolidated financial data

(1)	These amounts have been changed retrospectively to reflect the classification of discontinued operations as filed in the Form 8-K on December 12, 2006.

(2)	These amounts are presented as restated in the 2004 Form 10-K.

(3)	We acquired Mt. West Group, comprised of four companies providing design-build services to the western U.S. energy industry, on October 23, 2002. Accordingly, its results of operations since that date are consolidated with our results of operations.

(4)	The fully diluted weighted average number of common shares outstanding was 18,722.

(5)	EBITDA from continuing operations represents earnings from continuing operations before net interest, income taxes, depreciation and amortization. EBITDA from continuing operations is not intended to represent cash flows for the respective period, nor has it been presented as an alternative to operating income from continuing operations as an indicator of operating performance. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in the United States, or GAAP. See our consolidated statements of cash flows in our consolidated financial statements included elsewhere in this prospectus supplement. EBITDA from continuing operations is included elsewhere in this prospectus supplement because it is one of the measures through which we assess our financial performance. EBITDA from continuing operations as presented may not be comparable to other similarly titled measures used by other companies. A reconciliation of EBITDA from continuing operations to GAAP financial information is provided in the table below.

						Nine months ended
	Year ended December 31,					September 30,
	2002	2003	2004	2005	2006	2006	2007

	(in thousands)

Reconciliation of non-GAAP financial measure:
Net income (loss) from continuing operations	$29,372	$(10,011)	$6,296	$(30,461)	$(22,035)	$(18,598)	$(33,446)
Interest, net	1,101	518	2,480	3,904	8,265	6,132	2,119
Provision (benefit) for income taxes	2,502	(8,726)	(1,027)	1,668	2,308	1,811	7,793
Depreciation and amortization	11,472	9,878	9,776	11,688	12,430	9,180	13,223

EBITDA from continuing operations	$44,447	$(8,341)	$17,525	$(13,201)	$968	$(1,475)	$(10,311)

(6)	Backlog is anticipated contract revenue from uncompleted portions of existing contracts and contracts whose award is reasonably assured.

(7)	Includes employees of joint ventures in 2002.

Management’s discussion and analysis of financial condition and results of operations
($ in thousands, except share and per share amounts or unless otherwise noted)

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes to those financial statements appearing elsewhere in this prospectus supplement. This discussion contains forward-looking statements that involve significant risks and uncertainties. As a result of many factors, such as those set forth under “Risk factors” and elsewhere in this prospectus supplement, our actual results may differ materially from those anticipated in our forward-looking statements.

We are a provider of services primarily to the high growth global energy infrastructure market. In particular, we are a leading service provider to the hydrocarbon pipeline market, having performed work in 59 countries and constructed over 200,000 kilometers of pipelines, which we believe positions us in the top tier of pipeline contractors in the world. We offer a wide range of services to our customers, including engineering, project management, construction services and specialty services, such as operations and maintenance, each of which we offer discretely or in combination as a fully integrated offering (which we refer to as “EPC”).

We provide services to our customers through three segments: Engineering; Construction; and EPC.

MARKET DEMAND

We believe the fundamentals supporting the demand for engineering, construction and EPC services for the energy industry, particularly for pipeline services in North America, will continue to be strong for the next two to five years. Many positive developments reinforce our view. Capital spending for the exploration and production sector of the energy industry is expected to exceed $310 billion in 2007; this additional investment is expected to drive new pipeline infrastructure development. Additionally, based on data from Douglas-Westwood, an industry consultant, planned onshore pipeline construction capital investment is estimated to be approximately $180 billion for the 2008 to 2012 time frame. Forecasted capital expenditures on new bitumen production and processing facilities in the oil sands region of western Canada are expected to exceed Cdn$100 billion through 2015, as production levels are increased from approximately one million barrels per day presently to more than three million barrels per day in 2015. Recent industry articles have highlighted the need for new, large crude oil export pipelines from Canada to the United States and to export facilities on the west coast. In the United States, new gas production in the Rocky Mountain region has generated plans for gas pipelines to the West Coast, Midwest and East Coast. In the southwestern United States, pipeline infrastructure build-out is now underway to link new gas sources in the Barnett, Woodford and Fayetteville shales to premium markets in Florida and the Northeast. Liquefied natural gas is also expected to bring more opportunities to us, both in North America and in other producing/exporting countries.

The engineering market in North America continues to be capacity constrained. We are selecting and accepting assignments that offer higher margins and better contract terms and position us for EPC assignments. Our engineering operations are currently operating at full capacity, constrained by the availability of qualified personnel. We opened our newest engineering office in Kansas City, Missouri in the second quarter of 2007. Our overall engineering headcount increased by 128 in 2007, allowing us to continue to take advantage of the demand for engineering services. We continue to evaluate several foreign locations to expand our engineering resource base. We believe the high level of engineering activity is a precursor to higher levels of construction activity in North America.

North America’s demand for our services is demonstrated by our near-record backlog at September 30, 2007 of $1,098,884, which has grown 82.5 percent from our $602,272 backlog reported at December 31, 2006. More importantly, the composition of our backlog has moved to predominantly

Management’s discussion and analysis

(75 percent) cost-reimbursable contracts, which are lower risk contracts. At December 31, 2006, cost-reimbursable contracts in backlog were only 45 percent of our total backlog. We have now replaced the entire backlog from Nigeria with lower risk backlog in North America. The majority of our backlog additions are in the US portion of our construction segment and these are on much better terms, primarily on a cost-reimbursable basis versus fixed-price, resulting in a much lower risk profile for the US portion of this segment. We also now see opportunities to contract work in our EPC segment on a cost-reimbursable basis. Notably, our visibility extends into 2009, with our entire current capacity for mainline pipeline construction in the US booked through the first quarter of 2009.

In addition to the increased demand for our pipeline engineering services, our recent awards for pipeline and station construction projects in North America reinforce our belief that our ability to obtain improved terms and conditions and better pricing will continue in 2007 and beyond. Recent awards support our belief that customers recognize the imbalance in the supply and demand for pipeline engineering and construction, and will offer better terms and conditions, resulting in lower risk to us, to control pricing increases for our services and to ensure availability of our services.

SIGNIFICANT BUSINESS DEVELOPMENTS

InServ acquisition

On October 31, 2007, we entered into a share purchase agreement (the “InServ SPA”) to acquire InServ, based in Tulsa, Oklahoma, for $225,000 (the “InServ Purchase Price”). With the acquisition of InServ, we will significantly expand our service offering which will allow us to address the downstream market for integrated solutions on turnaround, maintenance and capital projects for the hydrocarbon processing and petrochemical industries. InServ is a fully integrated downstream contractor with a highly experienced management team averaging over 30 years of industry experience. InServ’s core competencies include turnkey project services through program management and engineering, procurement and construction services, which aligns with and complements our EPC service offering. Additionally, InServ is one of the four major contractors in the US that provide services for the overhaul of high utilization fluid catalytic cracking units, the main gasoline-producing unit in refineries. These units, which operate continually, are typically overhauled on a three- to five-year schedule. InServ has performed projects for 60 of 149 operable refineries in the United States, providing a balanced suite of services to a customer list which includes Valero, ChevronTexaco, Marathon, ExxonMobil, BP and ConocoPhillips. The majority of InServ’s current service offerings are spread among six primary services: construction, turnaround, field, manufacturing, tank, and turnkey project services; the largest and smallest shares of revenue being greater than 25 percent and five percent, respectively. InServ also provides similar overhaul services for other refinery process units as well as specialty services associated with welding, piping, and process heaters. Additionally, InServ manufactures specialty components such as: heater coils, alloy piping, and other components which require high levels of expertise for refineries and petrochemical plants.

Since its founding in 1994, InServ experienced rapid and profitable growth and is in the midst of a market with strong fundamental drivers including record oil prices and demand for hydrocarbon derivatives. We believe much of the growth in the market addressed by InServ is driven by a shift to heavier and more sour crude streams and the tight labor market which is leading to greater outsourcing of refinery services. InServ has also benefited from the shift to more cost-reimbursable contract terms and conditions as evidenced by approximately three quarters of its current contract backlog being cost-reimbursable. We also believe there may be opportunities for growth through selective and strategic acquisitions of businesses or assets complementary to the current suite of its services.

We plan to finance all or a portion of the cash portion of the InServ Purchase Price with the net proceeds of this offering of our common stock. If the net proceeds of this public offering are insufficient

Management’s discussion and analysis

to pay the entire cash portion, we plan to finance the balance through the funding of the 2007 Term Loan discussed below.

Canadian pipeline construction company acquisition

On July 1, 2007, we acquired the assets and operations of Midwest Management (1987) Ltd. (“Midwest”). Midwest provides pipeline construction, rehabilitation and maintenance, water crossing installations or replacements, and facilities fabrication to the oil and gas industry, predominantly in western Canada. The total purchase amount was $24,154, consisting of $22,793 in purchase price and approximately $1,361 in deal costs.

Awarded major construction contracts

We have been awarded a $303,000 installation contract for the construction of three segments of the Midcontinent Express Pipeline by Midcontinent Express Pipeline LLC, a joint venture between Kinder Morgan Energy Partners and Energy Transfer Partners. The three segments will traverse Oklahoma and Texas and are composed of approximately 257 miles of 42-inch pipeline. The projected start date for the project is the third quarter of 2008.

Midwest was awarded a $77,000 contract for pipeline loops in the Ft. McMurray, Canada area. The project is scheduled to begin in the fourth quarter of 2007. Our EPC segment was awarded a $56,000 contract for station work associated with the Marathon Oil Company Garyville, Louisiana refinery expansion.

Induced 6.5% Note conversions

The 6.5% Notes were converted in part in May of 2007 under four transactions resulting in $52,450 in aggregate principal amount being converted into 2,987,582 shares of our common stock. We made aggregate cash payments to the holders of $12,720, plus $1,481 in accrued interest for the current interest period. Loss on early extinguishment of debt for all transactions totaled $15,375, including related debt issuance costs. This conversion strengthens our balance sheet, lowering our debt to equity ratio from 1.71 to 1 at December 31, 2006 to 1.31 to 1 at September 30, 2007 and improves our ability to secure the financial instruments required of us by some of our customers. A stronger balance sheet positions us for more and larger projects and is a competitive advantage in today’s tight market.

New senior credit facility

We currently have $250.0 million of commitments for our new senior secured credit facility (the “2007 Credit Facility”). The 2007 Credit Facility would include a revolving credit facility in an initial aggregate amount of up to $150,000. We expect that the entire 2007 Credit Facility will be available for the issuance of performance letters of credit and up to 33.3 percent of the 2007 Credit Facility will be available for borrowings and financial letters of credit. We expect the 2007 Credit Facility will provide us the option, subject to the administrative agent’s consent, to increase the total revolving commitment up to an amount equal to $200,000 minus any previous permanent reductions in such commitment.

We expect that the 2007 Credit Facility will also include a senior secured term loan (the “2007 Term Loan”) in an initial aggregate amount of up to $100,000. The 2007 Term Loan would be available to finance the portion of the purchase price for the acquisition of InServ that is in excess of the initial net proceeds of our public offering of common stock. We expect that the 2007 Term Loan will be made available in a single advance on the closing date and that any unused commitment will be terminated on the closing date. The receipt of net cash proceeds of at least $100,000 from the public offering will be a condition precedent to closing the 2007 Term Loan.

Management’s discussion and analysis

Transition services agreement

Concurrent with the Nigeria sale, we entered into a two-year Transition Services Agreement ( the “TSA”) with Ascot Offshore Nigeria Limited (“Ascot”). Under the agreement, we were primarily providing labor in the form of seconded employees to work under the direction of Ascot, as well as our owned equipment. Ascot has agreed to reimburse us for the seconded employee transition services costs. There remain unresolved issues related to the use of our owned equipment. We are working with Ascot toward resolution of these issues. We have not recorded a receivable related to the use of the equipment. Through September 30, 2007, these reimbursable costs totaled approximately $21,582. The after-tax net loss from providing these transition services is $370, or less than two percent of the incurred costs for the nine months ended September 30, 2007. We are working with Ascot to shift the transition services provided by us to direct services secured by Ascot.

In conjunction with the TSA, we have made available certain equipment to Ascot for use in Nigeria, but this equipment was not sold to Ascot under the agreement. We have not resolved with Ascot the rental rates for this equipment for the period February 8, 2007 through September 30, 2007. As agreed in the GSA (described below), on September 14, 2007, we received an appraisal for this equipment; the fair-value of the equipment was $8,477. Our net book value for this equipment at September 30, 2007 was $2,377. This equipment is composed of construction equipment, rolling stock, and generator sets. We are working with Ascot to resolve the issue of rental equipment, either through cash settlement or though an exchange of equipment.

Global settlement agreement

On September 7, 2007, we finalized a Global Settlement Agreement (the“GSA”) with Ascot. The significant components of the GSA include:

➢	a reduction of $25,000 to the purchase price under the share purchase agreement entered into on February 7, 2007 (the “SPA”);

➢	supplemental backstop letters of credit provided by Ascot in the amount of $20,322 issued by a non-Nigerian bank approved by us;

➢	specific indemnities provided by Ascot related to two ongoing projects that Ascot acquired as part of the SPA;

➢	agreement between us and Ascot that all working capital adjustments as provided for in the SPA were resolved; and

➢	except as provided in the GSA, Ascot and the Company waived all of the respective rights and obligations of Ascot and us relating to indemnifications provided in the SPA concerning any breach of a covenant or any representation or warranty, except as provided in the GSA.

By finalizing the GSA with Ascot, we have further reduced our risk profile in West Africa. The reduction to the purchase price was offset with amounts owed to us by Ascot of $13,924. This resulted in a net payment to Ascot of $11,076, and has eliminated any risk of the collection on amounts owed to us under the TSA through September 30, 2007. With Ascot providing supplemental non-Nigerian bank letters of credit that we have ready access to, we believe the risk to us of incurring losses due to calls being made on our outstanding letters of credit is minimized. However, during the transition from us to Ascot, the operations in Nigeria have continued to be impacted by the same difficulties that led to our exit from Nigeria as well as additional challenges. Ascot’s continued willingness and ability to perform our former projects in West Africa are important factors in further reducing our risk profile in

Management’s discussion and analysis

Nigeria and elsewhere in West Africa. As such, it was important under the GSA to receive additional indemnities from Ascot related to ongoing projects because of our continuing parent guarantees on those projects. To date, no claims have been made against our parent guarantees. The GSA also resolves all working capital adjustment issues between us and Ascot. In resolving the working capital adjustment, we were able to relieve assets and liabilities from our books that we felt would have been components of any working capital adjustment. The completion of the GSA allows us to recognize a gain on the transaction of $183. This allows our management to move much closer to putting the Ascot transaction and Nigeria exit behind us and focus on better risk-adjusted opportunities.

FINANCIAL SUMMARY

Continuing operations

For the quarter ended September 30, 2007, we had income from continuing operations of $10,272, or $0.36 per basic share and $0.32 per diluted share, on revenue of $246,716. This compares to a loss of $4,965, or $0.23 per share, on revenue of $125,466 for the same quarter of 2006. During this quarter we reduced the continuing operations accrual for government fines by $2,000 based on the agreement in principle with the DOJ.

Revenue of $246,716 for the third quarter of 2007 represents a $121,250 (or 96.6 percent) increase over the revenue for the same period in 2006. Construction revenue (increased $102,780 or 112.7 percent) and EPC (increased $13,102 or 93.3 percent) segments were the drivers for this revenue growth.

Contract income increased $27,579 (or 228.9 percent) to $39,627 in the third quarter of 2007 as compared to $12,048 in the same quarter of 2006 due to increased activity and improvement in contract margin in the construction and engineering segments. Overall contract margin in the third quarter of 2007, as compared to the third quarter of 2006, increased 6.5 percentage points to 16.1 percent from 9.6 percent. The engineering segment had margin improvement of 11.1 percentage points, and the construction segment improved margin by 6.7 percentage points and EPC margin improved 3.3 percentage points.

Depreciation and amortization increased $2,192 (or 67.1 percent) to $5,457 in the third quarter of 2007 from $3,265 in the third quarter of 2006. All of the increase is attributed to the construction segment and is a result of increased capital spending, primarily on construction equipment to support the revenue growth. The acquisition of Midwest accounted for $779 of the increase.

General and administrative (“G&A”) expenses increased $6,356 (or 57.3 percent) to $17,448 in the third quarter of 2007 from $11,092 in the third quarter of 2006. Corporate G&A expenses increased $3,674 and business unit G&A expenses increased $2,682. The driver for the increases is the increase in business activity reflected in the higher revenue numbers. As a percent of revenue, G&A expenses decreased to 7.1 percent for the third quarter of 2007 compared to 8.8 percent for the same quarter of 2006.

Income tax — We recorded income tax expense of $6,081 on income before income taxes from continuing operations of $16,353, resulting in an effective income tax rate of 37.2 percent.

Loss from discontinued operations, net of taxes

For the third quarter of 2007, the loss from discontinued operations was $9,126, or $0.32 per basic share, compared to a loss of $17,136, or $0.80 per basic share, in the third quarter of 2006. For the nine months ended September 30, 2007, the loss from discontinued operations was $21,494, or $0.78 per basic share, compared to a loss of $46,249, or $2.15 per basic share, for the nine months ended September 30, 2006. For the third quarter of 2007, the net loss was composed primarily of the accrual

Management’s discussion and analysis

of a settlement amount due to the SEC of $10,300, consisting of $8,900 for profit disgorgement plus $1,400 of pre-judgment interest thereon. The profit disgorgement was specifically attributable to one of our Nigerian projects, and is therefore classified as discontinued operations. For the nine months ended September 30, 2007, the results of discontinued operations are composed of income (loss) from 38 days of our operations in Nigeria, the gain on the sale of our Nigeria assets and operations, the accrual for profit disgorgement and pre-judgment interest thereon, and income (loss) from 213 days of service provided under the TSA.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Revenue

A number of factors relating to our business affect the recognition of contract revenue. We typically structure contracts as fixed-price, unit-price, time and material, or cost-plus-fixed-fee. Revenue from unit-price and time and material contracts is recognized as earned. We believe that our operating results should be evaluated over a time horizon during which major contracts in progress are completed and change orders, extra work, variations in the scope of work and cost recoveries and other claims are negotiated and realized.

Revenue for fixed-price and cost-plus-fixed-fee contracts is recognized on the percentage-of-completion method. Under this method, estimated contract income and resulting revenue are generally accrued based on costs incurred to date as a percentage of total estimated costs, taking into consideration physical completion. Total estimated costs, and thus contract income, are impacted by changes in productivity, scheduling, the unit cost of labor, subcontracts, materials and equipment. Additionally, external factors such as weather, client needs, client delays in providing permits and approvals, labor availability, governmental regulation and politics may affect the progress of a project’s completion and thus the timing of revenue recognition. We do not recognize income on a fixed-price contract until the contract is approximately five percent to 10 percent complete, depending upon the nature of the contract. If a current estimate of total contract cost indicates a loss on a contract, the projected loss is recognized in full when determined.

We consider unapproved change orders to be contract variations on which we have customer approval for scope change, but not for changes in price associated with that scope change. Costs associated with unapproved change orders are included in the estimated cost to complete the contracts and are expensed as incurred. We recognize revenue equal to cost incurred on unapproved changed orders when realization of price approval is probable and the estimated amount is equal to or greater than our cost related to the unapproved change order. Revenue recognized on unapproved change orders is included in “Contract costs and recognized income not yet billed” on the balance sheet.

Unapproved change orders involve the use of estimates, and it is reasonably possible that revisions to the estimated costs and recoverable amounts may be required in the future reporting periods to reflect the changes in estimates or final agreement with customers. We consider claims to be amounts we seek or will seek to collect from customers or others for customer-caused changes in contract specifications or design, or other customer-related causes of unanticipated additional contract costs on which there is no agreement with customers on both scope and price changes. Revenue from claims is recognized when agreement is reached with customers as to the value of the claims, which in some instances may not occur until after completion of work under the contract. Costs associated with claims are included in the estimated costs to complete the contracts and are expensed when incurred.

Income tax

We account for income taxes by the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences of operating loss and tax credit carry forwards

Management’s discussion and analysis

and temporary differences between the financial statement carrying values of assets and liabilities and their respective tax bases. The provision or benefit for income taxes and the annual effective tax rate are impacted by income taxes in certain countries being computed based on a deemed income rather than on taxable income and tax holidays on certain international projects.

New accounting policies

Subsequent to December 31, 2006, the following generally accepted accounting principles have been adopted:

➢	FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”; and

➢	FASB Staff Position No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities”.

OTHER FINANCIAL MEASURES

EBITDA

We use EBITDA (earnings before net interest, income taxes, depreciation and amortization) as part of our overall assessment of financial performance. We believe that EBITDA is used by the financial community as a method of measuring our performance and of evaluating the market value of companies considered to be in businesses similar to ours. EBITDA from continuing operations for the nine months ended September 30, 2007 was $(10,311) as compared to $(1,475) for the same period in 2006, an $8,836 decrease. EBITDA for the nine months ended September 30, 2007 includes a $22,000 charge estimated for DOJ fines and penalties and a $15,375 charge for the early extinguishment of $52,450 in aggregate principal amount of our 6.5% Notes.

A reconciliation of EBITDA from continuing operations to GAAP financial information follows:

	Nine months ended September 30,
	2006	2007

	(in thousands)

Net loss from continuing operations	$(18,598)	$(33,446)
Interest, net	6,132	2,119
Provision for income taxes	1,811	7,793
Depreciation and amortization	9,180	13,223

EBITDA	$(1,475)	$(10,311)

Backlog

In our industry, backlog is considered an indicator of potential future performance because it represents a portion of the future revenue stream. Our strategy is not focused solely on backlog additions but on capturing quality backlog with margins commensurate with the risks associated with a given project.

Management’s discussion and analysis

	December 31,		September 30,
	2006		2007
	Amount	%	Amount	%

	(in thousands)

Backlog
Construction	$320,461	53.2%	$883,365	80.4%
Engineering	92,956	15.4%	89,527	8.1%
EPC	188,855	31.4%	125,992	11.5%

Total, continuing operations	602,272	100.0%	1,098,884	100.0%
Discontinued operations	406,780		—

Total backlog	$1,009,052		$1,098,884

Backlog consists of anticipated revenue from the uncompleted portions of existing contracts and contracts whose award is reasonably assured. Backlog from continuing operations at September 30, 2007 and December 31, 2006 was $1,098,884 and $602,272, respectively, representing an 82.5 percent increase. The increase in backlog is primarily due to the award of the Midcontinent Express project, the SouthEast Supply Header contract, the ETC Farrar to Groveton project and the Suncor Steep Bank project. These increases were offset by backlog work-off of $610,136 through the first nine months of 2007. We believe the backlog figures are firm, subject only to the cancellation and modification provisions contained in various contracts. Historically, a substantial amount of our revenue in a given year has not been in our backlog at the beginning of that year. Additionally, due to the short duration of many jobs, contracts awarded and completed within a reporting period will not be reflected in backlog. We generate revenue from numerous sources, including contracts of long or short duration entered into during a year as well as from various contractual processes, including change orders, extra work, variations in the scope of work and the effect of escalation, or currency fluctuation formulas. These revenue sources are not added to backlog until realization is assured.

Backlog for discontinued operations was $406,780 at December 31, 2006, consisting of backlog related to our Nigeria operations sold in February 2007.

RESULTS OF OPERATIONS

Our contract revenue and contract costs are significantly impacted by the capital budgets of our clients and the timing and location of development projects in the oil, gas and power industries worldwide. Contract revenue and cost vary by country from year to year as the result of (a) entering and exiting work countries; (b) the execution of new contract awards; (c) the completion of contracts; and (d) the overall level of demand for our services.

Our ability to be successful in obtaining and executing contracts can be affected by the relative strength or weakness of the US dollar compared to the currencies of our competitors, our clients and our work locations.

Management’s discussion and analysis

Three months ended September 30, 2007 compared to three months ended September 30, 2006

  Contract revenue

Contract revenue increased $121,250 (or 96.6 percent) to $246,716 due to increases in all segments. A quarter-to-quarter comparison of revenue is as follows:

	Three months ended September 30,
				%
	2006	2007	Increase	change

	(in thousands)

Construction	$91,204	$193,984	$102,780	112.7%
Engineering	20,216	25,584	5,368	26.6%
EPC	14,046	27,148	13,102	93.3%

Total	$125,466	$246,716	$121,250	96.6%

Construction revenue in 2007 increased over the same period in the prior year by $102,780 driven primarily by increases of $68,295 in the US mainly related to three new major projects, $31,904 in Canada related to the addition of a major project and $2,580 in Oman.

Engineering revenue increased $5,368 due to increased billable hours (both headcount and utilization).

EPC revenue increased $13,102 as the result of an improved mix of new projects and a significant increase in activity on our largest EPC project.

  Contract income

Contract income increased $27,579 (or 228.9 percent) to $39,627 in the third quarter of 2007 as compared to the same quarter in 2006. A quarter-to-quarter comparison of contract income is as follows:

	Three months ended September 30,
		% of		% of		%
	2006	Revenue	2007	Revenue	Increase	change

	(in thousands)

Construction	$8,292	9.1%	$30,580	15.8%	$22,288	268.8%
Engineering	2,924	14.5%	6,550	25.6%	3,626	124.0%
EPC	832	5.9%	2,497	9.2%	1,665	200.1%

Total	$12,048	9.6%	$39,627	16.1%	$27,579	228.9%

Construction contract income increased over 2006 by $22,288 driven primarily by increases in activity for US construction of $17,715, an increase in Canada of $1,347 and an increase in Oman of $2,348 related to an increase in activity for oilfield services while indirect contract cost decreased $878 due to the consolidation of equipment and overhead support functions.

Engineering contract margin improved 11.1 percentage points in the third quarter of 2007 compared to the third quarter of 2006 accounting for $2,850 of the $3,626 increase. The margin improvement was driven by increased demand for our engineering services allowing for higher pricing combined with a more favorable mix of company versus subcontractor and third party resources.

EPC realized a 3.3 percentage point increase in contract margin, which when combined with the increased revenue resulted in a $1,665 increase in contract income.

Management’s discussion and analysis

  Other operating expenses

Depreciation and amortization increased $2,192 (or 67.1 percent) to $5,457 in the third quarter of 2007 from $3,265 in the same quarter of last year primarily due to increasing our equipment fleet in the last half of 2006 through the third quarter of 2007, utilizing a combination of capital leases and equipment purchases. In the third quarter of 2007, we added $4,655 of equipment through capital leases, $7,952 of equipment through purchases and $14,873 in depreciable assets though the acquisition of Midwest.

G&A expenses increased $6,356 (or 57.3 percent) to $17,448 in the third quarter of 2007 from $11,092 in the third quarter of 2006. Corporate G&A increased $3,674 and business unit G&A increased $2,682. Salaries and benefits increased $2,473 as a result of increased staff at corporate and the segments supporting increased business activity and as a result of increases in stock compensation, and bonuses. Process and travel expenses increased $875 as a result of increased activity. Consulting expense increased $586 primarily at the corporate headquarters due to continued work on the SEC/DOJ investigation, enhancements to the accounting system, and increased risk management activities. Bank charges increased $697 and accounting and audit expense increased $649.

Government fines from continuing operations include a $2,000 reduction to $22,000 based on our agreement in principle with the DOJ.

  Non-operating items

Interest income increased to $1,029 in the third quarter of 2007 from $337 in the same quarter of 2006. The $692 (or 205.3 percent) increase is due to interest income earned on the $125,068 in net proceeds received as a result of the sale of the Nigeria assets and operations. The proceeds were received in the first quarter of 2007. Since the first quarter a decreasing trend of interest income resulted from lower cash balances, including $24,154 used for the Midwest acquisition.

Interest expense decreased to $2,071 in the third quarter from $3,046 in the same quarter of 2006. The $975 (or 32.0 percent) reduction in interest expense was driven primarily by the $52,450 reduction in the outstanding principal amount of the 6.5% Notes, as a result of their conversion to common stock in the second quarter of 2007.

Other, net resulted in an expense of $1,327 in the third quarter of 2007 compared to income of $432 in the same quarter of 2006. The third quarter of 2007 included a $1,071 charge related to the settlement of a lawsuit with a vendor. The third quarter of 2006 included gains on sales of property, plant and equipment of $522, all related to the sale of Canadian real estate and other equipment.

Income tax — We recognized $6,081 of income tax expense on income from continuing operations of $16,353 before income taxes for the three months ended September 30, 2007. During the third quarter of 2006, we recorded income tax expense of $379 on a loss from continuing operations of $4,586 for the three months ended September 30, 2006. During the third quarter of 2007, we recognized increased income tax expense due to improved financial performance in the United States.

Management’s discussion and analysis

Nine months ended September 30, 2007 compared to nine months ended September 30, 2006

Contract revenue

Contract revenue from continuing operations increased $257,987 (or 73.3 percent) to $610,168 due primarily to an increase in the construction segment. A year-to-date comparison of revenue is as follows:

	Nine months ended September 30,
				%
	2006	2007	Increase	change

	(in thousands)

Construction	$257,587	$476,638	$219,051	85.0%
Engineering	55,621	66,040	10,419	18.7%
EPC	38,973	67,490	28,517	73.2%

Total	$352,181	$610,168	$257,987	73.3%

Construction revenue increased by $219,051 driven primarily by the increase in US construction of $148,342 and an increase in revenues in Canada of $53,358 related to the addition of a major project and an increase in Oman of $17,351.

Engineering revenue increased $10,419 due to an increase in billable hours (both headcount and utilization). Work on new contacts, since the third quarter of 2006, accounted for $14,406 of revenue, while existing contracts contributed approximately $51,634 of revenue.

EPC revenue increased $28,517 primarily as the result of a significant increase in activity on our largest EPC project.

Contract income

Contract income increased $39,825 (or 126.2 percent) to $71,378 in the first three quarters of 2007 as compared to the same period in 2006. A period-to-period comparison of contract income is as follows:

	Nine months ended September 30,
		% of		% of		%
	2006	Revenue	2007	Revenue	Increase	change

	(in thousands)

Construction	$19,415	7.5%	$48,672	10.2%	$29,257	150.7%
Engineering	9,023	16.2%	16,874	25.6%	7,851	87.0%
EPC	3,115	8.0%	5,832	8.6%	2,717	87.2%

Total	$31,553	9.0%	$71,378	11.7%	$39,825	126.2%

The contract income increase was a function of significantly higher contract revenues as discussed above and slightly better margins.

Construction contract income increased $29,257 over 2006 despite the negative impact on contract income and margins experienced in the first six months of 2007 due to sustained inclement weather. US construction increased $12,756, Canadian construction increased $10,354, mainly due to the addition of a major project in 2007, while construction in Oman increased $2,965 related to increased activity in oilfield services, while indirect contract cost decreased $3,182 due to the consolidation of equipment and overhead support functions.

Management’s discussion and analysis

Engineering contract income increased $7,851 and contract margins increased 9.3 percentage points during the first nine months of 2007 as compared to the first nine months of 2006. As previously indicated, this improvement was driven by an increased mix of company direct labor versus third party and subcontractor services. The higher mix of in-house labor, improved utilization and higher headcount are characteristics of the strong demand for engineering work and our success of hiring and retaining in-house engineers.

EPC contract income increased $2,717 on increased revenues and a slight margin percentage improvement.

Other operating expenses

Depreciation and amortization increased $4,043 (or 44.0 percent) to $13,223 in the first nine months of 2007 from $9,180 in the same period last year primarily due to our increase in plant, property and equipment throughout the last half of 2006 and the first half of 2007 through capital leases and direct purchase. For the first nine months of 2007, we added $29,780 of equipment through capital leases and $15,890 of equipment through purchases along with $14,873 in depreciable assets from the acquisition of Midwest.

G&A expenses increased $9,162 (or 27.7 percent) to $42,295 in the first nine months of 2007 from $33,133 in the same period of 2006. Corporate G&A expenses increased $5,937 and business unit G&A expenses increased $3,225. Salaries and benefits increased $4,018 as a result of additional staff supporting increased business activity and as a result of increases in stock compensation, and bonuses. Consulting expense increased $1,076 primarily at the corporate headquarters due to continued work on the SEC/DOJ investigation, enhancements to the accounting system and increased risk management activities. Bank charges increased $1,762 and accounting and auditing fees increased $849. Process and travel expenses increased $592.

Government fines consist of $22,000 based on the agreement in principle with the DOJ.

Non-operating items

Interest income increased to $4,433 in the nine months of 2007 from $1,350 in the first nine months of 2006. The $3,083 (or 228.4 percent) increase is due primarily to interest income earned on the $130,068 in proceeds received in the first quarter of 2007 from the sale of the Nigeria assets and operations.

Interest expense decreased to $6,552 in the first nine months of 2007 from $7,482 in the first nine months of 2006. The $930 (or 12.4 percent) decrease in interest expense was driven primarily by a $52,450 reduction in the outstanding principal amount of the 6.5% Notes as a result of their conversion to common stock in the second quarter of 2007, partially offset by the addition $28,714 in capital leases.

Other, net resulted in an expense of $2,019 in the first nine months of 2007 compared to income of $105 in the same period 2006. The $2,124 increase is a result of a $997 registration delay penalty related to privately placed shares of common stock, a $350 settlement associated with an ongoing dispute related to an engineering project, offset by the $1,051 gain on the sale of land, buildings, and equipment in Houston, Texas. Also reflected in the increased expense is a $1,071 charge related to the settlement of a lawsuit with a vendor.

Loss on early extinguishment of debt — We induced conversion of approximately $52,450 (or 62.1 percent) of aggregate principal amount of our 6.5% Notes resulting in the recognition of a loss on early extinguishment of debt of $15,375.

Management’s discussion and analysis

Income tax — We recognized $7,793 of income tax expense on a loss of $25,653 before income taxes in the nine months ended September 30, 2007 compared to income tax expense of $1,811 on a loss from continuing operations of $16,787 for the nine months ended September 30, 2006. The circumstances that gave rise to our recording tax provisions while incurring losses for the nine months ended September 30, 2007 and 2006 were primarily due to taxable income being generated in certain tax jurisdictions, and our having incurred non-deductible expenses and expenses in Panama, where Willbros Group, Inc. is domiciled and receives no tax benefit.

Fiscal year ended December 31, 2006 compared to fiscal year ended December 31, 2005

Contract revenue

Contract revenue increased $248,780 (or 84.5 percent) to $543,259 primarily as a result of increases in Construction. A year-to-year comparison of revenue is as follows:

	Year ended December 31,
			Increase/	%
	2005	2006	decrease	change

Construction	$214,020	$421,270	$207,250	96.8%
Engineering	43,194	75,833	32,639	75.6%
EPC	37,265	46,156	8,891	23.9%

Total contract revenue	$294,479	$543,259	$248,780	84.5%

Construction revenue increased $207,250 primarily as a result of increased work in Canada and in the United States. The increase in Canada revenue is attributable to $57,011 in new major projects, increased fabrication and maintenance revenue of $29,555, and our new Edmonton modular fabrication facility that opened in the fourth quarter of 2005, which generated revenue of approximately $13,828 in 2006, compared to $87 in 2005. Construction revenue in the United States increased approximately $61,380 due to a higher level of activity, and in Oman, construction revenue increased $43,922 due to new pipeline construction contracts and oilfield services contracts.

Engineering revenue increased $32,639, including an increase of $23,260 from a single large engineering project in the United States and approximately $12,100 in new projects.

EPC revenue increased $8,891 due to several new EPC projects in the United States and $1,527 from increased government services revenue.

Contract income

Contract income increased $25,358 (or 89.3 percent) to $53,765 in 2006 as compared to 2005. A year-to-year comparison of contract income is as follows:

	Year ended December 31,
		% of		% of	Increase/	%
	2005	Revenue	2006	Revenue	decrease	change

Construction	$14,869	6.9%	$35,081	8.3%	$20,212	135.9%
Engineering	3,602	8.3%	13,848	18.3%	10,246	284.5%
EPC	9,936	26.7%	4,836	10.5%	(5,100)	(51.3)%

Total contract revenue	$28,407	9.6%	$53,765	9.9%	$25,358	89.3%

Management’s discussion and analysis

Construction contract income increased $20,212 as a result of a $13,239 increase in Canada, a $3,821 increase in Oman and an improvement of $1,824 due to project completions in the prior year which resulted in a decrease in expenses. Contract income in the United States had a slight increase of only $1,328 on lower margins resulting from a tight labor market, project start-up delays and inclement weather on several large construction projects.

Engineering income increased $10,246 as a result of increased engineering work in the United States at generally higher margins.

EPC income decreased $5,100 as a result of decreased margins in the United States due to completion of a high margin project in 2005, increased costs related to a tight labor market, new project startup delays and inclement weather on certain projects.

  Other operating expenses

Depreciation and amortization increased $742 (or 6.3 percent) to $12,430 in 2006 from $11,688 in 2005 due to 2006 equipment purchases of $11,373 and property acquired through capital leases valued at $12,108. Construction depreciation and amortization increased to $8,935 from $8,359, or 6.9 percent. Engineering depreciation and amortization decreased to $827 from $1,065, or 22.3 percent. EPC depreciation and amortization increased to $2,668 from $2,234, or 19.4 percent.

G&A expenses increased $11,016 to $53,366 in 2006 from $42,350 in 2005. The increase in G&A not only reflected higher levels of business activity in the United States and Canada but also included severance costs of $6,300 related to executive management changes and $3,400 associated with increased costs in outside legal, accounting, auditing and consulting fees.

  Non-operating items

Interest, net increased to an expense of $8,265 in 2006 from an expense of $3,904 in 2005 due primarily to additional interest expense related to the 6.5% Notes of $4,871.

Foreign exchange and Other, net decreased to income of $569 in 2006 from $742 in 2005, an unfavorable variance of $173. This variance was caused primarily by a $429 reduction in gains on sale of property, plant and equipment and an increase in foreign exchange loss of $164. These reductions in income were offset by an increase in miscellaneous income of $420 mainly related to our participation as a plaintiff in the settlement of a class action suit.

Income tax—We recognized $2,308 of income tax expense on a loss for continuing operations of $19,727. This was an increase of $640 compared to 2005. Due to expenses of $28,311 occurring in Panama where no tax benefit is obtained, we incurred a tax expense on a loss from continuing operations. Permanent timing differences in the United States also contributed to a higher effective tax rate.

  Loss from discontinued operations, net of taxes

We recognized a net loss from discontinued operations of $83,402 in 2006 compared to a net loss of $8,319 in 2005, an increase loss of $75,083. The Nigeria operations accounted for $83,773 of the 2006 loss. A loss of $971 in Venezuela and a recognized net gain of $1,342 on the sale of the Opal TXP-4 account for the remainder of the 2006 loss from discontinued operations.

Management’s discussion and analysis

Fiscal year ended December 31, 2005 compared to fiscal year ended December 31, 2004

Contract revenue

Contract revenue increased $21,685 (or 7.9 percent) to $294,479 in 2005 from $272,794 in 2004.

	Year ended December 31,
			Increase/	%
	2004	2005	decrease	change

	(in thousands)

Construction	$226,662	$214,020	$(12,642)	(5.6)%
Engineering	30,993	43,194	12,201	39.4%
EPC	15,139	37,265	22,126	146.2%

Total contract revenue	$272,794	$294,479	$21,685	7.9%

Construction revenue decreased $12,642 (or 5.6 percent) in 2005 compared to 2004. The net decrease consisted of decreases of $54,029 due to the completion of the Iraq project in 2004, $11,554 in Oman, and $10,161 due to the 2004 completion of other projects, primarily those in Bolivia and Ecuador, offset by increases of $41,871 in our US construction division due to new pipeline construction projects and $21,230 in Canada from continuation of work relating to maintenance and fabrication contracts in the Canadian oil sands.

Engineering revenue increased $12,201 primarily as a result of increased engineering work in the United States.

EPC revenue increased $22,126 due to new EPC projects in the United States.

Contract income

Contract income decreased $22,030 (or 43.7 percent) to $28,407 in 2005 from $50,437 in 2004. Variations in contract costs by country were closely related to the variations in contract revenue.

	Year ended December 31,
		% of		% of	Increase/	%
	2004	Revenue	2005	Revenue	decrease	change

	(in thousands)

Construction	$47,038	20.8%	$14,869	6.9%	$(32,169)	(68.4)%
Engineering	914	2.9%	3,602	8.3%	2,688	294.1%
EPC	2,485	16.4%	9,936	26.7%	7,451	299.8%

Total contract income	$50,437	18.5%	$28,407	9.6%	$(22,030)	(43.7)%

Construction income decreased $32,169 primarily as a result of projects which were completed in 2004, including Iraq, $17,769, Bolivia, $5,510, and Ecuador, $1,309 and decreases in Oman of $4,573, the United States of $2,585, and in Canada of $578. The decline in the contract margin percent resulted primarily from the high margin recognized from the completed 2004 Iraq project and the 2004 benefit from the Bolivia Transierra Project claim settlement. Lower contract margins in Canada due to start-up costs in association with the new fabrication facility and cost overruns on certain construction projects all contributed to the decline. These declines in contract margin were partially offset by higher contract margins on pipeline construction projects in the United States.

Engineering income increased $2,688 primarily as a result of increased engineering work in the United States with improved margins.

Management’s discussion and analysis

EPC income increased $7,451 primarily as a result of increased EPC work in the United States with improved margins, much of which related to a single large project.

Other operating expenses

Depreciation and amortization increased $1,912 (or 19.6 percent) to $11,688 in 2005 due to 2005 capital expenditures of $25,111 and a full year’s depreciation on the new world-wide information technology system. Construction depreciation and amortization increased to $8,389 from $7,541, or 11.2 percent. Engineering depreciation and amortization increased to $1,065 from $878, or 21.3 percent. EPC depreciation and amortization increased to $2,234 from $1,357, or 64.6 percent.

G&A expenses increased $9,825 (or 30.2 percent) to $42,350 in 2005 compared to $32,525 in 2004. The increase in G&A expense was a result of increased activity in North America as well as increased spending on office facilities and information technology of approximately $5,000.

Non-operating items

Interest expense, including amortization of debt issue cost, increased $2,133 to an expense of $5,481 in 2005 from an expense of $3,348 in 2004 due primarily to the write-off of debt restructuring cost of $1,203 and higher debt levels during 2005 versus 2004. Interest income increased $709 to $1,577 in 2005 compared to $868 in 2004, as a result of an overall increase in invested funds in 2005 as compared to 2004.

The provision for income taxes in 2005 was $1,668, an increase of $2,695 over the 2004 benefit of $1,027. The company’s net income in 2004 included non-taxable revenue from Iraq of $54,029, allowing the net benefit, while in 2005 the company had expenses of $20,980 in Panama where no tax benefit is obtained.

Loss from discontinued operations, net of taxes

The loss from discontinued operations decreased $18,792 from a loss of $27,111 in 2004 to a loss of $8,319 in 2005. The reduction in the loss from discontinued operations is due to a $215,165 increase in revenue attributable entirely to our Nigeria operations and a 10.1 percent increase in contract margin.

LIQUIDITY AND CAPITAL RESOURCES

Our objective in financing our business is to maintain adequate financial resources and access to additional liquidity. During the nine months ended September 30, 2007, the proceeds from the sale of our Nigeria assets and operations were our principal source of funding. We anticipate that cash on hand after giving effect to this offering, future cash flows from operations and the availability of a revolving credit facility (see below) will be sufficient to fund our working capital needs in the near term. However, we will continue to review all opportunities to the extent that market conditions and other factors permit, to provide working capital to fund our growing backlog, strengthen our balance sheet, meet current capital equipment requirements, and pursue business expansion opportunities, including the offering contemplated by this prospectus supplement.

Additional sources and uses of capital

Financing of pending acquisition

On October 31, 2007, our subsidiary, Willbros USA, Inc., entered into a definitive agreement for the purchase of all of the issued and outstanding equity interests of InServ. The purchase price will be $225,000, consisting of $202,500 payable in cash at closing and Willbros Group, Inc. common stock having a value of $22,500. The cash portion of the purchase price will be subject to a post-closing

Management’s discussion and analysis

adjustment to account for any change in InServ’s working capital from a predetermined target to InServ’s actual working capital on the closing date.

We plan to finance all or a portion of the cash portion of the purchase price with the net proceeds of this offering of our common stock. If the net proceeds of this public offering are insufficient to pay the entire cash portion of the purchase price, we plan to finance the balance through the funding of the 2007 Term Loan, described below.

2007 credit facility

We currently have $250.0 million of commitments for the 2007 Credit Facility. The 2007 Credit Facility will include a revolving credit facility in an initial aggregate amount of up to $150,000. We expect that the entire 2007 Credit Facility will be available for the issuance of performance letters of credit and up to 33.3 percent of the 2007 Credit Facility will be available for borrowings and financial letters of credit. We expect the 2007 Credit Facility will provide us the option, subject to the agent’s consent, and on or before the second anniversary of the closing date, to increase the total revolving commitment up to an amount equal to $200,000 less any previous permanent reductions in commitments.

We expect that the 2007 Credit Facility will also include the 2007 Term Loan in an initial aggregate amount of up to $100,000. The 2007 Term Loan would be available to finance that portion of the purchase price for the acquisition of InServ that is in excess of the initial net proceeds of our public offering of common stock. We expect that the 2007 Term Loan will be made available in a single advance on the closing date of the 2007 Credit Facility and that any unused 2007 Term Loan commitment will be terminated on the closing date. The receipt of net cash proceeds of at least $100,000 from the public offering will be a condition precedent to closing the 2007 Term Loan.

Indenture waiver

A covenant in the indenture for our 6.5% Notes prohibits us from incurring any additional indebtedness if our consolidated leverage ratio exceeds 4.00 to 1. As of September 30, 2007, this covenant would preclude us from borrowing under the 2006 Credit Facility discussed below or the 2007 Credit Facility. On November 2, 2007, we entered into an agreement with the holder of a majority in principal amount of our outstanding 6.5% Notes, which waives the debt incurrence covenant through June 30, 2008. The waiver should enable us to access the 2007 Term Loan, if needed to complete the acquisition of InServ, and to access the revolving credit facility under the 2007 Credit Facility, if needed for working capital purposes. We anticipate that our improving operating results will enable us to continue to access the revolving credit facility upon expiration of the waiver.

2006 credit facility

On October 27, 2006, Willbros USA, Inc., a wholly owned subsidiary of us, entered into a $100,000 three-year senior secured synthetic credit facility (the “2006 Credit Facility”) with a group of lenders led by Calyon New York Branch (“Calyon”). At September 30, 2007, the 2006 Credit Facility had available capacity of $19,832. We may elect to increase the total capacity under the 2006 Credit Facility to $150,000, with consent from Calyon. We have received a commitment from Calyon, which expires December 2007, to increase the capacity under the 2006 Credit Facility to $125,000. As of September 30, 2007 we have not exercised this option to extend the 2006 Credit Facility and currently anticipate that the 2007 Credit Facility will replace the 2006 Credit Facility in its entirety. Borrowings have not taken place, nor is it our present intent to use the 2006 Credit Facility for future borrowings. The 2006 Credit Facility was established primarily to provide a source for letters of credit. Unamortized costs associated with the creation of the 2006 Credit Facility of $1,463 and $1,986 are included in

Management’s discussion and analysis

other assets at September 30, 2007, and December 31, 2006, respectively, and are being amortized over the three-year term of the credit facility ending October 2009.

As of September 30, 2007, there were no borrowings outstanding under the 2006 Credit Facility and there were $80,168 in outstanding letters of credit, consisting of $59,846 issued for projects in continuing operations and $20,322 issued for projects related to discontinued operations. As of December 31, 2006, there were no borrowings outstanding under the 2006 Credit Facility and there were $64,545 in outstanding letters of credit, consisting of $41,920 issued for projects in continuing operations and $22,625 issued for projects related to discontinued operations. We are currently prohibited from borrowing under the 2006 Credit Facility due to debt incurrence restrictions of the 6.5% Notes.

The 2006 Credit Facility includes customary affirmative and negative covenants, such as limitations on the creation of new indebtedness and on certain liens, restrictions on certain transactions and maintenance of the following financial covenants:

➢	a consolidated tangible net worth in an amount of not less than the sum of $116,561 plus 50 percent of consolidated net income earned in each quarter ended after December 31, 2006;

➢	a maximum senior leverage ratio of 1.00 to 1.00 for the quarter ended September 30, 2007 and for each quarter thereafter;

➢	a fixed charge coverage ratio of not less than 3.00 to 1.00, for the quarter ended September 30, 2007, and for each quarter thereafter; and

➢	a prohibition on capital expenditures (cost of assets added through purchase or capital lease) if our liquidity falls below $50,000.

If these covenants are violated, it would be considered an event of default entitling the lenders to terminate the remaining commitment, call all outstanding letters of credit, and accelerate any principal and interest outstanding. As of September 30, 2007:

➢	our consolidated tangible net worth was $151,934, which was approximately $35,373 in excess of the net tangible worth we were required to maintain under the credit facility;

➢	we are in compliance with the maximum senior leverage ratio because we have incurred no revolving advance or other senior debt;

➢	our fixed charge coverage ratio is 6.17 to 1.00; and

➢	our cash balance at September 30, 2007 was $58,709, which allowed us to add $53,296 of fixed assets to our balance sheet during the previous 12 months.

At September 30, 2007, we were in compliance with all of these covenants.

Our capital planning process is focused on utilizing cash in ways that enhance the value of our company. During the nine months ended September 30, 2007, we used cash for a variety of activities including working capital needs, capital expenditures and acquisitions.

Cash flows

Cash flows provided by (used in) continuing operations were as follows for the nine months ended September 30, 2007 and 2006:

	2006	2007

Operating activities	$(12,717)	$(22,629)
Investing activities	26,436	66,952
Financing activities	7,841	(28,445)

Management’s discussion and analysis

Statements of cash flows for entities with international operations that are local currency functional exclude the effects of the changes in foreign currency exchange rates that occur during any given period, as these are non-cash charges. As a result, changes reflected in certain accounts on the consolidated condensed statements of cash flows may not reflect the changes in corresponding accounts on the consolidated condensed balance sheets.

Operating activities

Operating activities of continuing operations used $22,629 of cash in the nine months ended September 30, 2007 compared to a use of $12,717 in the nine months ended September 30, 2006. Cash flows from operating activities decreased $9,912 primarily due to:

➢	a decrease in cash as a result of an increase in other working capital of $41,669 due primarily to increased receivables as a result of higher revenues; and

➢	an increase of $31,757 in cash generated by operations excluding non-cash charges of $33,612.

Investing activities

Investing activities of continuing operations provided $66,952 of cash in the nine months ended September 30, 2007 compared to providing $26,436 in the nine months ended September 30, 2006. Significant transactions impacting cash flows from investing activities include:

➢	disposition of discontinued operations, for the nine months ended September 30, 2007 provided $105,568 of cash compared to $32,082 in the nine months ended September 30, 2006. In 2007 the proceeds were from the sale of our Nigeria assets and operations, while in 2006 the proceeds were from the sale of the Opal gas facility and the sale of our Venezuela assets and operations;

➢	disposition of property, plant, and equipment for the nine months ended September 30, 2007 provided $1,428 of cash compared to $8,243; and

➢	the acquisition of Midwest in 2007 used $24,154 of cash.

Financing activities

Financing activities of continuing operations used $28,445 of cash in the nine months ended September 30, 2007 compared to providing $7,841 in the nine months ended September 30, 2006. Significant transactions impacting cash flows from financing activities include:

➢	$12,993 of cash used to induce the conversion of $52,450 of our 6.5% Notes;

➢	cash used in payments on capital leases of $7,507; and

➢	cash used in payments on notes payable of $8,665.

Capital requirements

During the first nine months of 2007, we used $22,629 of cash in our continuing operations. While this cash use has been significant we believe that through our increase in activity combined with our conservative financial management we will be able to provide cash from continuing operations in the near term. As such, we are focused on the following significant capital requirements: providing working capital for projects in process and those scheduled to begin, the pending acquisition of InServ, the acquisition of additional construction equipment and the payments due to the government related to fines, penalties, and profit disgorgement.

➢	We believe that we will be able to support our ongoing working capital needs through operating cash flows as well as the availability of the 2007 Credit Facility.

Management’s discussion and analysis

➢	We expect to fund the cash portion of the acquisition of InServ in its entirety with the proceeds from our impending public offering of common stock and, if necessary, the 2007 Term Loan.

➢	We expect to use any remaining net proceeds from the public offering to acquire additional construction equipment instrumental to completing our existing backlog of work at the highest return available.

➢	We intend to fund the future payments that we will make to the SEC and the DOJ under the proposed terms of our settlements in principle from operating cash flow.

Contractual obligations

As of September 30, 2007, we had $102,050 of outstanding debt related to the convertible notes. In addition, in 2007 and 2006, we entered into various capital leases of construction equipment and property with a value of $41,888. We also have a contractual requirement to pay a facility fee of five percent of aggregate commitments under the 2006 Credit Facility. We have acquired a note to finance insurance premiums in the amount of $10,051.

Other contractual obligations and commercial commitments, as detailed in our annual report on Form 10-K for the year ended December 31, 2006, did not materially change except for payments made in the normal course of business.

Business

OVERVIEW

We are a provider of services primarily to the high growth global energy infrastructure market. In particular, we are a leading service provider to the hydrocarbon pipeline market, having performed work in 59 countries and constructed over 200,000 kilometers of pipelines, which we believe positions us as one of the top two pipeline contractors in the world. We offer a wide range of services to our customers, including engineering, project management, construction services and specialty services, such as operations and maintenance, each of which we offer discretely or in combination as a fully integrated offering (which we refer to as “EPC”).

We offer clients full asset lifecycle services and in some cases we provide the entire scope of services for a project, from front-end engineering and design through project construction, commissioning and ongoing facility operations and maintenance. While our capabilities extend from upstream sources to downstream distribution, our primary end market is the global onshore midstream energy market. In North America, where we currently have over 90 percent of our backlog, our projects include major cross-country and intrastate pipelines that transport natural gas, crude oil and petroleum products; gas gathering systems; gas processing systems; oil and gas production facilities; and modular processing facilities. The balance of our backlog is for projects providing similar services in select overseas locations. Now in our one hundredth year, we serve major natural gas, petroleum and power companies and government entities worldwide.

RECENT DEVELOPMENTS

Pending acquisition

On October 31, 2007, we entered into a share purchase agreement pursuant to which we agreed to acquire all of the outstanding equity interests of InServ, a Tulsa, Oklahoma based company, for approximately $225 million. With the acquisition of InServ, we will significantly expand our service offering to the downstream market providing integrated solutions for turnaround, maintenance and capital projects for the hydrocarbon processing and petrochemical industries. We believe that the growth in the market addressed by InServ is attributable to numerous factors, including:

➢	continued strength in maintenance, repair and overhaul, and capital spending;

➢	a need to upgrade or convert existing refineries to facilitate a shift to heavier and more sour crude streams, particularly from the Canadian oil sands;

➢	an increasing emphasis on safety;

➢	a decline in the number of operating refineries over the past 15 years, combined with an aging refinery infrastructure, averaging over 30 years in service, is resulting in higher ongoing refinery utilization rates requiring increasing maintenance and expansion expenditures; and

➢	an increasing level of outsourcing of refinery services as producers focus on core operations.

Recent acquisition

On July 1, 2007, we acquired all of the share capital of Midwest Management (1987) Ltd. (“Midwest”), a Canadian pipeline and facilities construction company which owns two wholly-owned subsidiaries, Midwest Pipelines Rental Inc. and Midwest General Contractors Ltd. Midwest provides pipeline construction, rehabilitation and maintenance, water crossing installations or replacements, and facilities fabrication to the oil and gas industry, predominantly in western Canada. The total purchase amount was approximately $24.2 million. This acquisition expands our capability in Canada to include

Business

mainline pipeline construction in addition to our oil sands maintenance, construction and fabrication capabilities.

Discontinued operations

In June 2006, we announced our decision to sell our assets and operations in Nigeria, and in February 2007, we completed the sale. In 2006, we also sold our interest in a water injection facility in Venezuela and our TXP-4 gas processing plant in Opal, Wyoming. The results of operations for each of Nigeria, Venezuela and the TXP-4 Plant are reported as discontinued operations in our consolidated financial statements included elsewhere in this prospectus supplement. We expect to focus our resources and attention on the United States and Canada and a few other selected international markets which offer attractive risk-adjusted returns. The remainder of the discussion under the caption “Business” in this prospectus supplement pertains only to our continuing operations, unless otherwise noted.

Global settlement agreement

On August 15, 2007, we and our subsidiary Willbros International Services (Nigeria) Limited, entered into a Global Settlement Agreement with Ascot Offshore Nigeria Limited, the purchaser of our assets and operations in Nigeria, and its parent company, Berkeley Group Plc. Among other matters, the Global Settlement Agreement provides for the payment of an amount in full and final settlement of all disputes between Ascot and us related to the working capital adjustment to the closing purchase price under the February 2007 share purchase agreement. In connection with the February 2007 share purchase agreement, we also entered into a transition services agreement with Ascot, and Ascot delivered a promissory note in favor of us.

The Global Settlement Agreement provides for a settlement amount of $25.0 million, the amount by which we and Ascot agreed to adjust the closing purchase price under the share purchase agreement downward in respect of working capital at the closing (the “Settlement Amount”). The Global Settlement Agreement provides that a portion of the Settlement Amount will be retained by us and credited to the account of Ascot for amounts totaling up to approximately $11.3 million which were due from Ascot to us under the transition services agreement. The payment of the balance of the Settlement Amount will finally settle any and all obligations and disputes between Ascot and us in relation to the adjustment to the closing purchase price. As part consideration for the parties’ agreement on the Settlement Amount, and as a condition to payment by us of the balance of the Settlement Amount, Ascot has secured supplemental backstop letters of credit totaling approximately $20.3 million with non-Nigerian banks.

The Global Settlement Agreement also provides for the termination of all of our and Ascot’s respective rights and obligations under the indemnification provisions of the share purchase agreement except as provided in the Global Settlement Agreement.

Induced conversion of the 6.5% Notes

In May 2007, we induced the conversion of approximately $52.5 million in aggregate principal amount of our 6.5% Notes into 2,987,582 shares of our common stock. We made aggregate cash payments to the holders of approximately $12.7 million, plus approximately $1.5 million in accrued interest. These conversion transactions improved our debt to equity ratio from 1.71 to 1 at December 31, 2006 to 1.31 to 1 at September 30, 2007.

Business

GENERAL

We provide services to our customers through three segments:

➢	Engineering. We specialize in providing engineering services, from feasibility studies through detailed design, to assist clients in conceptualizing, evaluating, designing and managing the construction or expansion of pipelines, compressor stations, pump stations, fuel storage facilities, and field gathering and production facilities.

➢	Construction. Our construction expertise includes systems, personnel and equipment to construct and replace large-diameter cross-country pipelines; fabricate engineered structures, process modules and facilities; and construct oil and gas production facilities, pump stations, flow stations, gas compressor stations, gas processing facilities and other related facilities. We also provide certain specialty services to increase our equipment and personnel utilization.

➢	Engineering, procurement and construction. Our fully integrated EPC services offering includes the full range of engineering, procurement, construction and project management resources to provide end-to-end total project solutions to our customers.

We provide our engineering, construction and EPC services, as the scope of work requires, through professional engineering, technical staff, construction management and craft personnel utilizing engineering systems, hardware and software and a large fleet of company-owned and leased equipment that includes pipelaying equipment, heavy construction equipment, transportation equipment and camp equipment. An inventory of spare parts and tools, which we strategically position and maintain to maximize availability and minimize cost, supports our equipment fleet. We also own fabrication facilities in Canada and the United States. As an adjunct to all our resources, we also provide specialty services.

Our engineering services include, among others:

➢	project management;

➢	feasibility studies;

➢	conceptual engineering and detailed design;

➢	route/site selection;

➢	construction management;

➢	material procurement;

➢	commissioning/startup assistance; and

➢	facilities operations.

We provide our engineering services through engineering resources located in Salt Lake City (Murray), Utah, Tulsa, Oklahoma and Kansas City, Missouri.

To complement our engineering services, we also provide a full range of field services, including:

➢	surveying;

➢	right of way acquisition;

➢	material receiving and control;

➢	construction management;

➢	facilities startup assistance; and

➢	operation of facilities.

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Our construction services include:

➢	cross-country onshore pipelines;

➢	pump, compressor and flow stations;

➢	fabrication;

➢	highway, rail and river crossings;

➢	valve stations;

➢	pipeline rehabilitation and requalification;

➢	gas processing plants;

➢	production facilities; and

➢	specialty services.

Our EPC services include engineering, procurement, construction and project management resources to work with clients to provide total project solutions, which optimize project scope, schedule and deliverables to meet project objectives. We provide the project deliverables through our own resources or through selected subcontractors.

Through our engineering and construction resources, we provide certain specialty services, including, among others:

➢	pipe double jointing;

➢	transport of dry and liquid cargo;

➢	rig moves;

➢	maintenance and repair services;

➢	operation and development of facilities; and

➢	building, owning and operating military fueling facilities.

We maintain a staff of experienced management, construction, engineering and support personnel for providing project management, engineering, procurement and construction services worldwide. We provide engineering services through offices located in Tulsa, Oklahoma, Salt Lake City (Murray), Utah and Kansas City, Missouri. Construction operations based in Houston, Texas provide the majority of construction services in the United States, and country operations in Canada provide services for oil sands maintenance, construction and fabrication and cross-country pipeline construction. EPC services presently are provided from offices in Tulsa, Oklahoma and can also be based in the most appropriate location for a specific project.

We have a rich history that traces back to the early days of the oil and gas infrastructure business in the United States and abroad in the early 1900s. We trace our roots to the original construction business of Williams Brothers Company, which was founded in 1908. Through successors to that business, we have completed many of the landmark pipeline construction projects around the world, including the “Big Inch” and “Little Big Inch” War Emergency Pipelines (1942-44), the Mid-America Pipeline (1960), the TransNiger Pipeline (1962-64), the Trans-Ecuadorian Pipeline (1970-72), the northernmost portion of the Trans-Alaska Pipeline System (1974-76), the All-American Pipeline System (1984-86), Colombia’s Alto Magdalena Pipeline System (1989-90), a portion of the Pacific Gas Transmission System expansion (1992-93), and through a joint venture led by a subsidiary of ours, the Chad-Cameroon Pipeline (2000-03).

Since the early 1900s, we have been employed by more than 400 clients to carry out work in 59 countries. Within the past 10 years, we have worked in Africa, Asia, Australia, the Middle East,

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North America and South America. We have constructed over 200,000 kilometers of hydrocarbon pipelines, which we believe positions us in the top tier of pipeline contractors in the world. We have historically had a steady base of operations in the United States, Canada, Nigeria, Oman, and Venezuela, which has been complemented by major projects in Australia, Bolivia, Cameroon, Chad, Colombia, Ecuador, Egypt, Gabon, Indonesia, Ivory Coast, Kuwait, Mexico and Pakistan. In 2006, we sold our interest in Venezuela and exited Bolivia and Ecuador in response to market conditions which we believe are unfavorable and will not attract capital to these markets for the types of projects we perform. In early 2007, we sold our interests in Nigeria in order to shed risk and redeploy resources into more favorable markets, primarily in the United States and Canada.

Private sector clients have historically accounted for the majority of our revenue. Government entities and agencies have accounted for the remainder. Our top three clients were responsible for 56.9 percent of our backlog at September 30, 2007.

Corporate structure

We are incorporated in the Republic of Panama and maintain our headquarters at Plaza 2000 Building, 50th Street, 8th Floor, P.O. Box 0816-01098, Panama, Republic of Panama; our telephone number is +50-7-213-0947. Panama’s General Corporation Law is substantially modeled on the New York and Delaware corporate laws as they existed in 1932. Panama does not tax income derived from activities conducted outside Panama. The principal subsidiaries of Willbros Group, Inc. are Willbros International, Inc. and Willbros USA, Inc.

At the beginning of 2004, 100 percent ownership of the Willbros RPI, Inc. and Willbros Mt. West, Inc. subsidiaries was transferred to Willbros USA, Inc. Willbros USA, Inc. now owns all US subsidiaries of Willbros Group, Inc.

All significant operations in North America are carried out by material direct or indirect subsidiaries of Willbros Group, Inc. Such material subsidiaries include:

➢	Willbros RPI, Inc.;

➢	Willbros Construction Services (Canada) L.P.;

➢	Willbros Engineers, Inc.;

➢	Willbros Project Services, Inc.;

➢	Willbros Midwest Pipeline Construction (Canada) L.P.;

➢	Willbros Midstream Services LLC; and

➢	Willbros Government Services, Inc.

All other significant operations are carried out by material direct or indirect subsidiaries of Willbros International, Inc., which is also a Panamanian corporation. Such material subsidiaries included in 2006:

➢	Willbros Middle East, Inc.; and

➢	The Oman Construction Company LLC.

In October 2006, we sold the Venezuela businesses, which included Constructora CAMSA, C.A.

In February 2007, we sold our interests in Nigeria, which included:

➢	Willbros West Africa, Inc.;

➢	Willbros (Nigeria) Limited; and

➢	Willbros (Offshore) Nigeria Limited.

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The Willbros corporate structure is designed to comply with jurisdictional and registration requirements associated with work bid and performed and to reduce worldwide taxation of operating income. Additional subsidiaries may be formed in specific work countries where necessary or useful for compliance with local laws or tax objectives. Administrative services are provided by Willbros USA, Inc., whose administrative headquarters are located at 4400 Post Oak Parkway, Suite 1000, Houston, Texas 77027, telephone number (713) 403-8000.

CURRENT MARKET CONDITIONS

We believe our existing end markets are in the midst of a prolonged period of significant growth. A February 2007 Oil & Gas Journal survey indicates approximately 67,000 miles of new pipeline are proposed to be placed in service globally over the next decade, with North America representing the largest opportunity with over 26,000 miles of planned pipeline construction. Based on data from Douglas-Westwood, an industry consultant, this infrastructure build-out is estimated to require expenditures of approximately $180 billion globally with approximately $43 billion of that amount to be dedicated to North America over the period from 2008 to 2012. We believe that the North American energy infrastructure market is poised for a multi-year expansion, driven by the need to replace and upgrade an aging infrastructure as well as develop additional infrastructure to bring energy from new sources to market. The rapid development of new energy supplies in the Canadian oil sands and new basins in the United States, such as the Rocky Mountains, the Barnett Shale and the Fayetteville Shale, requires transportation resources not addressed by existing infrastructure. For example, according to the National Energy Board (Canada), capital expenditures on new bitumen production and processing facilities are expected to exceed Cdn$100 billion through 2015. We believe these strong industry fundamentals will contribute to continued strong demand for our services in the future as synthetic crude oil production levels are expected to triple over the same time frame. This processing capacity expansion will in turn require significant investment in energy transportation infrastructure.

As of October 14, 2007, we have identified over $12.4 billion in qualified prospects in North America and other select international locations, including $3.0 billion of projects for which we either have bids pending or in preparation. We are currently deploying the majority of our resources to North America due to the significant opportunity and favorable risk-adjusted return profile of this region. In July 2007, we acquired Midwest Management (1987) Ltd. (“Midwest”), expanding our existing capabilities in the attractive Canadian market with cross-country pipeline construction services. In addition, we also expect that the international markets will continue to offer attractive opportunities as new energy infrastructure developments are contemplated in North Africa (Algeria and Libya) and the Middle East (Oman, Saudi Arabia and the United Arab Emirates). We have a successful history of operating in these regions, which we believe represent favorable markets to pursue due to their growth prospects and relative stability. We believe we are also well-positioned to take advantage of additional international opportunities when they present a compelling risk-adjusted return comparable to that of the North American market.

Given our strong reputation in the industry and favorable competitive environment, we have been successful in driving significant backlog growth primarily consisting of negotiated contracts, which typically carry more favorable terms compared to competitively bid contracts. We have booked a near record backlog in North America, which we believe is currently one of the most attractive markets in the world for our services. As of September 30, 2007, our backlog for continuing operations of $1.1 billion represented an increase of 82.5 percent as compared to December 31, 2006. We have also successfully re-balanced our contract portfolio during the first nine months of 2007 to lower-risk cost-reimbursable work, which represents 75 percent of backlog at September 30, 2007 versus 45 percent at December 31, 2006. New orders taken, net of cancellations, in the first nine months of 2007 of

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$1.1 billion represented an increase of 27 percent over the prior year period, and include significant construction projects such as the SouthEast Supply Header project for Spectra Energy, the Mid-Continent Express Project for Kinder Morgan and the Ft. McMurray Area pipeline project for TransCanada, the first major pipeline construction contract awarded to our Midwest business since it was acquired in July 2007.

With the sale of our Nigerian business in February 2007, we exited all international markets with a significantly elevated risk profile. In doing so, we redeployed approximately $40.0 million of the sale proceeds to focus on the more attractive market in North America. Our ongoing discussions with potential customers regarding pipeline and station construction projects in North America and recent contract awards, coupled with the increase in engineering engagements, reinforce our belief that our ability to obtain improved terms and conditions and better pricing will continue throughout the next several years.

Partially offsetting these positive factors is the potential for political and social unrest in some countries of interest to us and the movement toward more populist programs, which have the effect of diminishing access to capital for projects. We view these markets as having limited opportunities in the near term.

Price escalations for equipment, labor, fuel and permanent materials, and shortages of qualified technical and field personnel required to complete many proposed projects may impact project economics and schedules, resulting in delays and possible cancellation of some proposed projects.

OUR BUSINESS STRATEGY

Our strategy is to increase stockholder value by leveraging our competitive strengths to take advantage of the current opportunities in the global energy infrastructure market and position ourselves for sustained long-term growth. Core tenets of our strategy include:

Focus on managing risk.  Led by our new management team, we have implemented a core set of business conduct, practices and policies which have fundamentally improved our risk profile. We have implemented our risk management policy by exiting higher risk countries, increasing our activity levels in lower risk countries, diversifying our service offerings and end markets, practicing rigorous financial management and limiting contract execution risk. Risk management is emphasized throughout all levels of the organization and covers all aspects of a project from strategic planning and bidding to contract management and financial reporting. We have implemented stricter controls and enhanced risk assessment and believe these processes will enable us to more effectively evaluate, structure and execute future projects, thereby increasing our profitability and reducing our execution risk.

➢	Focus resources in markets with the highest risk-adjusted return. North America currently offers us the highest risk-adjusted returns and the majority of our resources are focused on this region. However, we continue to seek international opportunities which can provide superior risk-adjusted returns and believe our extensive international experience is a competitive advantage. We believe that markets in North Africa and the Middle East, where we also have substantial experience may offer attractive opportunities for us in the future given mid- and long-term industry trends.

➢	Maintain a conservative contract portfolio. Our current contract portfolio is composed of 75 percent cost-reimbursable work which provides for a more equitable allocation of risk between us and our customers. While strong current market conditions have been beneficial in transitioning our backlog away from higher-risk, fixed-price contracts, we intend to maintain a balanced risk-to-reward portfolio.

➢	Ethical business practices. We demand that all of our employees and representatives conduct our business in accordance with the highest ethical standards—in compliance with applicable laws, rules

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and regulations, with honesty and integrity, and in a manner which demonstrates respect for others. The Willbros tradition of “doing the right thing” and abiding by the rule of law is reflected in our longstanding “Code of Business Conduct and Ethics.”

Leverage core service expertise into additional full EPC contracts.  Our core expertise and service offerings allow us to provide our customers with a single source EPC solution which creates greater efficiencies to the benefit of both our customers and our company. In performing integrated EPC contracts, we establish ourselves as overall project managers from the earliest stages of project inception and are therefore better able to efficiently determine the design, permitting, procurement and construction sequence for a project in connection with making engineering decisions. Our customers benefit from a more seamless execution, while for us, these contracts often yield higher profit margins on the engineering and construction components of the contract compared to stand-alone contracts for similar services. Additionally, this contract structure allows us to deploy our resources more efficiently and capture both the engineering and construction components of these projects.

Leverage core capabilities and industry reputation into a broader service offering.  We believe our market is characterized by increasingly larger projects and a constrained resource base. Potential customers are invoking buying criteria other than price, such as safety performance, schedule certainty and specialty expertise. Our established platform and track record strongly position us to capitalize on this trend by leveraging our expertise into a broader range of related service offerings. While we currently provide a number of discrete services to both our core and other end-markets, we believe additional opportunities exist to expand our core capabilities through both acquisitions and internal growth initiatives. We strive to leverage our project management, engineering and construction skills to establish additional service offerings, such as instrumentation and electrical services, turbo-machinery services, environmental services and pipeline system integrity services. We expect this approach to enable us to attract more critical service resources in a tight market for both qualified personnel and critical equipment resources, establishing us as one of the few contractors able to do so.

Establish and maintain financial flexibility.  Increasingly larger projects and the complex interaction of multiple projects simultaneously underway require us to have the financial flexibility to meet material, equipment and personnel needs to support our project commitments. We intend to use our credit facility for performance letters of credit, financial letters of credit and cash borrowings. Following the successful completion of this transaction, we will focus on maintaining a strong balance sheet to enable us to achieve the best terms and conditions for our credit facilities and bonding capacities. Our continued emphasis is on the maintenance of a strong balance sheet to maximize flexibility and liquidity for the development and growth of our business. We also employ rigorous cash management processes to ensure the continued improvement of cash management, including processes focused on improving contract terms as they relate to project cash flows.

WILLBROS BACKGROUND

We are the successor to the pipeline construction business of Williams Brothers Company, which was started in 1908 by Miller and David Williams. In 1949, the business was reconstituted and acquired by the next generation of the Williams family. The resulting enterprise eventually became The Williams Companies, Inc., a major US energy and interstate natural gas and petroleum products transportation company (“Williams”).

In 1975, Williams elected to discontinue its pipeline construction activities and, in December 1975, sold substantially all of the non-US assets and international entities comprising its pipeline construction division to a newly formed, independently owned Panama corporation. The new company (eventually renamed Willbros Group, Inc.) implemented a new management structure and commenced a new era in the Company’s history. In 1979, Willbros Group, Inc. retired its debt incurred in the acquisition by

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selling a 60 percent equity interest to Heerema Holding Construction, Inc. (“Heerema”). In 1986, Heerema acquired the balance of Willbros Group, Inc., which then operated as a wholly-owned subsidiary of Heerema until April 1992.

In April 1992, Heerema sold Willbros Group, Inc. to a corporation formed on December 31, 1991 in the Republic of Panama by members of Willbros Group, Inc.’s management at the time, certain other investors, and Heerema. Subsequently, the original Willbros Group, Inc. was dissolved into the acquiring corporation which was renamed “Willbros Group, Inc.” In August 1996, we completed an initial public offering of common stock in which Heerema sold all of its shares of common stock; and in October 1997, we completed a secondary offering in which the other investors sold substantially all of their shares of common stock. In May 2002, we completed a third public offering of common stock, which was used to repay debt and to provide cash for general corporate purposes. In October 2006, we completed a private placement of common stock to raise additional capital to fund rapidly growing operations in North America and to be used for general corporate purposes.

Willbros milestones

The following are selected milestones which we have achieved:

1908	Williams Brothers began family business.
1915	Began pipeline work in the United States.
1923	First project outside the United States performed in Canada.
1939	Began pipeline work in Venezuela, first project outside North America.
1942-44	Served as principal contractor on the “Big Inch” and “Little Big Inch” War Emergency Pipelines in the United States which delivered Gulf Coast crude oil to the Eastern Seaboard.
1947-48	Built the 370-mile (600-kilometer) Camiri to Sucre and Cochabamba crude oil pipeline in Bolivia.
1951	Completed the 400-mile (645-kilometer) western segment of the Trans-Arabian Pipeline System in Jordan, Syria and Lebanon.
1954-55	Built Alaska’s first major pipeline system, consisting of 625 miles (1,000 kilometers) of petroleum products pipeline, housing, communications, two tank farms, five pump stations, and marine dock and loading facilities.
1956-57	Led a joint venture which constructed the 335-mile (535-kilometer) southern section of the Trans-Iranian Pipeline, a products pipeline system extending from Abadan to Tehran.
1958	Constructed pipelines and related facilities for the world’s largest oil export terminal at Kharg Island, Iran.
1960	Built the first major liquefied petroleum gas pipeline system, the 2,175-mile (3,480-kilometer) Mid-America Pipeline in the United States, including six delivery terminals, two operating terminals, 13 pump stations, communications and cavern storage.
1962	Began operations in Nigeria with the commencement of construction of the TransNiger Pipeline, a 170-mile (275-kilometer) crude oil pipeline.
1964-65	Built the 390-mile (625-kilometer) Santa Cruz to Sica Sica crude oil pipeline in Bolivia. The highest altitude reached by this line is 14,760 feet (4,500 meters) above sea level, which management believes is higher than the altitude of any other pipeline in the world.
1965	Began operations in Oman with the commencement of construction of the 175-mile (280-kilometer) Fahud to Muscat crude oil pipeline system.

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1967-68	Built the 190-mile (310-kilometer) Orito to Tumaco crude oil pipeline in Colombia, one of five Willbros crossings of the Andes Mountains, a project notable for the use of helicopters in high-altitude construction.
1969	Completed a gas gathering system and 105 miles (170 kilometers) of 42-inch trunkline for the Iranian Gas Trunkline Project (IGAT) in Iran to supply gas to the USSR.
1970-72	Built the Trans-Ecuadorian Pipeline, crossing the Andes Mountains, consisting of 315 miles (505 kilometers) of 20-inch and 26-inch pipeline, seven pump stations, four pressure-reducing stations and six storage tanks. Considered the most logistically difficult pipeline project ever completed at the time.
1974-76	Led a joint venture which built the northernmost 225 miles (365 kilometers) of the Trans Alaska Pipeline System.
1974-76	Led a joint venture which constructed 290 miles (465 kilometers) of pipeline and two pump stations in the difficult to access western Amazon basin of Peru; another logistics challenge which required lightering from shipping on the Amazon River.
1974-79	Designed and engineered the 500-mile (795-kilometer) Sarakhs-Neka gas transmission line in northeastern Iran.
1982-83	Built the Cortez carbon dioxide pipeline system in the southwestern United States, consisting of 505 miles (815 kilometers) of 30-inch pipeline.
1984-86	Constructed, through a joint venture, the All-American Pipeline System, a 1,240-mile (1,995-kilometer), 30-inch heated pipeline, including 23 pump stations, in the United States.
1984-95	Developed and furnished a rapid deployment fuel pipeline distribution and storage system for the U.S. Army which was used extensively and successfully in Saudi Arabia during Operation Desert Shield/Desert Storm in 1990/1991, in Somalia during 1993 and in Iraq in 2003.
1985-86	Built a 185-mile (300-kilometer), 24-inch crude oil pipeline from Ayacucho to Covenas in Colombia, another Andean challenge.
1987	Rebuilt 25 miles (40 kilometers) of the Trans-Ecuadorian crude oil pipeline, mobilizing to Ecuador in two weeks and completing work within six months after major portions were destroyed by an earthquake.
1988-92	Performed project management, engineering, procurement and field support services to expand the Great Lakes Gas Transmission System in the northern United States. The expansion involved modifications to 13 compressor stations and the addition of 660 miles (1,060 kilometers) of 36-inch pipeline in 50 separate loops.
1989-92	Provided pipeline engineering and field support services for the Kern River Gas Transmission System, a 36-inch pipeline project extending over 685 miles (1,100 kilometers) of desert and mountains from Wyoming to California.
1992-93	Rebuilt oil field gathering systems in Kuwait as part of the post-war reconstruction effort.
1996	Listed shares upon completion of an initial public offering of common stock on the New York Stock Exchange under the symbol “WG.”
1996-97	Achieved ISO Certification for seven operating companies.
1996-98	Performed an EPC contract with Asamera (Overseas) Limited to design and construct pipelines, flowlines and related facilities for the Corridor Block Gas Project located in southern Sumatra, Indonesia.
1997-98	Carried out a contract for the construction of 120 miles (200 kilometers) each of 36-inch and 20-inch pipelines in the Zuata Region of the Orinoco Belt in Venezuela.

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1997-98	Completed an EPC contract for El Paso Natural Gas Company and Gasoductos de Chihuahua, a joint venture between El Paso and PEMEX, to construct a 45-mile (75-kilometer) gas pipeline system in Texas and Mexico.
1999-00	Carried out a contract through a joint venture to construct a 492-mile (792-kilometer), 18-inch gas pipeline in Australia.
2000	Acquired Rogers & Phillips, Inc., a United States pipeline construction company.
2000	Relocated the Willbros USA, Inc. administrative offices from Tulsa, Oklahoma to Houston, Texas.
2001	Acquired MSI Energy Services Inc., an Alberta, Canada based contractor working in the oil sands area, and established a presence in Canada.
2001	Ended year with record backlog of $407.6 million.
2002	Acquired the Mt. West Group to enhance presence in the western United States and to improve our service capabilities worldwide.
2002	Completed engineering and project management of the Gulfstream project, a $1.6 billion natural gas pipeline system from Mobile, Alabama crossing the Gulf of Mexico and serving markets in central and southern Florida.
2002	Elected Michael F. Curran CEO, succeeding Larry J. Bump, who retired after 22 years as CEO.
2002	Completed the Centennial Pipeline Project: FERC application support, engineering, procurement, construction and construction management of new-build and conversion to refined products service of a natural gas system from Gulf Coast to mid-western United States, 797 miles (1,275 kilometers) of 24-inch and 26-inch pipelines and facilities.
2003	Completed work on the Explorer Pipeline Mainline expansion project, adding 12 new pump stations and additional storage to this products pipeline from the Gulf Coast to central Illinois.
2003	Completed an EPC contract for the 665-mile (1,070-kilometer), 30-inch crude oil Chad—Cameroon Pipeline Project, through a joint venture with another international contractor.
2003	Completed construction of the GASYRG natural gas pipeline in Bolivia, 144 miles (230 kilometers) of 32-inch pipeline from the San Alberto gas field to connect with export facilities to Brazil.
2004	Completed construction and began commercial operation of the Opal Gas Plant with nominal capacity of 350 million standard cubic feet per day.
2004	Awarded the contract for the onshore portions of the West Africa Gas Pipeline project, to transport natural gas from Nigeria to end users in Ghana, Togo and Benin.
2004	Completed pipeline rehabilitation and replacement project in Iraq.
2006	Expanded activities in Canada to include maintenance, small capital construction and modular fabrication for oil sands developments.
2006	Awarded the R1-R2 pump house construction contract for CNRL Horizon project, first $50 million plus contract in Canada.
2006	Placed Nigeria interests up for sale and reclassified them as “discontinued.”
2006	Ended year with record North American backlog of $565.4 million.
2006	Elected Robert R. Harl CEO, succeeding Michael F. Curran.
2007	Completed sale of Nigerian interests in February 2007.

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2007	Acquired Midwest Pipeline Construction in Canada, establishing cross-country pipeline capability in Canadian market.
2007	Agreed to acquire InServ for $225 million.

BUSINESS SEGMENTS

In 2007, we restructured our business into three operating segments: Engineering, Construction and EPC. All periods presented reflect this change in segments.

Our segments are strategic business units that are managed separately as each has different operational requirements and marketing strategies. The Engineering segment consists of all professional project management, engineering and design services. The Construction segment consists of all construction, fabrication and specialty services provided worldwide and the EPC segment consists of those services performed under a project structure which includes project management, engineering, procurement and construction services under a single contract. Our corporate operations include the general and administrative and financing functions of the organization. The costs of these functions are allocated between the three operating segments. Our corporate operations also include various other assets some of which are allocated between the three operating segments. Inter-segment revenue and revenue between geographic areas are not material.

SERVICES PROVIDED

We provide engineering, construction, and EPC services, including development activities. We also have experience in the operation of the types of facilities we design and build. We may make equity investments in some projects to enhance our competitive position for the work assignments associated with the project. In other instances, our experience enables us to understand and manage project completion risk and in these cases we may elect to develop and own a complete facility which will provide attractive internal rates of return over an extended period of time.

Our continuing operations contract revenue for 2006 and 2005 for the Engineering, Construction and EPC operating segments are shown in the following table:

	Year ended December 31,
	(in thousands)
				%
	2005	2006	Increase	change

Construction	$214,020	$421,270	$207,250	96.8%
Engineering	43,194	75,833	32,639	75.6%
EPC	37,265	46,156	8,891	23.9%

Total contract revenue	$294,479	$543,259	$248,780	84.5%

Engineering services

We provide project management, engineering, and material procurement services to the oil, gas and power industries and government agencies. We specialize in providing engineering services to assist clients in constructing or expanding pipeline systems, compressor stations, pump stations, fuel storage facilities, and field gathering and production facilities. Over the years, we have developed expertise in addressing the unique engineering challenges involved with pipeline systems and associated facilities.

To complement our engineering services, we also provide a full range of field services, including:

➢	surveying;

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➢	right-of-way acquisition;

➢	material receiving and control;

➢	construction inspection;

➢	facilities startup assistance; and

➢	facilities operations.

These services are furnished to a number of oil, gas, power and government clients on a stand-alone basis and are also provided as part of EPC contracts undertaken by us.

Prior to awarding a project to us, our customers closely evaluate our experience and capabilities with respect to the project requirements. Some of those requirements involve:

Climatic constraints

In the design of pipelines and associated facilities to be installed in harsh environments, special provisions for metallurgy of materials and foundation design must be addressed. We are experienced in designing pipelines for arctic conditions (where permafrost and extremely low temperatures are prevalent), desert conditions, mountainous terrain, swamps and offshore.

Environmental impact of river crossings/wetlands

We have considerable capability in designing pipeline crossings of rivers, streams and wetlands in such a way as to minimize environmental impact. We possess expertise to determine the optimal crossing techniques, such as open cut, directionally-drilled or overhead, and to develop site-specific construction methods to minimize bank erosion, sedimentation and other environmental impacts.

Seismic design and stress analysis

Our engineers are experienced in seismic design of pipeline crossings of active faults and areas where liquefaction or slope instability may occur due to seismic events. Our engineers also carry out specialized stress analyses of piping systems that are subjected to expansion and contraction due to temperature changes, as well as loads from equipment and other sources.

Hazardous materials

Special care must be taken in the design of pipeline systems transporting sour gas. Sour gas not only presents challenges regarding personnel safety since hydrogen sulfide leaks can be extremely hazardous, but also requires that material be specified to withstand highly corrosive conditions. Our engineers have extensive natural gas experience which includes design of sour gas systems.

Hydraulics analysis for fluid flow in piping systems

We employ engineers with the specialized knowledge necessary to address properly the effects of both steady state and transient flow conditions for a wide variety of fluids transported by pipelines, including natural gas, crude oil, refined petroleum products, natural gas liquids, carbon dioxide and water. This expertise is important in optimizing the capital costs of pipeline projects where pipe material costs typically represent a significant portion of total project capital costs.

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We have developed significant expertise with respect to each of the following:

Natural gas transmission systems

The expansion of the natural gas transportation network in the United States in recent years has been a major contributor to our engineering business. We believe we have established a strong position as a leading supplier of project management and engineering services to natural gas pipeline transmission companies in the United States. Since 1988, we have provided engineering services for over 20 major natural gas projects in the United States, including the Gulfstream Natural Gas System project, completed in 2002, and the Guardian Pipeline Project, both Phase I, completed in 2004 and Phase II currently underway.

Liquids pipelines and storage facility design

We have engineered a number of crude oil and refined petroleum products systems throughout the world, and have become recognized for our expertise in the engineering of systems for the storage and transportation of petroleum products and crude oil. In 2001, we provided engineering and field services for conversion of a natural gas system in the mid-western United States, involving over 797 miles (1,275 kilometers) of 24-inch to 26-inch diameter pipeline to serve the upper Midwest with refined petroleum products. In 2003, we completed EPC services for the expansion of another petroleum products pipeline to the Midwest involving 12 new pump stations, modifications to another 13 pump stations and additional storage.

U.S. government services

Since 1981, we have established our position with US government agencies as a leading engineering contractor for jet fuel storage as well as aircraft fueling facilities, having performed the engineering for major projects at eight US military bases including three air bases outside the United States. The award of these projects was based largely on contractor experience and personnel qualifications. Also, in the past eight years we have won five of 10 so-called “Design-Build-Own-Operate-Maintain” projects to provide fueling facilities at military bases in the United States for the US Defense Energy Support Center.

Design of peripheral systems

Our expertise extends to the engineering of a wide range of project peripherals, including various types of support buildings and utility systems, power generation and electrical transmission, communications systems, fire protection, water and sewage treatment, water transmission, roads and railroad sidings.

Material procurement

Because material procurement plays such a critical part in the success of any project, we maintain an experienced staff to carry out material procurement activities. Material procurement services are provided to clients as a complement to the engineering services performed for a project. Material procurement is especially critical to the timely completion of construction on the EPC contracts we undertake. We maintain a computer-based material procurement, tracking and control system, which utilizes software enhanced to meet our specific requirements.

Construction services

We are one of the most experienced contractors serving the oil, gas and power industries. Our construction capabilities include the expertise to construct and replace large-diameter cross-country pipelines; to fabricate engineered structures, process modules and facilities; and to construct oil and gas

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production facilities, pump stations, flow stations, gas compressor stations, gas processing facilities and other related facilities.

Pipeline construction

World demand for pipelines results from the need to move millions of barrels of crude oil and petroleum products and billions of cubic feet of natural gas to refiners, processors and consumers each day. Pipeline construction is capital-intensive, and we own, lease, operate and maintain a fleet of specialized equipment necessary for operations in the pipeline construction business. We focus on large-diameter cross-country pipeline construction activity in areas where we believe our experience gives us a competitive advantage. We believe that, having executed over 200,000 kilometers of hydrocarbon pipelines places us in the top tier of pipeline contractors in the world. Since 2004, we have developed the expertise to employ automatic welding processes in the onshore construction of large-diameter (greater than 30-inch) natural gas pipelines and have constructed over 210 miles of such pipelines using automatic welding processes in the Barnett Shale region of the southwestern United States.

The construction of a cross-country pipeline involves a number of sequential operations along the designated pipeline right-of-way. These operations are virtually the same for all overland pipelines, but personnel and equipment may vary widely depending upon such factors as the time required for completion, general climatic conditions, seasonal weather patterns, the number of road crossings, the number and size of river crossings, terrain considerations, extent of rock formations, density of heavy timber and amount of swamp.

Onshore construction often involves separate crews to perform the following different functions:

➢	clear the right-of-way;

➢	grade the right-of-way;

➢	excavate a trench in which to bury the pipe;

➢	haul pipe to intermediate stockpiles from which stringing trucks carry pipe and place individual lengths (joints) of pipe alongside the ditch;

➢	bend pipe joints to conform to changes of direction and elevation;

➢	clean pipe ends and line up the succeeding joint;

➢	perform various welding operations;

➢	inspect welds non-destructively;

➢	clean pipe and apply anti-corrosion coatings;

➢	lower pipe into the ditch;

➢	backfill the ditch;

➢	bore and install highway and railroad crossings;

➢	drill, excavate or dredge and install pipeline river crossings;

➢	tie in all crossings to the pipeline;

➢	install mainline valve stations;

➢	conduct pressure testing;

➢	install cathodic protection system; and

➢	perform final clean up.

Special equipment and techniques are required to construct pipelines across wetlands and offshore. In the past, we have used swamp pipelaying methods extensively in Nigeria, where a significant portion of

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our construction operations had been carried out in the Niger River Delta. This expertise is applicable in wetland regions elsewhere and can provide a competitive advantage for projects in such venues as south Louisiana, where we expect to see additional work opportunities.

Fabrication

Fabrication services can be a more efficient means of delivering engineered, major process or production equipment with improved schedule certainty and quality. We provide fabrication services and are capable of fabricating such diverse deliverables as process modules, pipeline station headers, flare piles and tips. Our subsidiary Willbros Construction Services (Canada) L.P. (“Willbros Canada”) purchased in 2005 an additional 90,000 square foot fabrication facility in Edmonton, Canada. This facility has expanded Willbros Canada’s fabrication capability to provide process modules to the burgeoning heavy oil market in northern Alberta. Including the new facility in Edmonton, Willbros Canada currently operates three fabrication facilities in Ft. McMurray and Edmonton, Canada.

Station construction

Oil and gas companies require various facilities in the course of producing, processing, storing and moving oil and gas. We are experienced in and capable of constructing facilities such as pump stations, flow stations, gas processing facilities, gas compressor stations and metering stations. We can provide a full range of services for the engineering, design, procurement and construction of processing, pumping, compression, and metering facilities. We are capable of building such facilities onshore, offshore in shallow water or in swamp locations. The construction of station facilities, while not as capital-intensive as pipeline construction, is generally characterized by complex logistics and scheduling, particularly on projects in locations where seasonal weather patterns limit construction options, and in countries where the importation process is difficult. Our capabilities have been enhanced by our experience in dealing with such challenges in numerous countries around the world.

Facilities development and operations

Our workforce has significant experience in the operation of the types of facilities we design and build. In some instances, we make equity investments in projects to enhance our competitive position for the work assignments associated with the project. In other instances, our experience enables us to understand and manage project completion risk, and in these cases we may elect to develop and own a complete facility which will provide attractive internal rates of return over an extended period of time.

Opal gas plant.  We designed, built and owned a turbo-expander plant which processes gas produced from the Pinedale anticline. The TXP-4 Plant is located near Opal, Wyoming in southwestern Wyoming and is designed to process volumes in excess of 350 million standard cubic feet per day of natural gas, producing 7,000 to 11,000 barrels per day of natural gas liquids at various operating conditions. The TXP-4 Plant began commercial natural gas processing activity in the first quarter of 2004. We sold this facility in January 2006 to Williams Field Services Company, the owner and operator of the major Opal Plant facilities.

US Defense Energy Support Center.  Since 1998, we have constructed five fueling facilities for the US Defense Energy Support Center. Currently, we own and operate two fueling facilities at Ft. Bragg, North Carolina, which were constructed by us in 1998 and a similar facility completed in 2000 at Twenty-nine Palms Marine Corps Base in California. In 2001, we were awarded contracts for similar facilities at Ft. Stewart, Georgia and Ft. Gordon, Georgia; these facilities were completed and operational in 2002. In 2005, we were awarded a contract for another such facility at Ft. Campbell, Kentucky.

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Water injection facility.  In 1998, through our Venezuelan subsidiary, we took a 10 percent equity interest in a joint venture which was awarded a 16-year contract to operate, maintain and refurbish water injection facilities on Lake Maracaibo in Venezuela. This interest was sold in 2006.

EPC services

Increased control over all aspects of a project increases efficiencies for us, often allowing us to generate higher margins in the engineering and construction portions of the contract compared to stand-alone contracts for similar services and to capture incremental revenue and margin opportunities through material procurement. EPC contracts also enable us to optimize the overall project solution and execution for our customers. While EPC contracts carry lower margins for the procurement component, which can be a significant portion of the total contract value, we believe the increased control over all aspects of the project, coupled with higher margins for engineering and construction portions, makes these types of contracts attractive to us. We intend to capitalize on being one of the few pipeline engineering, construction and EPC services companies worldwide with the ability to provide the full range of EPC services in order to capture more of this business.

Specialty services

We utilize the skill sets and resources from our engineering, construction and EPC services to provide a wide range of support and ancillary services related to the construction, operation, repair and rehabilitation of pipelines and other energy infrastructure. Frequently, such services require the utilization of specialized equipment, which is costly and requires operating expertise. Due to the initial equipment cost and operating expertise required, many client companies hire us to perform these services. We own and operate a variety of specialized equipment that is used to support construction projects and to provide a wide range of oilfield services. Specialty services enable us to increase our utilization of equipment and personnel. We provide the following primary types of specialty services:

➢	transport of dry and liquid cargo;

➢	pipe double-jointing;

➢	rig moves; and

➢	maintenance and repair services.

GEOGRAPHIC REGIONS

We are currently deploying the majority of our resources to North America due to the significant opportunity and favorable risk-adjusted return profile of this region. However, we also expect the international market will continue to offer attractive opportunities as new energy infrastructure developments are contemplated in North Africa and the Middle East (specifically Oman, Saudi Arabia and the United Arab Emirates). As a company with a long history operating around the world, we believe we are also well-positioned to take advantage of international opportunities when they present a compelling risk-adjusted return relative to the North American market.

North America

At September 30, 2007, over 90 percent of our contract backlog was for projects in North America. We believe that current market fundamentals indicate that the United States and Canada will continue to be an important market for our services in the next three to five years. Market conditions for the short-term showed improvement in 2006, more improvement in 2007 and are expected to remain strong through 2010 as many of the energy transportation companies improve their financial condition and focus on core businesses. To improve their liquidity, some of our traditional clients sold pipeline assets,

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in some cases, to new industry participants. These new owners are beginning to develop and implement their capital budgets for these newly acquired assets, as they have completed their evaluation of the newly acquired assets and are finalizing their strategies for maximizing the return on their investments in these assets.

Deregulation of the electric power and natural gas pipeline industries in the United States has led to the consolidation and reconfiguration of existing pipeline infrastructure and the establishment of new energy transport systems, which we expect will result in continued demand for our services in the mid-to long-term. The demand for natural gas for industrial and power usage in the United States should increase the demand for additional new natural gas transportation infrastructure. We anticipate that additional supply to satisfy such market demand for natural gas will come from existing and new production in the North Slope of Alaska, the Rocky Mountain region, the Gulf of Mexico, and newly proposed and permitted liquefied natural gas (“LNG”) regasification terminals along the Gulf Coast. Environmental concerns will likely continue to require careful, thorough and specialized professional engineering and planning for all new facilities within the oil, gas and power sectors. Furthermore, the demand for replacement and rehabilitation of pipelines is expected to increase as pipeline systems in the United States approach the end of their design lives and population trends influence overall energy needs.

Prevailing oil and gas prices at higher than historical averages have increased industry interest, investment and development in the oil sands region of northern Alberta, Canada. According to the National Energy Board of Alberta, Canada, capital expenditures on new bitumen production and processing facilities should exceed Cdn$100 billion by the end of 2015, as production levels triple through 2015. New process plant developments offer prospective fabrication and installation work as well as maintenance opportunities, and the anticipated increase in crude oil volumes to be shipped to markets in the United States and Asia has resulted in proposals for several major crude oil export pipelines from this region. The need for additional process fuel for the oil sands also is driving the development of new pipeline infrastructure from the Mackenzie Delta region. Construction, fabrication and maintenance services in Canada are provided primarily through facilities and resources located in Ft. McMurray and Edmonton, Alberta. In early 2005, Willbros Canada purchased a 90,000 square foot fabrication facility in the Edmonton, Alberta area. This facility has expanded Willbros Canada’s fabrication capability to provide process modules to the burgeoning heavy oil market in northern Alberta. In 2006 we were awarded a major construction project in the Ft. McMurray area, valued in excess of $50 million, and we are expanding our experience and capability for such assignments. In 2007, we purchased Midwest, a cross-country pipeline constructor with a 30-year history in Canada; this acquisition expanded our capability in Canada to include mainline pipeline construction in addition to our oil sands maintenance, construction and fabrication capabilities.

We have also provided significant engineering services to US government agencies during the past 24 years, particularly in fuel storage and distribution systems and aircraft fueling facilities.

Africa and the Middle East

We continue to believe that increased exploration and production activity in the Middle East will be the primary factor influencing the construction of new energy transportation systems in the region. The majority of future transportation projects in the region are expected to be centered around natural gas due to increased regional demand, governments’ recognition of gas as an important asset and an underdeveloped gas transportation infrastructure throughout the region. In April 2003, we were awarded an EPC contract for a natural gas pipeline system in Oman and completed that project in 2004. In October 2003, we were awarded work as a subcontractor to repair damaged pipelines in northern Iraq. This work was completed in late 2004. Projects delayed in the region by uncertainty associated with the hostilities in Iraq are now being tendered and awarded. We believe the Middle East

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in general will present opportunities to provide an increased level of services for the next three to five years.

Our operations in the Middle East date back to 1948. We have worked in most of the countries in the region, with particularly heavy involvement in Kuwait, Oman and Saudi Arabia. Currently, we have ongoing operations in Oman, where we have been active continuously for more than 40 years. We maintain a fully staffed facility in Oman with equipment repair facilities and spare parts on site and offer construction expertise, repair and maintenance services, engineering support, oil field transport services, materials procurement and a variety of related services to our clients. In 2004, we were awarded a new five-year contract by Oman LNG for general maintenance services. We believe our presence in Oman and our experience there and in other Middle Eastern countries will enable us to successfully win and perform projects in this region. We have evaluated the opportunities in the Middle East and determined that we should focus our efforts on continued development of our operations in Oman and the extension of that expertise and capability into the markets in the United Arab Emirates and Saudi Arabia, where we have a joint venture relationship with the foremost provider of services to Saudi Aramco.

Africa has been an important strategic market for us and may remain so despite our decision to exit Nigeria in 2006. There are large, potentially exploitable reserves of natural gas in North Africa. Depending upon the world market for natural gas and the availability of financing, the amount of potential new work could be substantial. Currently, we are monitoring or bidding on major work prospects in Algeria and Libya.

Over the past 50 years, we have completed major projects in a number of African countries including Algeria, Cameroon, Chad, Egypt, Gabon, Ivory Coast, Libya, Morocco and Nigeria. We have management staff in our organization and engineers, managers and craftsmen with extensive international and African experience, who are capable of providing engineering, construction and EPC expertise, fabrication services and repair and maintenance services. Project opportunities in countries where we do not currently have a presence are addressed by project teams configured and based in the most advantageous location for the project at hand.

Other regions

We first provided project work in South America in 1939, where our accomplishments include the construction of five major pipeline crossings of the Andes Mountains and the world altitude record for constructing a pipeline. Most recently, we completed, in an alliance with another international contractor, a 144-mile (230-kilometer) 32-inch natural gas pipeline in Bolivia for the Transierra consortium. This project was completed in the first half of 2003, and resolution and settlement of contract variations was finalized in 2004.

The medium to long-term market outlook has not changed, but in the short-term, the markets in Bolivia, Ecuador and Venezuela have been disrupted by a populist political agenda and its emphasis on state control of natural resources and energy projects. The political situations in Bolivia, Ecuador and Venezuela remain uncertain and projects in these countries continue to be delayed. Because the governments of these countries continue to pursue an agenda which includes nationalization and/or renegotiation of contracts with foreign investors, we view these markets as having limited opportunities in the near term.

In 2006 we sold our business interests in Venezuela and our 10 percent interest in a joint venture there.

We also have experience in Southeast Asia and have performed work in Russia. We do not currently believe these markets are attractive, but continue to monitor them.

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BACKLOG

In our industry, backlog is considered an indicator of potential future performance because it represents a portion of the future revenue stream. Our strategy is not focused solely on backlog additions but, rather, on capturing quality backlog with margins commensurate with the risks associated with a given project.

Backlog consists of anticipated revenue from the uncompleted portions of existing contracts and contracts whose award is reasonably assured. At September 30, 2007, backlog from continuing operations was $1.1 billion compared to $602.3 million on a comparable basis at December 31, 2006. We believe the backlog figures are firm, subject only to the cancellation and modification provisions contained in various contracts. Historically, a substantial amount of our revenue in a given year has not been in our backlog at the beginning of that year. At the end of 2006, we believe we had an extraordinary amount of work for 2007 already under contract and our backlog has risen significantly throughout 2007. Additionally, due to the short duration of many jobs, revenue associated with jobs awarded and performed within a reporting period will not be reflected in quarterly backlog reports. We expect the amount of such revenue to be less than in previous years due to the high expected utilization rate for our resources in 2007 and 2008. We generate revenue from numerous sources, including contracts of long or short duration entered into during a year as well as from various contractual processes, including change orders, extra work, variations in the scope of work and the effect of escalation or currency fluctuation formulas. These revenue sources are not added to backlog until realization is assured.

The following table shows our backlog by operating segment and geographic region as of December 31, 2005 and 2006 and September 30, 2007:

	December 31, 2005		December 31, 2006		September 30, 2007
	Amount	%	Amount	%	Amount	%

Backlog
Construction	$233,085	97.0%	$320,461	53.2%	$883,365	80.4%
Engineering	90	0.0%	92,956	15.4%	89,527	8.1%
EPC	7,198	3.0%	188,855	31.4%	125,992	11.5%

Total continuing operations	240,373	100.0%	602,272	100.0%	1,098,884	100.0%
Discontinued operations	575,982		406,780		—

Total backlog	$816,355		$1,009,052		$1,098,884

COMPETITION

We operate in a highly competitive environment. We compete against government-owned or supported companies and other companies that have financial and other resources substantially in excess of those available to us. In certain markets, we compete against national and regional firms against which we may not be price competitive.

In the United States, our primary construction competitors on a national basis include Associated Pipeline Contractors, Gregory & Cook, H. C. Price, Sheehan Pipeline Construction, U.S. Pipeline and Welded Construction. In addition, there are a number of regional competitors, such as Sunland, Dyess, Flint, and Jomax. In Canada, we compete with firms such as OJ Pipelines, North American Energy, Waschuk, R. B. Somerville and Bannister for cross-country pipeline construction contracts. In the Canadian oil sands, competitors include: Bantrel, Flint Energy Services, Fluor, Ledcor, KBR and SNC Lavalin.

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Primary competitors for our engineering services include:

➢	Alliance Engineering;

➢	Bechtel;

➢	Worley Parsons;

➢	Fluor;

➢	Gulf Interstate;

➢	Jacobs Engineering;

➢	KBR;

➢	Mustang Engineering;

➢	Paragon Engineering;

➢	Snamprogetti;

➢	Technip;

➢	Trigon EPC; and

➢	Universal Ensco.

Our primary competitors for international onshore construction projects in developing countries include Technip (France), CCC (Lebanon), Saipem (Italy), Spie-Capag (France), Techint (Argentina), Bechtel (U.S.), Stroytransgaz (Russia), Tekfen (Turkey), and Nacap (Netherlands). We believe that we are one of the few companies among our competitors possessing the ability to carry out large projects in developing countries on a turnkey basis (engineering, procurement and construction), without subcontracting major elements of the work. As a result, we may be more cost effective than our competitors in certain instances or offer a superior value proposition.

We have different competitors in different service markets. In Oman, competitors in oil field transport services include Desert Line, Al Ahram, Hamdam and TruckOman, all Omani companies; and in the construction and installation of flowlines and mechanical services, we compete with Taylor Woodrow Towell (UK), CCC (Lebanon), Dodsal (India), Saipem (Italy), Desert Line (Oman) and Galfar (Oman).

JOINT VENTURES

From time to time in the ordinary course of our business, we enter into joint venture agreements with other contractors for the performance of specific projects. Typically, we seek one or more joint venture partners when a project requires local content, equipment, manpower or other resources beyond those we have available to complete work in a timely and efficient manner or when we wish to share risk on a particularly large project. Our joint venture agreements identify the work to be performed by each party, the procedures for managing the joint venture work, the manner in which profits and losses will be shared by the parties, the equipment, personnel or other assets that each party will make available to the joint venture and the means by which any disputes will be resolved.

CONTRACT PROVISIONS AND SUBCONTRACTING

Most of our revenue is derived from engineering, construction and EPC contracts. The majority of our contracts fall into the following basic categories:

➢	firm fixed-price or lump sum fixed-price contracts, providing for a single price for the total amount of work or for a number of fixed lump sums for the various work elements comprising the total price;

➢	unit-price contracts, which specify a price for each unit of work performed;

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➢	time and materials contracts, under which personnel and equipment are provided under an agreed schedule of daily rates with other direct costs being reimbursable;

➢	cost plus fixed fee contracts, common with US government entities and agencies under which income is earned solely from the fee received. Cost-plus-fixed fee contracts are often used for material procurement services; and

➢	a combination of the above (such as lump sums for certain items and unit rates for others).

Changes in scope of work are subject to change orders to be agreed to by both parties. Change orders not agreed to in either scope or price result in claims to be resolved in a dispute resolution process. These changes and claims can affect our contract revenue either positively or negatively.

We usually obtain contracts through competitive bidding or through negotiations with long-standing clients. We are typically invited to bid on projects undertaken by our clients who maintain approved bidder lists. Bidders are pre-qualified by virtue of their prior performance for such clients, as well as their experience, reputation for quality, safety record, financial strength and bonding capacity.

In evaluating bid opportunities, we consider such factors as the client, the geographic location, the difficulty of the work, our current and projected workload, the likelihood of additional work, the project’s cost and profitability estimates, and our competitive advantage relative to other likely bidders. With respect to projects in developing countries, we give careful thought and consideration to the political and financial stability of the country or region where the work is to be performed. The bid estimate forms the basis of a project budget against which performance is tracked through a project control system, enabling management to monitor projects effectively.

All US government contracts and many of our other contracts provide for termination of the contract for the convenience of the client. In addition, some contracts are subject to certain completion schedule requirements that require us to pay liquidated damages in the event schedules are not met as the result of circumstances within our control.

We act as prime contractor on a majority of the construction projects we undertake. In our capacity as prime contractor and when acting as a subcontractor, we perform most of the work on our projects with our own resources and typically subcontract only such specialized activities as hazardous waste removal, non-destructive inspection, tank erection, catering and security. In the construction industry, the prime contractor is normally responsible for the performance of the entire contract, including subcontract work. Thus, when acting as a prime contractor, we are subject to the risk associated with the failure of one or more subcontractors to perform as anticipated.

Although a majority of our backlog is currently composed of cost plus contracts, a substantial portion of our projects are and will continue to be performed on a fixed-price basis. Under a fixed-price contract, we agree on the price that we will receive for the entire project, based upon specific assumptions and project criteria. If our estimates of our own costs to complete the project are below the actual costs that we may incur, our margins will decrease, and we may incur a loss.

The revenue, cost and gross profit realized on a fixed-price contract will often vary from the estimated amounts because of unforeseen conditions or changes in job conditions and variations in labor and equipment productivity over the term of the contract. If we are unsuccessful in mitigating these risks, we may realize gross profits that are different from those originally estimated and may incur losses on projects. Depending on the size of a project, these variations from estimated contract performance could have a significant effect on our operating results for any quarter or year. In some cases, we are able to recover additional costs and profits from the client through the change order process. In general, turnkey contracts to be performed on a fixed-price basis involve an increased risk of significant variations. This is a result of the long-term nature of these contracts and the inherent difficulties in estimating costs and of the interrelationship of the integrated services to be provided under these

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contracts whereby unanticipated costs or delays in performing part of the contract can have compounding effects by increasing costs of performing other parts of the contract. Our accounting policy related to contract variations and claims requires recognition of all costs as incurred. Revenue from change orders, extra work and variations in the scope of work is recognized when an agreement is reached with the client as to the scope of work and when it is probable that the cost of such work will be recovered in a change in contract price. Profit on change orders, extra work and variations in the scope of work is recognized when realization is assured beyond a reasonable doubt. Also included in contract costs and recognized income not yet billed on uncompleted contracts are amounts we seek or will seek to collect from customers or others for errors or changes in contract specifications or design, contract change orders in dispute or unapproved as to both scope and price, or other customer-related causes of unanticipated additional contract costs (unapproved change orders). These amounts are recorded at their estimated net realizable value when realization is probable and can be reasonably estimated. Unapproved change orders and claims also involve the use of estimates, and it is reasonably possible that revisions to the estimated recoverable amounts of recorded unapproved change orders may be made in the near-term. If we do not successfully resolve these matters, a net expense (recorded as a reduction in revenues), may be required, in addition to amounts that have been previously provided for.

EMPLOYEES

At September 30, 2007, we employed directly a multi-national work force of approximately 4,228 persons, of which approximately 77.2 percent were citizens of the respective countries in which they work. Although the level of activity varies from year to year, we have maintained an average work force of approximately 4,081 over the past five years. The minimum employment during that period has been 3,282 and the maximum was 4,870. At September 30, 2007, approximately 11.5 percent of our employees were covered by collective bargaining agreements. We believe relations with our employees are satisfactory.

The following table sets forth the location of employees by work countries as of September 30, 2007:

	Number of
	employees	Percent

US Construction	1,550	36.7%
US Engineering	492	11.6
US Administration	95	2.3
Canada	643	15.2
Oman	1,448	34.2

Total	4,228	100.0%

EQUIPMENT

We own, lease, and maintain a fleet of generally standardized construction, transportation and support equipment. In 2006 and 2005, expenditures for capital equipment were $12.3 million and $25.1 million, respectively. At September 30, 2007 the net book value of our property, plant and equipment was $120.4 million. For the nine-month period ended September 30, 2007 capital equipment additions (including capital leases) were $45.7 million.

Historically, we have elected to own rather than rent equipment to ensure the required equipment is available as needed. We believe this has resulted in lower equipment costs. We are constantly evaluating the availability of equipment and in the past two years have leased equipment to ensure its availability to support projects. The increasing demand for construction equipment in North America and our improved liquidity have caused us to reevaluate our approach to securing necessary equipment, and we

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currently believe that ownership of certain components of the equipment fleet may be more cost effective. Certain cost reimbursable contracts make it attractive to own rather than lease equipment because we can charge fair market rental rates for owned equipment and ownership costs are less than rental or operating lease costs. We continue to evaluate expected equipment utilization, given anticipated market conditions, and may buy or lease new equipment and dispose of underutilized equipment from time to time. All equipment is subject to scheduled maintenance to maximize fleet readiness. We have maintenance facilities at Azaiba, Oman, Ft. McMurray, Canada and Houston, Texas, as well as temporary site facilities on major jobs to minimize downtime. In 2006, we made the decision to consolidate our equipment yards and equipment maintenance activities in the United States and sold our Channelview facility in 2007.

FACILITIES

In Houston, Texas we own a 10-acre equipment yard and maintenance facility which includes an 8,500 square foot maintenance/warehouse building and an office building totaling approximately 8,200 square feet. Also, in Tulsa, Oklahoma we own a 100,000 square foot office building. In Canada, we own three fabrication facilities, totaling over 110,000 square feet, in Edmonton and Ft. McMurray, Alberta. At September 30, 2007, we leased all other facilities used in our operations, including corporate offices in Panama; administrative, procurement and engineering offices in Houston, Texas, Salt Lake City (Murray), Utah and Kansas City, Missouri; and various office facilities, equipment sites and expatriate housing units in the United States, Canada, and Oman. Rent expense for these facilities was $1.5 million in 2006 and $2.0 million in 2005. In 2007 we sold our Channelview, Texas equipment and maintenance facility and we are expanding the Houston yard and office building.

INSURANCE AND BONDING

Operational risks are analyzed and categorized by our risk management department and are insured through major international insurance brokers under a comprehensive insurance program, which includes commercial insurance policies, consisting of the types and amounts typically carried by companies engaged in the worldwide engineering and construction industry. We maintain worldwide master policies written mostly through highly-rated insurers. These policies cover our property, plant, equipment and cargo against all normally insurable risks, including war risk, political risk and terrorism, in third world countries. Other policies cover our workers and liabilities arising out of our operations. Primary and excess liability insurance limits are consistent with the level of our asset base. Risks of loss or damage to project works and materials are often insured on our behalf by our clients. On other projects, “builders all-risk insurance” is purchased when deemed necessary. Substantially all insurance is purchased and maintained at the corporate level, other than certain basic insurance, which must be purchased in some countries in order to comply with local insurance laws.

The insurance protection we maintain may not be sufficient or effective under all circumstances or against all hazards to which we may be subject. An enforceable claim for which we are not fully insured could have a material adverse effect on our results of operations. In the future, our ability to maintain insurance, which may not be available or at rates we consider reasonable, may be affected by events over which we have no control, such as those that occurred on September 11, 2001.

We often are required to provide surety bonds guaranteeing our performance and/or financial obligations. The amount of bonding available to us depends upon our experience and reputation in the industry, financial condition, backlog and management expertise, among other factors. We also use letters of credit issued under our credit facility in lieu of bonds to satisfy performance and financial guarantees on some projects when required.

Description of new senior credit facility

Concurrent with the closing of the offering contemplated by this prospectus supplement and the accompanying prospectus and the InServ acquisition, our wholly-owned subsidiary, Willbros USA, Inc., intends to replace the existing three year $100.0 million senior secured synthetic credit facility with a new three year senior secured $150.0 million revolving credit facility due 2010 and a four year $100.0 million term loan facility due 2011 (the “2007 Credit Facility”) with a group of banks led by Calyon New York Branch (“Calyon”). We currently have $250.0 million of commitments for the 2007 Credit Facility. Our existing facility is costlier (including a five percent per annum facility fee) than the 2007 Credit Facility and contains numerous conditions which have restricted our financial flexibility. With our improving financial results, we have been able to significantly improve the terms and conditions in our 2007 Credit Facility and we expect that the 2007 Credit Facility will enhance our financial flexibility, reduce our credit expense and provide added financial support to our growth strategy.

Our obligations under the 2007 Credit Facility will be guaranteed by Willbros Group, Inc. and all of its material foreign and domestic subsidiaries and will be secured by a first priority security interest in all existing and future acquired assets of those companies and of Willbros USA, Inc. We will have the option, subject to Calyon’s consent, to increase the size of the revolving credit facility to $200.0 million within the first two years of the closing date of the 2007 Credit Facility. We will be able to utilize 100 percent of the revolving credit facility to issue performance letters of credit and 33.3 percent of the facility for cash advances and financial letters of credit.

We expect that the term loan will be available to backstop the funding requirements from our InServ acquisition and that, while we intend to fund the $202.5 million cash portion of the purchase price for InServ from the net proceeds of the equity offering contemplated by this prospectus supplement, we may borrow under the term loan facility at our option, subject to certain terms and conditions, to consummate the InServ acquisition. We expect that the term loan facility will be made available in a single advance on the closing date of the 2007 Credit Facility and that any unused term loan commitment will be terminated on that date. The receipt of net proceeds of at least $100.0 million from the public offering will be a condition precedent to closing the term loan.

Cash borrowings under the 2007 Credit Facility will bear interest at a floating rate based on the base rate (as defined in the credit agreement) or, at our option, on the one-, two-, three- or six-month Eurodollar rate, plus, in each case, the applicable margin. The applicable margin will vary based on our leverage ratio, as defined in the credit agreement. In addition, we will pay (i) a performance letter of credit fee on the face amount of all outstanding performance letters of credit ranging from 1.5 percent per annum to 3 percent per annum depending on our leverage ratio, (ii) a financial letter of credit fee on the face amount of all outstanding financial letters of credit at the same rate as the rate paid for cash borrowings, (iii) a commitment fee of 0.50 percent per annum on the unused revolving commitment, and (iv) a fronting fee equal to 0.125 percent per annum applied to the face amount of all outstanding letters of credit. We will also pay certain upfront fees, commitment fees and arrangement fees on the closing date of the 2007 Credit Facility.

If the term loan is:

➢	funded in whole or in part on the closing date of the 2007 Credit Facility; or

➢	funded on the closing date of the 2007 Credit Facility and the aggregate amount of the proceeds of this offering is less than $200.0 million and the Company decides not to effect the acquisition,

Calyon will have the right to increase the pricing and fees as necessary to ensure a successful syndication of the 2007 Credit Facility by either increasing the applicable margin or the upfront fees, or a combination of the foregoing.

Description of credit facility

The 2007 Credit Facility will contain customary covenants, including, among other things:

➢	maintenance of a maximum leverage ratio;

➢	maintenance of a minimum fixed charge coverage ratio;

➢	maintenance of a minimum net worth amount;

➢	limitations on capital expenditures triggered by liquidity levels lower than $35 million;

➢	limitations on foreign cash investments;

➢	limitations on total indebtedness;

➢	limitations on certain asset sales and dispositions; and

➢	limitations on certain acquisitions and asset purchases.

The 2007 Credit Facility will include customary events of default, including, among other things, and subject to applicable grace periods, if any:

➢	our failure to make any payment of principal of, or interest on, any loan under the 2007 Credit Facility when due and payable;

➢	breaches of any representations or warranties in any material respect when made;

➢	breaches of certain agreements and covenants, including reporting requirements and negative covenants;

➢	certain acts of bankruptcy, insolvency or dissolution;

➢	a default in payment under other debts of ours;

➢	actual or asserted invalidity of any guarantee or security document or security interest;

➢	any judgment or order for the payment of money in excess of $15 million is rendered against us or any of our operating subsidiaries which remains unsatisfied, excluding the DOJ/SEC settlement; and

➢	certain change of control events.

Management and board of directors

The following table sets forth information regarding our directors and executive officers. Officers are elected annually by, and serve at the discretion of, our Board of Directors.

Name	Age	Position

John T. McNabb, II	63	Director and Chairman of the Board of Directors
Robert R. Harl	56	Director, President, Chief Executive Officer and Chief Operating Officer
John K. Allcorn	45	Executive Vice President
John T. Dalton	56	Senior Vice President and General Counsel
Van A. Welch	52	Senior Vice President and Chief Financial Officer
Michael J. Bayer	60	Director
S. Fred Isaacs	70	Director
Gerald J. Maier	79	Director
Robert L. Sluder	57	Director
James B. Taylor, Jr.	69	Director
S. Miller Williams	56	Director

John T. McNabb, II was elected to the Board of Directors in August 2006. Mr. McNabb is Founder and Chairman of the Board of Directors of Growth Capital Partners, L.P., a merchant banking firm that provides financial advisory services to middle market companies throughout the United States, since 1992. Since 2001, he has served as a Principal of Southwest Mezzanine Investments, the investment affiliate of Growth Capital Partners, L.P. Previously, he was a Managing Director of Bankers Trust New York Corporation and a Board member of BT Southwest, Inc., the southwest U.S. merchant banking affiliate of Bankers Trust, from 1990 to 1992. Mr. McNabb also held positions at The Prudential Insurance Company of America from 1984 to 1990, in positions with Prudential-Bache Securities, The Prudential’s Corporate Finance Group, and Prudential Capital Corporation, a merchant banking affiliate of The Prudential. Mr. McNabb currently serves on the Board of Directors of Hiland Partners, L.P.

Robert R. Harl was elected to the Board of Directors and as President and Chief Operating Officer of Willbros Group, Inc. in January 2006, and as Chief Executive Officer in January 2007 to succeed Michael F. Curran. Mr. Harl has over 30 years’ experience working with Kellogg Brown & Root (“KBR”), a global engineering, construction and services company, and its subsidiaries in a variety of officer capacities, serving as President of several of the KBR business units. Mr. Harl’s experience includes executive management responsibilities for units serving both upstream and downstream oil and gas sectors as well as power, government and infrastructure sectors. He was President and Chief Executive Officer of KBR from March 2001 until July 2004 when he was appointed Chairman, a position he held until January 2005. KBR filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code in December 2003 in order to discharge certain asbestos and silica personal injury claims. The order confirming KBR’s plan of reorganization became final in December 2004, and the plan of reorganization became effective in January 2005. Mr. Harl was engaged as a consultant to Willbros from August 2005 until he became an executive officer and director of Willbros in January 2006.

John K. Allcorn joined Willbros in May 2000 as Senior Vice President of Willbros International, Inc. and was elected Executive Vice President of Willbros Group, Inc. in 2001. Mr. Allcorn was employed at U.S. Pipeline, Inc., a North American pipeline construction company, as Senior Vice President, from July 1997 until joining Willbros in May 2000. He served from 1985 to 1997 at Gregory & Cook, Inc., an international pipeline construction company, in various management capacities, including Vice President, from June 1996 to July 1997. Mr. Allcorn has over 20 years of pipeline industry experience including an established record in operations management, finance and business development.

Management and board of directors

John T. Dalton joined Willbros in November 2002 and was elected Senior Vice President and General Counsel of Willbros Group, Inc. Mr. Dalton has over 28 years of oil and gas industry experience having worked in both the owner and contractor regimes. From 1993 to November 2002, Mr. Dalton served as outside counsel to Willbros advising on contracts. Between 1980 and 1993, Mr. Dalton was employed by Occidental Petroleum Corporation (“Occidental”) where he served as an officer and chief legal counsel to various business units in Occidental’s oil and gas division, both domestically and in Colombia, Pakistan and the United Kingdom. Before entering private practice in 1993, Mr. Dalton’s last position with Occidental was Vice President and General Counsel of Island Creek Corporation in Lexington, Kentucky.

Van A. Welch joined Willbros in 2006 as Senior Vice President, Chief Financial Officer and Treasurer of Willbros Group, Inc. Mr. Welch has over 28 years of experience in project controls, administrative and finance positions with KBR, Inc. (formerly known as Kellogg Brown & Root), a global engineering, construction and services company, and its subsidiaries, serving most recently as Vice President—Finance and Investor Relations and as a member of KBR’s executive leadership team. From 1998 to 2006, Mr. Welch held various other positions with KBR including Vice President, Accounting and Finance of the Engineering and Construction Division, Vice President, Accounting and Finance of Onshore Operations and Senior Vice President of Shared Services. Mr. Welch is a Certified Public Accountant.

Michael J. Bayer was elected to the Board of Directors in December 2006. Mr. Bayer is the President and Chief Executive Officer of Dumbarton Strategies, Washington, D.C. Since 1992, Mr. Bayer has acted as a consultant engaged in enterprise strategic planning and mergers and acquisitions, specializing in the energy and national security sectors. Mr. Bayer is the Chairman of the U.S. Department of Defense’s Business Board, and a member of the Sandia National Laboratory’s National Security Advisory Panel, the U.S. Department of Defense’s Science Board and the Chief of Naval Operations Executive Panel. Mr. Bayer’s previous U.S. Government service included appointments as a member of the U.S. European Command Senior Advisory Group, a member of the Board of Visitors of the United States Military Academy, Chairman of the U.S. Army Science Board, and Chairman of the Air Force Secretary’s Advisory Group. Earlier in his career he was Counsel to a senior Member of the U.S. House of Representatives, Deputy Assistant Secretary at the U.S. Department of Energy, Malcolm Baldrige’s Associate Deputy Secretary of Commerce, Counselor to the United States Synthetic Fuels Corporation, Counselor to President Bush’s Commission on Aviation Security and Terrorism, and the Federal Inspector for the Alaska Natural Gas Transportation System. He has also served on a number of non-partisan task forces to improve the management and efficiency of the Department of Defense. Mr. Bayer currently serves on the Board of Directors of DynCorp International, Inc. and Stratos Global Corp.

S. Fred Isaacs was elected to the Board of Directors in March 2004. Mr. Isaacs has been President of A1 Services, Inc. (formerly SFI Consulting, Inc.), an electrical engineering services company, since March 1997. He was President of Computer Video Training, Inc., a consulting company, from August 1995 to March 1997. From September 1992 to August 1995, he served as President of SFI Consulting, Inc. and Chairman of the Board of Directors of TranAm Systems International, Inc., a gas compression equipment company. Prior to that time, he served in senior engineering and executive positions in the pipeline industry for over 35 years, most recently as Senior Vice President of Transportation of MAPCO, Inc. and President of Mid-America Pipeline Company and Seminole Pipeline Company from January 1983 until his retirement from MAPCO, Inc. in September 1992.

Gerald J. Maier was elected to the Board of Directors in January 2007. Mr. Maier served as Chairman of TransCanada PipeLines, a natural gas transmission and power company, from 1992 until his retirement in 1998. He also served as President and Chief Executive Officer of TransCanada PipeLines from 1985 to 1994. Mr. Maier is a director of Bow Valley Energy Ltd., a Canadian oil and gas company listed on the Toronto Stock Exchange. Mr. Maier has served as Chairman of Granmar

Management and board of directors

Investment, Ltd., a private family enterprise, since 1986, and as Chairman of the Board of Regents of the Athol Murray College of Notre Dame (Wilcox, Saskatchewan) since 1997.

Robert L. Sluder was President of Kern River Gas Transmission Company, the owner and operator of a 1,700-mile interstate natural gas pipeline between southwestern Wyoming and southern California, from February 2002 to December 2005 when he retired. He was Senior Vice President and General Manager of The Williams Companies in Salt Lake City from December 2001 to February 2002 and Vice President of Williams Operations from January 1996 to December 2001. Mr. Sluder served as Senior Vice President and General Manager of Kern River from 1995 to 1996 and as Director, Operations for Kern River from 1991 to 1995. Prior to that time, he held a variety of engineering and construction supervisory positions with various companies.

James B. Taylor, Jr. was elected to the Board of Directors in February 1999. Mr. Taylor co-founded Solana Petroleum Corp., a Canadian-based public oil and gas exploration and production company in 1997, and served as Chairman of its Board of Directors until December 2000. From 1996 to 1998, he was a Director and consultant for Arakis Energy, a Canadian public company with operations in North America and the Middle East. Prior to that time, he served for 28 years for Occidental Petroleum Corporation in various worldwide exploration and operations management positions before retiring in 1996 as Executive Vice President.

S. Miller Williams was elected to the Board of Directors in May 2004. He was Executive Vice President of Strategic Development of Vartec Telecom, Inc., an international consumer telecommunications services company, from August 2002 until May 2004, and was appointed interim Chief Financial Officer of Vartec in November 2003. Since leaving Vartec, he has primarily been involved in personal investments. From 2000 to August 2003, Mr. Williams was Executive Chairman of the Board of PowerTel, Inc., a public company which provided telecommunications services in Australia. From 1991 to 2002, he served in various executive positions with Williams Communications Group, a subsidiary of The Williams Companies that provided global network and broadband media services, most recently as Senior Vice President-Corporate Development and General Manager-International. He was President and owner of MediaTech, Incorporated, a manufacturer and dealer of computer tape and supplies, from 1987 until the company was sold in 1992. Mr. Williams currently serves on the board of directors of eLEC Communications Corp.

Material US Federal and Panamanian income tax consequences

The following discussion under “—US Federal Income Taxation of Willbros Group, Inc. and Its Subsidiaries”, “—US Federal Income Tax Considerations Applicable to US Holders” and “—US Federal Income Tax Considerations Applicable to Non-US Holders” summarizes the opinion of Sidley Austin LLP, our special US tax counsel, as to certain material US federal income tax consequences with respect to the acquisition, ownership and disposition of our common stock. The following discussion under “—Panamanian Tax” constitutes the opinion of Arias, Fabrega & Fabrega, our Panamanian counsel, as to certain material Panamanian income tax consequences applicable to us and a holder of our common stock. We will file these opinions with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus supplement forms a part. See “Where You Can Find More Information” in the accompanying prospectus.

The following discussion is based upon the tax laws of the United States and Panama as in effect on the date of this prospectus. This discussion does not take into account US state or local tax laws, or tax laws of jurisdictions outside the United States and Panama. This discussion is not tax advice nor does it purport to be a complete analysis or listing of all the potential tax consequences of holding our common stock, nor does it purport to furnish information in the level of detail or with attention to your specific tax circumstances that would be provided by your own tax advisor. Accordingly, if you are considering purchasing our common stock, we suggest that you consult with your own tax advisors as to the United States, Panamanian or other state, local or foreign tax consequences to you of the acquisition, ownership and disposition of our common stock.

Sidley Austin LLP, our special US tax counsel, is opining on certain US federal income tax issues in connection with this offering. Sidley Austin LLP has advised us that its opinion is not binding on the Internal Revenue Service (the “IRS”) or on any court and that no assurance can be given that the IRS will not challenge any of the conclusions in such opinion or that such a challenge would not be successful. Such opinion of Sidley Austin LLP relies upon and is premised on the accuracy of factual statements and representations by us concerning our business and properties, ownership, organization, sources of income and manner of operation.

The statements made herein with respect to US federal income tax are based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations (final, temporary and proposed), IRS rulings and judicial decisions now in effect, all of which are subject to change (possibly, with retroactive effect) or different interpretations. We have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the US federal income tax consequences of acquiring, owning or disposing of our common stock.

The discussion below does not address any tax consequences that may occur as the result of the possible restructuring described above under “Prospectus supplement summary—OTHER RECENT EVENTS—Possible restructuring with a new Delaware public parent.”

US FEDERAL INCOME TAXATION OF WILLBROS GROUP, INC. AND ITS SUBSIDIARIES

A foreign corporation that is engaged in the conduct of a trade or business in the United States is taxable at graduated rates on its income that is “effectively connected” with such trade or business. For this purpose, “effectively connected income” includes US-source income other than certain types of passive income and capital gains, and, if the taxpayer has an office or other fixed place of business in the United States, certain foreign-source dividends, interest, rents, royalties and income from the sale of property. The activities of Willbros Group, Inc. and its non-US subsidiaries are carried out in a manner

Material US Federal and Panamanian income tax consequences

that is intended to prevent each of such corporations from being engaged in the conduct of a trade or business in the United States. Based on representations made by us and on the assumption that the operations of Willbros Group, Inc. and its foreign subsidiaries continue to be conducted in the manner they are presently conducted, Sidley Austin LLP is of the opinion that, with exceptions not likely to be material, the income currently earned by Willbros Group, Inc. and its non-US subsidiaries should not be treated as effectively connected income subject to US federal income tax even if such corporations were determined to be engaged in the conduct of a trade or business in the United States. However, if any material amount of income earned, currently or historically, by Willbros Group, Inc. or its non-US subsidiaries from operations outside the United States constituted income effectively connected with a United States trade or business, and as a result became taxable in the United States, our consolidated operating results could be materially and adversely affected.

Our US subsidiaries will be subject to US federal income tax on their worldwide income regardless of its source, subject to reduction by allowable foreign tax credits. Moreover, it should be noted that in the event that any of the US subsidiaries of Willbros Group, Inc. performs services for Willbros Group, Inc. or its non-US subsidiaries at rates that are not commensurate with the standard rates that would be charged to an unrelated party at arm’s-length for similar services, the IRS would be able, pursuant to Section 482 of the Code, to allocate additional income to such US subsidiaries to reflect arm’s-length charges for such services.

Distributions by our US subsidiaries to us or to our non-US subsidiaries may be subject to US withholding tax.

There is no income tax treaty between Panama and the United States.

US FEDERAL INCOME TAX CONSIDERATIONS APPLICABLE TO US HOLDERS

The following is a summary of certain material US federal income tax considerations generally applicable to a US holder who acquires our common stock. As used in this summary of US federal income tax considerations, the term “US holder” means a beneficial holder of common stock that for US federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation, or an entity treated as a corporation, formed under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate, the income of which is subject to US federal income taxation regardless of its source, and (iv) in general, a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” have the authority to control all substantial decisions of the trust.

This summary does not purport to deal with all aspects of US federal income taxation that may be relevant to a particular US holder in light of the holder’s circumstances (for example, persons subject to the alternative minimum tax provisions of the Code or a holder whose “functional currency” is not the US dollar). Also, it is not intended to be wholly applicable to all categories of US holders, some of which (such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, banks, thrifts, regulated investment companies, insurance companies, tax-exempt organizations and persons holding common stock as part of a hedging or conversion transaction or straddle or persons deemed to sell common stock under the constructive sale provisions of the Code) may be subject to special rules. This summary also does not discuss any aspect of state, local or foreign law or US federal estate and gift tax law as applicable to US holders of the common stock. In addition, this discussion is limited to persons who will hold the common stock as “capital assets” (generally, for investment).

Material US Federal and Panamanian income tax consequences

All prospective purchasers of the common stock are advised to consult their own tax advisors regarding the US federal, state, local and foreign tax consequences of the purchase, ownership and disposition of the common stock in their particular situations.

This summary does not consider the US federal income tax consequences of the holding or the disposition of the common stock by a partnership. If a partnership (including for this purpose any entity treated as a partnership for US federal income tax purposes) or other pass-through entity is a beneficial owner of the common stock, the US federal income tax treatment of a partner or other owner of a pass-through entity generally will depend upon the status of the partner or other owner and the activities of the partnership or other pass-through entity. A holder of the common stock that is a partnership or other pass-through entity, and its partners or owners, should consult their individual tax advisors about the US federal income tax consequences of holding and disposing of shares of common stock.

Sale, exchange, redemption or other disposition of common stock

Subject to the passive foreign investment company (“PFIC”) rules discussed below, gain or loss, if any, realized by a US holder on the sale, exchange, redemption or other disposition of a share of common stock will generally be subject to US federal income taxation as capital gain or loss in an amount equal to the difference between the US holder’s adjusted tax basis in the share and the amount realized on the disposition. A US holder’s adjusted tax basis in a share generally will equal the amount paid by the holder for the share.

Gain or loss realized on the sale, exchange, redemption or other disposition of a share of common stock generally will be long-term capital gain or loss if at the time of the disposition the share has been held for more than one year. For non-corporate taxpayers, including individuals, net long-term capital gains generally are taxed at a lower rate than ordinary income (generally 15 percent for most long-term gains recognized in taxable years beginning on or before December 31, 2010). The deductibility of capital losses may be subject to limitation. Any gain or loss realized by a US holder on the sale of a share of common stock will generally constitute US source gain or loss for foreign tax credit purposes.

Distributions on common stock

Subject to the PFIC rules discussed below, the gross amount of any distribution by us with respect to shares of common stock generally will be included in the gross income of a US holder as dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under US federal income tax principles. Such dividends will not be eligible for the dividends-received deduction generally allowed to corporations under the Code. However, provided that we are not a PFIC, such dividends should be “qualified dividend income,” which, if received by a US holder that is a non-corporate taxpayer, including an individual, in taxable years beginning on or before December 31, 2010, is subject to tax at the rates applicable to net long-term capital gain, discussed above. Qualified dividend income does not include dividends received on shares of common stock with respect to which the US holder has not met a minimum holding-period requirement or to the extent the US holder is obligated to make related payments with respect to substantially similar or related property (e.g., in a short sale of such shares).

To the extent that the amount of any distribution exceeds our accumulated earnings and profits and our earnings and profits for the current taxable year, the distribution will first be treated as a tax-free return of capital to the extent of the US holder’s adjusted tax basis in the shares of common stock and, to the extent that such distribution exceeds the US holder’s adjusted tax basis in the shares, will be taxed as a capital gain from the sale or exchange of the shares.

Material US Federal and Panamanian income tax consequences

If we are not a “United States-owned foreign corporation” as defined below, dividends we pay on the common stock will generally be treated for US foreign tax credit purposes as foreign source income. If, and for so long as, we are a United States-owned foreign corporation, dividends we pay on the common stock may, subject to certain exceptions, instead be treated for US foreign tax credit purposes as partly foreign-source income and partly US-source income, in proportion to our earnings and profits allocable to foreign and US sources, respectively. We will be treated as a United States-owned foreign corporation so long as stock representing 50 percent or more of the voting power or value of our stock is held, directly or indirectly, by US persons. No assurance can be given as to whether we will be treated as a United States-owned foreign corporation. Except in the case of financial institutions, dividends on our common stock will generally be treated as passive category income for purposes of Section 904 of the Code, which limits the extent to which foreign tax credits may be utilized.

Controlled foreign corporation rules

Under the Code, a foreign corporation will be a controlled foreign corporation (“CFC”) if “United States shareholders” own, on any day during the corporation’s taxable year, more than 50 percent of either the total combined voting power of all classes of stock entitled to vote or the total value of such corporation’s stock. A “United States shareholder” is a US person who owns (after applying certain attribution rules) 10 percent or more of the total combined voting power of all classes of stock entitled to vote. If Willbros Group, Inc. or any of its non-US subsidiaries were to become a CFC, then each person who is a United States shareholder of Willbros Group, Inc. would be subject to federal income taxation on such person’s share of certain types of income earned by such corporation. Upon a disposition of a CFC’s stock by a United States shareholder, a portion of the gain realized may be recharacterized as dividend income to the extent of such United States shareholder’s share of the previously untaxed earnings and profits accumulated during such United States shareholder’s holding period of such CFC stock. The articles of incorporation of Willbros Group, Inc. contain restrictions designed to prevent it from becoming a CFC. See “Description of Capital Stock—Anti-Takeover Effects of Provisions of Our Articles of Incorporation and By-laws” in the accompanying prospectus. Based on representations made by the management of Willbros Group, Inc. regarding the nature of the ownership of our common stock (including the representation that, based on the information available to us, we believe that there is no US person who (after applying the relevant attribution rules) owns 10 percent or more of the voting power of our common stock), Sidley Austin LLP is of the opinion that Willbros Group, Inc. and its non-US subsidiaries are not CFCs. (The references in this paragraph to non-US subsidiaries of Willbros Group, Inc. do not include foreign subsidiaries of a US subsidiary of ours, which foreign subsidiaries are CFCs because they have a US parent corporation. Certain types of income realized by such foreign subsidiaries will be taxable to that US subsidiary).

Passive foreign investment company rules

If we were to be treated as a PFIC, U.S. holders of the common stock could be subject to higher US federal income taxes on certain distributions, and on any gain recognized on the disposition of the common stock, than otherwise would apply. A non-US corporation will be classified as a PFIC if 75 percent or more of its gross income for the taxable year is passive income or if the value of the assets it holds during the taxable year that produce passive income (or are held for the production of passive income) is at least 50 percent of the total value of its assets, taking into account a proportionate share of the income and assets of corporations at least 25 percent owned by such corporation. Based on representations made by the management of Willbros Group, Inc. regarding the nature of the income and assets of Willbros Group, Inc. and its subsidiaries, Sidley Austin LLP is of the opinion that Willbros Group, Inc. is not a PFIC. However, because the PFIC determination will be made annually on the basis of our income and assets, and because the principles and methodology for applying the PFIC tests are

Material US Federal and Panamanian income tax consequences

not entirely clear, there can be no assurance that we will not be a PFIC in the current or subsequent taxable years. US holders should consult their own tax advisors regarding the US federal income tax consequences to them if we were treated as a PFIC.

Information reporting and backup withholding

The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest, dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax (currently at the rate of 28 percent) from payments subject to information reporting if the recipient fails to provide his or her taxpayer identification number to the payor, furnishes an incorrect identification number or repeatedly fails to report interest or dividends on his or her US federal income tax returns. The information reporting and backup withholding rules do not apply to payments to corporations, tax-exempt organizations and other exempt recipients.

Payments of dividends or proceeds of the sale or other disposition of common stock to a US holder that is not an exempt recipient will be subject to information reporting and backup withholding will apply unless the holder provides us or our paying agent with a correct taxpayer identification number, certified under penalties of perjury, as well as certain other information, or otherwise establishes an exemption from backup withholding.

Any amounts withheld from a payment to a US holder of common stock under the backup withholding rules can be credited against any US federal income tax liability of the US holder and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

US FEDERAL INCOME TAX CONSIDERATIONS APPLICABLE TO NON-US HOLDERS

As used herein, the term “non-US holder” means a beneficial owner of our common stock that is not a US holder (which term is defined under “—US Federal Income Tax Considerations Applicable to US Holders” above).

Assuming that Willbros Group, Inc. is not at any time engaged in a US trade or business, dividends on our common stock generally should not be subject to US federal income tax in the hands of a non-US holder. Gain from the sale, exchange or redemption of our common stock generally should not be subject to US federal income tax in the hands of a non-US holder.

If a non-US holder holds our common stock in connection with a US trade or business carried on by such non-US holder (and, if an applicable tax treaty applies, a US permanent establishment is maintained by such non-US holder), or if such non-US holder is an individual who was present in the United States for 183 days or more during a taxable year in which gain from the sale or other disposition of our common stock is realized, then such non-US holder may be subject to US federal income tax on its dividend income or its gain with respect to our common stock, depending on such non-US holder’s particular circumstances.

Payments of dividends on our common stock which are made to non-US holders and their proceeds from the disposition of our common stock generally will not be subject to information reporting or backup withholding if certain certification and identification procedures are met or an exemption otherwise applies.

Material US Federal and Panamanian income tax consequences

PANAMANIAN TAX

The following discussion of Panamanian tax matters is based upon the tax laws of Panama and regulations thereunder in effect as of the date of this prospectus, and is subject to any subsequent change in Panamanian laws and regulations which may come into effect after such date. The material Panamanian tax consequences of ownership of the shares of our common stock are as follows.

General

Panama’s income tax is exclusively territorial. Only income actually derived from sources within Panama is subject to taxation. Income derived by Panama corporations, foreign corporations or individuals from off-shore operations is not taxable. The territorial principle of taxation has been in force throughout the history of the country and is supported by legislation, administrative regulations and court decisions. We have not been in the past and do not in the future expect to be subject to income taxes in Panama because all of our income has arisen from activities conducted entirely outside Panama. This is the case even though we maintain our registered office in Panama.

Taxation of distributions and capital gains

There will be no Panamanian taxes on distribution of dividends or capital gains realized by an individual or corporation, regardless of its nationality or residency, from the sale or other disposition of shares of common stock, so long as our assets are held, and our activities are conducted, entirely outside of Panama.

Underwriting

We are offering the shares of our common stock described in this prospectus supplement through the underwriters named below. UBS Securities LLC and Credit Suisse Securities (USA) LLC are the representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Number of
Underwriters	shares

UBS Securities LLC	2,612,500
Credit Suisse Securities (USA) LLC	2,268,750
Calyon Securities (USA) Inc.	962,500
Bear, Stearns & Co. Inc.	343,750
D.A. Davidson & Co.	343,750
Natixis Bleichroeder Inc.	343,750

Total	6,875,000

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our common stock is offered subject to a number of conditions, including:

➢	receipt and acceptance of our common stock by the underwriters; and

➢	the underwriters’ right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

We have granted the underwriters an option to buy up to 1,031,250 additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus supplement to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $1.02 per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $0.10 per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

Underwriting

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters, assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,031,250 shares:

	No exercise	Full exercise

Per share	$1.70	$1.70
Total	$11,687,500	$13,440,625

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $1,587,000.

In compliance with NASD guidelines, the maximum commission or discount to be received by any NASD member or independent broker-dealer may not exceed eight percent of the aggregate amount of the securities offered pursuant to this prospectus supplement, the accompanying prospectus and any other applicable prospectus supplement.

NO SALES OF SIMILAR SECURITIES

We and our executive officers and directors have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of UBS Securities LLC and Credit Suisse Securities (USA) LLC, subject to limited exceptions, offer, sell, contract to sell or otherwise dispose of or hedge our common stock or securities convertible into or exercisable or exchangeable for our common stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus supplement. At any time and without public notice, UBS Securities LLC and Credit Suisse Securities (USA) LLC may in their sole discretion release all or some of the securities from these lock-up agreements.

INDEMNIFICATION AND CONTRIBUTION

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.

NEW YORK STOCK EXCHANGE LISTING

Our common stock is listed on the New York Stock Exchange under the symbol “WG.”

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

➢	stabilizing transactions;

➢	short sales;

➢	purchases to cover positions created by short sales;

➢	imposition of penalty bids; and

➢	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters

Underwriting

of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the New York Stock Exchange in the over-the-counter market or otherwise.

AFFILIATIONS

The underwriters and their affiliates have provided and may provide certain commercial banking, financial advisory and investment banking services for us for which they receive fees.

Specifically, Calyon New York Branch (“Calyon”) has acted as administrative agent and a lender under our 2006 Credit Facility. We have also received commitments under the proposed 2007 Credit Facility from a group of banks led by Calyon and UBS Securities LLC as a participating lender.

The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Legal matters

The validity of the shares of common stock offered by this prospectus supplement and certain Panamanian income tax matters will be passed upon for us by Arias, Fabrega & Fabrega, Panama City, Panama. Certain US federal income tax matters will be passed upon for us by our special US tax counsel, Sidley Austin LLP, Los Angeles, California. Certain legal matters will be passed on for us by Conner & Winters, LLP, Tulsa, Oklahoma. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

Enforceability of civil liabilities under the federal securities laws

We are a corporation organized under the laws of the Republic of Panama. In addition, one of our directors, Gerald J. Maier, is a resident of Canada, and our counsel, Arias, Fabrega & Fabrega, who will issue opinions for us regarding the validity of the shares of common stock offered hereby and certain Panamanian income tax matters, is a law firm located in Panama City, Panama. Accordingly, it may not be possible to effect service of process on such parties in the United States and to enforce judgments against them predicated on the civil liability provisions of the federal securities laws of the United States. Because a substantial amount of our assets are located outside the United States, any judgment obtained in the United States against us may not be fully collectible in the United States. We have been advised by Arias, Fabrega & Fabrega that courts in the Republic of Panama will enforce foreign judgments for liquidated amounts in civil matters, subject to certain conditions and exceptions. However, courts in the Republic of Panama will not enforce in original actions liabilities predicated solely on the United States federal securities laws. Our agent for service of process in the United States with respect to matters arising under the US federal securities laws is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

Index to consolidated financial statements

Willbros Group, Inc.

Integrated Service Company, LLC

Willbros Group, Inc.

Report of independent registered public accounting firm

To the Board of Directors and
Stockholders of Willbros Group, Inc.

We have audited the accompanying consolidated balance sheets of Willbros Group, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the two-year period ended December 31, 2006. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Willbros Group, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Willbros Group, Inc.’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 12, 2007 expressed an unqualified opinion on management’s assessment of internal control over financial reporting and an adverse opinion on the effectiveness of internal control over financial reporting.

We have also audited the adjustments to the 2004 consolidated financial statements to retrospectively apply the change in accounting, as described in Note 2. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review or apply any procedures to the 2004 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2004 financial statements taken as a whole.

We also have audited the adjustments to retrospectively apply the change in reportable segments reported in Note 12 to the consolidated financial statements for the years 2006, 2005, and 2004. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review or apply any procedures to the 2004 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2004 financial statements taken as a whole.

/s/ GLO CPAs, LLP

Houston, Texas
March 12, 2007, except for Note 12 which is as of September 26, 2007

Willbros Group, Inc.

Report of independent registered public accounting firm

The Stockholders and Board of Directors
Willbros Group, Inc.:

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting related to the discontinued operations as described in Note 2 and the change in reportable operating segments as described in Note 12, the consolidated statement of operations, stockholders’ equity and comprehensive income (loss), and cash flows of Willbros Group, Inc. for the year ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements, before the effects of the adjustments to retrospectively apply the change in accounting related to the discontinued operations as described in Note 2 and the change in reportable operating segments as described in Note 12, present fairly, in all material respects, and the results of its operations and its cash flows for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting related to the discontinued operations as described in Note 2 and the change in reportable operating segments as described in Note 12, and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by GLO CPAs, LLP.

/s/ KPMG LLP

Houston, Texas
November 21, 2005

Willbros Group, Inc.

Report of independent registered public accounting firm

To the Board of Directors and
Stockholders of Willbros Group, Inc.

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting (Item 9A(b)), that Willbros Group, Inc. (“the Company”) did not maintain effective internal control over financial reporting as of December 31, 2006, because of the effect of material weaknesses identified in management’s assessment, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management’s assessment as of December 31, 2006.

Nigeria Accounting—During the fourth quarter of 2006, the Company determined that a material weakness in their internal control over financial reporting exists related to the Company’s management control environment over the accounting for their Nigeria operations. This weakness in management control led to the inability to adequately perform various control functions including supervision over

Willbros Group, Inc.

and consistency of: inventory management; petty cash disbursement; accounts payable disbursement approvals; account reconciliation; and review of time keeping records. This weakness resulted primarily due to the Company being unable to maintain a consistent and stable internal control environment over its Nigeria operations in the fourth quarter of 2006.

Nigeria Project Controls—Estimate to Complete—A material weakness exists related to controls over Nigeria project reporting. This weakness existed throughout 2006 and is a continuation of a material weakness reported in their 2005 Form 10-K. The weakness primarily impacted one large Nigeria project with a total contract value of approximately $165 million, for which cost estimates were not updated timely in the fourth quarter of 2006 due to insufficient measures being taken to independently verify and update reliable cost estimates. This material weakness specifically resulted in material changes to revenue and cost of sales during the preparation of their year end financial statements by their accounting staff prior to the issuance of the Form 10-K.

The above material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2006 consolidated financial statements, and this report does not affect our report dated March 12, 2007 which expressed an unqualified opinion on those financial statements.

In our opinion, management’s assessment that the Company did not maintain effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ GLO CPAs, LLP

Houston, Texas
March 12, 2007

Willbros Group, Inc.

Consolidated balance sheets

	December 31,
	2006	2005

	(In thousands, except share
	and per share amounts)

ASSETS
Current assets:
Cash and cash equivalents	$37,643	$55,933
Accounts receivable, net	137,104	84,003
Contract cost and recognized income not yet billed	11,027	7,619
Prepaid expenses	17,299	11,871
Parts and supplies inventories	2,069	2,509
Assets of discontinued operations	294,192	261,099

Total current assets	499,334	423,034
Deferred tax assets	5,064	4,134
Property, plant and equipment, net	65,347	59,706
Goodwill	6,683	6,687
Other assets	11,826	5,324

Total assets	$588,254	$498,885

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Notes payable and current portion of long-term debt	$5,562	$2,680
Accounts payable and accrued liabilities	122,352	67,599
Contract billings in excess of cost and recognized income	14,947	1,342
Accrued income taxes	3,556	2,368
Liabilities of discontinued operations	182,092	144,085

Total current liabilities	328,509	218,074
2.75% convertible senior notes	70,000	70,000
6.5% senior convertible notes	84,500	65,000
Long-term debt	7,077	340
Other liabilities	237	237

Total liabilities	490,323	353,651
Commitments and contingencies (see Note 13)
Stockholders’ equity:
Class A preferred stock, par value $.01 per share, 1,000,000 shares authorized, none issued	—	—
Common stock, par value $.05 per share, 70,000,000 shares authorized (35,000,000 at December 31, 2005) and 25,848,596 shares issued at December 31, 2006 (21,649,475 at December 31, 2005)	1,292	1,082
Capital in excess of par value	217,036	161,596
Accumulated deficit	(120,603)	(15,166)
Treasury stock at cost, 167,844 shares at December 31, 2006 (98,863 at December 31, 2005)	(2,154)	(1,163)
Deferred compensation	—	(3,720)
Note receivable for stock purchases	—	(231)
Accumulated other comprehensive income	2,360	2,836

Total stockholders’ equity	97,931	145,234

Total liabilities and stockholders’ equity	$588,254	$498,885

See accompanying notes to consolidated financial statements.

Willbros Group, Inc.

Consolidated statements of operations

	Year ended December 31,
	2006	2005	2004

	(In thousands, except share and per share amounts)

Contract revenue	$543,259	$294,479	$272,794
Operating expense:
Contract	489,494	266,072	222,357
Depreciation and amortization	12,430	11,688	9,776
General and administrative	53,366	42,350	32,525

	555,290	320,110	264,658

Operating income (loss)	(12,031)	(25,631)	8,136
Other income (expense):
Interest income	1,803	1,577	868
Interest expense	(10,068)	(5,481)	(3,348)
Foreign exchange gain (loss)	(150)	14	(85)
Other, net	719	728	(302)

	(7,696)	(3,162)	(2,867)

Income (loss) from continuing operations before income taxes	(19,727)	(28,793)	5,269
Provision (benefit) for income taxes	2,308	1,668	(1,027)

Net income (loss) from continuing operations	(22,035)	(30,461)	6,296
Loss from discontinued operations net of provision for income taxes	(83,402)	(8,319)	(27,111)

Net loss	$(105,437)	$(38,780)	$(20,815)

Basic income (loss) per common share:
Income (loss) from continuing operations	$(0.98)	$(1.43)	$0.30
Loss from discontinued operations	(3.72)	(0.39)	(1.29)

Net loss	$(4.70)	$(1.82)	$(0.99)

Diluted income (loss) per common share:
Income (loss) from continuing operations	$(0.98)	$(1.43)	$0.30
Loss from discontinued operations	(3.72)	(0.39)	(1.29)

Net loss	$(4.70)	$(1.82)	$(0.99)

Weighted average number of common shares outstanding:
Basic	22,440,742	21,258,211	20,922,002

Diluted	22,440,742	21,258,211	20,922,002

See accompanying notes to consolidated financial statements.

Willbros Group, Inc.

Consolidated statements of stockholders’ equity and comprehensive income (loss)

			Capital in	Retained			Notes	Accumulated	Total
	Common stock		excess	earnings			receivable	other	stock-
		Par	of par	(accumulated	Treasury	Deferred	stock	comprehensive	holders’
	Shares	value	value	deficit)	stock	compensation	purchases	income(loss)	equity

	(In thousands, except share amounts)

Balance, December 31, 2003	20,748,498	$1,037	$149,373	$44,429	$(345)	$—	$(982)	$1,015	$194,527
Comprehensive income (loss):
Net loss	—	—	—	(20,815)	—	—	—	—	(20,815)
Foreign currency translation adjustments	—	—	—	—	—	—	—	579	579

Total comprehensive loss									(20,236)
Payment of notes receivable	—	—	—	—	—	—	990	—	990
Amortization of note discount	—	—	—	—	—	—	(224)	—	(224)
Restricted stock grants	183,000	9	2,312	—	—	(2,321)	—	—	—
Forfeitures of restricted stock grants	—	—	—	—	(210)	210	—	—	—
Deferred compensation	—	—	134	—	—	472	—	—	606
Issuance of common stock under employee benefit plan	15,603	1	220	—	—	—	—	—	221
Exercise of stock options	478,879	24	4,136	—	—	—	—	—	4,160

Balance, December 31, 2004	21,425,980	1,071	156,175	23,614	(555)	(1,639)	(216)	1,594	180,044
Comprehensive income (loss):
Net loss	—	—	—	(38,780)	—	—	—	—	(38,780)
Foreign currency translation adjustments	—	—	—	—	—	—	—	1,242	1,242

Total comprehensive loss									(37,538)
Amortization of note discount	—	—	—	—	—	—	(15)	—	(15)
Restricted stock grants	175,000	9	3,822	—	—	(3,831)	—	—	—
Vesting restricted stock rights	10,875	1	(1)	—	—	—	—	—	—
Forfeiture of restricted stock grants	—	—	—	—	(357)	357	—	—	—
Additions to treasury stock, vesting restricted stock	—	—	—	—	(251)	—	—	—	(251)
Deferred compensation	—	—	1,165	—	—	1,393	—	—	2,558
Issuance of common stock under employee benefit plan	3,870	—	80	—	—	—	—	—	80
Exercise of stock options	33,750	1	355	—	—	—	—	—	356

Balance, December 31, 2005	21,649,475	1,082	161,596	(15,166)	(1,163)	(3,720)	(231)	2,836	145,234
Comprehensive income (loss):
Net loss	—	—	—	(105,437)	—	—	—	—	(105,437)
Foreign currency translation adjustments	—	—	—	—	—	—	—	(476)	(476)

Total comprehensive loss									(105,913)
Deferred compensation	—	—	3,520	—	—	3,720	—	—	7,240
Amortization of note discount	—	—	—	—	—	—	(12)	—	(12)
Stock received for note	—	—	—	—	(243)	—	243	—	—
Restricted stock grants	168,116	8	(8)	—	—	—	—	—	—
Vesting of restricted stock rights	12,125	1	(1)	—	—	—	—	—	—
Additions to treasury stock, vesting restricted stock	—	—	—	—	(748)	—	—	—	(748)
Exercise of stock options	296,520	15	3,367	—	—	—	—	—	3,382
Private placement of common stock	3,722,360	186	45,139	—	—	—	—	—	45,325
Issuance of common stock warrants	—		3,423	—	—	—	—	—	3,423

Balance, December 31, 2006	25,848,596	$1,292	$217,036	$(120,603)	$(2,154)	$—	$—	$2,360	$97,931

See accompanying notes to consolidated financial statements.

Willbros Group, Inc.

Consolidated statements of cash flows

	Year ended December 31,
	2006	2005	2004

	(In thousands, except share amounts)

Cash flows from operating activities:
Net loss	$(105,437)	$(38,780)	$(20,815)
Reconciliation of net loss to cash provided by (used in) operating activities:
Loss from discontinued operations	83,402	8,319	27,111
Depreciation and amortization	12,430	11,688	9,776
Amortization of debt issue costs	2,319	2,920	1,846
Non-cash compensation expense	7,240	2,558	606
Deferred income tax expense (benefit)	(895)	1,730	1,281
Loss (gain) on sales and retirements of property, plant and equipment	(3,914)	(910)	378
Equity in joint ventures	—	16	10,314
Amortization of notes receivable discount	(12)	(15)	(224)
Provision (credit) for bad debts	517	586	(262)
Provision for inventory obsolescence	—	600	1,400
Changes in operating assets and liabilities:
Accounts receivable, net	(54,101)	(27,443)	(8,587)
Contract cost and recognized income not yet billed	(3,439)	(6,668)	5,972
Prepaid expenses	5,052	4,411	(186)
Parts and supplies inventories	603	(8,882)	(1,693)
Other assets	(3,123)	(373)	(194)
Accounts payable and accrued liabilities	39,117	18,961	7,215
Contract billings in excess of cost and recognized income	13,602	(2,290)	(2,705)
Accrued income taxes	1,210	(1,059)	7,443

Cash provided by (used in) operating activities of continuing operations	(5,429)	(34,631)	38,676
Net cash flows used in operating activities of discontinued operations	(97,923)	(2,486)	(1,266)

Cash provided by (used in) operating activities	(103,352)	(37,117)	37,410
Cash flows from investing activities:
Proceeds from sales of property and equipment	3,663	1,740	1,274
Proceeds from sales of discontinued operations	48,514	—	—
Purchases of property, plant and equipment	(11,373)	(18,706)	(15,733)

Cash provided by (used in) investing activities of continuing operations	40,804	(16,966)	(14,459)
Net cash flows used in investing activities of discontinued operations	(7,431)	(19,998)	(22,292)

Cash provided by (used in) investing activities	33,373	(36,964)	(36,751)
Cash flows from financing activities:
Proceeds from private placement of equity	48,748	—	—
Proceeds from exercise of stock options	3,382	436	4,381
Proceeds from issuance of 6.5% senior convertible notes	19,500	65,000	—
Proceeds from issuance of 2.75% convertible senior notes	—	—	70,000
Proceeds from long-term debt	—	15,000	—
Proceeds from notes payable to banks	—	3,924	2,490
Repayment of notes payable to banks	(12,135)	(4,400)	(3,323)
Costs of debt issuance	(6,306)	(1,474)	(6,176)
Payment of capital leases	(891)	(6,405)	—
Acquisition of treasury stock	(748)	(251)	—
Repayment of long-term debt	—	(15,000)	(14,000)
Collection of notes receivable for stock purchases	—	—	990

Cash provided by financing activities of continuing operations	51,550	56,830	54,362
Net cash flows provided by financing activities of discontinued operations	—	—	—

Cash provided by financing activities	51,550	56,830	54,362
Effect of exchange rate changes on cash and cash equivalents	139	17	(829)

Increase (decrease) in cash and cash equivalents	(18,290)	(17,234)	54,192
Cash and cash equivalents, beginning of year	55,933	73,167	18,975

Willbros Group, Inc.

	Year ended December 31,
	2006	2005	2004

	(In thousands, except share amounts)

Cash and cash equivalents, end of year	$37,643	$55,933	$73,167

Supplemental cash flow information:
Cash paid for interest (including discontinued operations)	$7,590	$2,421	$1,514
Cash paid for income taxes (including discontinued operations)	$11,782	$15,887	$2,393
Non-cash investing and financing transactions:
Property and equipment obtained by capital lease	$12,108	$—	$—
Prepaid insurance obtained by note payable	$10,620	$—	$—
Treasury stock acquired for forfeited restricted stock grants	$—	$357	$210
Settlement of officer note receivable for stock	$243	$—	$—
Distribution of property by joint ventures	$—	$—	$737
Receivable obtained by sale of discontinued operations	$3,300	$—	$—

See accompanying notes to consolidated financial statements.

Notes to consolidated financial statements

(In thousands, except share and per share amounts)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company—Willbros Group, Inc. (“WGI”), a Republic of Panama corporation, and all of its majority-owned subsidiaries (the “Company”) provide construction, engineering, specialty services and development activities to the oil, gas and power industries and government entities. The Company’s principal markets for continuing operations are the United States, Canada, and the Middle East. The disclosures in the notes to consolidated financial statements relate to continuing operations, except as otherwise indicated.

Basis of Presentation of Discontinuance of Operations and Asset Disposal—During 2006, the Company chose to exit the following businesses: Nigeria, Venezuela, and the TXP-4 Plant, (collectively the “Discontinued Operations”), and accordingly, these businesses are presented as discontinued operations in the preceding consolidated financial statements. The net assets and net liabilities related to the Discontinued Operations are shown on the Consolidated Balance Sheets as components of “Assets of discontinued operations” and “Liabilities of discontinued operations”, respectively. The results of the Discontinued Operations are shown on the Consolidated Statements of Operations as a component of “Loss from discontinued operations net of provision for income taxes”, for all periods shown.

Principles of Consolidation—The consolidated financial statements of the Company include the accounts of WGI and all of its majority-owned subsidiaries. Inter-company accounts and transactions are eliminated in consolidation. The ownership interest of minority participants in subsidiaries that are not wholly-owned (principally in Oman) is included in accounts payable and accrued liabilities and is not material. The minority participants’ share of the net income of those subsidiaries is included in contract costs. Interest in the Company’s unconsolidated joint ventures is accounted for using the equity method in the consolidated balance sheet.

Restatement of Consolidated Financial Statements—In late December 2004, the Company became aware of improprieties in the Company’s Bolivian subsidiary related to assessment of certain Bolivian taxes and allegations that the subsidiary had filed improper tax returns. Upon learning of the tax assessment and alleged improprieties, the Company commenced an initial investigation into the matter and notified the Audit Committee of the Board of Directors, which retained independent counsel, who in turn retained forensic accountants, and began an independent investigation. Concurrent with the Audit Committee’s investigation, the Company initiated its own review of the Company’s accounting. This review focused primarily on the Company’s international activities supervised by J. Kenneth Tillery, the former President of Willbros International, Inc. (“WII”), the primary international subsidiary of the Company, but also included other areas of the Company’s accounting activities.

As a result of the investigations and the Company’s accounting review, the Company determined that several members of the senior management of WII and its subsidiaries collaborated to misappropriate assets from the Company and cover up such activity. It was determined that the Bolivian subsidiary had in fact filed improper tax returns, or failed to file returns, at the direction of Mr. Tillery. The investigation also determined that Mr. Tillery, in collusion with several members of management of the international subsidiaries, was involved in a pattern of improper activities, primarily in the Company’s Nigeria subsidiaries, which was specifically contrary to established Company policies, internal controls and possibly the laws of several countries, including the United States.

Use of Estimates—The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and include certain estimates and assumptions by management of the Company in the preparation of the consolidated financial statements. These estimates and assumptions relate to the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expense during the period. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment, goodwill and parts and supplies inventories; quantification of amounts recorded

Notes to consolidated financial statements

for contingencies, tax accruals and certain other accrued liabilities; valuation allowances for accounts receivable and deferred income tax assets; and revenue recognition under the percentage-of-completion method of accounting, including estimates of progress toward completion and estimates of gross profit or loss accrual on contracts in progress. The Company bases its estimates on historical experience and other assumptions that it believes relevant under the circumstances. Actual results could differ from these estimates.

Commitments and Contingencies—Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties, and other sources are recorded when management assesses that it is probable that a liability has been incurred and the amount can be reasonably estimated. Recoveries of costs from third parties, which management assesses are probable of realization, are separately recorded as assets in other assets. Legal costs incurred in connection with matters relating to contingencies are expensed in the period incurred.

Accounts Receivable—Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the probable amount of credit losses in the Company’s existing accounts receivable. A considerable amount of judgment is required in assessing the realization of receivables. Relevant assessment factors include the creditworthiness of the customer and prior collection history. Balances over 90 days past due and over a specified minimum amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection are exhausted and the potential for recovery is considered remote. The allowance requirements are based on the most current facts available and are re-evaluated and adjusted on a regular basis and as additional information is received. The Company does not have any off-balance-sheet credit exposure related to its customers.

Inventories—Inventories, consisting primarily of parts and supplies, are stated at the lower of cost or market. Cost is determined using the first-in, first-out (“FIFO”) method. Parts and supplies are evaluated at least annually and adjusted for excess and obsolescence. Parts and supplies related to continuing operations were valued at $2,069 and $2,509 at December 31, 2006 and December 31, 2005, respectively. No excess or obsolescence allowances existed at December 31, 2006 or 2005.

Other Operating Expense—Other operating expense consists of the costs incurred by the Company associated with fraudulent invoices for fictitious supplies or services. See Note 2-Restatement, in the Company’s 2004 Annual Report Form 10-K.

Property, Plant and Equipment—Property, plant and equipment is stated at cost. Depreciation, including amortization of capital leases, is provided on the straight-line method using estimated lives as follows:

Construction equipment	4-6 years
Marine equipment	10 years
Transportation equipment	3-4 years
Buildings	20 years
Furniture and equipment	3-10 years

Assets held under capital leases and leasehold improvements are amortized on a straight-line basis. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. Normal repair and maintenance costs are charged to expense as incurred. Significant renewals and betterments are capitalized. Long-lived assets are reviewed for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the

Notes to consolidated financial statements

carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Goodwill—Goodwill represents the excess of purchase price over fair value of net assets acquired. Goodwill is not amortized but instead is annually tested for impairment. Annual testing for impairment occurs during the fourth quarter of the fiscal year and more frequently if an event or circumstance indicates that an impairment has occurred. The impairment test involves determining the fair market value of each of the reporting units with which the goodwill is associated and comparing the estimated fair market value of each of the reporting units with its carrying amount. The Company completed its annual evaluation for impairment of goodwill as of December 31, 2006, and determined that no impairment of goodwill existed as of that date.

Revenue—A number of factors relating to the Company’s business affect the recognition of contract revenue. The Company typically structures contracts as fixed-price, unit-price, material and time or cost plus fixed fee. Revenue from unit-price and time and material contracts is recognized as earned. The Company believes that its operating results should be evaluated over a time horizon during which major contracts in progress are completed and change orders, extra work, variations in the scope of work and cost recoveries and other claims are negotiated and realized.

Revenue for fixed-price and cost plus fixed fee contracts is recognized on the percentage-of-completion method. Under this method, estimated contract income and resulting revenue is generally accrued based on costs incurred to date as a percentage of total estimated costs, taking into consideration physical completion. Total estimated costs, and thus contract income, are impacted by changes in productivity, scheduling, the unit cost of labor, subcontracts, materials and equipment. Additionally, external factors such as weather, client needs, client delays in providing permits and approvals, labor availability, governmental regulation and politics may affect the progress of a project’s completion and thus the timing of revenue recognition. The Company does not recognize income on a fixed-price contract until the contract is approximately 5 percent to 10 percent complete, depending upon the nature of the contract. If a current estimate of total contract cost indicates a loss on a contract, the projected loss is recognized in full when determined.

The Company considers unapproved change orders to be contract variations on which the Company has customer approval for scope change, but not for price associated with that scope change. Costs associated with unapproved change orders are included in the estimated cost to complete the contracts and are expensed as incurred. The Company recognizes revenue equal to cost incurred on unapproved changed orders when realization of price approval is probable and the estimated amount is equal to or greater than the Company’s cost related to the unapproved change order. Revenue recognized on unapproved change orders is included in Contract costs and recognized income not yet billed on the balance sheet.

Unapproved change orders involve the use of estimates, and it is reasonably possible that revisions to the estimated costs and recoverable amounts may be required in the future reporting periods to reflect the changes in estimates or final agreement with customers.

The Company considers claims to be amounts the Company seeks or will seek to collect from customers or others for customer-caused changes in contract specifications or design, or other customer-related causes of unanticipated additional contract costs on which there is no agreement with customers on both scope and price changes. Revenue from claims is recognized when agreement is reached with customers as to the value of the claims, which in some instances may not occur until after completion of work under the contract. Costs associated with claims are included in the estimated costs to complete the contracts and are expensed when incurred.

Income Taxes—The Company accounts for income taxes by the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences of operating loss and tax credit carry forwards and temporary differences between the financial statement carrying values of

Notes to consolidated financial statements

assets and liabilities and their respective tax bases. The provision or benefit for income taxes and the annual effective tax rate are impacted by income taxes in certain countries (in discontinued operations) being computed based on a deemed profit rather than on taxable income and tax holidays on certain international projects.

Retirement Plans and Benefits—The Company has a voluntary defined contribution retirement plan for U.S. based employees that is qualified, and is contributory on the part of the employees, and a voluntary savings plan for certain international employees that is non-qualified, and is contributory on the part of the employees.

Stock-Based Compensation—Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-Based Payment,” using the modified prospective application method. Under this method, compensation cost is recognized for the applicable amounts of: (a) compensation expense of all share-based payments granted prior to, but not yet vested as of, January 1, 2006 (based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” and previously presented in the pro forma footnote disclosures in the Company’s SEC reports), and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006 (based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R). The Company uses the Black-Scholes valuation method to determine the fair value of stock options granted as of the grant date.

Foreign Currency Translation—All significant monetary asset and liability accounts denominated in currencies other than United States dollars are translated into United States dollars at current exchange rates for countries in which the local currency is the functional currency. Translation adjustments are accumulated in other comprehensive income (loss). Non-monetary assets and liabilities in highly inflationary economies are translated into United States dollars at historical exchange rates. Revenue and expense accounts are converted at prevailing rates throughout the year. Foreign currency translation adjustments and translation adjustments in highly inflationary economies are recorded in income.

Concentration of Credit Risk—The Company has a concentration of customers in the oil, gas and power industries which exposes the Company to a concentration of credit risk within a single industry. The Company seeks to obtain advance and progress payments for contract work performed on major contracts. Receivables are generally not collateralized. The allowance for doubtful accounts, including that in discontinued operations, increased in 2006 to $10,389 from $6,672 in 2005. The Company believes the allowance for doubtful accounts is adequate.

Fair Value of Financial Instruments—The carrying value of financial instruments does not materially differ from fair value.

Capitalized Interest—The Company capitalizes interest as part of the cost of significant assets constructed or developed for its own use. Capitalized interest was $57, $168, and $349 in 2006, 2005 and 2004, respectively.

Income (Loss) per Common Share—Basic income (loss) per share is calculated by dividing net income (loss), less any preferred dividend requirements, by the weighted-average number of common shares outstanding during the year. Diluted income (loss) per share is calculated by including the weighted-average number of all potentially dilutive common shares with the weighted-average number of common shares outstanding.

Derivative Financial Instruments—The Company may use derivative financial instruments such as forward contracts, options or other financial instruments as hedges to mitigate non-U.S. currency exchange risk when the Company is unable to match non-U.S. currency revenue with expense in the same currency. The Company had no derivative financial instruments as of December 31, 2006 or 2005.

Notes to consolidated financial statements

Cash Equivalents—The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Cash flows from investing activities—The proceeds from sale of discontinued operations for the year ended December 31, 2006 includes $16,532 of non-refundable payments to be applied to the sale of Nigeria assets and operations.

Recently Issued Accounting Standards—FIN No. 48—In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” (“FIN 48”) an interpretation of SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109. The interpretation prescribes a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN 48 are effective for fiscal years beginning after December 31, 2006. The Company is currently evaluating what impact, if any, this statement will have on its financial statements.

SFAS No. 157—In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS No. 157 is effective for the Company’s fiscal year beginning January 1, 2007. The Company is currently evaluating what impact, if any, this statement will have on its financial statements.

FASB Staff Position (“FSP”) No. AUG AIR-1—On September 7, 2006 the FASB issued this amendment to certain provisions in the American Institute of Certified Public Accountants (“AICPA”) Industry Guide, Audits of Airlines, and Accounting Principles Board (“APB”) Opinion No. 28, “Interim Financial Reporting”. This FSP prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. The guidance in this FSP shall be applied to the first fiscal year beginning after December 15, 2006. The Company intends to adopt this standard for the fiscal year beginning January 1, 2007. The Company is currently evaluating what impact, if any, this amendment will have on its financial statements, including the potential impact to retrospective periods.

Reclassification—Certain reclassifications have been made to prior year balances to conform to current year presentations.

2.	DISCONTINUANCE OF OPERATIONS AND ASSET DISPOSAL

Strategic decisions

As part of the Company’s ongoing strategic evaluation of operations, the following businesses have been discontinued: Nigeria, Venezuela, and the TXP-4 Plant, collectively the “Discontinued Operations”, and accordingly, these businesses are presented as discontinued operations in the preceding consolidated financial statements. The net assets and net liabilities related to the Discontinued Operations are shown on the Consolidated Balance Sheets as “Assets of discontinued operations” and “Liabilities of discontinued operations”, respectively. The results of the Discontinued Operations are shown on the Consolidated Statements of Operations as “Loss from discontinued operations net of provision for income taxes” for all periods shown.

The separate results of the Discontinued Operations, as well as a breakdown of the major classes of assets and liabilities included as part of Discontinued Operations, are detailed in the subsequent tables.

Notes to consolidated financial statements

Nigeria

On February 7, 2007, the Company sold its Nigeria operations through a share purchase agreement for total consideration of $155,250. In conjunction with this transaction, the Company bought out certain minority interests at a total cost of $10,500. See Note 17—Subsequent Events for more information on the sale.

Nigeria operations and assets were previously included in the Company’s former International segment and retrospectively presented as discontinued operations on the Company’s Form 8-K filed December 8, 2006.

As part of the sales process, the Company continues to evaluate the carrying value of the Nigeria assets and operations with respect to their estimated market value. As of December 31, 2006, the Company did not recognize an impairment of the Nigeria assets based upon this analysis. Any impairment would be included in the “Loss from discontinued operations net of provision for income taxes”.

Pipe coating joint venture
Kanssen International Pipe Coating Services Limited (“Kanssen”) and Willbros West Africa, Inc. (“WWAI”) a subsidiary of the Company entered into an agreement to upgrade facilities at the WWAI Choba pipe coating facility. The agreement was signed in June 2006 and included an installation of new concrete weight coating equipment furnished by Kanssen. WWAI and Kanssen participate in the venture with a 50 percent interest for each party with WWAI being paid a management fee on each contract not to exceed 9 percent of the contract revenue. Currently, the pipe coating transactions are included in the revenues and expenses of the related WWAI projects. In 2006, the pipe coating facility had approximately $16.5 million in contract revenue.

Venezuela

Asset disposal—On August 17, 2006, the Company entered into a share purchase agreement with a Venezuelan company (the “Venezuelan Buyer”), pursuant to which the Company sold all of its membership interests in Willbros (Barbados) Limited, Inc. (“WBL”), a wholly-owned subsidiary of the Company. WBL owns all of the assets and operations of the Company in Venezuela, with the exception of joint-venture interest in Harwat International Finance Corporation NV (“Harwat”). The Company received cash payments of $7,000 for conveyance of WBL with no gain recognized subject to the pending sale discussed below. The Venezuela operations and assets were previously a component of the Company’s former International segment and are retrospectively presented as discontinued operations in the Company’s Form 8-K filed December 8, 2006.

Joint-venture interest disposal—As part of the share purchase agreement, the Venezuelan Buyer agreed to purchase the Company’s 10 percent interest in Harwat, as well as assume all guarantees of the Company related to the 10 percent interest in Harwat. The sale of the Harwat interest was completed November 28, 2006. The Company received a commitment from the Venezuelan Buyer to pay $3,300 before December 4, 2013. The present value of this commitment is $1,775.

The Company estimates no gain or loss on the sale of WBL and its 10 percent interest in Harwat.

TXP-4 plant

Asset disposal—On January 12, 2006, the Company entered into a purchase agreement and release with Williams Field Services Company (“Williams”), a wholly-owned subsidiary of The Williams Companies, Inc., pursuant to which the Company sold to Williams all of its membership interest in Opal TXP-4 Company, LLC, a wholly-owned subsidiary of the Company (the “LLC”). The LLC owns a gas processing plant known as the TXP-4 Plant (the “TXP-4 Plant”) at Opal in Lincoln County, Wyoming, in addition to certain facilities, equipment and supplies related to the TXP-4 Plant. Prior to the sale, the TXP-4 Plant was a component of the former US & Canada segment and is retrospectively presented as

Notes to consolidated financial statements

discontinued operations on the Company’s Form 8-K filed December 8, 2006. The Company received cash payments of $27,944 for conveyance of the LLC and realized a gain of $1,342, net of taxes of $691, reflected as a component of the “Loss from discontinued operations net of provision for income taxes”.

In addition to the cash payments described above, Williams agreed to pay the Company a portion of any recovery that Williams may obtain based on damages, loss or injury related to the TXP-4 Plant up to $3,400. This settlement is contingent upon Williams’ recovery from various third parties and is the only ongoing potential source of cash flows subsequent to the Purchase Agreement date. The timing and amount of any resolution to these claims cannot be estimated.

Results of discontinued operations

Condensed Statements of Operations of the Discontinued Operations are as follows:

	Year ended December 31, 2006
				Discontinued
	Nigeria	Venezuela	Opal TXP-4	operations

Contract revenue	$447,757	$270	$—	$448,027
Operating expense:
Contract	473,479	562	—	474,041
Depreciation and amortization	3,569	378	—	3,947
General and administrative	31,620	322	—	31,942

	508,668	1,262	—	509,930

Operating loss	(60,911)	(992)	—	(61,903)
Other income (expense)	(11,579)	164	2,033	(9,382)

Income (loss) before income taxes	(72,490)	(828)	2,033	(71,285)
Provision for income taxes	11,283	143	691	12,117

Net income (loss)	$(83,773)	$(971)	$1,342	$(83,402)

	Year ended December 31, 2005
				Discontinued
	Nigeria	Venezuela	Opal TXP-4	operations

Contract revenue	$386,723	$565	$24,755	$412,043
Operating expense:
Contract	337,234	1,492	19,758	358,484
Depreciation and amortization	8,270	590	1,038	9,898
General and administrative	32,552	528	—	33,080
Other operating expense	1,084	—	—	1,084

	379,140	2,610	20,796	402,546

Operating income (loss)	7,583	(2,045)	3,959	9,497
Other income (expense)	(1,408)	232	—	(1,176)

Income (loss) before income taxes	6,175	(1,813)	3,959	8,321
Provision (benefit) for income taxes	15,296	(2)	1,346	16,640

Net income (loss)	$(9,121)	$(1,811)	$2,613	$(8,319)

Notes to consolidated financial statements

	Year ended December 31, 2004
				Discontinued
	Nigeria	Venezuela	Opal TXP-4	operations

Contract revenue	$171,558	$17,750	$21,216	$210,524
Operating expense:
Contract	166,933	12,629	15,752	195,314
Depreciation and amortization	5,473	797	701	6,971
General and administrative	13,468	621	—	14,089
Other operating expense	3,571	—	—	3,571

	189,445	14,047	16,453	219,945

Operating income (loss)	(17,887)	3,703	4,763	(9,421)
Other income (expense)	(6,929)	330	—	(6,599)
Income (loss) before income taxes	(24,816)	4,033	4,763	(16,020)
Provision for income taxes	8,483	989	1,619	11,091

Net income (loss)	$(33,299)	$3,044	$3,144	$(27,111)

Nigeria income taxes
In Nigeria, the Company is subject to a deemed profit tax, which creates tax provisions based on gross revenue rather than pre-tax income.

Nigeria federal tax audit
The Company’s operations in Nigeria have been under audit by the Federal Inland Revenue Service (“FIRS”) for taxable years 1998 through 2004. The primary issues being investigated are related to transfer the pricing and unsubstantiated expenses. At this time, the Company estimates a possible additional tax liability in the range of $1,200 to $5,000. Based on current financial information, there is no better estimate of tax liability associated with the FIRS audit. Because there is no better estimate at this time, and because the Company does not expect to resolve this audit within one year, the Company has recorded a deferred income tax liability of $1,200.

Nigeria national labor contract
The previous Nigerian national labor contract, covering approximately 1,600 national laborers at the Company’s Choba Site 1 facility expired in March 2006. A replacement agreement executed in May 2006 mistakenly included labor rate increases ranging between 300 percent to 350 percent which the labor union claims are binding upon the Company notwithstanding the obvious mistake in fact and other legal deficiencies in the form and substance of the replacement agreement (“the May Agreement”). However, based upon opinions of legal counsel in Nigeria, for a variety of reasons the Company believes the May Agreement is unenforceable in its current form and the Company and its legal counsel are pursuing measures to rectify the mistake and related deficiencies in the purported agreement, including, without limitation, through negotiation, mediation, and judicial actions provided for under the labor laws of Nigeria. During this rectification process, however, the Company has voluntarily increased the labor rate by 20 percent. An accrued liability of $5,514 has been recorded at December 31, 2006 to reflect the Company’s current estimate of additional end-of-service costs attributable to reaching a mutually acceptable final form of labor agreement. Although the Company does not currently anticipate that the May Agreement will be determined to be enforceable in its current mistaken form, should rectification of that agreement be unsuccessful through the labor relations and related legal processes now underway, a substantially greater monthly labor expense would be incurred by the Company and an estimated additional $26,000 of end-of-service liability would result. Also, this rectification process now underway by the Company has incited protests and strikes from the rank and

Notes to consolidated financial statements

file workers covered by the May Agreement. The labor union has complained to national, local and regional politicians and the matter will be heard by the Labor Board to be resolved.

Balance sheets of discontinued operations

Condensed Balance Sheets of the Discontinued Operations are as follows:

	December 31, 2006
			Opal	Discontinued
	Nigeria	Venezuela	TXP-4	operations

Current assets:
Cash and cash equivalents	$12,964	$—	$—	$12,964
Restricted cash	36,683	—	—	36,683
Accounts receivable, net	76,673	—	—	76,673
Contract cost and recognized income not yet billed	79,364	—	—	79,364
Prepaid expenses	16,017	—	—	16,017
Parts and supplies inventories	21,645	—	—	21,645

Total current assets	243,346	—	—	243,346
Property, plant and equipment, net	50,723	—	—	50,723
Other assets	123	—	—	123

Total assets	294,192	—	—	294,192
Current liabilities	148,135	—	—	148,135
Loss provision on contracts	33,957	—	—	33,957

Total current liabilities	182,092	—	—	182,092

Net assets of discontinued operations	$112,100	$—	$—	$112,100

	December 31, 2005
			Opal	Discontinued
	Nigeria	Venezuela	TXP-4	operations

Current assets:
Cash and cash equivalents	$9,514	$134	$—	$9,648
Accounts receivable, net	93,667	—	—	93,667
Contract cost and recognized income not yet billed	36,392	32	—	36,424
Prepaid expenses	14,716	163	—	14,879
Parts and supplies inventories	16,818	—	—	16,818

Total current assets	171,107	329	—	171,436
Property, plant and equipment, net	52,200	4,354	—	56,554
Asset held for sale	—	—	23,049	23,049
Investments in joint ventures	—	3,961	—	3,961
Deferred tax assets	—	693	—	693
Other assets	5,256	150	—	5,406

Total assets	228,563	9,487	23,049	261,099
Current liabilities	142,171	498	—	142,669
Other liabilities	—	536	880	1,416

Total liabilities	142,171	1,034	880	144,085

Net assets of discontinued operations	$86,392	$8,453	$22,169	$117,014

Notes to consolidated financial statements

Cash
Discontinued Operations in Nigeria had $36,683 of restricted cash at December 31, 2006. This amount was in a consortium bank account that requires the approval of the Company and its consortium partner to disburse funds. Additionally, cash and cash equivalents for Nigeria contained $9,482 that was designated to specific project uses.

Inventory
Discontinued Operations in Nigeria had parts and supplies inventories of $21,645 and $16,818 net of reserves of $12,159 and $5,052 at December 31, 2006 and December 31, 2005, respectively.

Loss provision on contracts
The Company has recognized $33,957 of estimated losses related to two projects in Nigeria as of December 31, 2006.

Contingencies, Commitments and Other Circumstances
At December 31, 2006, other assets and accounts receivable of the Discontinued Operations include anticipated recoveries from insurance or third parties of $1,191 primarily related to the repair of pipelines. The Company believes the recovery of these costs from insurance or other parties is probable. Actual recoveries may vary from these estimates.

At December 31, 2006, the Company had approximately $22,625 of letters of credit outstanding associated with the Discontinued Operations representing the maximum amount of future payments the Company could be required to make. See Note 13—Contingencies, Commitments and Other Circumstances for additional information on letters of credit and insurance bonds. The Company had no liability recorded as of December 31, 2006, related to these commitments.

3.	ACCOUNTS RECEIVABLE

Accounts receivable, net as of December 31, 2006 and 2005 is comprised of the following:

	2006	2005

Trade	$109,880	$58,683
Contract retention	14,637	6,063
Unbilled revenue	12,598	14,766
Other receivables	587	5,007

Total accounts receivable	137,702	84,519
Less—Allowance for doubtful accounts	(598)	(516)

Total accounts receivable, net	$137,104	$84,003

The Company expects all accounts receivable to be collected within one year. The provision (credit) for bad debts included in “Other, net” on the Consolidated Statement of Operations was $517, $586 and $(262) for the years ended December 31, 2006, 2005 and 2004, respectively.

4.	CONTRACTS IN PROGRESS

Contract costs and recognized income not yet billed on uncompleted contracts arise when revenues have been recorded but the amounts cannot be billed under the terms of the contracts. Such amounts are recoverable from customers upon various measures of performance, including achievement of certain milestones, completion of specified units or completion of the contract. Also included in contract cost and recognized income not yet billed on uncompleted contracts are amounts the Company seeks to collect from customers for change orders approved in scope but not for price associated with that scope change (unapproved change orders). Revenue for these amounts are recorded equal to cost incurred

Notes to consolidated financial statements

when realization of price approval is probable and the estimated amount is equal to or greater than the Company’s cost related to the unapproved change order. Unapproved change orders involve the use of estimates, and it is reasonably possible that revisions to the estimated recoverable amounts of recorded unapproved change orders may be made in the near-term. If the Company does not successfully resolve these matters, a net expense (recorded as a reduction in revenues), may be required, in addition to amounts that have been previously provided for.

Contract cost and recognized income not yet billed and related amounts billed as of December 31, 2006 and 2005 were as follows:

	2006	2005

Costs incurred on contracts in progress	$188,030	$122,935
Recognized income	12,039	6,818

	200,069	129,753
Progress billings and advance payments	(203,989)	(123,476)

	$(3,920)	$6,277

Contract cost and recognized income not yet billed	$11,027	$7,619
Contract billings in excess of cost and recognized income	(14,947)	(1,342)

	$(3,920)	$6,277

Contract cost and recognized income not yet billed includes $1,191 and $1,470 at December 31, 2006 and 2005, respectively, on completed contracts.

5.  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, which are used to secure debt or are subject to lien, at cost, as of December 31, 2006 and 2005 were as follows:

	2006	2005

Construction equipment	$53,932	$47,773
Furniture and equipment	28,378	27,931
Land and buildings	26,047	25,018
Transportation equipment	20,874	21,612
Leasehold improvements	14,956	13,768
Marine equipment	101	190

	144,288	136,292
Less accumulated depreciation and amortization	(78,941)	(76,586)

	$65,347	$59,706

Included in land and buildings is $1,446 and $0 at December 31, 2006 and 2005, respectively, for the cost of property which has been capitalized under capital leases. Additionally, included in construction equipment is $10,662 and $0 at December 31, 2006 and 2005, respectively, for the cost of new construction equipment which has been capitalized under capital leases.

Notes to consolidated financial statements

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities as of December 31, 2006 and 2005 were as follows:

	2006	2005

Trade accounts payable	$81,823	$49,745
Payroll and payroll liabilities	18,312	12,703
Advances	16,566	983
Minority interest	791	487
Provision for loss contracts costs	494	619
Other accrued liabilities	4,366	3,062

	$122,352	$67,599

As of December 31, 2006 the advances account included $16,532 of non-refundable payments to be applied to the sale of the Nigeria assets and operations. See Note 17—Subsequent Events, for discussion of the sale.

7.	LONG-TERM DEBT

Long-term debt as of December 31, 2006 and 2005 were as follows:

	2006	2005

6.5% senior convertible notes	$84,500	$65,000
2.75% convertible senior notes	70,000	70,000
Capital lease obligations	11,601	384
Other obligations	51	2,636
2006 Credit Facility	—	—

Total debt	166,152	138,020
Less current portion	(4,575)	(2,680

Long-term debt	$161,577	$135,340

2006 Credit Facility
On October 27, 2006, Willbros USA, Inc., a wholly-owned subsidiary of the Company, entered into a new $100,000 three-year senior secured synthetic credit facility (the “2006 Credit Facility”) with a group of lenders led by Calyon New York Branch (“Calyon”). The 2006 Credit Facility replaces the Company’s 2004 Credit Facility. The Company may elect to increase the total capacity under the 2006 Credit Facility to $150,000, with consent from Calyon. The Company currently has a commitment from Calyon, which expires August 7, 2007 to underwrite an increase to the 2006 Credit Facility by $25,000 subject to certain terms and conditions. The Company will increase the 2006 Credit Facility only if it has requirements to issue letters of credit in excess of $100,000. The 2006 Credit Facility may be used for standby and commercial letters of credit, borrowings or a combination thereof. Borrowings, which may be made up to $25,000 less the amount of any letter of credit advances or financial letters of credit, must be repaid at least once a year and no new revolving advances made for a period of 10 consecutive business days thereafter.

Fees payable under the 2006 Credit Facility include a facility fee at a rate per annum equal to 5.0 percent of the 2006 Credit Facility capacity, payable quarterly in arrears (the facility fee will be reduced to 2.75 percent if the Company obtains a rating from S&P and Moody’s greater than B and B2, respectively), and a letter of credit fee equal to 0.125 percent per annum of aggregate commitments. Interest on any borrowings is payable quarterly in arrears at the adjusted base rate minus 1.00 percent or at a Eurodollar rate at the Company’s option. The 2006 Credit Facility is collateralized by substantially all of the Company’s assets, including stock of the Company’s principal subsidiaries. The

Notes to consolidated financial statements

2006 Credit Facility contains a requirement for the maintenance of a $10,000 minimum cash balance, prohibits the payment of cash dividends and includes customary affirmative and negative covenants, such as limitations on the creation of certain new indebtedness and liens, restrictions on certain transactions and payments and maintenance of a maximum senior leverage ratio, a minimum fixed charge coverage ratio and minimum tangible net worth requirement. A default may be triggered by events such as failure to comply with financial covenants or other covenants, a failure to make payments when due, a failure to make payments when due in respect of or a failure to perform obligations relating to debt obligations in excess of $5,000, a change of control of the Company or certain insolvency proceedings as defined by the 2006 Credit Facility. The 2006 Credit Facility is guaranteed by the Company and certain other subsidiaries. Unamortized costs associated with the creation of the 2006 Credit Facility total $1,986 and are included in other assets at December 31, 2006. These costs are being amortized to general and administrative expense over the three-year term of the credit facility ending October 2009.

As of December 31, 2006, there were no borrowings outstanding under the 2006 Credit Facility and there were $64,545 in outstanding letters of credit, consisting of $41,920 issued for projects in continuing operations and $22,625 issued for projects related to discontinued operations.

6.5% Senior Convertible Notes
On December 22, 2005, the Company entered into a purchase agreement (the “Purchase Agreement”) for a private placement of $65,000 aggregate principal amount of its 6.5% Senior Convertible Notes due 2012 (the “6.5% Notes”). The private placement closed on December 23, 2005. During the first quarter of 2006, the initial purchasers of the 6.5% Notes exercised their options to purchase an additional $19,500 aggregate principal amount of the 6.5% Notes. Collectively, the primary offering and the purchase option of the 6.5% Notes total $84,500. The net proceeds of the offering were used to retire existing indebtedness and provide additional liquidity to support working capital needs.

The 6.5% Notes are governed by an indenture dated December 23, 2005 and were entered into by and among the Company, as issuer, Willbros USA, Inc., as guarantor (“WUSAI”), and The Bank of New York, as Trustee (the “Indenture”), and were issued under the Purchase Agreement by and among the Company and the initial purchasers of the 6.5% Notes (the “Purchasers”), in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”).

Pursuant to the Purchase Agreement, the Company and WUSAI have agreed to indemnify the Purchasers, their affiliates and agents, against certain liabilities, including liabilities under the Securities Act.

The 6.5% Notes are convertible into shares of the Company’s common stock at a conversion rate of 56.9606 shares of common stock per $1,000.00 principal amount of notes (representing a conversion price of approximately $17.56 per share resulting in 4,813,171 shares at December 31, 2006), subject to adjustment in certain circumstances. The 6.5% Notes are general senior unsecured obligations. Interest is to be paid semi-annually on June 15 and December 15, beginning June 15, 2006.

The 6.5% Notes mature on December 15, 2012 unless the notes are repurchased or converted earlier. The Company does not have the right to redeem the 6.5% Notes. The holders of the 6.5% Notes have the right to require the Company to purchase the 6.5% Notes for cash, including unpaid interest, on December 15, 2010. The holders of the 6.5% Notes also have the right to require the Company to purchase the 6.5% Notes for cash upon the occurrence of a fundamental change, as defined in the Indenture. In addition to the amounts described above, the Company will be required to pay a “make-whole premium” to the holders of the 6.5% Notes who elect to convert their notes into the Company’s common stock in connection with the fundamental change. The make-whole premium is payable in addition to shares of common stock and is calculated based on a formula with the premium ranging from 0 percent to 31.4 percent depending on when the fundamental change occurs and the price of the Company’s stock at the time the fundamental change occurs.

Notes to consolidated financial statements

Upon conversion of the 6.5% Notes, the Company has the right to deliver, in lieu of shares of its common stock, cash or a combination of cash and shares of its common stock. Under the indenture, the Company is required to notify holders of the 6.5% Notes of its method for settling the principal amount of the 6.5% Notes upon conversion. This notification, once provided, is irrevocable and legally binding upon the Company with regard to any conversion of the 6.5% Notes. On March 21, 2006, the Company notified holders of the 6.5% Notes of its election to satisfy its conversion obligation with respect to the principal amount of any 6.5% Notes surrendered for conversion by paying the holders of such surrendered 6.5% Notes 100 percent of the principal conversion obligation in the form of common stock of the Company. Until the 6.5% Notes are surrendered for conversion, the Company will not be required to notify holders of its method for settling the excess amount of the conversion obligation relating to the amount of the conversion value above the principal amount, if any. In the event of a default of $10,000 or more on any credit agreement, including the 2004 Credit Facility and the 2.75% Notes, a corresponding event of default would result under the 6.5% Notes. Unamortized debt issuance costs of $4,103 and $698 associated with the 6.5% Notes are included in other assets at December 31, 2006 and 2005, respectively, and are being amortized over the seven-year period ending December 2012.

2.75% Convertible Senior Notes
On March 12, 2004, the Company completed a primary offering of $60,000 of 2.75% Convertible Senior Notes (the “2.75% Notes”). On April 13, 2004, the initial purchasers of the 2.75% Notes exercised their option to purchase an additional $10,000 aggregate principal amount of the notes. Collectively, the primary offering and purchase option of the 2.75% Notes totaled $70,000. The 2.75% Notes are general senior unsecured obligations. Interest is paid semi-annually on March 15 and September 15 and payments began on September 15, 2004. The 2.75% Notes mature on March 15, 2024 unless the notes are repurchased, redeemed or converted earlier. The Company may redeem the 2.75% Notes for cash on or after March 15, 2011, at 100 percent of the principal amount of the notes plus accrued interest. The holders of the 2.75% Notes have the right to require the Company to purchase the 2.75% Notes, including unpaid interest, on March 15, 2011, 2014, and 2019 or upon a change of control related event. On March 15, 2011 or upon a change in control event, the Company must pay the purchase price in cash. On March 15, 2014 and 2019, the Company has the option of providing its common stock in lieu of cash or a combination of common stock and cash to fund purchases. The holders of the 2.75% Notes may, under certain circumstances, convert the notes into shares of the Company’s common stock at an initial conversion ratio of 51.3611 shares of common stock per $1,000.00 principal amount of notes (representing a conversion price of approximately $19.47 per share resulting in 3,595,277 shares at December 31, 2006 subject to adjustment in certain circumstances). The notes will be convertible only upon the occurrence of certain specified events including, but not limited to, if, at certain times, the closing sale price of the Company’s common stock exceeds 120 percent of the then current conversion price, or $23.36 per share, based on the initial conversion price. In the event of a default under any Company credit agreement other than the indenture covering the 2.75% Notes, (1) in which the Company fails to pay principal or interest on indebtedness with an aggregate principal balance of $10,000 or more; or (2) in which indebtedness with a principal balance of $10,000 or more is accelerated, an event of default would result under the 2.75% Notes.

On June 10, 2005, the Company received a letter from a law firm representing an investor claiming to be the owner of in excess of 25 percent of the 2.75% Notes asserting that, as a result of the Company’s failure to timely file with the SEC its 2004 Form 10-K and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, it was placing the Company on notice of an event of default under the indenture dated as of March 12, 2004 between the Company, as issuer, and JPMorgan Chase Bank, N.A., as trustee (the “Indenture”), which governs the 2.75% Notes. The Company indicated that it did not believe that it had failed to perform its obligations under the relevant provisions of the Indenture referenced in the letter. On August 19, 2005, the Company entered into a settlement agreement with the

Notes to consolidated financial statements

beneficial owner of the 2.75% Notes on behalf of whom the notice of default was sent, pursuant to which the Company agreed to use commercially reasonable efforts to solicit the requisite vote to approve an amendment to the Indenture (the “Indenture Amendment”). The Company obtained the requisite vote and on September 22, 2005, the Indenture Amendment became effective.

The Indenture Amendment extended the initial date on or after which the 2.75% Notes may be redeemed by the Company to March 15, 2013 from March 15, 2011. In addition, a new provision was added to the Indenture which requires the Company, in the event of a “fundamental change” which is a change of control event in which 10 percent or more of the consideration in the transaction consists of cash to make a coupon make-whole payment equal to the present value (discounted at the U.S. treasury rate) of the lesser of (a) two years of scheduled payments of interest on the 2.75% Notes or (b) all scheduled interest on the 2.75% Notes from the date of the transaction through March 15, 2013. Unamortized debt issue costs of $2,175 and $2,714 associated with the 2.75% Notes are included in other assets at December 31, 2006 and 2005, respectively, and are being amortized over the seven-year period ending March 2011.

2004 Credit Facility
On March 12, 2004, the existing $125,000 June 2002 credit agreement was amended, restated and increased to $150,000 (the “2004 Credit Facility”). Although the 2004 Credit Facility was scheduled to mature on March 12, 2007, it was replaced in October 2006 when the Company secured the 2006 Credit Facility (see “2006 Credit Facility” above). The 2004 Credit Facility could be used for standby and commercial letters of credit, borrowings or a combination thereof. Borrowings were limited to the lesser of 40 percent of the borrowing base or $30,000. Interest was payable quarterly at a base rate plus a margin ranging from 0.75 percent to 2.00 percent or on a Eurodollar rate plus a margin ranging from 1.75 percent to 3.00 percent. The 2004 Credit Facility was collateralized by substantially all of the Company’s assets, including stock of the Company’s principal subsidiaries, prohibited the payment of cash dividends and required the Company to maintain certain financial ratios. The borrowing base was calculated using varying percentages of cash, accounts receivable, accrued revenue, contract cost and recognized income not yet billed, property, plant and equipment, and spare parts. Unamortized debt issue costs of $982 associated with the 2004 Credit Facility are included in other assets at December 31, 2005.

As of October 27, 2006 the Company terminated the 2004 Credit Facility with no borrowings outstanding and reissued the letters of credit outstanding under the 2006 Credit Facility. There were $54,928 of letters of credit outstanding as of December 31, 2005.

2004 Credit Facility Waivers
In January 2005, the Company obtained a Consent and Waiver from its syndicated bank group, covering a period through June 29, 2005, waiving certain defaults and covenants which related to the filing of tax returns, the payment of taxes when due, tax liens and legal proceedings against the Company related to a tax assessment in Bolivia. Additional Consent and Waivers were obtained from the syndicated bank group as of April 8 and June 13, 2005 with respect to these defaults and non-compliance with certain financial covenants as of June 13, 2005.

On July 19, 2005, the Company entered into a Second Amendment and Waiver Agreement (“Waiver Amendment”) of the 2004 Credit Facility with the bank group to obtain continuing waivers regarding its non-compliance with certain financial and non-financial covenants in the 2004 Credit Facility. Under the terms of the Waiver Amendment, the total credit availability under the 2004 Credit Facility was reduced to $100,000 as of the effective date of the Waiver Amendment. Subject to certain conditions, the bank group agreed to permanently waive all existing and probable technical defaults under the 2004 Credit Facility as long as the Company submitted year-end 2004 financial statements and interim financial statements for the quarters ended March 31 and June 30, 2005 by September 30, 2005. These

Notes to consolidated financial statements

conditions relate primarily to submissions of various financial statements and other financial and borrowing base related information.

The Waiver Amendment also modified certain of the ongoing financial covenants under the 2004 Credit Facility and established a requirement that the Company maintain a minimum cash balance of $15,000. Until such time as the waiver became permanent, the Company had certain additional reporting requirements, including periodic cash balance reporting. In addition, the Waiver Amendment prohibited the Company from borrowing cash under the 2004 Credit Facility until the waiver became permanent. The Company was not able to submit the referenced statements by September 30, 2005; therefore, the waiver did not become permanent.

During the period from November 23, 2005 to June 14, 2006, the Company entered into four additional amendments and waivers to the 2004 Credit Facility with its syndicated bank group to waive non-compliance with certain financial and non-financial covenants. Among other things, the amendments provided that (1) certain financial covenants and reporting obligations were waived and/or modified to reflect the Company’s current and anticipated future operating performance, (2) the ultimate reduction of the facility to $70,000 for issuance of letter of credit obligations only, and (3) a requirement for the Company to maintain a minimum cash balance of $15,000.

On August 18, 2006 the Company entered into a Sixth Amendment and Temporary Waiver Agreement (the “Sixth Amendment”) which waived the Company’s failure to comply with certain financial covenants of the 2004 Credit Facility during the fiscal quarter ended June 30, 2006 until the earlier of (i) September 30, 2006 or (ii) the occurrence of a “waiver default,” which is a breach by the Company of any covenant, a material breach of any representation and warranty or the occurrence of any default or event of default under the 2004 Credit Facility, other than the defaults which were temporarily waived by the Sixth Amendment. The Sixth Amendment further amended the 2004 Credit Facility to reduce the total commitment to $50,000 and provided for a letter of credit limit of $50,000 less the face amount of letters of credit issued prior to August 18, 2006, and provided that each new letter of credit must be fully cash collateralized and that a letter of credit fee of 0.25 percent be paid for each cash collateralized letter of credit. The Sixth Amendment expired on September 30, 2006, and availability under the 2004 Credit Facility was reduced to zero. On October 27, 2006, the Company entered into a new $100,000 synthetic credit facility and reissued under this facility all the then outstanding letters of credit (see “2006 Credit Facility” above).

Capital leases
Assets held under capital leases are summarized below:

	December 31,
	2006	2005

Construction equipment	$10,662	$—
Land and buildings	1,446	—
Furniture and equipment	535	535

Total assets held under capital lease	12,643	535
Less accumulated amortization	(1,572)	(312)

Net assets under capital lease	$11,071	$223

Notes to consolidated financial statements

The following are the minimum lease payments for assets financed under capital lease arrangements as of December 31, 2006:

Fiscal year:
2007	$5,480
2008	4,198
2009	3,466
2010	—
2011	—
Thereafter	—

Total minimum lease payments under capital leases	13,144
Less: interest expense	(1,543)

Net minimum lease payments under capital leases	11,601
Less: current portion of net minimum lease payments	(4,524)

Long-term net minimum lease payments	$7,077

Other obligations
The Company has various notes payable, generally related to equipment financing, and local revolving credit facilities. All are at market interest rates, and are collateralized by certain vehicles, equipment and/or real estate.

The Company has unsecured credit facilities with banks in certain countries outside the United States. Borrowings in the form of short-term notes and overdrafts are made at competitive local interest rates. Generally, each line is available only for borrowings related to operations in a specific country. Credit available under these facilities is approximately $4,582 at December 31, 2006. There were no outstanding borrowings made under these facilities at December 31, 2006 or 2005.

8.  RETIREMENT BENEFITS

The Company has defined contribution plans that are funded by participating employee contributions and the Company. The Company matches employee contributions, up to a maximum of four percent of salary, in the form of cash. All contributions in the form of WGI common stock were suspended in 2005, and removed as an option on January 9, 2006. Company contributions for the plans were $1,761, $1,909, and $1,423 (including WGI common stock valued at $0, $80 and $221) in 2006, 2005 and 2004, respectively.

9.  INCOME TAXES

The tax regimes of the countries in which the Company operates affect the consolidated income tax provision of the Company and its effective tax rate. The effective consolidated tax rate differs from the United States (“U.S.”) federal statutory rate as tax rates and methods of determining taxes payable are different in each country. Moreover, losses from one country generally cannot be used to offset taxable income from another country and, in some cases, certain expenses are not deductible for tax purposes.

Notes to consolidated financial statements

Income (loss) before income taxes and the provision (benefit) for income taxes in the consolidated statements of operations consist of:

	Year ended December 31,
	2006	2005	2004

Income (loss) before income taxes:
Other countries	$(15,468)	$(27,977)	$16,100
United States	(4,259)	(816)	(10,831)

	$(19,727)	$(28,793)	$5,269

	Year ended December 31,
	2006	2005	2004

Provision (benefit) for income taxes:
Current provision (benefit):
Other countries	$901	$305	$564
United States:
Federal	368	(1,214)	(3,369)
State	737	931	323

	2,006	22	(2,482)

Deferred tax expense (benefit):
Other countries	1,644	(1,317)	2,087
United States	(1,342)	2,963	(632)

	302	1,646	(1,455)

Total provision (benefit) for income taxes	$2,308	$1,668	$(1,027)

The provision for income taxes has been determined based upon the tax laws and rates in the countries in which operations are conducted and income is earned. The Company and many of its subsidiaries are Panamanian companies. Panamanian tax law is based on territorial principles and does not impose income tax on income earned outside of Panama.

The Company’s principal international operations are in Oman. The Company’s subsidiary in Oman is subject to a corporate income tax rate of 12 percent.

In 2004, the Company had foreign earnings which were non-taxable due to exemptions or tax holidays in certain countries. Non-taxable foreign earnings for taxable year 2004 were $5,066. The Company did not have any non-taxable foreign earnings for taxable years 2005 and 2006.

The Company’s subsidiaries operating in the United States are subject to federal income tax rates up to 35 percent and varying state income tax rates and methods of computing tax liabilities. For 2006, the Company’s subsidiaries operating in Canada are subject to a federal income tax rate of 22.12 percent and a provincial income tax of 10.37 percent.

Notes to consolidated financial statements

A reconciliation of the differences between the provision for income tax computed at the appropriate statutory rates and the reported provision for income taxes is as follows:

	Year ended December 31,
	2006	2005	2004

Income tax provision at statutory rate (Panama)	$—	$—	$—
Taxes on foreign earnings at greater than Panama rate	2,230	(2,063)	4,246
Taxes on U.S. earnings at greater than Panama rate	(1,785)	108	(3,537)
U.S. state taxes	527	1,201	(142)
U.S. and Canadian permanent tax adjustments	1,336	1,132	—
U.S. alternative minimum tax	—	239	—
Change in valuation allowance	—	1,051	(1,594)

	$2,308	$1,668	$(1,027)

The Company has total net tax assets equal to $6,173. The Company is owed tax refunds of $3,436, which have been included in the Company’s prepaid expenses. These refunds were primarily the result of the Company’s ability to carry a significant portion of losses recognized in 2004 back to 2002 in order to offset taxable income recognized in that year. For 2006, the Company owes various federal and state/provincial tax authorities $1,669, and this amount is included in accrued income taxes.

The Company has net deferred tax assets of $5,064 at December 31, 2006. The principal components of the Company’s net deferred tax assets are:

	December 31,
	2006	2005

Deferred tax assets:
Self insured medical accrual	$304	$211
Accrued vacation	594	637
Non-U.S. tax net operating loss carry forwards	12,410	15,404
U.S. tax net operating loss carry forwards	2,570	449
Alternative minimum tax	—	239
Deferred compensation	2,284	753
Debt issue cost amortization	—	297
Estimated loss	897	—
Other	143	469

Gross deferred tax assets	19,202	18,459
Valuation allowance	(12,410)	(14,212)

Deferred tax assets, net of valuation allowance	6,792	4,247
Deferred tax liabilities:
Property, plant and equipment	(786)	(113)
Prepaid expenses	(941)	—
Other	(1)	—
Deferred tax liabilities	(1,728)	(113)

Net deferred tax assets	$5,064	$4,134

Notes to consolidated financial statements

The net deferred tax assets by geographical location are as follows:

	December 31,
	2006	2005

United States	$5,144	$2,669
Other countries	(80)	1,465

Net deferred tax assets	$5,064	$4,134

The ultimate realization of deferred tax assets related to net operating loss carry forwards (including state net operating loss carry forwards) is dependent upon the generation of future taxable income in a particular tax jurisdiction during the periods in which the use of such net operating losses are allowed. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. In 2006, the Company utilized United States and Canada federal net operating losses of $14,854 and utilized state/provincial net operating losses of $4,236.

At December 31, 2006, the Company has remaining U.S. net operating loss carry forwards of $6,741 and state net operating loss carry forwards of $7,769. The Company’s federal net operating losses expire in 2013. A state net operating loss generally expires after five years in which the net operating loss was incurred. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the net operating losses can be utilized to offset taxable income, management believes that the Company will realize the tax benefits of $2,564 from these loss carry forwards.

We note that the Company’s U.S. subsidiaries report taxable income on a consolidated tax return, which includes income from discontinued operations. The net operating losses of the consolidated group are shared by each subsidiary in the consolidated group, including the Willbros Mt. West subsidiary in which a portion of its operations were discontinued. The table of deferred tax assets set forth above for 2005 reflected only a portion of the federal net operating loss that could have been used by the Company’s U.S. subsidiaries continuing operations. Net operating losses in the amount of $10,269 for 2005 were allocated to discontinued operations in order to offset any taxable gain derived from the sale of the Opal TXP-4 gas production facility. However, based on the Company’s tax position, the net operating losses previously allocated to discontinued operations, were allocated instead to continuing operations, thereby increasing the Company’s net operating loss deferred tax asset.

The Company also has net operating loss carry forwards derived in the United Kingdom, Bolivia, and Pakistan of $43,154 as set forth below. The tax benefit from these net operating losses has been fully reserved and the total valuation allowance at December 31, 2006 is $43,154. The Company also has written off previously recorded tax assets fully reserved for because the Company does not have work planned in those countries in the future, there is no risk of a future taxable event, and/or net operating loss carry forwards have expired.

United Kingdom	$31,783	(16,167 Pounds)
Bolivia	11,281	(93,602 Bolivianos)
Pakistan	90	(5,485 Rupees)

Total	$43,154

10.  STOCKHOLDERS’ EQUITY

Private sale of equity

On October 27, 2006, the Company completed a private placement of equity to certain accredited investors pursuant to which the Company issued and sold 3,722,360 shares of the Company’s common stock resulting in net proceeds of $48,748. The selling price was $14.00 per share which was a discount

Notes to consolidated financial statements

of approximately 10 percent based on the Company’s closing stock price of $15.50 on October 24, 2006. Net proceeds will be used for general corporate purposes primarily to support the start up of several new projects in the United States and Canada. In conjunction with the private placement the Company also issued warrants to purchase an additional

558,354 shares of the Company’s common stock. Each warrant is exercisable, in whole or in part, until 60 months from the date of issuance. A warrant holder may elect to exercise the warrant by delivery of payment to the Company at the exercise price of $19.03 per share, or pursuant to a cashless exercise as provided in the warrant agreement. The fair value of the warrants was $3,423 on the date of the grant, as calculated using the Black-Scholes option pricing model. At December 31, 2006, all warrants to purchase common stock remained outstanding.

Stockholder rights plan

On April 1, 1999, the Company adopted a Stockholder Rights Plan and declared a distribution of one Preferred Share Purchase Right (“Right”) on each outstanding share of the Company’s common stock. The distribution was made on April 15, 1999 to stockholders of record on that date. The Rights expire on April 14, 2009.

The Rights are exercisable only if a person or group acquires 15 percent or more of the Company’s common stock or announces a tender offer the consummation of which would result in ownership by a person or group of 15 percent or more of the common stock. Each Right entitles stockholders to buy one one-thousandth of a share of a series of junior participating preferred stock at an exercise price of $30.00 per share.

If the Company is acquired in a merger or other business combination transaction after a person or group has acquired 15 percent or more of the Company’s outstanding common stock, each Right entitles its holder to purchase, at the Right’s then-current exercise price, a number of acquiring company’s common shares having a market value of twice such price. In addition, if a person or group acquires 15 percent or more of the Company’s outstanding common stock, each Right entitles its holder (other than such person or members of such group) to purchase, at the Right’s then-current exercise price, a number of the Company’s common shares having a market value of twice such price.

Prior to the acquisition by a person or group of beneficial ownership of 15 percent or more of the Company’s common stock, the Rights are redeemable for one-half cent per Right at the option of the Company’s Board of Directors.

Stock ownership plans

The information contained in this note pertains to continuing and discontinued operations.

During May 1996, the Company established the Willbros Group, Inc. 1996 Stock Plan (the “1996 Plan”) with 1,125,000 shares of common stock authorized for issuance to provide for awards to key employees of the Company, and the Willbros Group, Inc. Director Stock Plan (the “Director Plan”) with 125,000 shares of common stock authorized for issuance to provide for the grant of stock options to non-employee directors. The number of shares authorized for issuance under the 1996 Plan, and the Director Plan, was increased to 4,075,000 and 225,000, respectively, by stockholder approval. The Director Plan expired August 14, 2006, In 2006, the Company established the 2006 Director Restricted Stock Plan (the 2006 Director Plan) with 50,000 shares authorized for issuance to grant shares of restricted stock to non-employee directors.

Restricted stock and restricted stock rights, also described collectively as restricted stock units (“RSU’s”), and options granted under the 1996 Plan vest generally over a three to four year period. Options granted under the Director Plan vest six months after the date of grant. Restricted stock granted under the 2006 Director Plan vests one year after the date of grant. At December 31, 2006, the

Notes to consolidated financial statements

1996 Plan had 791,236 shares and the 2006 Director Plan had 46,884 shares available for grant. There are an additional 356,000 shares in the 2006 Stock Plan reserved for future grants required under employment agreements. Certain provisions allow for accelerated vesting based on increases of share prices and on eligible retirement. During the year ended December 31, 2006, $3,247 of compensation expense was recognized due to accelerated vesting of RSU’s due to retirements and separation from the Company.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123R using the modified prospective application method. Under this method, compensation cost recognized during the year ended December 31, 2006 includes the applicable amounts of: (a) compensation expense of all share-based payments granted prior to, but not yet vested as of, January 1, 2006 (based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, and previously presented in the pro forma footnote disclosures in the Company’s SEC reports), and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006 (based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R). The Company uses the Black-Scholes valuation method to determine the fair value of stock options granted as of the grant date. Results for prior periods have not been adjusted.

As a result of adopting SFAS No. 123R, the loss from continuing operations before income taxes and the net loss for the year ended December 31, 2006 both increased by $518 due to the additional compensation expense recorded. For the year ended December 31, 2006, basic and diluted earnings per share were both negatively impacted by $.02 due to the implementation of SFAS No. 123R.

Share-based compensation related to RSU’s is recorded based on the Company’s stock price as of the grant date. Recognition of share-based compensation related to RSU’s was not impacted by the adoption of SFAS No. 123R. Expense from both stock options and RSU’s totaled $7,240, for the year ended December 31, 2006. The Company had no tax benefits related to either stock options or RSU’s during the year ended December 31, 2006.

Prior to January 1, 2006, the Company accounted for awards granted under the stock ownership plans following the recognition and measurement principles of Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees,” and related Interpretations, as permitted by SFAS No. 123. Because it is the Company’s policy to grant stock options at the market price on the date of grant, the intrinsic value of these grants was zero and, therefore, no compensation expense was recorded. Under the modified prospective application method, results for prior periods have not been adjusted to reflect the effects of implementing SFAS No. 123R. The following pro forma information is presented for comparative purposes and illustrates the pro forma effect on net loss and net loss per share as if the Company had applied the fair value recognition provisions of SFAS No. 123 to share-based compensation prior to January 1, 2006:

	Year ended December 31,
	2005	2004

Net loss as reported	$(38,780)	$(20,815)
Add stock-based employee compensation included in net income	2,558	606
Less stock-based employee compensation determined under fair value method	(3,098)	(1,431)

Pro forma net loss	$(39,320)	$(21,640)

Loss per share:
Basic, as reported	$(1.82)	$(0.99)

Basic, pro forma	$(1.85)	$(1.03)

Diluted, as reported	$(1.82)	$(0.99)

Diluted, pro forma	$(1.85)	$(1.03)

Notes to consolidated financial statements

The fair value of granted options was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Year ended December 31,
	2006	2005	2004

Weighted average grant date fair value	$6.36	$6.75	$4.02
Weighted average assumptions used:
Expected option life in years	3.50	3.00	3.00
Risk-free interest rate	4.56%	2.28%	0.97%
Dividend yield	—	—	—
Volatility	44.05%	43.61%	45.41%

Volatility is calculated using an analysis of historical volatility. The Company believes that the historical volatility of the Company’s stock is the best method for estimating future volatility. The expected lives of options are determined based on the Company’s historical share option exercise experience. The Company believes the historical experience method is the best estimate of future exercise patterns currently available. The risk-free interest rates are determined using the implied yield currently available for zero-coupon U.S. government issues with a remaining term equal to the expected life of the options.

The Company’s stock option activity and related information consist of:

	Year ended December 31,
	2006		2005		2004
		Weighted-		Weighted-		Weighted-
		average		average		average
	Shares	exercise price	Shares	exercise price	Shares	exercise price

Outstanding, beginning of year	887,270	$11.76	954,020	$11.57	1,447,399	$10.68
Granted	250,000	17.06	30,000	21.19	45,000	12.73
Exercised	296,520	11.41	33,750	10.09	478,879	8.69
Forfeited	34,000	13.68	63,000	13.47	59,500	13.67

Outstanding, end of year	806,750	$13.46	887,270	$11.76	954,020	$11.57

Exercisable at end of year	604,250	$12.20	864,020	$11.83	926,520	$11.59

As of December 31, 2006, the aggregate intrinsic value of stock options outstanding and stock options exercisable was $4,450 and $4,106, respectively. The weighted average remaining contractual term of outstanding options is 6.00 years and the weighted average remaining contractual term of the exercisable options is 4.84 years at December 31, 2006. The total intrinsic value of options exercised was $2,639, $298 and $3,689 during the years ended December 31, 2006, 2005 and 2004 respectively. There was no tax benefit realized related to those exercises.

The total fair value of options vested during the years ended December 31, 2006, 2005, and 2004 was $357, $829 and $1,059, respectively.

Notes to consolidated financial statements

The Company’s nonvested options at December 31, 2006 and the changes in nonvested options during the year ended December 31, 2006 are as follows:

		Weighted-
		average
		grant-date
	Shares	fair value

Nonvested, beginning of year	23,250	$3.79
Granted	250,000	6.36
Vested	67,000	5.33
Forfeited or expired	3,750	6.67

Nonvested, end of year	202,500	$6.40

The Company’s RSU activity and related information consist of:

	Year ended December 31,
	2006		2005		2004
		Weighted-		Weighted-		Weighted-
		average		average		average
		grant-date		grant-date		grant-date
	Shares	fair value	Shares	fair value	Shares	fair value

Outstanding, beginning of year	441,375	$19.61	209,500	$2.64	—	$0.00
Granted	278,116	17.86	343,000	22.31	226,500	12.62
Vested, shares released	402,250	19.76	48,375	12.88	—	0.00
Forfeited	17,125	17.59	62,750	16.32	17,000	12.38

Outstanding, end of year	300,116	$17.85	441,375	$19.61	209,500	$12.64

The RSU’s outstanding at December 31, 2006 include 225,000 RSU’s which are vested but have a deferred share issuance date. The total fair value of RSU’s vested during the years ended December 31, 2006 and 2005 was $6,990 and $1,583 respectively.

As of December 31, 2006, there was a total of $4,151 of unrecognized compensation cost, net of estimated forfeitures, related to all non-vested share-based compensation arrangements granted under the Company’s stock ownership plans. That cost is expected to be recognized over a weighted-average period of 1.64 years.

In March 2002, certain officers of the Company borrowed a total of $1,307 under the Employee Stock Purchase Program, which permitted selected executives and officers (exclusive of the Chief Executive Officer) to borrow from the Company up to 100 percent of the funds required to exercise vested stock options. The loans are full recourse, non-interest bearing for a period of up to five years and are collateralized by the related stock. The difference of $434 between the discounted value of the loans and the fair market value of the stock on the date of exercise, and $119 representing the difference between the exercise price of certain options and the fair market value of the stock was recorded as compensation expense at the date of exercise. The notes were recorded at the discounted value, and the discount was amortized as interest income over the periods the notes were outstanding. The net loans receivable are presented as a reduction of stockholders’ equity. The maximum loan amount any one officer may have outstanding under the Employee Stock Purchase Program is $250. In accordance with The Sarbanes-Oxley Act of 2002, the Company no longer makes loans to executive officers of the Company. All loans were settled in 2006.

Notes to consolidated financial statements

11.  INCOME (LOSS) PER COMMON SHARE

Basic and diluted income (loss) per common share are computed as follows:

	Year ended December 31,
	2006	2005	2004

Income (loss) from continuing operations applicable to common shares	$(22,035)	$(30,461)	$6,296

Weighted average number of common shares outstanding for basic income per share	22,440,742	21,258,211	20,922,002
Weighted average number of dilutive potential common shares outstanding	—	—	—

Weighted average number of common shares outstanding for diluted income per share	22,440,742	21,258,211	20,922,002

Income (loss) from continuing operations per common share:
Basic	$(0.98)	$(1.43)	$0.30

Diluted	$(0.98)	$(1.43)	$0.30

The Company incurred net losses for the years ended December 31, 2006 and 2005 and has therefore excluded the securities listed below from the computation of diluted income (loss) per share as the effect would be anti-dilutive:

	Year ended December 31,
	2006	2005	2004

2.75% Convertible Senior Notes	3,595,277	3,595,277	3,595,277
6.5% Senior Convertible Notes	4,813,171	3,702,439	—
Stock options	806,750	887,270	954,020
Warrants to purchase common stock	558,354	—	—
Restricted stock	274,241	275,000	166,000

	10,047,793	8,459,986	4,715,297

In accordance with Emerging Issues Task Force (“EITF”) Issue 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share,” the 8,408,448 shares issuable upon conversion of the convertible notes will be included in diluted income (loss) per share if those securities are dilutive, regardless of whether the market trigger prices of $19.47 and $17.56, respectively, have been met.

12.	SEGMENT INFORMATION

The Company’s segments are strategic business units that are managed separately as each has different operational requirements and strategies. Beginning the first quarter of 2007, the Company defines its operating segments based on the Company’s core lines of business rather than geographic markets as presented in prior periods. The Company’s operating segments are defined as the following reportable segments: Construction, Engineering, and Engineering, Procurement and Construction (“EPC”). The three reportable segments operate primarily in the United States, Canada, and the Middle East. Previously, the Company’s reportable segments were US & Canada and International. Prior period balances have been reclassified to reflect this change. Management evaluates the performance of each operating segment based on operating margin. The Company’s corporate operations include the general, administrative, and financing functions of the organization. The costs of these functions are allocated

Notes to consolidated financial statements

between the three operating segments. There are no material inter-segment revenues in the periods presented.

The tables below reflect the Company’s business segments as of and for the years ended December 31, 2006, 2005, and 2004:

	Year ended December 31, 2006
	Construction	Engineering	EPC*	Consolidated

Contract revenue	$421,270	$75,833	$46,156	$543,259
Operating expenses:
Contract	386,189	61,985	41,320	489,494
Depreciation and amortization	8,935	827	2,668	12,430
General and administrative	41,397	8,612	3,357	53,366

	436,521	71,424	47,345	555,290

Operating income (loss):	$(15,251)	$4,409	$(1,189)	$(12,031)

	Year ended December 31, 2005
	Construction	Engineering	EPC*	Consolidated

Contract revenue	$214,020	$43,194	$37,265	$294,479
Operating expenses:
Contract	199,151	39,592	27,329	266,072
Depreciation and amortization	8,389	1,065	2,234	11,688
General and administrative	32,959	6,123	3,268	42,350

	240,499	46,780	32,831	320,110

Operating income (loss):	$(26,479)	$(3,586)	$4,434	$(25,631)

	Year ended December 31, 2004
	Construction	Engineering	EPC*	Consolidated

Contract revenue	$226,662	$30,993	$15,139	$272,794
Operating expenses:
Contract	179,624	30,079	12,654	222,357
Depreciation and amortization	7,541	878	1,357	9,776
General and administrative	27,175	3,980	1,370	32,525

	214,340	34,937	15,381	264,658

Operating income (loss):	$12,322	$(3,944)	$(242)	$8,136

Capital expenditures by segment are presented below:

	Year ended December 31,
	2006	2005	2004

Construction	$9,396	$16,096	$6,057
Engineering	47	—	45
EPC	989	3,673	941
Corporate	1,832	5,342	8,690

Total	$12,264	$25,111	$15,733

Notes to consolidated financial statements

Total assets by segment are presented below:

	December 31,
	2006	2005

Construction	$196,166	$99,985
Engineering	15,346	11,270
EPC	15,170	14,448
Corporate	67,380	112,083

Total assets, continuing operations	$294,062	$237,786

Due to a limited number of major projects and clients, the Company may at any one time have a substantial part of its operations dedicated to one project, client and country.

Customers representing more than 10 percent of total contract revenue are as follows:

	Year ended December 31,
	2006	2005	2004

Customer A	13%	—%	—%
Customer B	11	—	—
Customer C	—	18	20
Customer D	—	—	10

	24%	18%	30%

Information about the Company’s operations in its work countries is shown below:

	Year ended December 31,
	2006	2005	2004

Contract revenue:
United States	$312,121	$214,252	$138,054
Canada	161,924	54,754	33,524
Oman	69,214	25,294	36,846
Ecuador	—	179	3,222
Iraq	—	—	54,029
Bolivia	—	—	6,368
Cameroon	—	—	336
Australia	—	—	415

	$543,259	$294,479	$272,794

	December 31,
	2006	2005

Long-lived assets:
United States	$33,115	$29,956
Canada	21,666	20,567
Oman	7,858	4,040
Bolivia	551	1,011
Other	2,157	4,132

	$65,347	$59,706

Notes to consolidated financial statements

13.	CONTINGENCIES, COMMITMENTS AND OTHER CIRCUMSTANCES

On January 6, 2005, J. Kenneth Tillery, then President of Willbros International, Inc. (“WII”), who was principally responsible for international operations, including Bolivian operations, resigned from the Company. Following Mr. Tillery’s resignation, the Audit Committee, working with independent outside legal counsel and forensic accountants retained by such legal counsel, commenced an independent investigation into the circumstances surrounding the Bolivian tax assessment and the actions of Mr. Tillery in other international locations. The Audit Committee’s investigation identified payments that were made by or at the direction of Mr. Tillery in Bolivia, Nigeria and Ecuador, which may have been in violation of the United States Foreign Corrupt Practices Act (“FCPA”) and other United States laws. The investigation also revealed that Mr. Tillery authorized numerous transactions between Company subsidiaries and entities in which he apparently held an ownership interest or exercised significant control (See Note 16—Related Party Transactions below). In addition, the Company has learned that certain acts carried out by Mr. Tillery and others acting under his direction with respect to a bid for work in Sudan may constitute facilitation efforts prohibited by U.S. law, a violation of U.S. trade sanctions and the unauthorized export of technical information.

The United States Securities and Exchange Commission (“SEC”) is currently conducting an investigation into whether the Company and others may have violated various provisions of the Securities Act of 1933 (the “Securities Act”) and the Securities Exchange Act of 1934 (the “Exchange Act”). The United States Department of Justice (“DOJ”) is investigating violations of the FCPA and other applicable laws. In addition, the United States Department of Treasury’s Office of Foreign Assets Control (“OFAC”) is commencing an investigation of the potentially improper facilitation and export activities.

The Company is cooperating fully with each of these investigations. If the Company or one of its subsidiaries is found to have violated the FCPA, that entity could be subject to civil penalties of up to $650 per violation and criminal penalties of up to the greater of $2,000 per violation or twice the gross pecuniary gain resulting from the improper conduct. If the Company or one of its subsidiaries is found to have violated trade sanctions or U.S. export restrictions, that entity could be subject to civil penalties of up to $11 per violation and criminal penalties of up to $250 per violation. There may be other penalties that could apply under other U.S. laws or the laws of foreign jurisdictions. While the consequences of these investigations on the Company and its subsidiaries are uncertain, the possible consequences include—but are not limited to—debarment from participating in future U.S. government contracts and from participating in certain U.S. export transactions default of existing credit facilities, restricted access to capital markets and insurance and harm to existing and future commercial relationships. The Company cannot predict the outcome of the investigations being conducted by the SEC, the DOJ and OFAC, including the Company’s exposure to civil or criminal fines or penalties, or other regulatory action which could have a material adverse effect on the Company’s business, financial condition and results of operations. In addition, the Company’s ability to obtain and retain business and to collect outstanding receivables in current or future operating locations could be negatively affected.

On May 18, 2005 a securities class-action lawsuit, captioned Legion Partners, LLP v. Willbros Group, Inc. et al., was filed in the United States District Court for the Southern District of Texas against the Company and certain of its present and former officers and directors. Thereafter, three nearly identical lawsuits were filed. Plaintiffs purport to represent a class composed of all persons who purchased or otherwise acquired Willbros Group, Inc. common stock and/or other securities between May 6, 2002 and May 16, 2005, inclusive. The complaint seeks unspecified monetary damages and other relief. WGI filed a motion to dismiss the complaint on March 9, 2006, and briefing on that motion was completed on June 14, 2006. While the motion to dismiss was pending, WGI reached a settlement in principle with the Lead Plaintiff and the parties signed a Memorandum of Understanding (“Settlement”). The Settlement provides for a payment of $10,500 to resolve all claims against all defendants. On February 15, 2007, the U.S. District Court for the Southern District of Texas issued an Order approving the Settlement. The Order dismissed with prejudice all claims against all defendants. No members of the

Notes to consolidated financial statements

settlement class exercised their right to be excluded from or object to the final settlement, which was funded by the Company’s insurance carrier. The Court’s Order ends the class action litigation.

Operations outside the United States may be subject to certain risks which ordinarily would not be expected to exist in the United States, including foreign currency restrictions, extreme exchange rate fluctuations, expropriation of assets, civil uprisings and riots, war, unanticipated taxes including income taxes, excise duties, import taxes, export taxes, sales taxes or other governmental assessments, availability of suitable personnel and equipment, termination of existing contracts and leases, government instability and legal systems of decrees, laws, regulations, interpretations and court decisions which are not always fully developed and which may be retroactively applied. Management is not presently aware of any events of the type described in the countries in which it operates that have not been provided for in the accompanying consolidated financial statements.

Based upon the advice of local advisors in the various work countries concerning the interpretation of the laws, practices and customs of the countries in which it operates, management believes the Company follows the current practices in those countries; however, because of the nature of these potential risks, there can be no assurance that the Company may not be adversely affected by them in the future. The Company insures substantially all of its equipment in countries outside the United States against certain political risks and terrorism through political risk insurance coverage that contains a 20 percent co-insurance provision.

The Company has the usual liability of contractors for the completion of contracts and the warranty of its work. Where work is performed through a joint venture, the Company also has possible liability for the contract completion and warranty responsibilities of its joint venture partners. In addition, the Company acts as prime contractor on a majority of the projects it undertakes and is normally responsible for the performance of the entire project, including subcontract work. Management is not aware of any material exposure related thereto which has not been provided for in the accompanying consolidated financial statements.

At December 31, 2006 and 2005, other assets and accounts receivable of the Discontinued Operations include anticipated recoveries from insurance or third parties of $1,191 and $4,656, respectively, primarily related to the repair of pipelines. The Company believes the recovery of these costs from insurance or other parties is probable. Actual recoveries may vary from these estimates.

Certain post-contract completion audits and reviews are periodically conducted by clients and/or government entities. While there can be no assurance that claims will not be received as a result of such audits and reviews, management does not believe a legitimate basis exists for any material claims. At the present time it is not possible for management to estimate the likelihood of such claims being asserted or, if asserted, the amount or nature thereof.

From time to time, the Company enters into commercial commitments, usually in the form of commercial and standby letters of credit, insurance bonds and financial guarantees. Contracts with the Company’s customers may require the Company to provide letters of credit or insurance bonds with regard to the Company’s performance of contracted services. In such cases, the commitments can be called upon in the event of failure to perform contracted services. Likewise, contracts may allow the Company to issue letters of credit or insurance bonds in lieu of contract retention provisions, in which the client withholds a percentage of the contract value until project completion or expiration of a warranty period. Retention commitments can be called upon in the event of warranty or project completion issues, as prescribed in the contracts. At December 31, 2006, the Company had approximately $41,920 of letters of credit related to continuing operations and $22,625 of letters of credit related to Discontinued Operations in Nigeria. Additionally, the Company had $99,050 of insurance bonds outstanding related to continuing operations. These amounts represent the maximum amount of future payments the Company could be required to make. The Company had no liability recorded as of December 31, 2006, related to these commitments.

Notes to consolidated financial statements

In connection with the private placement of the 6.5% Notes on December 23, 2005, the Company entered into a Registration Rights Agreement with the Purchasers. The Registration Rights Agreement requires the Company to file a registration statement with respect to the resale of the shares of the Company’s common stock issuable upon conversion of the 6.5% Notes no later than June 30, 2006 and to use its best efforts to cause such registration statement to be declared effective no later than December 31, 2006. The Company is also required to keep the registration statement effective after December 31, 2006. In the event the Company is unable to satisfy its obligations under the Registration Rights Agreement, the Company will owe additional interest to the holders of the 6.5% Notes at a rate per annum equal to 0.5 percent of the principal amount of the 6.5% Notes for the first 90 days and 1.0 percent per annum from and after the 91st day following such event. The Company filed the registration statement on June 30, 2006 and it was declared effective on January 18, 2007 by the SEC. As such, the Company will pay an additional $22 of penalty interest to the holders of the 6.5% Notes, as a result of the registration statement having been declared effective after December 31, 2006.

In connection with the private placement of common stock and warrants on October 27, 2006, the Company entered into a Registration Rights Agreement with the buyers (the “2006 Registration Rights Agreement”). The 2006 Registration Rights Agreement requires the Company to file a registration statement with respect to the resale of the common stock, including the common stock underlying the warrants, no later than 60 days after the closing of the private placement, and to use its reasonable best efforts to cause the registration statement to be declared effective no later than 120 days after the closing of the private placement. In the event of a delay in the filing or effectiveness of the registration statement, or for any period during which the effectiveness of the registration statement is not maintained or is suspended by the Company other than as permitted under the 2006 Registration Rights Agreement, the Company will be required to pay each buyer an amount in cash equal to 1.25 percent of such buyer’s aggregate purchase price of its common stock and warrants, but the Company shall not be required to pay any buyer an aggregate amount that exceeds 10 percent of such buyer’s aggregate purchase price.

In addition to the matters discussed above, the Company is a party to a number of other legal proceedings. Management believes that the nature and number of these proceedings are typical for a firm of similar size engaged in a similar type of business and that none of these proceedings is material to the Company’s financial position.

The Company has certain operating leases for office and camp facilities. Rental expense for continuing operations, excluding daily rentals and reimbursable rentals under cost plus contracts, was $2,079 in 2006, $2,216 in 2005, and $2,938 in 2004. Minimum lease commitments under operating leases as of December 31, 2006, totaled $17,650 and are payable as follows: 2007, $7,755; 2008, $5,270; 2009, $2,701; 2010, $1,062; 2011, $862 and thereafter, $0.

The Company has a 50 percent interest in a pipeline construction joint venture for the Chad-Cameroon Pipeline Project in Africa. This project was completed in 2003, and the Company adjusted its investment in the joint venture to zero. Since 2004, activity for the 50 percent owned joint venture was limited to warranty work, which was accrued in prior years. The summarized balance sheet information at December 31, 2006 and 2005 reflects this decreased level of activity.

Notes to consolidated financial statements

	December 31,
	2006	2005

Current assets	$123	$351
Non-current assets	—	—

Total assets	$123	$351

Current liabilities	$123	$351
Equity	—	—

Total liabilities and equity	$123	$351

14.  QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected unaudited quarterly financial data for the years ended December 31, 2006 and 2005 is presented below. The total of the quarterly income (loss) per share amounts may not equal the per share amounts for the full year due to the manner in which earnings (loss) per share is calculated.

	Year 2006 quarter ended
	March 31,	June 30,	September 30,	December 31,
	2006	2006	2006	2006	Total 2006

Contract revenue	$107,586	$119,128	$125,466	$191,079	$543,259
Contract margin	6,126	13,381	12,048	22,210	53,765
Pre-tax loss	(8,796)	(3,418)	(4,586)	(2,927)	(19,727)
Loss from continuing operations	(8,541)	(5,104)	(4,965)	(3,425)	(22,035)
Income (loss) from discontinued operations	3,948	(33,048)	(17,136)	(37,166)	(83,402)

Net loss	$(4,593)	$(38,152)	$(22,101)	$(40,591)	$(105,437)

Basic income (loss) per share:
Continuing operations	$(0.40)	$(0.24)	$(0.23)	$(0.14)	$(0.98)
Discontinued operations	0.18	(1.53)	(0.80)	(1.47)	(3.72)

Net loss	$(0.22)	$(1.77)	$(1.03)	$(1.61)	$(4.70)

Diluted income (loss) per share:
Continuing operations	$(0.40)	$(0.24)	$(0.23)	$(0.14)	$(0.98)
Discontinued operations	0.18	(1.53)	(0.80)	(1.47)	(3.72)

Net loss	$(0.22)	$(1.77)	$(1.03)	$(1.61)	$(4.70)

Notes to consolidated financial statements

	Year 2005 quarter ended
	March 31,	June 30,	September 30,	December 31,
	2005	2005	2005	2005	Total 2005

Contract revenue	$43,443	$68,050	$65,034	$117,952	$294,479
Contract margin	1,752	7,798	5,604	13,253	28,407
Pre-tax loss	(10,594)	(5,165)	(10,044)	(2,990)	(28,793)
Loss from continuing operations	(8,732)	(6,153)	(8,950)	(6,626)	(30,461)
Income (loss) from discontinued operations	(1,166)	(3,766)	(8,603)	5,216	(8,319)

Net loss	$(9,898)	$(9,919)	$(17,553)	$(1,410)	$(38,780)

Basic income (loss) per share:
Continuing operations	$(0.41)	$(0.29)	$(0.42)	$(0.32)	$(1.43)
Discontinued operations	(0.06)	(0.18)	(0.41)	0.25	(0.39)

Net loss	$(0.47)	$(0.47)	$(0.83)	$(0.07)	$(1.82)

Diluted income (loss) per share:
Continuing operations	$(0.41)	$(0.29)	$(0.42)	$(0.32)	$(1.43)
Discontinued operations	(0.06)	(0.18)	(0.41)	0.25	(0.39)

Net loss	$(0.47)	$(0.47)	$(0.83)	$(0.07)	$(1.82)

Additional Notes:

➢	The decision to sell the business operations and assets in Nigeria and Venezuela, and the TXP-4 Plant in Opal, Wyoming, in 2006 resulted in their reclassification to discontinued operations in all periods presented.

➢	The quarters ended 2005 and March 31, 2006 were restated to reflect this reclassification in Form 8-K filed on December 8, 2006. See Note 2—Discontinuance of Operations and Asset Disposal of the consolidated financial statements for further discussion of discontinued operations.

➢	The income from discontinued operations in the quarter ended March 31, 2006 includes a gain on sale of the TXP-4 Plant in Opal, Wyoming, of $1,342 net of tax.

➢	On November 28, 2006, the Company completed the sale of its operations and assets in Venezuela, recognizing no gain.

➢	In the fourth quarter of 2006 the Company recognized a loss provision on a Nigeria project of $26,657, which contributed to the 2006 loss from Discontinued Operations.

The Company derives its revenue from contracts with durations from a few weeks to several months or in some cases, more than a year. Unit-price contracts provide relatively even quarterly results. However, major projects are usually fixed-price contracts that may result in uneven quarterly financial results due to the method by which revenue is recognized.

15.	PARENT, GUARANTOR, NON-GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

Set forth below are the condensed, consolidating financial statements of (a) WGI, (b) WUSAI, which is a guarantor of the 6.5% Notes and (c) all other direct and indirect subsidiaries which are not guarantors of the 6.5% Notes. There are currently no restrictions on the ability of WUSAI to transfer funds to WGI in the form of cash dividends or advances. Under the terms of the Indenture for the 6.5% Notes, WUSAI may not sell or otherwise dispose of all or substantially all of its assets to, or merge with or into another entity, other than the Company, unless no default exists under the Indenture

Notes to consolidated financial statements

and the acquirer assumes all of the obligations of WUSAI under the Indenture. WGI is a holding company with no significant operations, other than through its subsidiaries.

The condensed, consolidating financial statements are presented as of December 31, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2006. The condensed, consolidating financial statements present investments in consolidated subsidiaries using the equity method of accounting.

Notes to consolidated financial statements

Condensed consolidating balance sheets

	December 31, 2006
		WUSAI	Non-
	Parent	(Guarantor)	guarantors	Eliminations	Consolidated

ASSETS
Current assets:
Cash and cash equivalents	$24,776	$4,895	$7,972	$—	$37,643
Accounts receivable, net	32	81,004	56,068	—	137,104
Contract cost and recognized income not yet billed	—	2,225	8,802	—	11,027
Prepaid expenses	3	16,092	1,204	—	17,299
Parts and supplies inventories	—	560	1,509	—	2,069
Assets of discontinued operations	—	—	294,192	—	294,192
Receivables from affiliated companies	280,853	—	—	(280,853)	—

Total current assets	305,664	104,776	369,747	(280,853)	499,334
Deferred tax assets	—	5,144	(80)	—	5,064
Property, plant and equipment, net	—	33,115	32,232	—	65,347
Investment in subsidiaries	(42,228)	—	—	42,228	—
Other assets	6,344	5,007	7,158	—	18,509

Total assets	$269,780	$148,042	$409,057	$(238,625)	$588,254

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Notes payable and current portion of long- term debt	$—	$4,382	$1,180	$—	$5,562
Accounts payable and accrued liabilities	17,349	63,120	41,883	—	122,352
Contract billings in excess of cost and recognized income	—	14,779	168	—	14,947
Accrued income tax	—	1,657	1,899	—	3,556
Liabilities of discontinued operations	—	—	353,980	(171,888)	182,092
Payables to affiliated companies	—	22,923	86,042	(108,965)	—

Total current liabilities	17,349	106,861	485,152	(280,853)	328,509
Long-term debt	154,500	7,077	—	—	161,577
Other liabilities	—	—	237	—	237

Total liabilities	171,849	113,938	485,389	(280,853)	490,323
Stockholders’ equity:
Common stock	1,292	8	32	(40)	1,292
Capital in excess of par value	217,036	89,156	8,526	(97,682)	217,036
Retained earnings (deficit)	(120,603)	(55,060)	(84,177)	139,237	(120,603)
Other stockholders’ equity components	206	—	(713)	713	206

Total stockholders’ equity	97,931	34,104	(76,332)	42,228	97,931

Total liabilities and stockholders’ equity	$269,780	$148,042	$409,057	$(238,625)	$588,254

Notes to consolidated financial statements

	December 31, 2005
		WUSAI	Non-
	Parent	(Guarantor)	guarantors	Eliminations	Consolidated

ASSETS
Current assets:
Cash and cash equivalents	$58,794	$(5,240)	$2,379	$—	$55,933
Accounts receivable, net	196	61,807	22,000	—	84,003
Contract cost and recognized income not yet billed	—	5,839	1,780	—	7,619
Prepaid expenses	—	10,300	1,571	—	11,871
Parts and supplies inventories	—	701	1,808	—	2,509
Assets of discontinued operations	—	23,049	238,050	—	261,099
Receivables from affiliated companies	173,080	—	—	(173,080)	—

Total current assets	232,070	96,456	267,588	(173,080)	423,034
Deferred tax assets	—	2,669	1,465	—	4,134
Property, plant and equipment, net	—	29,956	29,750	—	59,706
Investment in subsidiaries	46,158	—	—	(46,158)	—
Other assets	3,412	3,301	5,298	—	12,011

Total assets	$281,640	$132,382	$304,101	$(219,238)	$498,885

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Notes payable and current portion of long-term debt	$—	$2,671	$9	$—	$2,680
Accounts payable and accrued liabilities	1,406	45,631	20,562	—	67,599
Contract billings in excess of cost and recognized income	—	1,123	219	—	1,342
Accrued income tax	—	1,308	1,060	—	2,368
Liabilities of discontinued operations	—	880	156,876	(13,671)	144,085
Payables to affiliated companies	—	44,183	115,226	(159,409)	—

Total current liabilities	1,406	95,796	293,952	(173,080)	218,074
Long-term debt	135,000	334	6	—	135,340
Other liabilities	—	—	237	—	237

Total liabilities	136,406	96,130	294,195	(173,080)	353,651
Stockholders’ equity:
Common stock	1,082	8	32	(40)	1,082
Capital in excess of par value	161,596	89,156	8,526	(97,682)	161,596
Retained earnings (deficit)	(15,166)	(52,912)	1,585	51,327	(15,166)
Other stockholders’ equity components	(2,278)	—	(237)	237	(2,278)

Total stockholders’ equity	145,234	36,252	9,906	(46,158)	145,234

Total liabilities and stockholders’ equity	$281,640	$132,382	$304,101	$(219,238)	$498,885

(1)	Certain amounts have been reclassified to conform to the current classification of costs between the Guarantor and the Non-guarantor.

Notes to consolidated financial statements

Condensed consolidating statements of operations

	Year ended December 31, 2006
		WUSAI	Non-
	Parent	(Guarantor)	guarantors	Eliminations	Consolidated

Contract revenue	$—	$338,459	$226,095	$(21,295)	$543,259
Operating expenses:
Contract costs	—	290,290	199,204	—	489,494
Depreciation and amortization	—	8,490	3,940	—	12,430
General and administrative	10,617	43,462	20,582	(21,995)	53,366

Operating income (loss)	(10,617)	(3,783)	2,369	—	(12,031)
Other income (expense):
Equity in loss of consolidated subsidiaries	(87,910)	—	—	87,910	—
Interest—net	(6,909)	(865)	(491)	—	(8,265)
Other—net	(1)	389	181	—	569

Income (loss) from continuing operations before income taxes	(105,437)	(4,259)	2,059	87,910	(19,727)
Provision (benefit) for income taxes	—	(236)	2,544	—	2,308

Income (loss) from continuing operations	(105,437)	(4,023)	(485)	87,910	(22,035)
Income (loss) from discontinued operations net of provision for income taxes	—	1,875	(85,277)	—	(83,402)

Net loss	$(105,437)	$(2,148)	$(85,762)	$87,910	$(105,437)

	Year ended December 31, 2005
		WUSAI	Non-
	Parent	(Guarantor)	guarantors	Eliminations	Consolidated

Contract revenue	$—	$230,464	$80,225	$(16,210)	$294,479
Operating expenses:
Contract costs	2	192,194	73,876	—	266,072
Depreciation and amortization	—	7,242	4,446	—	11,688
General and administrative	6,035	30,055	22,470	(16,210)	42,350

Operating income (loss)	(6,037)	973	(20,567)	—	(25,631)
Other income (expense):
Equity in loss of consolidated subsidiaries	(31,096)	—	—	31,096	—
Interest—net	(1,861)	(1,151)	(892)	—	(3,904)
Other—net	(241)	493	490	—	742

Income (loss) from continuing operations before income taxes	(39,235)	315	(20,969)	31,096	(28,793)
Provision (benefit) for income taxes	(455)	3,134	(1,011)	—	1,668

Income (loss) from continuing operations	(38,780)	(2,819)	(19,958)	31,096	(30,461)
Income (loss) from discontinued operations net of provision for income taxes	—	2,613	(10,932)	—	(8,319)

Net loss	$(38,780)	$(206)	$(30,890)	$31,096	$(38,780)

Notes to consolidated financial statements

	Year ended December 31, 2004
		WUSAI	Non-
	Parent	(Guarantor)	guarantors	Eliminations	Consolidated

Contract revenue	$—	$144,931	$134,739	$(6,876)	$272,794
Operating expenses:
Contract costs	(3)	125,364	96,996	—	222,357
Depreciation and amortization	—	5,188	4,588	—	9,776
General and administrative	4,271	24,678	10,452	(6,876)	32,525

Operating income (loss)	(4,268)	(10,299)	22,703	—	8,136
Other income (expense):
Equity in loss of consolidated subsidiaries	(14,571)	—	—	14,571	—
Interest—net	(1,521)	(423)	(536)	—	(2,480)
Other—net	—	(174)	(213)	—	(387)

Income (loss) from continuing operations before income taxes	(20,360)	(10,896)	21,954	14,571	5,269
Provision (benefit) for income taxes	455	(4,012)	2,530	—	(1,027)

Income (loss) from continuing operations	(20,815)	(6,884)	19,424	14,571	6,296
Income (loss) from discontinued operations net of provision for income taxes	—	3,144	(30,255)	—	(27,111)

Net loss	$(20,815)	$(3,740)	$(10,831)	$14,571	$(20,815)

Condensed consolidating statements of cash flows

	Year ended December 31, 2006
		WUSAI	Non-		Consolidated
	Parent	(Guarantor)	guarantors	Eliminations	totals

Cash flows from operating activities:
Net cash flows provided by (used in) operating activities of continuing operations	$(9,563)	$21,252	$(17,118)	$—	$(5,429)
Net cash flows provided by (used in) operating activities of discontinued operations	—	995	(98,918)	—	(97,923)

Cash provided by (used in) operating activities	(9,563)	22,247	(116,036)	—	(103,352)
Cash flows from investing activities:
Proceeds from sale of property, plant and equipment	—	3,131	532	—	3,663
Proceeds from sale of discontinued operations	16,532	25,082	6,900	—	48,514
Purchases of property, plant and equipment	—	(3,926)	(7,447)	—	(11,373)

Cash provided by (used in) investing activities of continuing operations	16,532	24,287	(15)	—	40,804
Net cash flows used in investing activities of discontinued operations	—	—	(7,431)	—	(7,431)

Cash provided by (used in) investing activities	16,532	24,287	(7,446)	—	33,373
Cash flows from financing activities:

Notes to consolidated financial statements

	Year ended December 31, 2006
		WUSAI	Non-		Consolidated
	Parent	(Guarantor)	guarantors	Eliminations	totals

Proceeds from issuance of common stock	52,130	—	—	—	52,130
Proceeds from issuance of 6.5% Notes	19,500	—	—	—	19,500
Advances from (repayments to) parent/affiliates	(107,773)	(21,425)	129,198	—	—
Repayment of bank and other debt	—	(12,135)	—	—	(12,135)
Payment of capital lease	—	(683)	(208)	—	(891)
Costs of debt issuance and other	(4,844)	(2,156)	(54)	—	(7,054)

Cash provided by (used in) financing activities of continuing operations	(40,987)	(36,399)	128,936	—	51,550
Net cash flows provided by financing activities of discontinued operations	—	—	—	—	—

Cash provided by (used in) financing activities	(40,987)	(36,399)	128,936	—	51,550
Effect of exchange rate changes on cash and cash equivalents	—	—	139	—	139

Cash provided by (used in) all activities	$(34,018)	$10,135	$5,593	$—	$(18,290)

Notes to consolidated financial statements

	Year ended December 31, 2005
		WUSAI			Consolidated
	Parent	(Guarantor)	Non-guarantors	Eliminations	totals

Cash flows from operating activities:
Net cash flows used in operating activities of continuing operations	$(4,445)	$(12,601)	$(17,585)	$—	$(34,631)
Net cash flows provided by (used in) operating activities of discontinued operations	—	3,693	(6,179)	—	(2,486)

Cash used in operating activities	(4,445)	(8,908)	(23,764)	—	(37,117)
Cash flows from investing activities:
Proceeds from sale of property, plant and equipment	—	—	1,740	—	1,740
Purchases of property, plant and equipment	—	(576)	(18,130)	—	(18,706)

Cash used in investing activities of continuing operations	—	(576)	(16,390)	—	(16,966)
Net cash flows used in investing activities of discontinued operations	—	(2,690)	(17,308)	—	(19,998)

Cash used in investing activities	—	(3,266)	(33,698)	—	(36,964)
Cash flows from financing activities:
Proceeds from issuance of 6.5% Notes	65,000	—	—	—	65,000
Proceeds from issuance of bank and other debt	15,000	(447)	4,371	—	18,924
Advances from (repayments to) parent/affiliates	(57,124)	(182)	57,306	—	—
Repayment of bank and other debt	(15,000)	(4,400)	—	—	(19,400)
Payment of capital lease	—	—	(6,405)	—	(6,405)
Costs of debt issuance and other	(791)	—	(498)	—	(1,289)

Cash provided by (used in) financing activities of continuing operations	7,085	(5,029)	54,774	—	56,830
Net cash flows provided by financing activities of discontinued operations	—	—	—	—	—

Cash provided by (used in) financing activities	7,085	(5,029)	54,774	—	56,830
Effect of exchange rate changes on cash and cash equivalents	—	—	17	—	17

Cash provided by (used in) all activities	$2,640	$(17,203)	$(2,671)	$—	$(17,234)

Notes to consolidated financial statements

	Year ended December 31, 2004
		WUSAI	Other	Consolidating	Consolidated
	Parent	(Guarantor)	subsidiaries	entries	totals

Cash flows from operating activities:
Net cash flows provided by (used in) operating activities of continuing operations	$(4,728)	$(1,691)	$45,095	$—	$38,676
Net cash flows provided by (used in) operating activities of discontinued operations	—	3,845	(5,111)	—	(1,266)

Cash provided by (used in) operating activities	(4,728)	2,154	39,984	—	37,410
Cash flows from investing activities:
Proceeds from sale of property, plant and equipment	—	678	596	—	1,274
Purchases of property, plant and equipment	—	(10,653)	(5,080)	—	(15,733)

Cash used in investing activities of continuing operations	—	(9,975)	(4,484)	—	(14,459)
Net cash flow used in investing activities of discontinued operations	—	(4,713)	(17,579)	—	(22,292)

Cash used in investing activities	—	(14,688)	(22,063)	—	(36,751)
Cash flows from financing activities:
Proceeds from issuance of 2.75% Notes	70,000	—	—	—	70,000
Proceeds from issuance of bank and other debt	—	535	1,955	—	2,490
Proceeds from issuance of common stock	4,381	—	—	—	4,381
Advances from (repayments to) parent/affiliates	(2,600)	20,153	(17,553)	—	—
Repayment of bank and other debt	(14,000)	(1,323)	(2,000)	—	(17,323)
Costs of debt issuance and other	(2,311)	(1,434)	(1,441)	—	(5,186)

Cash provided by (used in) financing activities of continuing operations	55,470	17,931	(19,039)	—	54,362
Net cash flows provided by financing activities of discontinued operations	—	—	—	—	—

Cash provided by (used in) financing activities	55,470	17,931	(19,039)	—	54,362
Effect of exchange rate changes on cash and cash equivalents	—	—	(829)	—	(829)

Cash provided by (used in) all activities	$50,742	$5,397	$(1,947)	$—	$54,192

Notes to consolidated financial statements

16.	RELATED PARTY TRANSACTIONS

In the past, certain of the Company’s subsidiaries entered into commercial agreements with companies in which the former President of Willbros International, Inc., J. Kenneth Tillery, apparently had an ownership interest. Those companies included Arbastro Trading Ltd., Hydrodive International, Ltd., Hydrodive Offshore Services International, Inc., Hydrodive Nigeria, Ltd., Oco Industrial Services, Ltd., and Windfall Energy Services, Ltd. All are companies that chartered or sold marine vessels to the Company’s subsidiaries. Hydrodive Offshore Services International, Inc. and Hydrodive International, Ltd. have also provided diving services to the Company’s subsidiaries. Payment terms for these vendors ranged from due on receipt to net 30 days. The settlement method was cash.

Mr. Tillery also appears to have exercised significant influence over the activities of Symoil Petroleum, Ltd., and Fusion Petroleum Services, Ltd., which provided consulting services for projects in Nigeria, and Kaplan and Associates, which provided consulting services for projects in Bolivia and certain other foreign locations.

Mr. Tillery resigned his position with the Company on January 6, 2005 and accordingly none of the companies identified above are considered related parties subsequent to that date. Additionally, the Company has significantly discontinued engaging services from these companies in which Mr. Tillery had an ownership interest or exerted significant influence. During the period since the departure of Mr. Tillery, the Company has had continued services provided by Windfall Energy Services and Hydrodive International, Ltd. However, in the fourth quarter of 2005, the Company settled all outstanding claims with these companies and entered into new contracts governing the services to be provided by these vendors. Under these new contracts the Company made payments of $1,671 during the year ended December 31, 2006 related to Nigeria projects that are included in the Condensed Consolidated Statements of Operations of the Discontinued Operations in Note 2—Discontinuance of Operations and Asset Disposal. Outstanding amounts owed to formerly related parties included in “current liabilities” of the Discontinued Operations equal $1,800.

Payments made to companies where Mr. Tillery appears to have an undisclosed ownership interest, or over which he appears to have exercised significant influence in the three-year period ended December 31, 2006, totaling $16,629 were recorded as contract cost or other operating expenses on Nigeria and Bolivia projects. Included in this amount, is $16,105 related to Nigeria projects and is included in the Condensed Consolidated Statements of Operations of the Discontinued Operations in Note 2—Discontinuance of Operations and Asset Disposal. The remaining $524 related to Bolivia is included in the Consolidated Statements of Operations. These amounts are detailed below.

	Year ended December 31,
	2006	2005	2004	Total

Fusion Petroleum Services Ltd.	$—	$—	$871	$871
Hydrodive International, Ltd.	—	5,599	5,705	11,304
Hydrodive Nigeria, Ltd.	—	44	210	254
Kaplan and Associates	—	—	524	524
Oco Industrial Services Ltd.	—	51	63	114
Windfall Energy Services Ltd.	—	1,519	922	2,441
Symoil Petroleum Ltd.	—	—	1,121	1,121

Total	$—	$7,213	$9,416	$16,629

Notes to consolidated financial statements

Outstanding amounts owed to related parties in which Mr. Tillery appears to have had an undisclosed ownership interest or over which he appears to have exercised significant influence and which are included in accounts payable and accrued liabilities are as follows:

	December 31,
	2006	2005

Oco Industrial Services Ltd.	$—	$9
Hydrodive Nigeria, Ltd.	—	(5)

Total	$—	$4

17.	SUBSEQUENT EVENTS

On February 7, 2007, the Company announced that it had completed the sale of its Nigeria assets and operations to Ascot Offshore Nigeria Limited (“Ascot”), a Nigerian energy services company for total consideration of $155,250. The sale was pursuant to a Share Purchase Agreement by and between the Company and Ascot dated as of February 7, 2007 (the “Agreement”), providing for the purchase by Ascot of all of the share capital of WG Nigeria Holdings Limited (“WGNHL”) the holding company for Willbros West Africa, Inc., Willbros (Nigeria) Limited, Willbros (Offshore) Nigeria Limited and WG Nigeria Equipment Limited.

Under the terms of the Agreement, Ascot paid the purchase price in the form of $150,000 in cash, plus an interest-bearing promissory note in the principal amount of $5,250 (the “Ascot Note”). The Note is secured by the guarantee of Ascot’s parent company, Berkeley Group plc (“Berkeley”), a company organized under the laws of the Federal Republic of Nigeria, along with a pledge of the Share Capital to the Company pursuant to a collateral pledge and security agreement. On February 12, 2007 the Company received $2,625 as payment on the Ascot Note which has a remaining balance of $2,625 which is due and payable no later than August 1, 2007. On March 1, 2007 the collateral pledge and security agreement expired. The final net proceeds to the Company are subject to certain post-closing working capital adjustments and claims as provided by the Agreement. Under the Agreement, the Company’s obligation for any claims by Ascot, that were not previously disclosed to Ascot, are limited to 10 percent of the purchase price and such claim must be made within one year from the date of the Agreement except for any claim that may arise in the United States that is related to SEC, DOJ and OFAC investigations described in Note 13—Contingencies, Commitments and Other Circumstances.

Due to the many variables affecting the Company’s contracts and commercial negotiations in Nigeria, the final adjustments may not be determined for several months, and those adjustments may be substantial, but are not expected to result in the recognition of a loss on this sale. In conjunction with this transaction, the Company bought out certain minority interests at a total cost of $10,500.

On the same date, and pursuant to the Agreement, the Company and Ascot entered into an intellectual property license agreement which allows Ascot to use the Willbros brand and trademark in Nigeria for a specified period of time.

Additionally, on the same date, the Company and Willbros International Services (Nigeria) Limited, subsidiary of the Company (“WISNL”), entered into a transition services agreement with Ascot (the “TSA”). Pursuant to the TSA, WISNL agreed to provide, and WISNL and the Company will cause other subsidiaries of the Company to provide, certain support services to Ascot for up to two years. The TSA may be immediately terminated at the election of the Company or WISNL under certain circumstances.

On the same date and in connection with the sale of the shares, the Company and its subsidiary WII entered into an Indemnity Agreement with Ascot and Berkeley (the “Indemnity Agreement”), pursuant to which Ascot and Berkeley will indemnify the Company and WII for any obligations incurred by the Company or WII in connection with the parent company performance guarantees (the “Guarantees”)

Notes to consolidated financial statements

that the Company and WII previously issued and maintained on behalf of certain subsidiaries of WGNHL under certain working contracts between the subsidiaries and their customers. The Company is contractually obligated under the Guarantees to perform or cause to be performed work related to several ongoing projects in Nigeria. Among the Guarantees covered by the Indemnity Agreement are included five contracts under which we estimate that, at December 31, 2006, there was aggregate remaining contract revenue, excluding any additional claim revenue, of $374,761, and aggregate cost to complete of $315,951. At December 31, 2006, only one of the contracts covered by the Guarantees was estimated to be in a loss position with an accrual for such loss in the amount of $33,157 reflected on the balance sheet of the Nigeria portion of Discontinued Operations included in Note 2—Discontinuance of Operations and Asset Disposal.

Pursuant to the Agreement, Intercontinental Bank Plc issued five irrevocable unconditional backstop standby letters of credit totaling approximately $22,625 to provide indemnification to the Company and its affiliates relative to the performance of certain subsidiaries of WGNHL under certain contracts which are backed by performance letters of credit currently issued by, or on behalf of the Company or any of its affiliates for the benefit of WGNHL and/or any of its subsidiaries which will remain in effect. On February 28, 2007, one of the letters of credit in the amount of $2,303 expired. The remaining letters of credit are scheduled to expire in the amount of $440 on December 19, 2007, $123 on February 28, 2008 and $19,759 on August 31, 2008.

Willbros Group, Inc.

Condensed consolidated balance sheets

	September 30,	December 31,
	2007	2006

	(In thousands, except share and per share amounts)
	(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$58,709	$37,643
Accounts receivable, net of allowance for bad debts of $789 and $598	181,733	137,104
Contract cost and recognized income not yet billed	29,029	11,027
Prepaid expenses	16,322	17,299
Parts and supplies inventories	2,773	2,069
Assets of discontinued operations	4,658	294,192

Total current assets	293,224	499,334
Deferred tax assets	7,978	6,792
Property, plant and equipment, net of accumulated depreciation and amortization of $89,028 and $78,941	120,393	65,347
Goodwill	13,184	6,683
Other assets	9,075	11,826

Total assets	$443,854	$589,982

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Notes payable and current portion of long-term debt	$11,237	$5,562
Current portion of government obligations	8,075	—
Accounts payable and accrued liabilities	134,425	122,352
Contract billings in excess of cost and recognized income	7,891	14,947
Accrued income taxes	4,671	3,556
Liabilities of discontinued operations	4,639	182,092

Total current liabilities	170,938	328,509
2.75% convertible senior notes	70,000	70,000
6.5% senior convertible notes	32,050	84,500
Long-term debt	26,085	7,077
Long-term portion of government obligations	24,225	—
Long-term liability for unrecognized tax benefits	6,492	—
Deferred tax liabilities	7,369	1,728
Other liabilities	237	237

Total liabilities	337,396	492,051
Contingencies and commitments (Note 13)
Stockholders’ equity:
Class A preferred stock, par value $.01 per share, 1,000,000 shares authorized, none issued	—	—
Common stock, par value $.05 per share, 70,000,000 shares authorized; 29,337,338 shares issued (25,848,596 at December 31, 2006)	1,467	1,292
Capital in excess of par value	273,840	217,036
Accumulated deficit	(181,912)	(120,603)
Treasury stock at cost, 205,507 shares (167,844 at December 31, 2006)	(2,667)	(2,154)
Accumulated other comprehensive income	15,730	2,360

Total stockholders’ equity	106,458	97,931

Total liabilities and stockholders’ equity	$443,854	$589,982

See accompanying notes to condensed consolidated financial statements.

Willbros Group, Inc.

Condensed consolidated statements of operations

	Three Months		Nine Months
	Ended September 30,		Ended September 30,
	2007	2006	2007	2006

	(In thousands, except share and per share amounts)
	(Unaudited)

Contract revenue	$246,716	$125,466	$610,168	$352,181
Operating expenses:
Contract	207,089	113,418	538,790	320,628
Depreciation and amortization	5,457	3,265	13,223	9,180
General and administrative	17,448	11,092	42,295	33,133
Government fines	(2,000)	—	22,000	—

	227,994	127,775	616,308	362,941

Operating income (loss)	18,722	(2,309)	(6,140)	(10,760)
Other income (expense):
Interest income	1,029	337	4,433	1,350
Interest expense	(2,071)	(3,046)	(6,552)	(7,482)
Other—net	(1,327)	432	(2,019)	105
Loss on early extinguishment of debt	—	—	(15,375)	—

	(2,369)	(2,277)	(19,513)	(6,027)

Income (loss) from continuing operations before income taxes	16,353	(4,586)	(25,653)	(16,787)
Provision for income taxes	6,081	379	7,793	1,811

Net income (loss) from continuing operations	10,272	(4,965)	(33,446)	(18,598)
Loss from discontinued operations net of provision for income taxes	(9,126)	(17,136)	(21,494)	(46,249)

Net income (loss)	$1,146	$(22,101)	$(54,940)	$(64,847)

Basic income (loss) per common share:
Income (loss) from continuing operations	$0.36	$(0.23)	$(1.22)	$(0.87)
Loss from discontinued operations	(0.32)	(0.80)	(0.78)	(2.15)

Net income (loss)	$0.04	$(1.03)	$(2.00)	$(3.02)

Diluted income (loss) per common share:
Income (loss) from continuing operations	$0.32 (1)	$(0.23)	$(1.22)	$(0.87)
Loss from discontinued operations	(0.26)	(0.80)	(0.78)	(2.15)

Net income (loss)	$0.06	$(1.03)	$(2.00)	$(3.02)

Weighted average number of common shares outstanding:
Basic	28,804,907	21,557,695	27,421,927	21,480,730

Diluted	34,844,482	21,557,695	27,421,927	21,480,730

(1)	See Note 8—Income (Loss) Per Share for a reconciliation of the numerator for the diluted income per share calculation.

See accompanying notes to condensed consolidated financial statements.

Willbros Group, Inc.

Condensed consolidated statement of stockholders’ equity
and comprehensive income (loss)

							Accumulated
			Capital in				other		Total
	Common stock		excess of		Accumulated	Treasury	comprehensive		Stockholders’
	Shares	Par value	par value		deficit	stock	income		equity

	(In thousands, except share and per share amounts)
	(unaudited)

Balance, January 1, 2007	25,848,596	$1,292	$217,036		$(120,603)	$(2,154)	$2,360		$97,931
Cumulative effect of adoption of FIN 48	—	—	—		(6,369)	—	—		(6,369)

Balance January 1, 2007, as adjusted	25,848,596	1,292	217,036		(126,972)	(2,154)	2,360		91,562
Comprehensive loss:
Net loss	—	—	—		(54,940)	—	—		(54,940)
Realization of loss on sale of Nigeria assets and operations	—	—	—		—	—	3,773	(1)	3,773
Foreign currency translation adjustment	—	—	—		—	—	9,597		9,597

Total comprehensive loss									(41,570)
Deferred compensation	—	—	3,010		—	—	—		3,010
Restricted stock grants	384,077	19	(19)		—	—	—		—
Vesting of restricted stock rights	9,583	1	(1)		—	—	—		—
Additions to treasury stock, vesting restricted stock	—	—	—		—	(513)	—		(513)
Exercise of stock options	107,500	6	1,544		—	—	—		1,550
Stock issued on conversion of 6.5% senior convertible notes	2,987,582	149	52,301		—	—	—		52,450
Additional costs of private placement	—	—	(31	)(2)	—	—	—		(31)

Balance, September 30, 2007	29,337,338	$1,467	$273,840		$(181,912)	$(2,667)	$15,730		$106,458

(1)	Removal of previously recorded foreign currency translation adjustments associated with the Company’s Nigeria operations.

(2)	Private placement completed October 26, 2006.

See accompanying notes to condensed consolidated financial statements.

Willbros Group, Inc.

Condensed consolidated statements of cash flows

	Nine months
	ended September 30,
	2007	2006

	(In thousands, except share and per share amounts)
	(unaudited)

Cash flows from operating activities:
Net loss	$(54,940)	$(64,847)
Reconciliation of net loss to net cash used in operating activities:
Government fines	22,000	—
Loss from discontinued operations	21,494	46,249
Depreciation and amortization	13,223	9,180
Amortization of debt issue costs	1,557	1,911
Amortization of deferred compensation	3,010	3,054
Amortization of discount on notes receivable for stock purchases	—	(12)
Loss on early extinguishment of debt	15,375	—
Gain on sales of property, plant and equipment	(716)	(4,563)
Provision for bad debts	181	181
Deferred income tax provision	1,063	90
Equity in joint ventures	—	(753)
Changes in operating assets and liabilities:
Accounts receivable, net	(36,923)	(17,630)
Contract cost and recognized income not yet billed	(15,226)	(7,344)
Prepaid expenses	11,239	5,055
Parts and supplies inventories	(704)	224
Other assets	(879)	(1,503)
Accounts payable and accrued liabilities	3,466	13,830
Accrued income taxes	608	(1,446)
Long-term liability for unrecognized tax benefits	315	—
Contract billings in excess of cost and recognized income	(6,772)	5,604
Other liabilities	—	3

Cash used in operating activities of continuing operations	(22,629)	(12,717)
Cash provided by (used in) operating activities of discontinued operations	2,980	(59,585)

Cash used in operating activities	(19,649)	(72,302)
Cash flows from investing activities:
Proceeds from the sale of discontinued operations, net	105,568	32,082
Proceeds from sales of property, plant and equipment	1,428	8,243
Increase in restricted cash	—	(1,500)
Purchases of property, plant and equipment	(15,890)	(12,389)
Acquisition of subsidiary	(24,154)	—

Cash provided by investing activities of continuing operations	66,952	26,436
Cash used in investing activities of discontinued operations	—	(2,191)

Cash provided by investing activities	66,952	24,245
Cash flows from financing activities:
Proceeds from issuance of 6.5% senior convertible notes	—	19,500
Loss on early extinguishment of debt	(12,993)	—
Proceeds from issuance of common stock, net	1,519	2,226
Repayment of notes payable	(8,665)	(9,385)
Costs of debt issues	(286)	(3,776)
Acquisition of treasury stock	(513)	(554)
Repayments of long-term debt	—	(134)
Payments on capital leases	(7,507)	(36)

Willbros Group, Inc.

	Nine months
	ended September 30,
	2007	2006

	(In thousands, except share and per share amounts)
	(unaudited)

Cash provided by (used in) financing activities of continuing operations	$(28,445)	$7,841
Cash provided by financing activities of discontinued operations	—	—

Cash provided by (used in) financing activities	(28,445)	7,841

Effect of exchange rate changes on cash and cash equivalents	2,208	(241)

Cash provided by (used in) all activities	21,066	(40,457)
Cash and cash equivalents, beginning of period	37,643	55,933

Cash and cash equivalents, end of period	$58,709	$15,476

Supplemental disclosures of cash flow information:
Cash paid for interest (including discontinued operations)	$5,659	$4,601

Cash paid for income taxes (including discontinued operations)	$8,438	$10,790

Supplemental non-cash investing and financing transactions:
Prepaid insurance obtained by note payable (including discontinued operations)	$10,051	$9,385

Equipment and property obtained by capital leases	$29,780	$11,635

Settlement of officer note receivable for stock	$—	$243

Deferred government obligation payments (including discontinued operations)	$32,300	$—

See accompanying notes to condensed consolidated financial statements.

Notes to condensed consolidated financial statements

(In thousands, except share and per share amounts)
(Unaudited)

1.	BASIS OF PRESENTATION

Willbros Group, Inc., a Republic of Panama corporation, and all of its majority-owned subsidiaries (the “Company” or “WGI”) provide construction; engineering; and engineering, procurement and construction (“EPC”) services to the energy industry and government entities. The Company’s principal markets for continuing operations are the United States, Canada, and Oman. The Company obtains its work through competitive bidding and through negotiations with prospective clients. Contract values may range from several thousand dollars to several hundred million dollars and contract durations range from a few weeks to more than two years.

The accompanying Condensed Consolidated Balance Sheet as of December 31, 2006, which has been derived from audited consolidated financial statements, and the preceding unaudited interim Condensed Consolidated Financial Statements as of September 30, 2007, have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Accordingly, certain information and note disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to those rules and regulations. However, the Company believes the presentations and disclosures herein are adequate to make the information not misleading. These unaudited Condensed Consolidated Financial Statements should be read in conjunction with the Company’s December 31, 2006 audited Consolidated Financial Statements and notes thereto contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006.

In the opinion of management, the unaudited Condensed Consolidated Financial Statements reflect all adjustments (which include normal recurring adjustments) necessary to present fairly the financial position as of September 30, 2007, the results of operations and cash flows of the Company for all interim periods presented, and stockholders’ equity for the nine months ended September 30, 2007. The results of operations and cash flows for the nine months ended September 30, 2007 are not necessarily indicative of the operating results and cash flows to be achieved for the full year.

The Condensed Consolidated Financial Statements include certain estimates and assumptions by management. These estimates and assumptions relate to the reported amounts of assets and liabilities at the date of the Condensed Consolidated Financial Statements and the reported amounts of revenue and expense during the periods. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment, goodwill and parts and supplies inventories; quantification of amounts recorded for contingencies, tax accruals and certain other accrued liabilities; valuation allowances for accounts receivable and deferred income tax assets; and revenue recognition under the percentage-of-completion method of accounting including estimates of progress toward completion and estimates of gross profit or loss accrual on contracts in progress. The Company bases its estimates on historical experience and other assumptions that it believes relevant under the circumstances. Actual results could differ from those estimates.

As discussed in Note 4—Discontinuance of Operations, Asset Disposals, and Transition Services Agreement, the Company sold its TXP-4 Plant on January 12, 2006, its Venezuelan operations and assets on August 17 and November 28, 2006, and its assets and operations in Nigeria on February 7, 2007. Accordingly, these Condensed Consolidated Financial Statements reflect these operations as discontinued operations in all periods presented. The disclosures in the Notes to the Condensed Consolidated Financial Statements relate to continuing operations except as otherwise indicated.

Notes to condensed consolidated financial statements

Certain prior period amounts have been reclassified to be consistent with current presentation.

Cash and cash equivalents as of December 31, 2006 and September 30, 2007 includes $10,000 of cash required as a minimum balance as stipulated by the Company’s 2006 Credit Facility. See Note 7—Long-term Debt.

Inventories, consisting of parts and supplies, are stated at the lower of cost or market. Cost is determined using the first-in, first-out (“FIFO”) method. Parts and supplies inventories are evaluated at least annually and adjusted for excess quantities and obsolete items.

2.	NEW ACCOUNTING PRONOUNCEMENTS

SFAS No. 157

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS No. 157 is effective for the Company’s fiscal year beginning January 1, 2008. The Company is currently evaluating what impact, if any, this statement will have on its consolidated financial statements.

SFAS No. 159

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating what impact, if any, this statement will have on its consolidated financial statements.

FIN 48

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109” (“FIN 48”). The Company adopted FIN 48 on January 1, 2007. FIN 48 establishes a single model to address accounting for uncertain tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on deregulation, measurement classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The Company, or one of its subsidiaries, files income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. income tax examination by tax authorities for years before 2003 and no longer subject to Canadian income tax for years before 2001 or in Oman for years before 2005.

As a result of the implementation of FIN 48, the Company recognized a $6,369 increase in the liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 accumulated deficit. During the third quarter of 2007, the Company received new documentation and support regarding existing uncertain tax positions and adjusted the FIN 48 liability accordingly. Management has identified additional uncertain tax positions based on information not previously

Notes to condensed consolidated financial statements

available. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Effect of adopting FIN 48 at January 1, 2007	$6,369
Income tax liabilities recognized prior to adoption of FIN 48	158
Change in measurement of existing tax positions	(1,931)
Additions based on tax positions related to the current year	110
Newly identified tax positions	1,786

Balance at September 30, 2007	$6,492

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense. The Company has recognized interest and penalties in its cumulative adjustment to the beginning accumulated deficit in the amount of $568. During the nine months ended September 30, 2007, the Company has recognized $18 in interest expense. Interest expense was significantly reduced during the third quarter of 2007 as a result of the change in measurement of existing tax positions primarily related to prior years and previously recognized in retained earnings upon the adoption of FIN 48. Interest and penalties are included in the table above.

3.	ACQUISITIONS

Effective July 1, 2007, the Company acquired the assets and operations of Midwest Management (1987) Ltd. (“Midwest”) pursuant to a Share Purchase Agreement. Midwest provides pipeline construction, rehabilitation and maintenance, water crossing installations or replacements, and facilities fabrication to the oil and gas industry, predominantly in western Canada.

The acquisition was accounted for using the purchase method of accounting prescribed by Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS No. 141”). The excess of the purchase price over assets acquired and liabilities assumed was allocated to goodwill, which is not deductible for income tax purposes. A summary of the initial purchase price allocation as of September 30, 2007 is as follows:

Current assets	$7,610
Property, plant and equipment	18,258
Goodwill	5,734
Current liabilities	(3,692)
Deferred income tax liability	(3,756)

Net assets acquired	$24,154

The total purchase price amount was $24,154, consisting of $22,793 in purchase price and approximately $1,361 in transaction costs. The final purchase price is subject to the finalization of a working capital adjustment.

4.	DISCONTINUANCE OF OPERATIONS, ASSET DISPOSALS, AND TRANSITION SERVICES AGREEMENT

Strategic Decisions

In 2006, the Company announced that it intended to sell the TXP-4 Plant, and its assets and operations in Venezuela and Nigeria, which led to their classification as discontinued operations (“Discontinued Operations”). The net assets and net liabilities related to the Discontinued Operations are shown on the Condensed Consolidated Balance Sheets as “Assets of discontinued operations” and “Liabilities of discontinued operations”, respectively. The results of the Discontinued Operations are shown on the

Notes to condensed consolidated financial statements

Condensed Consolidated Statements of Operations as “Loss from discontinued operations, net of provision for income taxes” for all periods presented.

Nigeria Assets and Nigeria Based Operations

Share Purchase Agreement
On February 7, 2007, the Company sold its Nigeria assets and Nigeria based operations in West Africa to Ascot Offshore Nigeria Limited (“Ascot”), a Nigerian oilfield services company, for total consideration of $155,250 (the “Purchase Price”). The sale was pursuant to a Share Purchase Agreement by and between the Company and Ascot dated as of February 7, 2007 (the “Agreement”), providing for the purchase by Ascot of all of the share capital of WG Nigeria Holdings Limited (“WGNHL”), the holding company for Willbros West Africa, Inc., Willbros (Nigeria) Limited, Willbros (Offshore) Nigeria Limited and WG Nigeria Equipment Limited.

In connection with the sale of its Nigeria assets and operations, the Company and its subsidiary Willbros International, Inc. (“WII”) entered into an indemnity agreement with Ascot and Berkeley Group plc (“Berkeley”) (the “Indemnity Agreement”), pursuant to which Ascot and Berkeley will indemnify the Company and WII for any obligations incurred by the Company or WII in connection with the parent company performance guarantees (the “Guarantees”) that the Company and WII previously issued and maintained on behalf of certain former subsidiaries now owned by Ascot under certain working contracts between the subsidiaries and their customers. Either the Company, WII or both are contractually obligated, in varying degrees, under the Guarantees to perform or cause to be performed work related to several ongoing projects. Among the Guarantees covered by the Indemnity Agreement are five contracts under which the Company estimates that, at February 7, 2007, there was aggregate remaining contract revenue, excluding any additional claim revenue, of $352,107 and aggregate estimated cost to complete of $293,562. At the February 7, 2007 sale date, one of the contracts covered by the Guarantees was estimated to be in a loss position with an accrual for such loss of $33,157. The associated liability was included in the liabilities acquired by Ascot. No claims have been made against the Guarantees.

Global Settlement Agreement (“GSA”)
On September 7, 2007, the Company finalized the GSA with Ascot. The significant components of the agreement include:

➢	A reduction to the purchase price of $25,000;

➢	Ascot agreed to provide supplemental backstop letters of credit in the amount of $20,322 issued by a non-Nigerian bank approved by the Company;

➢	Ascot provided specific indemnities related to two ongoing projects that Ascot acquired as part of the Agreement;

➢	Ascot and the Company agreed that all working capital adjustments as provided for in the Agreement were resolved; and

➢	Except as provided in the GSA, Ascot and the Company waived all of their respective rights and obligations relating to indemnifications provided in the February 7, 2007 Share Purchase Agreement concerning any breach of a covenant or any representation or warranty.

As a result of the GSA, the Company has recognized a cumulative gain on the sale of its Nigeria assets and operations of $183. The GSA was settled by a payment to Ascot from the Company in the amount of $11,076. This amount represents the agreed upon reduction to the purchase price, due to Ascot, of $25,000, reduced by amounts owed by Ascot to the Company of $11,299 for services rendered under the Transition Services Agreement (“TSA”) and $2,625 due from Ascot in the form of a note from the closing of the Agreement. Because of the GSA, Ascot’s account with the Company was current as of September 30, 2007.

Notes to condensed consolidated financial statements

Letters of Credit
At September 30, 2007, the Company had four letters of credit outstanding totaling $20,322 associated with Discontinued Operations (the “Discontinued LC’s”). At the time of the February 7, 2007, sale of the Nigeria assets and operations, in accordance with FASB Interpretation No. 45, “Guarantors Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others” (“FIN 45”), a liability was recognized for $1,575 related to the letters of credit. This liability will be released as each of the Discontinued LCs are released or expire and the Company is relieved of its risk related to the Discontinued LC’s. The Discontinued LC’s are scheduled to expire in the amount of $440 on December 19, 2007, $19,759 on August 31, 2008, and $123 on February 28, 2009.

In accordance with the Agreement, the Discontinued LC’s are backstopped by U.S. dollar denominated letters of credit issued by Intercontinental Bank Plc, a Nigerian bank. Additionally, in accordance with the GSA, the Discontinued LC’s are supplementally backstopped by letters of credit issued by an international bank based in Paris, France, with a Standard and Poor’s rating of AA+/Stable as of October 25, 2007. These backstop letters of credit provide loss security to the Company in the event any of the Company’s outstanding Discontinued LC’s are called.

Transition Services Agreement
Concurrent with the Nigeria sale, the Company entered into a two-year TSA with Ascot. Under the agreement, the Company is primarily providing labor in the form of seconded employees to work under the direction of Ascot along with specifically defined work orders for services generally covered in the TSA. Ascot has agreed to reimburse the Company for these services. Through September 30, 2007, these reimbursable contract costs totaled approximately $21,582. The after-tax residual net loss from providing these transition services is $370, or less than 2% of the incurred costs for the nine months ended September 30, 2007. Both the Company and Ascot are working to shift the transition services provided by the Company to direct services secured by Ascot.

Although the services provided under the TSA generate transactions between the Company and Ascot, the amounts are not considered to be significant. Additionally, the Company’s level of support has decreased over the term of the TSA to date, as the employees and services provided by the Company shift to direct employees and services secured by Ascot. The Company does not have the ability to significantly influence the operating or financial policies of Ascot. Under the provisions of Emerging Issues Task Force Issue 03-13, “Applying the Conditions of Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations” (“EITF 03-13”), the Company has no significant continuing involvement in the operations of the former assets and operations owned in Nigeria. Accordingly, income generated by the TSA is shown, net of costs incurred, as a component of “Loss from discontinued operations, net of provision for income taxes” on the Condensed Consolidated Statement of Operations, and its assets and liabilities are shown as “Assets of discontinued operations” and “Liabilities of discontinued operations”, respectively, in the Condensed Consolidated Balance Sheets.

Residual Equipment in Nigeria
In conjunction with the TSA, the Company has made available certain equipment to Ascot for use in Nigeria; this equipment was not sold to Ascot under the Agreement. Through September 30, 2007, the Company has not resolved the rental rates for this equipment with Ascot for the period February 8, 2007 through September 30, 2007. As agreed in the GSA, on September 14, 2007, the Company received an appraisal for this equipment; the fair-value of the equipment was $8,477. The Company’s net book value for this equipment at September 30, 2007 was $2,377. This equipment is comprised of construction equipment, rolling stock, and generator sets. The Company and Ascot are working to resolve the issue of rental equipment, either through cash settlement or though an exchange of equipment.

Notes to condensed consolidated financial statements

Venezuela

Business Disposal
On November 28, 2006, the Company completed the sale of its assets and operations in Venezuela. The Company received total compensation of $7,000 in cash and $3,300 in the form of a commitment from the buyer, to be paid on or before December 4, 2013. The repayment commitment is secured by a 10% interest in a Venezuelan financing joint venture. As of September 30, 2007, no payment on the commitment has been made. The Company estimates no gain or loss on the sale of its assets and operations in Venezuela.

TXP-4 Plant

Asset Disposal
On January 12, 2006, the Company completed the sale of its TXP-4 Plant. The Company received cash payments of $27,944 for the sale and realized a gain of $1,342, net of taxes of $691.

In addition to the cash payments described above, Williams Field Services Company (“Williams”) agreed to pay the Company a portion of any recovery that Williams may obtain based on damages, loss or injury related to the TXP-4 Plant up to $3,400. This settlement is contingent upon Williams’ recovery from various third parties and is the only ongoing potential source of cash flows subsequent to the sale date. The timing and amount of any resolution to these claims cannot be estimated. No additional payments have been received.

Notes to condensed consolidated financial statements

Results of Discontinued Operations

Condensed Statements of Operations of the Discontinued Operations are as follows:

	Three Months Ended September 30, 2007
					Discontinued
	Nigeria	Nigeria TSA	Venezuela	Opal TXP-4	operations

Contract revenue	$—	$4,825	$—	$—	$4,825
Operating expenses:
Contract	—	4,690	—	—	4,690
Depreciation and amortization	—	178	—	—	178
General and administrative	—	124	—	—	124
Profit disgorgement	10,300	—	—	—	10,300

	10,300	4,992	—	—	15,292

Operating loss	(10,300)	(167)	—	—	(10,467)
Other income	1,441	54	—	—	1,495

Loss before income taxes	(8,859)	(113)	—	—	(8,972)
Provision for income taxes	—	154	—	—	154

Net loss	$(8,859)	$(267)	$—	$—	$(9,126)

	Three Months Ended September 30, 2006
					Discontinued
	Nigeria	Nigeria TSA	Venezuela	Opal TXP-4	operations

Contract revenue	$102,304	$—	$43	$—	$102,347
Operating expenses:
Contract	112,432	—	114	—	112,546
Depreciation and amortization	—	—	—	—	—
General and administrative	7,184	—	46	—	7,230

	119,616	—	160	—	119,776

Operating loss	(17,312)	—	(117)	—	(17,429)
Other income (expense)	3,478	—	(1)	—	3,477

Loss before income taxes	(13,834)	—	(118)	—	(13,952)
Provision for income taxes	3,184	—	—	—	3,184

Net loss	$(17,018)	$—	$(118)	$—	$(17,136)

Notes to condensed consolidated financial statements

	Nine Months Ended September 30, 2007
					Discontinued
	Nigeria	Nigeria TSA	Venezuela	Opal TXP-4	operations

Contract revenue	$30,046	$21,906	$—	$—	$51,952
Operating expenses:
Contract	34,360	20,527	—	—	54,887
Depreciation and amortization	—	490	—	—	490
General and administrative	3,472	565	—	—	4,037
Profit disgorgement	10,300	—	—	—	10,300

	48,132	21,582	—	—	69,714

Operating income (loss)	(18,086)	324	—	—	(17,762)
Other income (expense)	(1,946)	55	—	—	(1,891)

Income (loss) before income taxes	(20,032)	379	—	—	(19,653)
Provision for income taxes	1,092	749	—	—	1,841

Net loss	$(21,124)	$(370)	$—	$—	$(21,494)

	Nine Months Ended September 30, 2006
					Discontinued
	Nigeria	Nigeria TSA	Venezuela	Opal TXP-4	operations

Contract revenue	$375,275	$—	$257	$—	$375,532
Operating expenses:
Contract	372,487	—	562	—	373,049
Depreciation and amortization	3,607	—	378	—	3,985
General and administrative	20,339	—	322	—	20,661

	396,433	—	1,262	—	397,695

Operating loss	(21,158)	—	(1,005)	—	(22,163)
Other income (expense)	(11,022)	—	164	2,033	(8,825)

Income (loss) before income taxes	(32,180)	—	(841)	2,033	(30,988)
Provision for income taxes	14,427	—	143	691	15,261

Net income (loss)	$(46,607)	$—	$(984)	$1,342	$(46,249)

Notes to condensed consolidated financial statements

Financial Position of Discontinued Operations

Condensed Consolidated Balance Sheets of the Discontinued Operations are as follows:

	September 30, 2007
					Discontinued
	Nigeria	Nigeria TSA	Venezuela	Opal TXP-4	operations

Current assets:
Cash and cash equivalents	$—	$130	$—	$—	$130
Accounts receivable, net	—	1,602	—	—	1,602
Prepaid expenses	—	1,065	—	—	1,065

Total current assets	—	2,797	—	—	2,797
Property, plant and equipment, net	—	1,228	—	—	1,228
Other noncurrent assets	—	633	—	—	633

Total assets	—	4,658	—	—	4,658
Current liabilities	—	4,639	—	—	4,639

Total current liabilities	—	4,639	—	—	4,639

Net assets of discontinued operations	$—	$19	$—	$—	$19

	December 31, 2006
					Discontinued
	Nigeria	Nigeria TSA	Venezuela	Opal TXP-4	operations

Current assets:
Cash and cash equivalents	$12,964	$—	$—	$—	$12,964
Restricted cash	36,683	—	—	—	36,683
Accounts receivable, net	76,673	—	—	—	76,673
Contract cost and recognized income not yet billed	79,364	—	—	—	79,364
Prepaid expenses	16,017	—	—	—	16,017
Parts and supplies inventories	21,645	—	—	—	21,645

Total current assets	243,346	—	—	—	243,346
Property, plant and equipment, net	50,723	—	—	—	50,723
Other noncurrent assets	123	—	—	—	123

Total assets	294,192	—	—	—	294,192
Current liabilities	148,135	—	—	—	148,135
Loss provision on contracts	33,957	—	—	—	33,957

Total current liabilities	182,092	—	—	—	182,092

Net assets of discontinued operations	$112,100	$—	$—	$—	$112,100

Notes to condensed consolidated financial statements

Profit Disgorgement
Subsequent to September 30, 2007, the Company reached an agreement in principle with the staff of the SEC to resolve the investigation of possible violations of the Foreign Corrupt Practices Act and the U.S. securities laws related to projects in Bolivia, Ecuador and Nigeria. As a result of this agreement in principle, subject to approval by the SEC commissioners, the Company has recorded a $10,300 charge to discontinued operations. The $10,300 is profit disgorgement, inclusive of accrued interest on the disgorged profit, related to a single Nigeria project included in the February 7, 2007 sale of the Company’s Nigeria assets and operations. The disgorged profit was previously recognized in the results from discontinued operations, and accordingly, the full amount of $10,300 is recorded as a charge to discontinued operations in the third quarter of 2007. This classification is consistent with the provisions of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”). See Note 13 — Contingencies, Commitments and Other Circumstances for further discussion of the agreement in principle.

Cash and Cash Equivalents
Nigeria had restricted cash of $36,683 on December 31, 2006. The December 31, 2006 balance was in a consortium bank account that required the approval of the Company and its consortium partner to disburse funds. Additionally, cash and cash equivalents for Nigeria contained $9,482 at December 31, 2006, that was appropriated for use by specific projects.

Parts and Supplies Inventories
Nigeria had parts and supplies inventories of $21,645, net of reserves of $12,159, at December 31, 2006.

Loss Provision on Contracts
The Company had recognized $33,957 of estimated losses related to two projects in Nigeria as of December 31, 2006.

Contingencies, Commitments and Other Circumstances
At December 31, 2006, other assets and accounts receivable of the Discontinued Operations include anticipated recoveries from insurance or third parties of $1,191, primarily related to the repair of pipelines.

5.	CONTRACTS IN PROGRESS

Contract cost and recognized income not yet billed on uncompleted contracts arise when revenues have been recorded, but the amounts cannot be billed under the terms of the contracts. Such amounts are recoverable from customers upon various measures of performance, including achievement of certain milestones, completion of specified units or completion of the contract. Also included in contract cost and recognized income not yet billed on uncompleted contracts are amounts the Company seeks to collect from customers for change orders approved in scope, but not for price associated with that scope change (unapproved change orders). Revenue for these amounts are recorded equal to cost incurred when realization of price approval is probable and the estimated amount is equal to or greater than the Company’s cost related to the unapproved change order. Unapproved change orders involve the use of estimates, and it is reasonably possible that revisions to the estimated recoverable amounts of recorded unapproved change orders may be made in the near-term. If the Company does not successfully resolve these matters, a net expense (recorded as a reduction in revenues), may be required, in addition to amounts that have been previously recorded.

Notes to condensed consolidated financial statements

Contract cost and recognized income not yet billed, and contract billings in excess of cost and recognized income, as of September 30, 2007 and December 31, 2006 were as follows:

	September 30,	December 31,
	2007	2006

Contract cost and recognized income not yet billed	$29,029	$11,027
Contract billings in excess of cost and recognized income	(7,891)	(14,947)

	$21,138	$(3,920)

Contract cost and recognized income not yet billed includes $3,245 and $1,191 at September 30, 2007, and December 31, 2006, respectively, on completed contracts. Included in the $3,245 unbilled at September 30, 2007, is a $1,736 change order related to one project that has been invoiced and collected subsequent to quarter end.

6.	GOVERNMENT OBLIGATIONS

Government obligations represent amounts to become due to government entities, specifically the Department of Justice (“DOJ”) and the SEC, as final settlement of the investigations involving possible violations of the Foreign Corrupt Practices Act (the “FCPA”) and possible violations of the Securities Act of 1933 and the Securities Exchange Act of 1934. These investigations stem primarily from the Company’s former operations in Bolivia, Ecuador and Nigeria. In October 2007, the Company reached agreements in principle, subject to approval by the DOJ and the SEC, to settle their investigations. The agreements in principle provide for an anticipated aggregate payment of $32,300 consisting of $22,000 in fines payable to the DOJ related to FCPA violations and $10,300 of profit disgorgement payable to the SEC.

As a result of the agreements in principle, the Company has increased its accrual related to these investigations by $8,300. This increase is recorded in the third quarter of 2007 and is comprised of: 1) a $2,000 reduction in the Company’s second quarter of 2007 estimate of $24,000 in fines resulting from the DOJ actions that was recorded as a charge to continuing operations, and 2) an additional $10,300 of profit disgorgement, inclusive of accrued interest on the disgorged profit, resulting from SEC actions. The profit disgorgement is related to a single Nigeria project included in the February 7, 2007 sale of the Company’s Nigeria assets and operations. The disgorged profit was previously recognized in the results from discontinued operations, and accordingly, the full amount of $10,300 is recorded as a charge to discontinued operations in the third quarter of 2007.

The aggregate obligation of $32,300 has been classified on the Condensed Consolidated Balance Sheets as $8,075 in “Current portion of government obligations” and the remaining $24,225 in “Long-term portion of government obligations.” This division is based on payment terms in the agreements in principle that provide for four equal installments, first on signing of the final settlements and annually for approximately three years thereafter.

The agreements in principle are contingent upon the parties’ agreement to the terms of a final settlement agreement, and approval by the DOJ and SEC and confirmation by a federal district court. There can be no assurance that the settlement will be finalized. See Note 13 — Contingencies, Commitments and Other Circumstances for further discussion of the agreements in principle.

Notes to condensed consolidated financial statements

7.	LONG-TERM DEBT

Long-term debt as of September 30, 2007 and December 31, 2006 was as follows:

	September 30,	December 31,
	2007	2006

2.75% convertible senior notes	$70,000	$70,000
Capital lease obligations	34,797	11,601
6.5% senior convertible notes	32,050	84,500
Other obligations	113	51
2006 Credit Facility	—	—

Total debt	136,960	166,152
Less current portion	(8,825)	(4,575)

Long-term debt	$128,135	$161,577

2006 Credit Facility

On October 27, 2006, Willbros USA, Inc., a wholly-owned subsidiary of the Company, entered into a new $100,000 three-year senior secured synthetic credit facility (the “2006 Credit Facility”) with a group of lenders led by Calyon New York Branch (“Calyon”). The 2006 Credit Facility replaced the Company’s 2004 Credit Facility. The Company may elect to increase the total capacity under the 2006 Credit Facility to $150,000, with Calyon’s consent. Through December 31, 2007, the Company has received a commitment from Calyon to increase the capacity under the 2006 Credit Facility to $125,000 subject to certain terms and conditions.

The 2006 Credit Facility may be used for standby and commercial letters of credit, borrowings or a combination thereof. Borrowings, which may be made up to $25,000 less the amount of any letter of credit advances or financial letters of credit, must be repaid at least once a year and no new revolving advances may be made for a period of 10 consecutive business days thereafter.

Fees payable under the 2006 Credit Facility include a facility fee at a rate per annum equal to 5.0 percent of the 2006 Credit Facility capacity, payable quarterly in arrears (the facility fee will be reduced to 2.75 percent if the Company obtains a rating from S&P and Moody’s greater than B and B2, respectively), and a letter of credit fee equal to 0.125 percent per annum of aggregate commitments. Interest on any borrowings is payable quarterly in arrears at the adjusted base rate minus 1.00 percent or at a Eurodollar rate at the Company’s option. The 2006 Credit Facility is collateralized by substantially all of the Company’s assets, including stock of the Company’s principal subsidiaries. The Company may not make any acquisitions involving cash consideration in excess of $5,000 in any 12-month period, and $10,000 in the aggregate, without the approval of a majority of the lenders under the 2006 Credit Facility. The 2006 Credit Facility contains a requirement for the maintenance of a $10,000 minimum cash balance, prohibits the payment of cash dividends and includes customary affirmative and negative covenants, such as limitations on the creation of certain new indebtedness and liens, restrictions on certain transactions and payments, maintenance of a maximum senior leverage ratio, a minimum fixed charge coverage ratio, and minimum tangible net worth requirement. A default may be triggered by events such as a failure to comply with financial covenants or other covenants, a failure to make payments when due, a failure to make payments when due in respect of or a failure to perform obligations relating to debt obligations in excess of $5,000, a change of control of the Company or certain insolvency proceedings as defined by the 2006 Credit Facility. The 2006 Credit Facility is guaranteed by the Company and certain other subsidiaries. Unamortized costs associated with the creation of the 2006 Credit Facility total $1,463 and $1,986 and are included in other assets at September 30, 2007 and December 31, 2006, respectively. Because the 2006 Credit Facility has only

Notes to condensed consolidated financial statements

been used to provide letters of credit, these costs are being amortized to general and administrative expense over the three-year term of the credit facility ending October 2009.

On May 9, 2007, the Company received consent under the 2006 Credit Facility for the cash acquisition of Midwest. This consent stipulates that the cash consideration should not exceed $C18,500, plus actual working capital, working capital adjustment and reasonable fees and expenses incurred in connection with the acquisition of Midwest.

On May 16, 2007, the Company entered into an amendment to allow for cash payments not to exceed $21,000 during the term of the 2006 Credit Facility with respect to fractional shares or as a part of a separately negotiated inducement to the holders of the 6.5% Senior Convertible Notes and 2.75% Convertible Senior Notes.

As of September 30, 2007, there were no borrowings outstanding under the 2006 Credit Facility and there were $80,168 in outstanding letters of credit, consisting of $59,846 issued for projects in continuing operations and $20,322 issued for projects related to Discontinued Operations. As of December 31, 2006, there were no borrowings outstanding under the 2006 Credit Facility and there were $64,545 in outstanding letters of credit, consisting of $41,920 issued for projects in continuing operations and $22,625 issued for projects related to Discontinued Operations. The Company is currently prohibited from borrowing under the 2006 Credit Facility due to debt incurrence restrictions in the 6.5% Notes.

The 2006 Credit Facility includes customary affirmative and negative covenants, such as limitations on the creation of new indebtedness and on certain liens, restrictions on certain transactions and maintenance of the following financial covenants:

➢	A consolidated tangible net worth in an amount of not less than the sum of $116,561 plus 50 percent of consolidated net income earned in each quarter ended after December 31, 2006;

➢	A maximum senior leverage ratio of 1.00 to 1.00 for the quarter ending September 30, 2007, and for each quarter thereafter;

➢	A fixed charge coverage ratio of not less than 3.00 to 1.00, for the quarter ended September 30, 2007, and for each quarter thereafter; and

➢	A prohibition on capital expenditures (cost of assets added through purchase or capital lease) if the Company’s liquidity falls below $50,000.

If these covenants are violated, it would be considered an event of default entitling the lenders to terminate the remaining commitment, call all outstanding letters of credit, and accelerate any principal and interest outstanding. As of September 30, 2007;

➢	The Company’s consolidated tangible net worth was $151,934, which was approximately $35,373 in excess of the tangible net worth the Company was required to maintain under the credit facility;

➢	The Company is in compliance with the maximum senior leverage ratio because it has incurred no revolving advance or other senior debt;

➢	The Company’s fixed charge coverage ratio was 6.17 to 1.00; and

➢	The Company’s cash balance as of September 30, 2007 was $58,709, which allowed the Company to add $53,926 of fixed assets to the balance sheet during the previous 12 months.

At September 30, 2007, the Company was in compliance with all of these covenants.

6.5% Senior Convertible Notes

On December 22, 2005, the Company entered into a purchase agreement (the “Purchase Agreement”) for a private placement of $65,000 aggregate principal amount of its 6.5% Senior Convertible Notes due 2012 (the “6.5% Notes”). The private placement closed on December 23, 2005. During the first

Notes to condensed consolidated financial statements

quarter of 2006, the initial purchasers of the 6.5% Notes exercised their options to purchase an additional $19,500 aggregate principal amount of the 6.5% Notes. Collectively, the primary offering and the purchase option of the 6.5% Notes total $84,500. The net proceeds of the offering were used to retire existing indebtedness and provide additional liquidity to support working capital needs.

The 6.5% Notes are governed by an indenture, dated December 23, 2005, that was entered into by and among the Company, as issuer, Willbros USA, Inc., as guarantor (“WUSAI”), and The Bank of New York Mellon Corporation, as Trustee (the “Indenture”), and were issued under the Purchase Agreement by and among the Company and the initial purchasers of the 6.5% Notes (the “Purchasers”), in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). The 6.5% Notes are convertible into shares of the Company’s stock and these underlying shares have been registered with the SEC. The 6.5% Notes, however, have not been registered with the SEC.

Pursuant to the Purchase Agreement, the Company and WUSAI have agreed to indemnify the Purchasers, their affiliates and agents, against certain liabilities, including liabilities under the Securities Act. The 6.5% Notes are convertible into shares of the Company’s common stock at a conversion rate of 56.9606 shares of common stock per $1,000.00 principal amount of notes (representing a conversion price of approximately $17.56 per share resulting in 1,825,589 shares at September 30, 2007), subject to adjustment in certain circumstances. The 6.5% Notes are general senior unsecured obligations. Interest is due semi-annually on June 15 and December 15, and began on June 15, 2006.

The 6.5% Notes mature on December 15, 2012 unless the notes are repurchased or converted earlier. The Company does not have the right to redeem the 6.5% Notes. The holders of the 6.5% Notes have the right to require the Company to purchase the 6.5% Notes for cash, including unpaid interest, on December 15, 2010. The holders of the 6.5% Notes also have the right to require the Company to purchase the 6.5% Notes for cash upon the occurrence of a fundamental change, as defined in the Indenture. In addition to the amounts described above, the Company will be required to pay a “make-whole premium” to the holders of the 6.5% Notes who elect to convert their notes into the Company’s common stock in connection with a fundamental change. The make-whole premium is payable in additional shares of common stock and is calculated based on a formula with the premium ranging from 0 percent to 28.0 percent depending on when the fundamental change occurs and the price of the Company’s stock at the time the fundamental change occurs.

Upon conversion of the 6.5% Notes, the Company has the right to deliver, in lieu of shares of its common stock, cash or a combination of cash and shares of its common stock. Under the Indenture, the Company is required to notify holders of the 6.5% Notes of its method for settling the principal amount of the 6.5% Notes upon conversion. This notification, once provided, is irrevocable and legally binding upon the Company with regard to any conversion of the 6.5% Notes. On March 21, 2006, the Company notified holders of the 6.5% Notes of its election to satisfy its conversion obligation with respect to the principal amount of any 6.5% Notes surrendered for conversion by paying the holders of such surrendered 6.5% Notes 100 percent of the principal conversion obligation in the form of common stock of the Company. Until the 6.5% Notes are surrendered for conversion, the Company will not be required to notify holders of its method for settling the excess amount of the conversion obligation relating to the amount of the conversion value above the principal amount, if any. In the event of a default of $10,000 or more on any credit agreement, including the 2006 Credit Facility and the 2.75% Notes, a corresponding event of default would result under the 6.5% Notes.

On May 18, 2007, the Company completed two transactions to induce conversion with two Purchasers of the 6.5% Notes. Under the conversion agreements, the Purchasers converted $36,250 in aggregate principal amount of the 6.5% Notes into 2,064,821 shares of the Company’s $0.05 par value common stock. As an inducement for the Purchasers to convert, the Company made aggregate cash payments to the Purchasers of $8,972, plus $1,001 in accrued interest for the current interest period. In connection

Notes to condensed consolidated financial statements

with the induced conversion, the Company recorded a loss on early extinguishment of debt of $10,894. The loss on early extinguishment of debt is inclusive of the cash premium paid to induce conversion and $1,922 of unamortized debt costs.

On May 29 and May 30, 2007, the Company completed two additional transactions to induce conversion with two Purchasers of the 6.5% Notes. Under the conversion agreements, the Purchasers converted $16,200 in aggregate principal amount of the 6.5% Notes into 922,761 shares of the Company’s common stock. As an inducement for the Purchasers to convert, the Company made aggregate cash payments to the Purchasers of $3,748, plus $480 in accrued interest for the current interest period. In connection with the induced conversion, the Company recorded a loss on early extinguishment of debt of $4,481. The loss on early extinguishment of debt is inclusive of the cash premium paid to induce conversion and the write-off of $733 of unamortized debt issue costs.

As of September 30, 2007, $32,050 of aggregate principal amount of the 6.5% Notes remains outstanding. Unamortized debt issuance costs of $1,361 and $4,103 associated with the 6.5% Notes are included in other assets at September 30, 2007 and December 31, 2006, respectively, and are being amortized over the seven-year period ending December 2012.

A covenant in the indenture for the 6.5% Notes prohibits the Company from incurring any additional indebtedness if its consolidated leverage ratio exceeds 4.00 to 1.00. As of September 30, 2007, this covenant precluded the Company from borrowing under the 2006 Credit Facility. Capital leases are not considered indebtedness under this provision except to the extent by which they exceed $50,000.

2.75% Convertible Senior Notes

On March 12, 2004, the Company completed a primary offering of $60,000 of 2.75% Convertible Senior Notes (the “2.75% Notes”). On April 13, 2004, the initial purchasers of the 2.75% Notes exercised their option to purchase an additional $10,000 aggregate principal amount of the notes. Collectively, the primary offering and purchase option of the 2.75% Notes totaled $70,000. The 2.75% Notes are general senior unsecured obligations. Interest is paid semi-annually on March 15 and September 15 and payments began on September 15, 2004. The 2.75% Notes mature on March 15, 2024 unless the notes are repurchased, redeemed or converted earlier. The Company may redeem the 2.75% Notes for cash on or after March 15, 2011, at 100 percent of the principal amount of the notes plus accrued interest. The holders of the 2.75% Notes have the right to require the Company to purchase the 2.75% Notes, including unpaid interest, on March 15, 2011, 2014, and 2019, or upon a change of control related event. On March 15, 2011, or upon a change in control event, the Company must pay the purchase price in cash. On March 15, 2014 and 2019, the Company has the option of providing its common stock in lieu of cash or a combination of common stock and cash to fund purchases. The holders of the 2.75% Notes may, under certain circumstances, convert the notes into shares of the Company’s common stock at an initial conversion ratio of 51.3611 shares of common stock per $1,000.00 principal amount of notes (representing a conversion price of approximately $19.47 per share resulting in 3,595,277 shares at September 30, 2007 subject to adjustment in certain circumstances). The notes will be convertible only upon the occurrence of certain specified events including, but not limited to, if, at certain times, the closing sale price of the Company’s common stock exceeds 120 percent of the then current conversion price, or $23.36 per share, based on the initial conversion price. In the event of a default under any Company credit agreement other than the indenture covering the 2.75% Notes, (1) in which the Company fails to pay principal or interest on indebtedness with an aggregate principal balance of $10,000 or more; or (2) in which indebtedness with a principal balance of $10,000 or more is accelerated, an event of default would result under the 2.75% Notes.

On June 10, 2005, the Company received a letter from a law firm representing an investor claiming to be the owner of in excess of 25 percent of the 2.75% Notes asserting that, as a result of the Company’s

Notes to condensed consolidated financial statements

failure to timely file with the SEC its 2004 Form 10-K and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, it was placing the Company on notice of an event of default under the indenture dated as of March 12, 2004 between the Company, as issuer, and JPMorgan Chase Bank, N.A., as trustee (the “Indenture”), which governs the 2.75% Notes. The Company indicated that it did not believe that it had failed to perform its obligations under the relevant provisions of the Indenture referenced in the letter. On August 19, 2005, the Company entered into a settlement agreement with the beneficial owner of the 2.75% Notes on behalf of whom the notice of default was sent, pursuant to which the Company agreed to use commercially reasonable efforts to solicit the requisite vote to approve an amendment to the Indenture (the “Indenture Amendment”). The Company obtained the requisite vote and on September 22, 2005, the Indenture Amendment became effective.

The Indenture Amendment extended the initial date on or after which the 2.75% Notes may be redeemed by the Company to March 15, 2013 from March 15, 2011. In addition, a new provision was added to the Indenture which requires the Company, in the event of a “fundamental change” which is a change of control event in which 10 percent or more of the consideration in the transaction consists of cash, to make a coupon make-whole payment equal to the present value (discounted at the U.S. treasury rate) of the lesser of (a) two years of scheduled payments of interest on the 2.75% Notes or (b) all scheduled interest on the 2.75% Notes from the date of the transaction through March 15, 2013.

On August 15, 2007, the Company notified holders of the 2.75% Notes of its election to satisfy its conversion obligation with respect to the principal amount of any 2.75% Notes surrendered for conversion by paying the holders of such surrendered 2.75% Notes 100 percent of the principal conversion obligation in the form of common stock of the Company. Until the 2.75% Notes are surrendered for conversion, the Company will not be required to notify holders of its method for settling the excess amount of the conversion obligation relating to the amount of the conversion value above the principal amount, if any.

Unamortized debt issue costs of $1,787 and $2,175 associated with the 2.75% Notes are included in other assets at September 30, 2007 and December 31, 2006, respectively, and are being amortized over the seven-year period ending March 2011.

2004 Credit Facility

On March 12, 2004, the existing $125,000 June 2002 credit agreement with Calyon was amended, restated and increased to $150,000 (the “2004 Credit Facility”). The 2004 Credit Facility would have matured on March 12, 2007 but was replaced on October 27, 2006 by the 2006 Credit Facility (See “2006 Credit Facility” above). The 2004 Credit Facility was available for standby and commercial letters of credit, borrowings or a combination thereof. Borrowings were limited to the lesser of 40 percent of the borrowing base or $30,000. Interest was payable quarterly at a base rate plus a margin ranging from 0.75 percent to 2.00 percent or on a Eurodollar rate plus a margin ranging from 1.75 percent to 3.00 percent. The 2004 Credit Facility was collateralized by substantially all of the Company’s assets, including stock of the Company’s principal subsidiaries, prohibited the payment of cash dividends and required the Company to maintain certain financial ratios. The borrowing base was calculated using varying percentages of cash, accounts receivable, accrued revenue, contract cost and recognized income not yet billed, property, plant and equipment, and spare parts.

During the period from August 6, 2004 to August 18, 2006, the Company entered into various amendments and waivers to the 2004 Credit Facility with its syndicated bank group to waive non-compliance with certain financial and non-financial covenants. Among other things, the amendments provided that (1) certain financial covenants and reporting obligations were waived and/or modified to reflect the Company’s current and anticipated future operating performance, (2) the ultimate reduction of the facility to $50,000 with a letter of credit limit of $50,000 less the face amount of letters of credit issued prior to August 18, 2006, and required that each new letter of credit must be fully cash

Notes to condensed consolidated financial statements

collateralized and that a letter of credit fee of 0.25 percent be paid for each cash collateralized letter of credit and (3) the Company maintain a minimum cash balance of $15,000. The Sixth Amendment expired on September 30, 2006, and availability under the 2004 Credit Facility was reduced to zero. On October 27, 2006, the 2004 Credit Facility was replaced with the 2006 Credit Facility.

Capital Leases

During 2006 and 2007 the Company entered into multiple capital lease agreements to acquire construction equipment. These leases in aggregate added approximately $34,725, net, to the Company’s total capital lease obligation. In aggregate, these leases have interest rates ranging from 6.80% to 8.95% and have typical terms of at least 36 months.

Assets held under capital leases at September 30, 2007 and December 31, 2006 are summarized below:

	September 30,	December 31,
	2007	2006

Construction equipment	$40,681	$10,662
Land and buildings	—	1,446
Furniture and office equipment	535	535

Total assets held under capital lease	41,216	12,643
Less accumulated depreciation	(6,743)	(1,572)

Net assets under capital lease	$34,473	$11,071

8.	INCOME (LOSS) PER SHARE

Basic earnings per share (“EPS”) is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted EPS is based on the weighted average number of shares outstanding during each period and the assumed exercise of potential dilutive stock options and warrants and vesting of restricted stock and restricted stock rights less the number of treasury shares assumed to be purchased from the proceeds using the average market price of the Company’s stock for each of the periods presented. The Company’s convertible notes were included in the calculation of diluted income per share under the “if-converted” method. Additionally, diluted income per share for continuing operations is calculated excluding the after-tax interest expense associated with the convertible notes since these notes are treated as if converted into common stock.

Notes to condensed consolidated financial statements

Basic and diluted income (loss) from continuing operations per common share for the three and nine months ended September 30, 2007 and 2006 are computed as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006

Net income (loss) from continuing operations	$10,272	$(4,965)	$(33,446)	$(18,598)
Add: Interest and debt issuance costs associated with convertible notes	780	—	—	—

Net income (loss) from continuing operations applicable to common shares	$11,052	$(4,965)	$(33,446)	$(18,598)

Weighted average number of common shares outstanding for basic income (loss) per share	28,804,907	21,557,695	27,421,927	21,480,730
Weighted average number of dilutive potential common shares outstanding	6,039,575	—	—	—

Weighted average number of common shares outstanding for diluted income (loss) per share	34,844,482	21,557,695	27,421,927	21,480,730

Income (loss) per common share from continuing operations:
Basic	$0.36	$(0.23)	$(1.22)	$(0.87)

Diluted	$0.32	$(0.23)	$(1.22)	$(0.87)

The Company incurred net losses for the nine months ended September 30, 2007, and the three and nine months ended 2006 and has therefore excluded the securities listed below from the computation of diluted loss per share, as the effect would be anti-dilutive:

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006

2.75% Convertible senior notes	—	3,595,277	3,595,277	3,595,277
6.5% Senior convertible notes	—	4,813,171	1,825,589	4,813,171
Stock options	—	833,900	686,750	833,900
Warrants to purchase common stock	—	—	558,354	—
Restricted stock and restricted stock rights	—	248,000	612,637	248,000

	—	9,490,348	7,278,607	9,490,348

In accordance with Emerging Issues Task Force Issue 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share”, the 5,420,866 shares issuable upon conversion of both the 6.5% Notes and the 2.75% Notes will be included in diluted earnings per share if those securities are dilutive, regardless of whether the conversion prices of $19.47 and $17.56, respectively, have been met.

Notes to condensed consolidated financial statements

9.	SEGMENT INFORMATION

The Company’s segments are strategic business units that are managed separately as each has different operational requirements and strategies. Beginning the first quarter of 2007, the Company defines its operating segments based on the Company’s core lines of business rather than geographic markets as presented in prior periods. The Company’s operating segments are defined as the following reportable segments: Construction, Engineering, and Engineering, Procurement and Construction (“EPC”). The three reportable segments operate primarily in the United States, Canada, and the Middle East. Previously, the Company’s reportable segments were U.S. & Canada and International. Prior period balances have been reclassified to reflect this change. Management evaluates the performance of each operating segment based on operating margin. The Company’s corporate operations include the general, administrative, and financing functions of the organization. The costs of these functions are allocated between the three operating segments. The Company has chosen not to allocate Government fines to the segments. The Company’s corporate operations also include various other assets, some of which are allocated between the three operating segments. There are no material inter-segment revenues in the periods presented.

The following tables reflect the Company’s reconciliation of segment operating results to the net income (loss) in the Condensed Consolidated Statement of Operations for the three and nine months ended September 30, 2007 and 2006:

For the three months ended September 30, 2007:

	Construction	Engineering	EPC	Corporate	Consolidated

Contract revenue	$193,984	$25,584	$27,148	$—	$246,716
Operating expenses:
Contract	163,404	19,034	24,651	—	207,089
Depreciation and amortization	4,996	170	291	—	5,457
General and administrative	12,216	3,349	1,883	—	17,448
Government fines	—	—	—	(2,000)	(2,000)

	180,616	22,553	26,825	(2,000)	227,994

Operating income:	$13,368	$3,031	$323	$2,000	18,722

Interest and other income (expense), net					(2,369)
Provision for income taxes					6,081

Net income from continuing operations					10,272
Net loss from discontinued operations, net of provision for income taxes					(9,126)

Net income					$1,146

Notes to condensed consolidated financial statements

For the three months ended September 30, 2006:

	Construction	Engineering	EPC	Corporate	Consolidated

Contract revenue	$91,204	$20,216	$14,046	$—	$125,466
Operating expenses:
Contract	82,912	17,292	13,214	—	113,418
Depreciation and amortization	2,325	230	710	—	3,265
General and administrative	8,549	2,144	399	—	11,092

	93,786	19,666	14,323	—	127,775

Operating income (loss):	$(2,582)	$550	$(277)	$—	(2,309)

Interest and other income (expense), net					(2,277)
Provision for income taxes					379

Net loss from continuing operations					(4,965)
Net loss from discontinued operations, net of provision for income taxes					(17,136)

Net loss					$(22,101)

For the nine months ended September 30, 2007:

	Construction	Engineering	EPC	Corporate	Consolidated

Contract revenue	$476,638	$66,040	$67,490	$—	$610,168
Operating expenses:
Contract	427,966	49,166	61,658	—	538,790
Depreciation and amortization	11,629	511	1,083	—	13,223
General and administrative	31,083	7,063	4,149	—	42,295
Government fines	—	—	—	22,000	22,000

	470,678	56,740	66,890	22,000	616,308

Operating income (loss):	$5,960	$9,300	$600	$(22,000)	(6,140)

Interest and other income (expense), net					(19,513)
Provision for income taxes					7,793

Net loss from continuing operations					(33,446)
Net loss from discontinued operations, net of provision for income taxes					(21,494)

Net loss					$(54,940)

Notes to condensed consolidated financial statements

For the nine months ended September 30, 2006:

	Construction	Engineering	EPC	Corporate	Consolidated

Contract revenue	$257,587	$55,621	$38,973	$—	$352,181
Operating expenses:
Contract	238,172	46,598	35,858	—	320,628
Depreciation and amortization	6,450	672	2,058	—	9,180
General and administrative	25,460	6,390	1,283	—	33,133

	270,082	53,660	39,199	—	362,941

Operating income (loss):	$(12,495)	$1,961	$(226)	$—	(10,760)

Interest and other income (expense), net					(6,027)
Provision for income taxes					1,811

Net loss from continuing operations					(18,598)
Net loss from discontinued operations, net of provision for income taxes					(46,249)

Net loss					$(64,847)

Total assets by segment as of September 30, 2007 and December 31, 2006 are presented below:

	September 30,	December 31,
	2007	2006

Construction	$326,025	$198,528
Engineering	27,525	15,342
EPC	7,881	13,336
Corporate	77,765	68,584

Total segment assets	$439,196	$295,790

10.	STOCKHOLDERS’ EQUITY

The information contained in this note pertains to continuing and discontinued operations.

Stock ownership plans

During May 1996, the Company established the Willbros Group, Inc. 1996 Stock Plan (the “1996 Plan”) with 1,125,000 shares of common stock authorized for issuance to provide for awards to key employees of the Company, and the Willbros Group, Inc. Director Stock Plan (the “Director Plan”) with 125,000 shares of common stock authorized for issuance to provide for the grant of stock options to non-employee directors. The number of shares authorized for issuance under the 1996 Plan and the Director Plan was increased to 4,075,000 and 225,000, respectively, by stockholder approval. The Director Plan expired August 16, 2006. In 2006, the Company established the 2006 Director Restricted Stock Plan (the “2006 Director Plan”) with 50,000 shares authorized for issuance to grant shares of restricted stock and restricted stock rights to non-employee directors.

Restricted stock and restricted stock rights, also described collectively as restricted stock units (“RSU’s”), and options granted under the 1996 Plan vest generally over a three to four year period. Options granted under the Director Plan are fully vested. Restricted stock and restricted stock rights granted under the 2006 Director Plan vest one year after the date of grant. At September 30, 2007, the

Notes to condensed consolidated financial statements

1996 Plan had 424,379 shares and the 2006 Director Plan had 34,419 shares available for grant. Of the shares available at September 30, 2007, 225,000 shares in the 1996 Stock Plan are reserved for future grants required under employment agreements. Certain provisions allow for accelerated vesting based on increases of share prices and on eligible retirement. During the nine months ended September 30, 2007 and 2006, $35 and $381, respectively, of compensation expense was recognized due to accelerated vesting of RSU’s due to retirements and separation from the Company.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123R, “Share Based Payment” (“SFAS 123R”) using the modified prospective application method. Under this method, compensation cost recognized in the three and nine months ended September 30, 2007 and 2006, includes the applicable amounts of: (a) compensation expense of all share-based payments granted prior to, but not yet vested as of, January 1, 2006 (based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”), and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006 (based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R). The Company uses the Black-Scholes valuation method to determine the fair value of stock options granted as of the grant date.

Prior to January 1, 2006, the Company accounted for awards granted under the incentive plans following the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion 25, “Accounting for Stock Issued to Employees,” and related interpretations, as permitted by SFAS No. 123. Because it is the Company’s policy to grant stock options at the market price on the date of grant, the intrinsic value of these grants was zero and, therefore, no compensation expense was recorded.

Share-based compensation related to RSU’s is recorded based on the Company’s stock price as of the grant date. Recognition of share-based compensation related to RSU’s was not impacted by the adoption of SFAS No. 123R. Expense from both stock options and RSU’s totaled $3,010 and $3,054, respectively, for the nine months ended September 30, 2007 and 2006 and $1,088 and $1,186, respectively, for the three months ended September 30, 2007 and 2006.

The fair values of options granted during the nine months ended September 30, 2007 and 2006, were estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Nine months ended September 30,
	2007		2006

Weighted average grant date fair value	$9.69		$6.72
Weighted average assumptions used:
Expected volatility	40.13%		45.66%
Expected lives	3.51	yrs	3.46	yrs
Risk-free interest rates	4.42%		4.66%
Expected dividend yield	0.00%		0.00%

Volatility is calculated using an analysis of historical volatility over the expected life of the option. The Company believes that the historical volatility of the Company’s stock is the best method for estimating future volatility. The expected lives of options are determined based on the Company’s historical share option exercise experience. The Company believes the historical experience method is the best estimate of future exercise patterns currently available. The risk-free interest rates are determined using the implied yield currently available for zero-coupon U.S. government issues, with a remaining term equal to the expected life of the options.

Notes to condensed consolidated financial statements

Stock option activity for the nine months ended September 30, 2007 consists of:

		Weighted
		average
	Number of	exercise
	options	price

Outstanding at January 1, 2007	806,750	$13.46
Granted	10,000	27.80
Exercised	107,500	14.40
Forfeited	22,500	8.09

Outstanding at September 30, 2007	686,750	$13.69

Exercisable at September 30, 2007	512,583	$12.22

As of September 30, 2007, the aggregate intrinsic value of stock options outstanding and stock options exercisable was $13,946 and $11,162, respectively. The weighted average remaining contractual term of outstanding options is 4.70 years and the weighted average remaining contractual term of the exercisable options is 5.73 years at September 30, 2007. The total intrinsic value of options exercised during the nine months ended September 30, 2007 and 2006 was $1,491 and $2,174, respectively.

The total fair value of options vested during the nine months ended September 30, 2007 and 2006 was $229 and $184, respectively, and $88 and $158 during the three months ended September 30, 2007 and 2006, respectively.

The Company’s non-vested options at September 30, 2007 and the changes in non-vested options during the nine months ended September 30, 2007 are as follows:

		Weighted
		average
		grant-date
	Shares	fair value

Nonvested, January 1, 2007	202,500	$6.40
Granted	10,000	9.69
Vested	38,333	5.97
Forfeited or expired	—	—

Nonvested, September 30, 2007	174,167	$6.68

The Company’s RSU activity and related information for the nine months ended September 30, 2007 consist of:

		Weighted
		average
	Number of	grant-date
	RSU’s	fair value

Outstanding at January 1, 2007	300,116	$17.85
Granted	430,985	21.70
Vested	105,586	17.57
Forfeited	12,878	20.63

Outstanding September 30, 2007	612,637	$20.55

The RSU’s outstanding at September 30, 2007 exclude 225,000 RSU’s having a weighted average grant-date fair value of $21.27, which are vested but have a deferred share issuance date. The total fair value of RSU’s vested during the nine months ended September 30, 2007 and 2006 was $1,855 and $3,174, respectively.

As of September 30, 2007, there was a total of $10,006 of unrecognized compensation cost, net of estimated forfeitures, related to all non-vested share-based compensation arrangements granted under

Notes to condensed consolidated financial statements

the Company’s stock ownership plans. That cost is expected to be recognized over a weighted-average period of 2.1 years.

Warrants to purchase common stock

On October 27, 2006, the Company completed a private placement of equity to certain accredited investors pursuant to which the Company issued and sold 3,722,360 shares of the Company’s common stock resulting in net proceeds of $48,748. In conjunction with the private placement, the Company also issued warrants to purchase an additional 558,354 shares of the Company’s common stock. Each warrant is exercisable, in whole or in part, until 60 months from the date of issuance. A warrant holder may elect to exercise the warrant by delivery of payment to the Company at the exercise price of $19.03 per share, or pursuant to a cashless exercise as provided in the warrant agreement. The fair value of the warrants was $3,423 on the date of the grant, as calculated using the Black-Scholes option-pricing model. At September 30, 2007, all warrants to purchase common stock remained outstanding.

Induced conversion of 6.5% notes

During the second quarter of 2007, the Company induced conversion and entered into conversion agreements with four purchasers of the 6.5% Notes. The purchasers converted an amount of $52,450 of aggregate principal that resulted in the issuance of 2,987,582 shares of the Company’s common stock.

11.	INCOME TAXES

For interim financial reporting, the Company records the tax provision based on actual current financial results for the period. During the three and nine months ended September 30, 2007, the Company recorded an income tax provision of $6,081 and $7,793, respectively, on income before income taxes from continuing operations for the three months ended of $16,353 and losses for the nine months ended of $25,653. During the three and nine months ended September 30, 2006, the Company recorded an income tax provision of $379 and $1,811, respectively, on losses before income taxes from continuing operations of $4,586 and $16,787. During the three months ended September 30, 2007, the Company recognized increased income tax expense due to improved financial performance in the U.S. The circumstances that gave rise to the Company recording tax provisions while incurring losses for the nine months ended September 30, 2007 and 2006, were primarily due to taxable income being generated in certain tax jurisdictions, and the Company having incurred non-deductible expenses and expenses in Panama, where the Company is domiciled, which receive no tax benefit.

12.	FOREIGN EXCHANGE RISK

The Company attempts to negotiate contracts that provide for payment in U.S. dollars, but it may be required to take all or a portion of payment under a contract in another currency. To mitigate non-U.S. currency exchange risk, the Company seeks to match anticipated non-U.S. currency revenue with expenses in the same currency whenever possible. To the extent it is unable to match non-U.S. currency revenue with expenses in the same currency, the Company may use forward contracts, options or other common hedging techniques in the same non-U.S. currencies. The Company had no derivative financial instruments to hedge currency risk at September 30, 2007 or December 31, 2006.

13.	CONTINGENCIES, COMMITMENTS AND OTHER CIRCUMSTANCES

Resolution of criminal and regulatory matters

The Company and its subsidiary, WII, have reached an agreement in principle with representatives of the DOJ, subject to approval by the DOJ, to settle its previously disclosed investigation into possible

Notes to condensed consolidated financial statements

violations of the FCPA. In addition, the Company has reached an agreement in principle with the staff of the SEC to resolve its previously disclosed investigation of possible violations of the FCPA and possible violations of the Securities Act of 1933 and the Securities Exchange Act of 1934. These investigations stem primarily from the Company’s former operations in Bolivia, Ecuador and Nigeria. As described more fully below, if accepted by the DOJ and the SEC and approved by the court, the settlements together will require us to pay over approximately three years, a total of $32.3 million in penalties and disgorgement, plus post-judgment interest on $7.725 million of that amount. In addition, WGI and WII will, for a period of approximately three years, each be subject to Deferred Prosecution Agreements (“DPAs”) with the DOJ. Finally, we will be subject to a permanent injunction barring future violations of certain provisions of the federal securities laws.

The terms of the agreement in principle with the DOJ include the following:

➢	A twelve-count criminal information will be filed against WGI and WII as part of the execution of the DPAs between the DOJ and each of WGI and WII. The twelve counts include substantive violations of the anti-bribery provisions of the FCPA, and violations of the FCPA’s books-and-records provisions. All twelve counts relate to operations in Nigeria, Ecuador and Bolivia during the period from 1996 to 2005.

➢	Provided that WGI and WII fully comply with the DPAs for a period of approximately three years, the DOJ will agree not to continue the criminal prosecution and, at the conclusion of that time, will move to dismiss the criminal information.

➢	The DPAs will require, for each of their three year terms, among other things, full cooperation with the government; compliance with all federal criminal law, including but not limited to the FCPA; and a three year monitor for WGI and its subsidiary companies, primarily focused on international operations outside of North America, the costs of which are payable by WGI.

➢	The Company will be subject to $22,000 in fines related to FCPA violations. The fines are payable in four equal installments of $5,500, first on signing, and annually for approximately three years thereafter, with no interest payable on the unpaid amounts.

With respect to the agreement in principle with the staff of the SEC:

➢	The Company will consent to the filing in federal district court of a complaint by the SEC (the “Complaint”), without admitting or denying the allegations in the Complaint, and to the imposition by the court of a final judgment of permanent injunction against us. The Complaint will allege civil violations of the antifraud provisions of the Securities Act and the Securities Exchange Act, the FCPA’s anti-bribery provisions, and the reporting, books and records and internal controls provisions of the Securities Exchange Act. The final judgment will not take effect until it is confirmed by the court, and will permanently enjoin us from future violations of those provisions.

➢	The final judgment will order the Company to pay $10,300, consisting of $8,900 for disgorgement of profits and approximately $1,400 of pre-judgment interest. The disgorgement and pre-judgment interest is payable in four equal installments of $2,575, first on signing, and annually for approximately three years thereafter. Post-judgment interest will be payable on the outstanding balance.

Failure by the Company to comply with the terms and conditions of either settlement could result in resumed prosecution and other regulatory sanctions.

The agreements in principle are contingent upon the parties’ agreement to the terms of final settlement agreements, approval by the DOJ and the SEC and confirmation by a federal district court. There can be no assurance that the settlements will be finalized.

As a result of the agreements in principle, we have increased the accrual related to these investigations by $8,300, bringing the aggregate reserves for those matters to $32,300. An $8,300 net liability increase

Notes to condensed consolidated financial statements

is recorded in the third quarter of 2007 and is comprised of: 1) a $2,000 reduction in the Company’s second quarter of 2007 estimate of $24,000 ($0.07 per basic share and $0.06 per diluted share for the three months ended September 30, 2007, and $0.07 per basic and diluted share for the nine months ended September 30, 2007) in fines resulting from the DOJ actions that was recorded as a charge to continuing operations, and 2) an additional $10,300 of profit disgorgement, ($0.36 per basic share and $0.29 per diluted share for the three months ended September 30, 2007, and $0.38 per basic and diluted share for the nine months ended September 30, 2007) inclusive of accrued interest on the disgorged profit, resulting from SEC actions. The profit disgorgement is related to a single Nigeria project included in the February 7, 2007 sale of the Company’s Nigeria assets and operations. The disgorged profit was previously recognized in the results from discontinued operations, and accordingly, the full amount of $10,300 is recorded as a charge to discontinued operations in the third quarter of 2007. The aggregate reserves reflect our estimate of the expected probable loss with respect to these matters. If the proposed settlements are not finalized the amount reserved may not reflect eventual losses.

If final agreements with the DOJ and the SEC are not approved, the Company’s liquidity position and financial results could be materially adversely affected by any additional settlement amount. For a further discussion of the risks associated with the settlements in principle with the SEC, DOJ and OFAC, see Part II. Other Information, Item 1A. Risk Factors; specifically, the risk factor entitled, “We have reached agreements in principle to settle investigations involving possible violations of the FCPA and possible violations of the Securities Act of 1933 and the Securities Exchange Act of 1934.”

In addition, the Company previously disclosed that the United States Department of Treasury’s Office of Foreign Assets Control (“OFAC”) was investigating allegations of violations of the Sudanese Sanctions Regulations occurring during October 2003. The Company voluntarily reported this matter to OFAC and also has reported to OFAC corrective measures and improvements to the Company’s OFAC compliance program. OFAC and Willbros USA, Inc. have agreed in principle to settle the allegations pursuant to which the Company will pay a total of $6.6 as a civil penalty.

Class-action lawsuit

On May 18, 2005, a securities class-action lawsuit, captioned Legion Partners, LLP v. Willbros Group, Inc. et al., was filed in the United States District Court for the Southern District of Texas against the Company and certain of its present and former officers and directors. Thereafter, three nearly identical lawsuits were filed. Plaintiffs purported to represent a class composed of all persons who purchased or otherwise acquired Willbros Group, Inc. common stock and/or other securities between May 6, 2002 and May 16, 2005, inclusive. The complaint sought unspecified monetary damages and other relief. The Company filed a motion to dismiss the complaint on March 9, 2006, and briefing on that motion was completed on June 14, 2006. While the motion to dismiss was pending, the Company reached a settlement in principle with the Lead Plaintiff and the parties signed a Memorandum of Understanding (“Settlement”). The Settlement provides for a payment of $10,500 to resolve all claims against all defendants. On February 15, 2007, the U.S. District Court for the Southern District of Texas issued an Order approving the Settlement. The Order dismissed with prejudice all claims against all defendants.

Other circumstances

Operations outside the United States may be subject to certain risks, which ordinarily would not be expected to exist in the United States, including foreign currency restrictions, extreme exchange rate fluctuations, expropriation of assets, civil uprisings and riots, war, unanticipated taxes including income taxes, excise duties, import taxes, export taxes, sales taxes or other governmental assessments, availability of suitable personnel and equipment, termination of existing contracts and leases, government instability and legal systems of decrees, laws, regulations, interpretations and court decisions which are not always fully developed and which may be retroactively applied. Management is

Notes to condensed consolidated financial statements

not presently aware of any events of the type described in the countries in which it operates that would have a material effect on the financial statements, and have not been provided for in the accompanying condensed consolidated financial statements.

Based upon the advice of local advisors in the various work countries concerning the interpretation of the laws, practices and customs of the countries in which it operates, management believes the Company follows the current practices in those countries; however, because of the nature of these potential risks, there can be no assurance that the Company may not be adversely affected by them in the future. The Company insures substantially all of its equipment in countries outside the United States against certain political risks and terrorism through political risk insurance coverage that contains a 20 percent co-insurance provision.

The Company has the usual liability of contractors for the completion of contracts and the warranty of its work. Where work is performed through a joint venture, the Company also has possible liability for the contract completion and warranty responsibilities of its joint venture partners. In addition, the Company acts as prime contractor on a majority of the projects it undertakes and is normally responsible for the performance of the entire project, including subcontract work. Management is not aware of any material exposure related thereto which has not been provided for in the accompanying consolidated financial statements.

Certain post-contract completion audits and reviews are periodically conducted by clients and/or government entities. While there can be no assurance that claims will not be received as a result of such audits and reviews, management does not believe a legitimate basis exists for any material claims. At present, it is not possible for management to estimate the likelihood of such claims being asserted or, if asserted, the amount or nature or ultimate disposition thereof.

Commitments

From time to time, the Company enters into commercial commitments, usually in the form of commercial and standby letters of credit, surety bonds and financial guarantees. Contracts with the Company’s customers may require the Company to provide letters of credit or surety bonds with regard to the Company’s performance of contracted services. In such cases, the commitments can be called upon in the event of failure to perform contracted services. Likewise, contracts may allow the Company to issue letters of credit or surety bonds in lieu of contract retention provisions, in which the client withholds a percentage of the contract value until project completion or expiration of a warranty period. Retention commitments can be called upon in the event of warranty or project completion issues, as prescribed in the contracts. At September 30, 2007, the Company had approximately $64,192 of letters of credit related to continuing operations and $20,322 of letters of credit related to Discontinued Operations in Nigeria. Additionally, the Company had $203,917 of surety bonds outstanding related to continuing operations. These amounts represent the maximum amount of future payments the Company could be required to make. As of September 30, 2007, no other liability has been recognized for letters of credit and surety bonds, other than $1,575 recorded as the fair value of the letters of credit outstanding for the Nigeria operations. See Note 4 — Discontinuance of Operations, Asset Disposals, and Transition Services Agreement for further discussion of these letters of credit.

In connection with the private placement of the 6.5% Notes on December 23, 2005, the Company entered into a Registration Rights Agreement with the Purchasers. The Registration Rights Agreement required the Company to file a registration statement with respect to the resale of the shares of the Company’s common stock issuable upon conversion of the 6.5% Notes no later than June 30, 2006 and to use its best efforts to cause such registration statement to be declared effective no later than December 31, 2006. The Company is also required to keep the registration statement effective after December 31, 2006. In the event, the Company is unable to satisfy its obligations under the Registration Rights Agreement, the Company will owe additional interest to the holders of the

Notes to condensed consolidated financial statements

6.5% Notes at a rate per annum equal to 0.5 per cent of the principal amount of the 6.5% Notes for the first 90 days and 1.0 percent per annum from and after the 91st day following such event. The additional penalty interest, if incurred, is payable in conjunction with the scheduled semi-annual interest payments on June 15 and December 15 as set forth in the Registration Rights Agreement. The Company filed the registration statement on June 30, 2006 and it was declared effective on January 18, 2007 by the SEC. The Company paid an additional $22 of penalty interest to the holders of the 6.5% Notes as a result of the registration having been declared effective after December 31, 2006.

In addition, on March 14, 2007, in connection with the filing of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, the Company suspended the use of the registration statement. On March 30, 2007, the Company filed a post-effective amendment to the registration statement to incorporate by reference the 2006 Form 10-K. The post-effective amendment was declared effective on May 4, 2007.

In connection with the private placement of common stock and warrants on October 27, 2006, the Company entered into a Registration Rights Agreement with the buyers (the “2006 Registration Rights Agreement”). The 2006 Registration Rights Agreement requires the Company to file a registration statement with respect to the resale of the common stock, including the common stock underlying the warrants, no later than 60 days after the closing of the private placement, and to use its reasonable best efforts to cause the registration statement to be declared effective no later than 120 days after the closing of the private placement. In the event of a delay in the filing or effectiveness of the registration statement, or for any period during which the effectiveness of the registration statement is not maintained or is suspended by the Company other than as permitted under the 2006 Registration Rights Agreement, the Company will be required to pay each buyer monthly an amount in cash equal to 1.25 percent of such buyer’s aggregate purchase price of its common stock and warrants, but the Company shall not be required to pay any buyer an aggregate amount that exceeds 10 percent of such buyer’s aggregate purchase price.

On March 14, 2007, in connection with the filing of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, the Company suspended the use of the registration statement. On March 30, 2007, the Company filed a post-effective amendment to the registration statement to incorporate by reference the 2006 Form 10-K. The post-effective amendment was declared effective on May 4, 2007. The Company was required to make registration delay payments equal to 1.25 percent of the purchase price for the shares and warrants sold in the private placement. The first such payment was owed as of April 3, 2007 and paid as of April 30, 2007. Thereafter, the penalty continued to accrue based on 1.25 percent of the purchase price beginning on April 3, 2007, the day after the date on which a 20-day grace period expired, and for each 30-day period thereafter (prorated for any partial 30-day period) and ending on the effective date of the post-effective amendment. The Company paid $997 of registration delay payments subsequent to March 31, 2007 for the period in which the use of the registration statement was suspended until the suspension was lifted on May 4, 2007.

In addition to the matters discussed above, the Company is party to a number of other legal proceedings. Management believes that the nature and number of these proceedings are typical for a firm of similar size engaged in a similar type of business and that none of these proceedings is material to the Company’s financial position. See Note 4 — Discontinuance of Operations, Asset Disposals, and Transition Services Agreement for discussion of commitments and contingencies associated with Discontinued Operations.

14.	PARENT, GUARANTOR AND NON-GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

The 6.5% Notes are convertible into shares of the Company’s stock and these underlying shares have been registered with the SEC. The 6.5% Notes however have not been registered with the SEC. The

Notes to condensed consolidated financial statements

6.5% Notes are guaranteed by a subsidiary of the Company, Willbros USA, Inc. (“WUSAI”). There are currently no restrictions on the ability of WUSAI to transfer funds to WGI in the form of cash dividends or advances. Under the terms of the Indenture for the 6.5% Notes, WUSAI may not sell or otherwise dispose of all or substantially all of its assets, or merge with or into another entity, other than the Company, unless no default exists under the Indenture and the acquirer assumes all obligations of WUSAI under the Indenture. WGI is a holding company with no significant operations, other than through its subsidiaries.

Separate financial statements for the guarantor subsidiary (WUSAI) are not provided as the Company complies with the exception to Rule 3-10(a)(1) of Regulation S-X, set forth in sub-paragraph (e) of such rule, since the subsidiary guarantor is 100 percent owned by the parent issuer, the guarantee is full and unconditional, and no other subsidiary of the parent guarantees the securities. This footnote contains condensed consolidated financial statements with separate columns for the parent company (the Parent), the subsidiary guarantor (WUSAI), the non-guarantor subsidiaries of the parent, consolidating adjustments, and the total consolidated amounts.

The Condensed Consolidating Financial Statements present investments in subsidiaries using the equity method of accounting.

Notes to condensed consolidated financial statements

September 30, 2007 and December 31, 2006
Willbros Group, Inc. and Subsidiaries

Condensed consolidating balance sheets

	September 30, 2007
		WUSAI	Non-
	Parent	(Guarantor)	guarantors	Eliminations	Consolidated

ASSETS
Current assets:
Cash and cash equivalents	$37,029	$1,178	$20,502	$—	$58,709
Accounts receivable, net	70	83,709	97,954	—	181,733
Contract cost and recognized income not yet billed	—	25,599	3,430	—	29,029
Prepaid expenses	4	15,744	574	—	16,322
Parts and supplies inventories	—	535	2,238	—	2,773
Assets of discontinued operations	—	—	5,294	(636)	4,658
Receivables from affiliated companies	243,318	—	—	(243,318)	—

Total current assets	280,421	126,765	129,992	(243,954)	293,224
Deferred tax assets	—	7,892	86	—	7,978
Property, plant and equipment, net	—	56,522	63,871	—	120,393
Investment in subsidiaries	(40,171)	—	—	40,171	—
Other assets	3,007	9,878	9,374	—	22,259

Total assets	$243,257	$201,057	$203,323	$(203,783)	$443,854

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Notes payable and current portion of long-term debt	$8,075	$8,685	$2,552	$—	$19,312
Accounts payable and accrued liabilities	2,449	74,476	57,500	—	134,425
Contract billings in excess of cost and recognized income	—	6,300	1,591	—	7,891
Accrued income taxes	—	1,211	3,460	—	4,671
Liabilities of discontinued operations	—	—	4,639	—	4,639
Payables to affiliated companies	—	50,204	193,750	(243,954)	—

Total current liabilities	10,524	140,876	263,492	(243,954)	170,938
Long-term debt	126,275	20,780	5,305	—	152,360
Long-term liability for unrecognized tax benefits	—	4,062	2,430	—	6,492
Deferred tax liabilities	—	1,672	5,697	—	7,369
Other liabilities	—	—	237	—	237

Total liabilities	136,799	167,390	277,161	(243,954)	337,396
Stockholders’ equity:
Common stock	1,467	8	33	(41)	1,467
Capital in excess of par value	273,840	89,156	8,526	(97,682)	273,840
Accumulated deficit	(181,912)	(55,497)	(95,054)	150,551	(181,912)
Other stockholders’ equity components	13,063	—	12,657	(12,657)	13,063

Total stockholders’ equity	106,548	33,667	(73,838)	40,171	106,458

Total liabilities and stockholders’ equity	$243,257	$201,057	$203,323	$(203,783)	$443,854

Notes to condensed consolidated financial statements

Condensed consolidating balance sheets

	December 31, 2006
		WUSAI	Non-
	Parent	(Guarantor)	guarantors	Eliminations	Consolidated

ASSETS
Current assets:
Cash and cash equivalents	$24,776	$4,895	$7,972	$—	$37,643
Accounts receivable, net	32	81,004	56,068	—	137,104
Contract cost and recognized income not yet billed	—	2,225	8,802	—	11,027
Prepaid expenses	3	16,092	1,204	—	17,299
Parts and supplies inventories	—	560	1,509	—	2,069
Assets of discontinued operations	—	—	294,192	—	294,192
Receivables from affiliated companies	280,853	—	—	(280,853)	—

Total current assets	305,664	104,776	369,747	(280,853)	499,334
Deferred tax assets	—	6,755	37	—	6,792
Property, plant and equipment, net	—	33,115	32,232	—	65,347
Investment in subsidiaries	(42,228)	—	—	42,228	—
Other assets	6,344	5,007	7,158	—	18,509

Total assets	$269,780	$149,653	$409,174	$(238,625)	$589,982

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Notes payable and current portion of long-term debt	$—	$4,382	$1,180	$—	$5,562
Accounts payable and accrued liabilities	17,349	63,120	41,883	—	122,352
Contract billings in excess of cost and recognized income	—	14,779	168	—	14,947
Accrued income taxes	—	1,657	1,899	—	3,556
Liabilities of discontinued operations	—	—	353,980	(171,888)	182,092
Payables to affiliated companies	—	22,923	86,042	(108,965)	—

Total current liabilities	17,349	106,861	485,152	(280,853)	328,509
Long-term debt	154,500	7,077	—	—	161,577
Deferred tax liability	—	1,611	117	—	1,728
Other liabilities	—	—	237	—	237

Total liabilities	171,849	115,549	485,506	(280,853)	492,051
Stockholders’ equity:
Common stock	1,292	8	32	(40)	1,292
Capital in excess of par value	217,036	89,156	8,526	(97,682)	217,036
Accumulated deficit	(120,603)	(55,060)	(84,177)	139,237	(120,603)
Other stockholders’ equity components	206	—	(713)	713	206

Total stockholders’ equity	97,931	34,104	(76,332)	42,228	97,931

Total liabilities and stockholders’ equity	$269,780	$149,653	$409,174	$(238,625)	$589,982

Notes to condensed consolidated financial statements

Condensed consolidating statements of operations

	Three months ended September 30, 2007
		WUSAI	Non-
	Parent	(Guarantor)	guarantors	Eliminations	Consolidated

Contract revenue	$—	$162,305	$91,667	$(7,256)	$246,716
Operating expenses:
Contract	—	127,262	79,827	—	207,089
Depreciation and amortization	—	3,418	2,039	—	5,457
General and administrative	5,119	14,840	4,745	(7,256)	17,448
Government fines	(2,000)	—	—	—	(2,000)

	3,119	145,520	86,611	(7,256)	227,994

Operating income (loss)	(3,119)	16,785	5,056	—	18,722
Other income (expense):
Equity in income of consolidated subsidiaries	13,748	—	—	(13,748)	—
Interest—net	(543)	(653)	154	—	(1,042)
Other—net	(22)	(1,175)	(130)	—	(1,327)

Income from continuing operations before income taxes	10,064	14,957	5,080	(13,748)	16,353
Provision (benefit) for income taxes	—	7,159	(1,078)	—	6,081

Income from continuing operations	10,064	7,798	6,158	(13,748)	10,272
Income (loss) from discontinued operations, net of provision for income taxes	(8,918)	11	(219)	—	(9,126)

Net income	$1,146	$7,809	$5,939	$(13,748)	$1,146

Notes to condensed consolidated financial statements

	Three months ended September 30, 2006
		WUSAI	Non-
	Parent	(Guarantor)	guarantors	Eliminations	Consolidated

Contract revenue	$—	$77,699	$55,600	$(7,833)	$125,466
Operating expenses:
Contract	1	65,456	47,961	—	113,418
Depreciation and amortization	—	2,236	1,029	—	3,265
General and administrative	983	11,478	6,464	(7,833)	11,092

	984	79,170	55,454	(7,833)	127,775

Operating income (loss)	(984)	(1,471)	146	—	(2,309)
Other income (expense):
Equity in loss of consolidated subsidiaries	(19,015)	—	—	19,015	—
Interest—net	(2,102)	(335)	(272)	—	(2,709)
Other—net	—	(18)	450	—	432

Income (loss) from continuing operations before income taxes	(22,101)	(1,824)	324	19,015	(4,586)
Provision for income taxes	—	(650)	1,029	—	379

Loss from continuing operations	(22,101)	(1,174)	(705)	19,015	(4,965)
Loss from discontinued operations, net of provision for income taxes	—	(570)	(16,566)	—	(17,136)

Net loss	$(22,101)	$(1,744)	$(17,271)	$19,015	$(22,101)

Notes to condensed consolidated financial statements

Condensed consolidating statements of operations

	Nine months ended September 30, 2007
		WUSAI	Non-
	Parent	(Guarantor)	guarantors	Eliminations	Consolidated

Contract revenue	$—	$391,298	$233,430	$(14,560)	$610,168
Operating expenses:
Contract	—	337,128	201,662	—	538,790
Depreciation and amortization	—	8,695	4,528	—	13,223
General and administrative	6,820	37,035	13,000	(14,560)	42,295
Government fines	22,000	—	—	—	22,000

	28,820	382,858	219,190	(14,560)	616,308

Operating income (loss)	(28,820)	8,440	14,240	—	(6,140)
Other income (expense):
Equity in loss of consolidated subsidiaries	4,721	—	—	(4,721)	—
Interest—net	(2,011)	(605)	497	—	(2,119)
Other—net	(16,402)	(408)	(584)	—	(17,394)

Income (loss) from continuing operations before income taxes	(42,512)	7,427	14,153	(4,721)	(25,653)
Provision for income taxes	—	4,316	3,477	—	7,793

Income (loss) from continuing operations	(42,512)	3,111	10,676	(4,721)	(33,446)
Loss from discontinued operations, net of provision for income taxes	(12,428)	(599)	(8,467)	—	(21,494)

Net income (loss)	$(54,940)	$2,512	$2,209	$(4,721)	$(54,940)

Notes to condensed consolidated financial statements

	Nine months ended September 30, 2006
		WUSAI	Non-
	Parent	(Guarantor)	guarantors	Eliminations	Consolidated

Contract revenue	$—	$219,027	$159,326	$(26,172)	$352,181
Operating expenses:
Contract	1	177,868	142,759	—	320,628
Depreciation and amortization	—	5,930	3,250	—	9,180
General and administrative	6,354	39,311	13,640	(26,172)	33,133

	6,355	223,109	159,649	(26,172)	362,941

Operating loss	(6,355)	(4,082)	(323)	—	(10,760)
Other income (expense):
Equity in loss of consolidated subsidiaries	(53,569)	—	—	53,569	—
Interest—net	(4,922)	(698)	(512)	—	(6,132)
Other—net	(1)	(14)	120	—	105

Loss from continuing operations before income taxes	(64,847)	(4,794)	(715)	53,569	(16,787)
Provision for income taxes	—	361	1,450	—	1,811

Loss from continuing operations	(64,847)	(5,155)	(2,165)	53,569	(18,598)
Income (loss) from discontinued operations, net of provision for income taxes	—	1,800	(48,049)	—	(46,249)

Net loss	$(64,847)	$(3,355)	$(50,214)	$53,569	$(64,847)

Notes to condensed consolidated financial statements

Condensed consolidating statement of cash flows

	Nine months ended September 30, 2007
		WUSAI	Non-
	Parent	(Guarantor)	guarantors	Eliminations	Consolidated

Net cash used in operating activities of continuing operations	$(12,329)	$(6,850)	$(3,450)	$—	$(22,629)
Net cash provided by (used in) operating activities of discontinued operations	(2,128)	(599)	5,707	—	2,980

Cash provided by (used in) operating activities	(14,457)	(7,449)	2,257	—	(19,649)
Cash flows from investing activities:
Proceeds from sale of discontinued operations, net	105,568	—	—	—	105,568
Purchases of property, plant and equipment	—	(10,613)	(5,277)	—	(15,890)
Acquisition of Midwest	(24,154)	—	—	—	(24,154)
Proceeds from sales of property, plant and equipment	—	1,393	35	—	1,428

Cash provided by (used) in investing activities of continuing operations	81,414	(9,220)	(5,242)	—	66,952
Cash provided by (used in) investing activities of discontinued operations	—	—	—	—	—

Cash provided by (used in) investing activities	81,414	(9,220)	(5,242)	—	66,952
Cash flows from financing activities:
Loss on early extinguishment of debt	(12,993)	—	—	—	(12,993)
Proceeds from issuance of common stock, net	1,519	—	—	—	1,519
Advances from (repayments to) parent/affiliates	(42,684)	27,281	15,403	—	—
Repayment of bank and other debt	—	(8,647)	(18)	—	(8,665)
Payments on capital leases	—	(5,428)	(2,079)	—	(7,507)
Costs of debt issuance and other	(546)	(253)	—	—	(799)

Cash provided by (used in) financing activities of continuing operations	(54,704)	12,953	13,306	—	(28,445)
Cash provided by (used in) financing activities of discontinued operations	—	—	—	—	—

Cash provided by (used in) financing activities	(54,704)	12,953	13,306	—	(28,445)
Effect of exchange rate changes on cash and cash equivalents	—	—	2,208	—	2,208

Cash provided by (used in) all activities	$12,253	$(3,716)	$12,529	$—	$21,066

Notes to condensed consolidated financial statements

Condensed consolidating statement of cash flows

	Nine months ended September 30, 2006
		WUSAI	Non-
	Parent	(Guarantor)	guarantors	Eliminations	Consolidated

Net cash used in operating activities of continuing operations	$(6,940)	$(3,533)	$(2,244)	$—	$(12,717)
Net cash used in operating activities of discontinued operations	—	(880)	(58,705)	—	(59,585)

Cash used in operating activities	(6,940)	(4,413)	(60,949)	—	(72,302)
Cash flows from investing activities:
Proceeds from sale of discontinued operations, net	—	25,082	7,000	—	32,082
Purchases of property, plant and equipment	—	(2,242)	(10,147)	—	(12,389)
Increase in restricted cash	(1,500)	—	—	—	(1,500)
Proceeds from sales of property, plant and equipment	—	—	8,243	—	8,243

Cash provided by (used in) investing activities of continuing operations	(1,500)	22,840	5,096	—	26,436
Cash used in investing activities of discontinued operations	—	—	(2,191)	—	(2,191)

Cash provided by (used in) investing activities	(1,500)	22,840	2,905	—	24,245
Cash flows from financing activities:
Proceeds from issuance of convertible notes	19,500	—	—	—	19,500
Proceeds from issuance of common stock, net	2,226	—	—	—	2,226
Advances from (repayments to) parent/affiliates	(52,714)	(6,741)	59,455	—	—
Repayment of bank and other debt	—	(9,519)	(36)	—	(9,555)
Costs of debt issuance and other	(4,296)	—	(34)	—	(4,330)

Cash provided by (used in) financing activities of continuing operations	(35,284)	(16,260)	59,385	—	7,841
Cash provided by financing activities of discontinued operations	—	—	—	—	—

Cash provided by (used in) financing activities	(35,284)	(16,260)	59,385	—	7,841
Effect of exchange rate changes on cash and cash equivalents	—	—	(241)	—	(241)

Cash provided by (used in) all activities	$(43,724)	$2,167	$1,100	$—	$(40,457)

Notes to condensed consolidated financial statements

15.	SUBSEQUENT EVENTS

Acquisition

On October 31, 2007, WGI, Willbros USA, Inc., a subsidiary of WGI, and the shareholders of Integrated Service Company LLC (“InServ”) entered into a share purchase agreement (“InServ SPA”), pursuant to which the Company will acquire all of the issued and outstanding equity interests of InServ for $225,000 (“InServ Purchase Price”), consisting of $202,500 payable in cash at closing and 637,475 shares of the Company’s common stock having a value of $22,500 (determined by the average closing price of common stock over the 20 trading days ending on the second trading day before the execution of the InServ SPA). The cash portion of the closing price will be subject to a post-closing adjustment to account for any change in InServ’s working capital from a predetermined target to InServ’s actual working capital on the closing date. A total of $20,000 of the cash portion of the purchase price will be placed into escrow for a period of 18 months and released from escrow in one-third increments on each of the six-month, 12-month and 18-month anniversaries of the closing date. The escrowed cash will secure performance of the shareholders’ obligations under the InServ SPA, including working capital adjustments and indemnification obligations for breaches of the shareholders’ representations, warranties and covenants included in the InServ SPA. The InServ SPA contains customary representations, warranties, covenants and indemnification provisions.

As a condition of the InServ SPA, the Company shall obtain the necessary financing to fund the InServ Purchase Price. The Company anticipates financing the cash portion of the InServ Purchase Price through a public offering of its common stock. Closing of this acquisition is subject to other typical closing conditions and necessary regulatory approvals. The Company expects to close the offering and this acquisition in the fourth quarter of 2007.

Headquartered in Tulsa, Oklahoma, InServ is a fully integrated downstream contractor with a highly experienced management team averaging over 30 years of industry experience. InServ’s core competencies include turnkey project services through program management, engineering, procurement and construction services. Additionally, InServ provides services for the overhaul of high utilization fluid catalytic cracking units, the main gasoline-producing unit in refineries. InServ also provides similar overhaul services for other refinery process units as well as specialty services associated with welding, piping, and process heaters. Additionally InServ manufactures specialty components such as: heater coils, alloy piping, and other components which require high levels of expertise for refineries and petrochemical plants. InServ also provides multiple secondary services to its clients including tank services, safety services and heater services.

With the acquisition, the Company will significantly expand its service offering and address the downstream market for integrated solutions on turnaround, maintenance and capital projects for the hydrocarbon processing and petrochemical industries.

Related Party Relationships
In early 2007, InServ retained Growth Capital Partners, L.P., an investment banking firm, to assist InServ with the possible sale of the company. John T. McNabb, II, the Company’s Chairman of the Board of Directors, is the founder and Chairman of the Board of Directors of Growth Capital Partners, which will receive a customary fee from InServ in the event that InServ is sold. Mr. McNabb and Randy R. Harl, the Company’s President and Chief Executive Officer and one of the Company’s directors, served on the InServ Board of Directors from 2006 until September 18, 2007. Messrs. McNabb and Harl resigned from the Board of Directors of InServ prior to the commencement of discussions between the Company and InServ with respect to the possible acquisition of InServ and Mr. McNabb has recused himself from providing any further advice to InServ as a principal of Growth Capital Partners. Messrs McNabb and Harl each own 3,000 shares of InServ, or individually less than 0.4 percent of the outstanding equity interests of InServ. The Company formed a special committee of

Notes to condensed consolidated financial statements

the Board of Directors, consisting of all of the independent directors other than Mr. McNabb, to consider, evaluate and approve the acquisition of InServ. In addition, the special committee has obtained an opinion dated October 30, 2007 from a nationally recognized investment banking and valuation firm that the consideration to be paid by the Company in the proposed acquisition is fair to the Company, from a financial point of view.

Financing Activities

Credit Facility
The Company has received commitments from a group of lenders, led by Calyon, to replace its existing synthetic credit facility with a $150,000 senior secured revolving credit facility (the “2007 Credit Facility”). The 2007 Credit Facility can be increased to $200,000, subject to Calyon’s consent, on or before the second anniversary of the closing date. The 2007 Credit Facility includes more favorable rates and improved terms and conditions. The entire facility will be available for performance letters of credit and 33 percent of the facility will be available for cash borrowings and financial letters of credit. A condition precedent to close the 2007 Credit Facility is that the Company receives a minimum of $100,000 proceeds from the planned public offering.

Integrated Service Company, LLC (DBA InServ) and Subsidiary

Report of independent certified public accountants

Members
Integrated Service Company, LLC

We have audited the accompanying consolidated balance sheets of Integrated Service Company, LLC (an Oklahoma limited liability company) and subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of operations, members’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Integrated Service Company, LLC and subsidiary as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Tulsa, Oklahoma
March 16, 2007

Integrated Service Company, LLC (DBA InServ) and Subsidiary

Consolidated balance sheets

	December 31,
	2006	2005

ASSETS
Current assets:
Cash	$112,532	$107,208
Accounts receivable	28,411,117	22,348,875
Costs and estimated earnings of uncompleted contracts in excess of billings	14,509,921	7,929,367
Prepaids and other assets	530,945	585,669

Total current assets	43,564,515	30,971,119
Property, plant and equipment:
Land and building	5,971,202	5,893,739
Field equipment	10,806,562	9,505,661
Furniture, fixtures, office and computer equipment	1,517,545	1,322,913

	18,295,309	16,722,313
Less: accumulated depreciation	(9,244,073)	(8,170,463)

Property, plant and equipment, net	9,051,236	8,551,850

Other assets	440,735	198,161

Total assets	$53,056,486	$39,721,130

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable	$11,024,608	$6,674,774
Billings of uncompleted contracts in excess of costs and estimated earnings	7,527,835	3,292,882
Current maturities of long-term debt	1,351,844	967,893
Accrued wages, payroll taxes and employee benefits	2,867,217	1,879,808
Other accrued liabilities	1,385,584	993,049

Total current liabilities	24,157,088	13,808,406

Long-term debt, less current portion	3,826,191	3,223,243
Contingencies
Members’ equity:
Members’ equity	26,528,647	22,754,439
Less: members’ notes receivable	(1,455,440)	(64,958)

Total members’ equity	25,073,207	22,689,481

Total liabilities and members’ equity	$53,056,486	$39,721,130

The accompanying notes are an integral part of these consolidated balance sheets.

Integrated Service Company, LLC (DBA InServ) and Subsidiary

Consolidated statements of operations

	For the years ended December 31,
	2006	2005	2004

Contract revenues earned	$200,482,659	$147,348,728	$114,019,620
Cost of revenues earned	166,056,301	123,207,915	93,418,020

GROSS profit	34,426,358	24,140,813	20,601,600
Selling, general and administrative expenses	16,634,534	11,623,505	10,636,893

Operating income	17,791,824	12,517,308	9,964,707
Other income (expense):
Interest expense	(756,196)	(404,907)	(287,913)
Miscellaneous income	81,266	239,998	644,094

Net income	$17,116,894	$12,352,399	$10,320,888

The accompanying notes are an integral part of these consolidated financial statements.

Integrated Service Company, LLC (DBA InServ) and Subsidiary

Consolidated statements of members’ equity

	For the years ended December 31, 2006, 2005 and 2004
		Members’ notes
	Members’ equity	receivable	Total

Balance, December 31, 2003	$9,418,764	$(129,914)	$9,288,850
Net income	10,320,888	—	10,320,888
Compensation expense for option agreement	84,734	—	84,734
Member distributions	(2,986,269)	—	(2,986,269)
Payment on member’s note receivable	6,496	32,478	38,974
Purchase of member interest	60,150	—	60,150

Balance, December 31, 2004	16,904,763	(97,436)	16,807,327
Net income	12,352,399	—	12,352,399
Compensation expense for option agreement	150,175	—	150,175
Member distributions	(5,152,542)	—	(5,152,542)
Payment on member’s note receivable	6,027	32,478	38,505
Purchase of member interest	(1,506,383)	—	(1,506,383)

Balance, December 31, 2005	22,754,439	(64,958)	22,689,481
Net income	17,116,894	—	17,116,894
Compensation expense for option agreement	122,304	—	122,304
Member distributions	(8,681,386)	—	(8,681,386)
Payment on members’ notes receivable	—	32,478	32,478
Purchase of member interest	(6,799,956)	—	(6,799,956)
Notes receivable on options exercised	1,914,220	(1,422,960)	491,260
Interest received from notes receivable	102,132	—	102,132

Balance, December 31, 2006	$26,528,647	$(1,455,440)	$25,073,207

The accompanying notes are an integral part of these consolidated financial statements.

Integrated Service Company, LLC (DBA InServ) and Subsidiary

Consolidated statements of cash flows

	For the years ended December 31,
	2006	2005	2004

Cash flows from operating activities:
Net income	$17,116,894	$12,352,399	$10,320,888
Adjustments to reconcile net income to net cash provided by (used in) operating activities-Depreciation	1,174,711	1,329,059	1,165,127
(Gain) loss on disposal of equipment	(2,226)	—	30,222
Compensation expense for option agreement	122,304	150,175	84,734
Provision for doubtful accounts	—	—	41,791
Changes in assets and liabilities-
Accounts receivable	(6,062,242)	(7,646,747)	(478,000)
Costs and estimated earnings of uncompleted contracts in excess of billings	(6,580,554)	(4,278,174)	1,760,013
Prepaids and other assets	(187,850)	(70,249)	(40,720)
Accounts payable	4,349,834	2,839,307	(427,279)
Billings of uncompleted contracts in excess of costs and estimated earnings	4,234,953	1,304,670	768,845
Accrued liabilities	1,379,944	715,748	(1,074,338)

Total adjustments	(1,571,126)	(5,656,211)	1,830,395

Net cash provided by operating activities	15,545,768	6,696,188	12,151,283

Cash flows from investing activities:
Capital expenditures	(1,678,237)	(2,037,030)	(1,871,234)
Proceeds from sale of equipment	6,366	—	219,029

Net cash used in investing activities	(1,671,871)	(2,037,030)	(1,652,205)

Cash flows from financing activities:
Proceeds from short-term borrowings	56,686,835	50,248,148	26,503,502
Payments of short-term borrowings	(56,686,835)	(50,248,148)	(27,304,668)
Proceeds from long-term borrowings	9,400,000	—	—
Payments of long-term debt	(8,413,101)	(967,891)	(3,805,710)
Repayment on members’ notes receivable	32,478	32,478	32,478
Purchase of member interest	(6,799,956)	(1,506,383)	—
Member tax distributions	(8,681,386)	(5,152,542)	(2,986,269)
Payments received for units	491,260	—	—
Interest received for members’ notes receivable	102,132	—	—

Net cash used in financing activities	(13,868,573)	(7,594,338)	(7,560,667)

Net increase (decrease) in cash	5,324	(2,935,180)	2,938,411
Cash, beginning of year	107,208	3,042,388	103,977

Cash, end of year	$112,532	$107,208	$3,042,388

Supplemental information:
Cash paid for interest	$754,714	$404,907	$376,377

Cash paid for income taxes	$711,798	$323,542	$330,258

Noncash financing activities:
Notes receivable from members	$(1,422,960)	$—	$60,150

The accompanying notes are an integral part of these consolidated financial statements.

Notes to consolidated financial statements

December 31, 2006 and 2005

A—NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

1.	Business

Integrated Service Company, LLC (DBA InServ and formerly The Cust-O-Fab Companies, LLC) and its wholly owned subsidiary, Construction & Turnaround Services, LLC (collectively the Company), are Oklahoma limited liability companies.

The Company is engaged in the chemical and refinery turn-around business, the fabrication and field erection of process heaters, and the maintenance and repair services of above-ground storage tanks primarily for the chemical and petrochemical industries. The Company provides services primarily throughout the United States, Central America and South America.

2.	Basis of Presentation

The consolidated financial statements have been prepared based upon accounting principles generally accepted in the United States of America and include the accounts of InServ and its wholly owned subsidiary. Intercompany accounts and transactions have been eliminated.

3.	Revenue and Cost Recognition

Revenues from construction contracts are recognized on the percentage of completion method which is measured for each individual contract in progress at the end of an accounting period. Management considers expended costs to be the best available measure of progress on uncompleted contracts.

Contract costs include all direct material and labor costs and indirect costs related to contract performance, including indirect labor, supplies, tools, repairs and depreciation costs. General and administrative costs are charged to expense as incurred.

4.	Accounts Receivable

The Company grants credit to its customers for the purchase of services and equipment of the chemical and petrochemical industries. Accounts receivable are recorded at amounts billed to customers, with no discounting, less an allowance for doubtful accounts. The allowance for doubtful accounts is based on management’s assessment of the realizability of customer accounts. Management’s assessment is based on the overall creditworthiness of the Company’s customers and any specific disputes. The Company had no provision for doubtful accounts for the years ended December 31, 2006 and 2005.

5.	Costs and Estimated Earnings of Uncompleted Contracts in Excess of Billings

Revenues are recognized as earned (see “Revenue and Cost Recognition” section of Note A above), but customers are billed in accordance with the terms of their contract. In some instances, customers are billed at intervals in advance of earnings; the excess of the amount previously billed over the revenue earned is deferred and reported as a current liability in the consolidated financials as “billings of uncompleted contracts in excess of costs and estimated earnings.” To the extent that revenues earned exceed the amounts billed to date (either due to processing lag time or contractual terms), the difference is reflected as a current asset, “costs and estimated earnings of uncompleted contracts in excess of billings” in the consolidated financial statements.

Notes to consolidated financial statements

The comparison of billings to costs and estimated earnings of uncompleted contracts at December 31, 2006 and 2005 is as follows:

	2006	2005

Costs and estimated earnings	$215,306,327	$162,842,944
Billings	208,324,241	158,206,459

	$6,982,086	$4,636,485

The difference between billings and costs and estimated earnings of uncompleted contracts is included in the accompanying balance sheets under the following captions:

	2006	2005

Costs and estimated earnings of uncompleted contracts in excess of billings	$14,509,921	$7,929,367
Billings of uncompleted contracts in excess of costs and estimated earnings	7,527,835	3,292,882

	$6,982,086	$4,636,485

6.	Property, Plant and Equipment

Property, plant and equipment are recorded at cost and depreciated using the straight-line and accelerated methods over the following estimated useful lives:

Years

Buildings	39-40
Field equipment	5-8
Furniture, fixtures, office and computer equipment	3-7
Leasehold improvements	Remaining life of lease

7.	Repairs and Maintenance Costs

The cost of repairs and maintenance is charged to expense as incurred; significant improvements are capitalized and depreciated over the remaining useful life of the asset.

8.	Income Taxes

For federal tax purposes, the Company has elected to be treated as a partnership with each member being separately taxed on their ratable share of taxable income. Accordingly, no income tax expense has been recorded in the consolidated financial statements, except for states which allow the corporation to pay taxes on the members’ behalf and income taxes paid to foreign countries. Income tax expense is included in selling, general and administrative expenses on the consolidated statements of operations.

9.	Use of Estimates in the Preparation of the Consolidated Financial Statements

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include, but are not limited to, the amount of revenue recognized and management’s determination of the allowance for doubtful accounts.

Notes to consolidated financial statements

10.	Reclassifications

Certain prior period amounts have been reclassified to conform with the 2006 presentation. These reclassifications had no impact on net income.

11.	Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS No. 157). SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS No. 157 is effective for the Company’s fiscal year beginning January 1, 2007. The Company is currently evaluating what impact, if any, this statement will have on its financial statements.

The Company adopted Financial Accounting Standards Board issued Statement No. 123 revised, Share-Based Payment (SFAS No. 123R) on January 1, 2006. The Statement requires all entities to recognize the fair value of share-based payment awards (stock compensation) classified in equity, unless they are unable to reasonably estimate the fair value of the award. The effect of SFAS 123 (R) is not material, and therefore, the Company has made no disclosure of the pro forma net income as if SFAS 123 (R) had been adopted.

B—LINE OF CREDIT

On February 13, 2006, the Company amended its agreement with Bank of Oklahoma for a revolving line of credit up to $13,250,000 that expires June 30, 2007. The interest rate on the line of credit is LIBOR plus 2.00% (7.225% at December 31, 2006). The weighted average interest rates for the years ended December 31, 2006, and 2005 were 6.43% and 6.05%, respectively. There were no outstanding borrowings on the line of credit at December 31, 2006 and 2005. The credit agreement requires, among other things, that the Company maintain minimum net worth and debt service coverage ratios and a maximum leverage ratio. The line of credit is collateralized by a first security interest in the Company’s property in Rogers County, Oklahoma. Commitment fees of 0.175% accrue daily on the unused portion of the line of credit. Commitment fees paid for the years ended December 31, 2006 and 2005 totaled approximately $15,000 and $10,000, respectively. There were approximately $1,598,000 and $1,691,000 letters of credit outstanding at December 31, 2006 and 2005, respectively.

Notes to consolidated financial statements

C—LONG-TERM DEBT

Long-term debt at December 31, 2006 and 2005 consists of the following:

	2006	2005

Note payable to BOK due April 30, 2008; monthly principal payments of $80,357 plus interest, with the remaining principal balance due at maturity; interest at LIBOR plus 2.00% (5.94% at December 31, 2005). Secured by equipment and real estate and guaranteed by a member of the Company	$—	$4,178,576
Note payable to BOK due January 31, 2013; monthly principal payments of $111,905 plus interest, with the remaining principal balance due at maturity; interest at LIBOR plus 2.00% (7.225% at December 31, 2006). Secured by equipment and real estate and guaranteed by a member of the Company	5,169,048	—
Other	8,987	12,560

	5,178,035	4,191,136
Less—current maturities	1,351,844	967,893

	$3,826,191	$3,223,243

Future maturities of long-term debt at December 31, 2006, are as follows:

2007	$1,351,844
2008	1,342,857
2009	1,342,857
2010	1,140,477
2011	—
Thereafter	—

$5,178,035

The debt agreements with BOK contain certain restrictive covenants that require the maintenance of specified financial and operating ratios. As of December 31, 2006 and 2005, the Company was in compliance with the covenants of the debt agreements.

D—CONTINGENCIES

The Company is a party to various legal proceedings incidental to its business. Certain claims, suits and complaints arising in the ordinary course of business have been filed or are pending against the Company. In the opinion of management, all such matters are either covered by insurance, are without merit or involve amounts, which, if resolved unfavorably, would not have a significant effect on the financial position or results of operations of the Company. Once management determines that information pertaining to a legal proceeding indicates that it is probable that a liability has been incurred, an accrual is established equal to management’s estimate of the likely exposure. For matters that are covered by insurance, the Company accrues the related deductible.

E—MEMBERS’ EQUITY

There are certain restrictions on transfers of membership interests as defined by the Operating Agreement of the Company. In addition, the Company has the right of first refusal to purchase all of the offered membership interest at the price and on the terms established with the proposed purchaser. If the Company does not exercise its option, the other members shall have the right to purchase the offered membership interest.

Notes to consolidated financial statements

F—STOCK OPTION AND APPRECIATION RIGHT PLANS

In 1998, the Company granted one employee the option to purchase an ownership interest in the Company equal to a 2.5% ownership interest, subject to dilution as a result of the issuance of any subsequent ownership interests and options held by any other members of the Company. The option holder exercised 20% of his options in 1998 for cash. On December 31, 2002, the option holder exercised the remaining 80% of his options by delivering a promissory note to the Company for approximately $162,400, payable in five equal annual installments of approximately $32,480, plus accrued interest at the Chase Manhattan Prime rate, beginning on December 31, 2003. The promissory note is collateralized by the option holder’s pledge of all of his ownership interests in the Company, whether owned at the time of the pledge or acquired thereafter.

On January 3, 2006, the Company granted four members 52,500 options to purchase an ownership interest in the Company at an exercise price of $33.88 per unit. On the same day, the option holders exercised 20% of the options in cash and exercised the remaining 80% of the options by delivering promissory notes to the Company. These promissory notes totaled $1,422,960 with interest accrued at LIBOR plus 2.00%. Interest is payable annually on December 31 of each year. The notes are due when the Company exercises their repurchase right or the member sells the units. The Company expects the notes to be paid within 10 years. The promissory notes are collateralized by the option holder’s pledge of all of their ownership interest in the Company, whether owned at the time of the pledge or acquired thereafter.

The Company accounts for members’ equity option grants in accordance with SFAS 123(R). As the Company could not reasonably estimate the calculated value of the options on the grant date they have been accounted for based on the grant-date intrinsic value. Accordingly, compensation expense is calculated annually based on the current intrinsic value of the ownership interest as compared with the grant-date intrinsic value of the options. The current and grant-date intrinsic value were determined using a third party valuation. The Company recorded compensation expense of approximately $123,000, $150,000 and $85,000 related to these options for the years ended December 31, 2006, 2005 and 2004, respectively.

The Company created a unit stock appreciation rights plan for certain non-equity employees as of January 1, 2006. The exercise price of each option is the appraised value of the Company’s membership interest on the date of grant. The options vest over a three year period on the first day of the year beginning on the option grant date. If an employee retires, dies, becomes disabled, or more than 50% of the Company is purchased, the employee is entitled to receive an amount of cash from the Company equal to (i) the total number of exercisable options, multiplied by (ii) the excess (if any) of the lower of the appraised value or the book value for each unit option over the unit exercise price.

A summary of the status of stock appreciation rights options under the Company’s plan is presented in the table below:

Options/Rights
Outstanding

Shares under/options:
Granted	11,630
Canceled	(750)
Vested	(3,627)

Balance at December 31, 2006	7,253

The stock appreciation rights options issued in 2006 grant date price was $33.88. There were no stock appreciation rights options in 2005 or 2004.

Notes to consolidated financial statements

Under SFAS No. 123(R), the Company has recorded a liability and compensation expense related to the appreciation amount of the unit options. As of December 31, 2006, the Company had recorded $316,826 related to the plan. This amount is included in other accrued liabilities on the consolidated balance sheets and selling, general, and administrative expenses on the consolidated statement of operations.

G—BENEFIT PLANS

The Company sponsors a 401(k) plan (the Plan). To be eligible to participate, an employee must have thirty days of continuous employment with the Company and can join the Plan monthly. The Plan does not require the Company to make any contributions; however, the Company does have the option to make discretionary matching contributions or profit sharing contributions if it chooses. The Company contributed approximately $536,000, $390,000 and $251,000 to the Plan during 2006, 2005 and 2004, respectively.

H—CONCENTRATIONS OF CREDIT RISK

A substantial portion of the revenues of the Company was from a limited number of customers in the oil and gas industry. For the years ended December 31, 2006, 2005 and 2004, the top four customers accounted for approximately 36%, 47% and 51% of total revenues, respectively. As of December 31, 2006, one customer had receivables outstanding of approximately 17% of total accounts receivable. As of December 31, 2005, three customers had receivables outstanding of approximately 43% of total accounts receivable.

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant risk of loss.

Integrated Service Company, LLC (DBA InServ) and Subsidiary

Condensed consolidated balance sheet

As of September 30,
2007

(unaudited)

ASSETS
Current Assets:
Accounts receivable	$49,016,994
Costs and estimated earnings of uncompleted contracts in excess of billings	18,884,725
Cash and other current assets	4,090,854

Total current assets	71,992,573

Property, plant and equipment, net	11,681,902
Other assets	175,035

Total assets	$83,849,510

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Accounts payable	$19,194,066
Accrued liabilities and debt	11,975,199
Billings of uncompleted contracts in excess of costs and estimated earnings	9,235,282
Other current liabilities	5,926,021

Total current liabilities	46,330,568
Members’ equity	37,518,942

Total liabilities and members’ equity	$83,849,510

See accompanying notes to condensed consolidated financial statements.

Integrated Service Company, LLC (DBA InServ) and Subsidiary

Condensed consolidated statements of operations

	For the nine months ended September 30,
	2007	2006

	(unaudited)

Contract revenues earned	$253,767,477	$134,013,136
Cost of revenues earned	214,839,851	111,397,270

Gross profit	38,927,626	22,615,866
Selling, general and administrative expenses	16,597,789	11,399,856

Operating income	22,329,837	11,216,010
Other expense	(312,387)	(584,154)

Net income	$22,017,450	$10,631,856

See accompanying notes to condensed consolidated financial statements.

Integrated Service Company, LLC (DBA InServ) and Subsidiary

Condensed consolidated statement of members’ equity

	For the nine months ended September 30, 2007
		Members’ notes
	Members’ equity	receivable	Total

Balance, December 31, 2006 (audited)	$26,528,647	$(1,455,440)	$25,073,207
Net income	22,017,450	—	22,017,450
Compensation expense for option agreement	91,728	—	91,728
Member distributions	(9,822,944)	—	(9,822,944)
Payment on member’s note receivable	—	33,697	33,697
Options exercised	125,840	—	125,840
Interest received from notes receivable	76,480	(76,516)	(36)

Balance, September 30, 2007 (unaudited)	$39,017,201	$(1,498,259)	$37,518,942

See accompanying notes to condensed consolidated financial statements.

Integrated Service Company, LLC (DBA InServ) and Subsidiary

Condensed consolidated statements of cash flow

	For the nine months ended September 30,
	2007	2006

	(unaudited)

Cash flows from operating activities:
Net income	$22,017,450	$10,631,856
Adjustments to reconcile net income to net cash provided by operating activities—Depreciation	958,608	873,561
Gain on disposal of equipment	(3,354)	(1,140)
Non-cash compensation expense for option agreement	91,728	—
Changes in assets and liabilities—Accounts receivable	(20,605,877)	(4,649,913)
Costs and estimated earnings of uncompleted contracts in excess of billings	(4,374,804)	1,463,685
Prepaids and other assets	(403,168)	(165,198)
Accounts payable	8,169,459	871,546
Billings of uncompleted contracts in excess of costs and estimated earnings	1,707,447	3,429,052
Accrued liabilities	7,722,398	4,004,445

Total adjustments	(6,737,563)	5,826,038

Net cash provided by operating activities	15,279,887	16,457,894

Cash flows from investing activities:
Capital expenditures	(3,596,022)	(1,228,925)
Proceeds from sale of equipment	10,102	5,466

Net cash used in investing activities	(3,585,920)	(1,223,459)

Cash flows from financing activities:
Proceeds from short-term borrowings	83,928,176	46,568,065
Payments of short-term borrowings	(78,008,022)	(46,568,065)
Proceeds from long-term borrowings	—	9,400,000
Payments of long-term debt	(5,172,167)	(5,076,717)
Repayment on members’ notes receivable	32,478	32,478
Purchase of member interest	—	(6,799,956)
Member tax distributions	(9,822,944)	(8,350,960)
Payments received for units	125,840	491,260
Interest received for members’ notes receivable	1,183	2,153

Net cash used in financing activities	(8,915,456)	(10,301,742)

Net increase in cash	2,778,511	4,932,693
Cash, beginning of period	112,532	107,208

Cash, end of period	$2,891,043	$5,039,901

See accompanying notes to condensed consolidated financial statements.

Notes to condensed consolidated financial statements

(Unaudited)

1.	BUSINESS

Integrated Service Company, LLC (DBA InServ and formerly The Cust-O-Fab Companies, LLC) and its wholly owned subsidiary, Construction & Turnaround Services, LLC (collectively the Company), are Oklahoma limited liability companies.

The Company is engaged in the chemical and refinery turnaround business, the fabrication and field erection of process heaters, and the maintenance and repair services of above-ground storage tanks primarily for the chemical and petrochemical industries. The Company provides services primarily throughout the United States, Central America and South America.

2.	BASIS OF PRESENTATION

The accompanying condensed consolidated financial statements are unaudited and are presented in accordance with the requirements of accounting principles generally accepted in the United States for interim reporting. Management believes that all material adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation have been made.

These financial statements do not include all disclosures normally made in complete annual financial statements and should be read in conjunction with the audited financial statements of the Company and notes thereto presented elsewhere in this prospectus supplement. The results of operations for the nine month period ended September 30, 2007 may not necessarily be indicative of the results of operations for the full year ending December 31, 2007.

3.	COSTS AND ESTIMATED EARNINGS OF UNCOMPLETED CONTRACTS IN EXCESS OF BILLINGS

Revenues are recognized as earned, but customers are billed in accordance with the terms of their contract. In some instances, customers are billed at intervals of earnings; the excess of the amount previously billed over the revenue earned in deferred and reported as a current liability in the consolidated financials as “billings of uncompleted contracts in excess of costs and estimated earnings.” To the extent that revenues earned exceed the amounts billed to date (either due to processing lag time or contractual terms), the difference is reflected as a current asset, “costs and estimated earnings of uncompleted contracts in excess of billings” in the consolidated financial statements.

The comparison of billings to costs and estimated earnings of uncompleted contracts at September 30, 2007 is as follows:

Costs and estimated earnings	$427,137,747
Billings	417,488,304

$9,649,443

The difference between billings and costs and estimated earnings of uncompleted contracts is included in the accompanying balance sheets under the following captions:

Costs and estimated earnings of uncompleted contracts in excess of billings	$18,884,725
Billings of uncompleted contracts in excess of costs and estimated earnings	9,235,282

$9,649,443

Notes to condensed consolidated financial statements

4.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost and depreciated using the straight-line and accelerated methods over the following estimated useful lives:

September 30,
2007

Land and building	$6,480,557
Field equipment	11,499,585
Furniture, fixtures, office and computer equipment	1,694,467
Construction in-process	2,055,839

21,730,448
Less—accumulated depreciation	(10,048,546)

Net property, plant and equipment	$11,681,902

5.	DEBT

During 2007, the Company repaid in full the note payable outstanding as of December 31, 2006. The Company amended their revolving credit and term loan agreement with Bank of Oklahoma on March 31, 2007 and May 1, 2007. The amended agreement includes a revolving $10,000,000 line of credit that expires March 31, 2010, a $5,000,000 term loan facility that expires March 31, 2013 and a $15,000,000 line of credit that expires March 31, 2008. The outstanding balance on the lines of credit was approximately $5,900,000 and the Company had approximately $19,100,000 available under the lines of credit as of September 30, 2007. The interest rate on the Company’s lines of credit is LIBOR plus the LIBOR margin as defined in the loan agreement. The Company did not have any borrowings against the term loan facility as of September 30, 2007.

6.	USE OF ESTIMATES IN THE PREPARATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The preparation of the condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include, but are not limited to, the amount of revenue recognized and management’s determination of the allowance for doubtful accounts.

7.	SUBSEQUENT EVENT

On October 31, 2007, the members entered into an agreement to sell all of the outstanding equity interests of the Company for approximately $225,000,000. It is anticipated that the transaction will be completed in mid-November 2007.

WILLBROS GROUP, INC.

Common Stock

Willbros Group, Inc. may from time to time offer to sell shares of common stock. Our common stock is listed on the New York Stock Exchange and trades under the ticker symbol “WG.”

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

Investing in our securities involves certain risks, including the risks described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission, or SEC, on March 14, 2007, the risk factors described under the caption “Risk Factors” in any applicable prospectus supplement and/or risk factors, if any, set forth in our other filings with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, as referenced in this prospectus under the caption “Incorporation of Certain Documents by Reference.”

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 2, 2007

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. Under this shelf process, we may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we offer to sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change information contained in this prospectus and, accordingly, to the extent inconsistent, the information in this prospectus is superseded by the information in the prospectus supplement. You should read both this prospectus and any applicable prospectus supplement together with the additional information described under the heading “Where You Can Find More Information” before making an investment in our securities.

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized anyone else to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any prospectus supplement, or any documents incorporated by reference therein, is accurate only as of the date on the front cover of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

Unless the context otherwise requires, all references in this prospectus to “Willbros,” the “Company,” “we,” “us” and “our” refer to Willbros Group, Inc., and its consolidated subsidiaries and predecessors.

WILLBROS GROUP, INC.

We are an independent international contractor serving the oil, gas and power industries and government entities worldwide. Our principal markets are the United States, Canada and the Middle East. We currently operate our business in three segments: Engineering, Construction and Engineering, Procurement and Construction or “EPC.” We provide engineering, construction, EPC and specialty services to industry and governmental entities worldwide, specializing in pipelines and associated facilities. We are also actively involved in asset development, ownership and operations as an extension of our portfolio of industry services.

RISK FACTORS

Investment in our securities involves a high degree of risk. You should consider carefully the risk factors identified under the caption “Risk Factors” in any applicable prospectus supplements and our most recent annual report on Form 10-K and in any of our other filings with the SEC under the Securities Exchange Act of 1934, as amended, as well as other information in this prospectus and any prospectus supplements and the documents incorporated by reference herein or therein before purchasing any of our securities. Each of the risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our securities.

CAUTIONARY NOTICE REGARDING
FORWARD-LOOKING STATEMENTS

This prospectus, including the documents that we incorporate by reference, contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included or incorporated by reference in this prospectus that address activities, events or developments which we expect or anticipate will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), oil, gas, gas liquids and power prices, demand for our services, the amount and nature of future investments by governments, expansion and other development trends of the oil, gas and power industries, business strategy, expansion and growth of our business and operations, the outcome of government investigations and legal proceedings and other such matters are forward-looking statements. These forward-looking statements are based on assumptions and analyses we made in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate under the circumstances. However, whether actual results and developments will conform to our expectations and predictions is subject to a number of risks and uncertainties. As a result, actual results could differ materially from our expectations. Factors that could cause actual results to differ from those contemplated by our forward-looking statements include, but are not limited to, the following:

•	difficulties we may encounter in connection with the recently completed sale and disposition of our Nigeria assets and Nigeria based operations, including without limitation, obtaining indemnification for any losses we may experience if claims are made against any corporate parent guarantees we provided and which remained in place subsequent to the closing;

•	the consequences we may encounter if our settlements in principle with the DOJ and the SEC are finalized, including the imposition of civil or criminal fines, penalties, disgorgement of profits, monitoring arrangements, or other sanctions that might be imposed as a result of government investigations;

•	the consequences we may encounter if our settlements in principle with the DOJ and the SEC are not finalized, including the loss of eligibility to bid for and obtain U.S. government contracts, and other civil and criminal sanctions which may exceed the current amount we have estimated and reserved in connection with the settlements in principle;

•	the commencement by foreign governmental authorities of investigations into the actions of our current and former employees, and the determination that such actions constituted violations of foreign law;

•	the dishonesty of employees and/or other representatives or their refusal to abide by applicable laws and our established policies and rules;

•	adverse weather conditions not anticipated in bids and estimates;

•	project cost overruns, unforeseen schedule delays, and the application of liquidated damages;

•	cancellation of projects, in whole or in part;

•	failing to realize cost recoveries from projects completed or in progress within a reasonable period after completion of the relevant project;

•	inability to hire and retain sufficient skilled labor to execute our current work, our work in backlog and future work we have not yet been awarded;

•	inability to execute cost-reimbursable projects within the target cost, thus eroding contract margin but not contract income on the project;

•	curtailment of capital expenditures in the oil, gas and power industries;

•	political or social circumstances impeding the progress of our work and increasing the cost of performance;

•	failure to obtain the timely award of one or more projects;

•	inability to identify and acquire suitable acquisition targets on reasonable terms;

•	inability to obtain adequate financing;

•	inability to obtain sufficient surety bonds or letters of credit;

•	loss of the services of key management personnel;

•	the demand for energy moderating or diminishing;

•	downturns in general economic, market or business conditions in our target markets;

•	changes in the effective tax rate in countries where our work will be performed;

•	changes in applicable laws or regulations, or changed interpretations thereof;

•	changes in the scope of our expected insurance coverage;

•	inability to manage insurable risk at an affordable cost;

•	the occurrence of the risk factors listed elsewhere or incorporated by reference in this prospectus and accompanying prospectus supplement; and

•	other factors, most of which are beyond our control.

Consequently, all of the forward-looking statements made or incorporated by reference in this prospectus are qualified by these cautionary statements and there can be no assurance that the actual results or developments we anticipate will be realized or, even if substantially realized, that they will have the consequences for, or effects on, our business or operations that we anticipate today. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this prospectus or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we file from time to time with the SEC. See “Where You Can Find More Information.”

USE OF PROCEEDS

Unless otherwise provided in a prospectus supplement, we will use the net proceeds from the sale of the securities offered by this prospectus and any prospectus supplement for our general corporate purposes, which may include repayment of indebtedness, funding possible acquisitions of additional assets and businesses which would complement our capabilities, additions to our working capital and capital expenditures. The prospectus supplement relating to an offering will contain a more detailed description of the use of proceeds of any specific offering of securities.

DESCRIPTION OF CAPITAL STOCK

General

We have 71 million authorized shares of capital stock, consisting of (a) 70 million shares of common stock, par value $0.05 per share; and (b) 1 million shares of Class A preferred stock, par value $0.01 per share.

Common Stock

As of September 30, 2007, 29,131,831 shares of our common stock were outstanding. All of the outstanding shares of our common stock are fully paid and non-assessable, and any shares issued upon exercise of the warrants will be fully paid and non-assessable. The holders of our common stock are entitled to one vote for each share of common stock held on all matters voted upon by stockholders, including the election of directors. Holders of our common stock have no right to cumulate their votes in the election of directors. Subject to the rights of any then-outstanding shares of our preferred stock, the holders of our common stock are entitled to receive dividends as may be declared in the discretion of the board of directors out of funds legally available for the payment of dividends. We are subject to restrictions on the payment of dividends under the provisions of our senior secured credit facility.

The holders of our common stock are entitled to share equally and ratably in our net assets upon a liquidation or dissolution after we pay or provide for all liabilities, subject to any preferential liquidation rights of any preferred stock that at the time may be outstanding. The holders of our common stock have no preemptive, subscription, conversion or redemption rights. There are no governmental laws or regulations in the Republic of Panama affecting the remittance of dividends, interest and other payments to our nonresident stockholders so long as we continue not to engage in business in the Republic of Panama.

Our articles of incorporation contain restrictions, subject to the determination by the board of directors in good faith and in its sole discretion, on the transfer of any shares of our common stock in order to prevent us from becoming a “controlled foreign corporation” under United States tax law. See “ — Anti-Takeover Effects of Provisions of our Articles of Incorporation and By-laws.”

Class A Preferred Stock

As of the date of this prospectus, there were no outstanding shares of our Class A preferred stock; however, the board of directors has reserved for issuance pursuant to our Stockholder Rights Plan described below 35,000 shares of Series A junior participating preferred stock. Class A preferred stock may be issued from time to time in one or more series, and the board of directors, without further approval of the stockholders, is authorized to fix the dividend rates and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund and any other rights, preferences, privileges and restrictions applicable to each series of Class A preferred stock.

The specific matters that the board of directors may determine include the following:

•	the designation of each series;

•	the number of shares of each series;

•	the rate of any dividends;

•	whether any dividends will be cumulative or non-cumulative;

•	the terms of any redemption;

•	the amount payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of our company;

•	rights and terms of any conversion or exchange;

•	restrictions on the issuance of shares of the same series or any other series; and

•	any voting rights.

The purpose of authorizing the board of directors to determine these rights, preferences, privileges and restrictions is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Class A preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could:

•	decrease the amount of earnings and assets available for distribution to holders of common stock;

•	adversely affect the rights and powers, including voting rights, of holders of common stock; and

•	have the effect of delaying, deferring or preventing a change in control.

For example, the board of directors, with its broad power to establish the rights and preferences of authorized but unissued Class A preferred stock, could issue one or more series of Class A preferred stock entitling holders to vote separately as a class on any proposed merger or consolidation, to convert Class A preferred stock into a larger number of shares of common stock or other securities, to demand redemption at a specified price under prescribed circumstances related to a change in control, or to exercise other rights designed to impede a takeover.

Stockholder Rights Plan

On April 1, 1999, our Board of Directors approved a rights agreement with Mellon Investor Services LLC, as rights agent, and declared a distribution of one preferred share purchase right (“Right”) for each outstanding share of common stock. Each Right, when it becomes exercisable, entitles its registered holder to purchase one one-thousandth of a share of Series A junior participating preferred stock (“Series A preferred stock”) at a price of $30.00 per one one-thousandth of a share.

The Rights are attached to and trade with shares of our common stock. Currently, the Rights are not exercisable and there are no separate certificates representing the Rights. If the Rights become exercisable, we will distribute separate Rights certificates. Until that time and as long as the Rights are outstanding, any transfer of shares of our common stock will also constitute the transfer of the Rights associated with those common shares. The Rights will expire on April 15, 2009, unless we redeem or exchange the Rights before that date.

The Rights will become exercisable upon the earlier to occur of:

•	the public announcement that a person or group of persons has acquired 15 percent or more of our common stock, except in connection with an offer approved by our board of directors; or

•	10 days, or a later date determined by our board of directors, after the commencement of, or announcement of an intention to commence, a tender or exchange offer that would result in a person or group of persons acquiring 15 percent or more of our common stock.

If any person or group of persons acquire 15 percent or more of our common stock, except in connection with an offer approved by our board of directors, each holder of a Right, except the acquiring person or group, will have the right, upon exercise of the Right, to receive that number of shares of our common stock or Series A preferred stock having a value equal to two times the exercise price of the Right.

In the event that any person or group acquires 15 percent or more of our common stock and either (a) we are acquired in a merger or other business combination in which the holders of all of our common stock immediately prior to the transaction are not the holders of all of the surviving corporation’s voting power or (b) more than 50% of our assets or earning power is sold or transferred, then each holder of a Right, except the acquiring person or group, will have the right, upon exercise of the Right, to receive common shares of the acquiring company having a value equal to two times the exercise price of the Right.

The Rights are redeemable in whole, but not in part, by action of the board of directors at a price of $.005 per Right prior to the earlier to occur of a person or group acquiring 15 percent of our common stock or the expiration of the Rights. Following the public announcement that a person or group has acquired 15 percent of our common stock, the Rights are redeemable in whole, but not in part, by action of the board of directors at a price of $.005 per Right, provided the redemption is in connection with a merger or other business combination involving our company in which all the holders of our common stock are treated alike and which does not involve the acquiring person or its affiliates.

In the event shares of Series A preferred stock are issued upon the exercise of the Rights, holders of the Series A preferred stock will be entitled to receive, in preference to holders of common stock, a quarterly dividend payment in an amount per share equal to the greater of (a) $10.00 or (b) 1,000 times the dividend declared per share of common stock. The Series A preferred stock dividends are cumulative but do not bear interest. Shares of Series A preferred stock are not redeemable. In the event of liquidation, the holders of the Series A preferred stock will be entitled to a minimum preferential liquidation payment of $1,000 per share; thereafter, and after the holders of the common stock receive a liquidation payment of $1.00 per share, the holders of the Series A preferred stock and the holders of the common stock will share the remaining assets in the ratio of 1,000 to 1 (as adjusted) for each share of Series A preferred stock and common stock so held, respectively. In the event of any merger, consolidation or other transaction in which the shares of common stock are exchanged, each share of Series A preferred stock will be entitled to receive 1,000 times the amount received per share of common stock. These rights are protected by antidilution provisions.

Each share of Series A preferred stock will have 1,000 votes, voting together with the common stock. In the event that the amount of accrued and unpaid dividends on the Series A preferred stock is equivalent to six full quarterly dividends or more, the holders of the Series A preferred stock shall have the right, voting as a class, to elect two directors in addition to the directors elected by the holders of the common stock until all cumulative dividends on the Series A preferred stock have been paid through the last quarterly dividend payment date or until non-cumulative dividends have been paid regularly for at least one year.

The stockholder rights plan is designed to deter coercive takeover tactics that attempt to gain control of our company without paying all stockholders a fair price. The plan discourages hostile takeovers by effectively allowing our stockholders to acquire shares of our capital stock at a discount following a hostile acquisition of a large block of our outstanding common stock and by increasing the value of consideration to be received by stockholders in specified transactions following an acquisition.

Anti-Takeover Effects of Provisions of our Articles of Incorporation and By-Laws

Our articles of incorporation, as amended and restated, and our restated by-laws contain provisions that might be characterized as anti-takeover provisions. These provisions may deter or render more difficult proposals to acquire control of our company, including proposals a stockholder might consider to be in his or her best interest, impede or lengthen a change in membership of the board of directors and make removal of our management more difficult.

Classified Board of Directors; Removal of Directors; Advance Notice Provisions for Stockholder Nominations

Our articles of incorporation provide for the board of directors to be divided into three classes of directors serving staggered three-year terms, with the numbers of directors in the three classes to be as nearly equal as possible. Any director may be removed from office but only for cause and only by the affirmative vote of a majority of the then outstanding shares of stock entitled to vote on the matter. Any stockholder wishing to submit a nomination to the board of directors must follow the procedures outlined in our articles of incorporation. Any proposal to amend or repeal the provisions of our articles of incorporation relating to the matters contained above in this paragraph requires the affirmative vote of the holders of 75% or more of the outstanding shares of stock entitled to vote on the matter.

Unanimous Consent of Stockholders Required For Action by Written Consent

Under our restated by-laws, stockholder action may be taken without a meeting only by unanimous written consent of all of our stockholders.

Issuance of Preferred Stock

As described above, our articles of incorporation authorize a class of undesignated Class A preferred stock consisting of 1,000,000 shares. Class A preferred stock may be issued from time to time in one or more series, and the board of directors, without further approval of the stockholders, is authorized to fix the rights, preferences, privileges and restrictions applicable to each series of Class A preferred stock. The purpose of authorizing the board of directors to determine these rights, preferences, privileges and restrictions is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Class A preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock and, under certain circumstances, make it more difficult for a third party to gain control of us.

Restrictions on Transfer of Common Stock

Our articles of incorporation provide for restrictions on the transfer of any shares of our common stock to prevent us from becoming a “controlled foreign corporation” under United States tax law. Any purported transfer, including a sale, gift, assignment, devise or other disposition of common stock, which would result in a person or persons becoming the beneficial owner of 10% or more of the issued and outstanding shares of our common stock, is subject to a determination by our board of directors in good faith, in its sole discretion, that the transfer would not in any way, directly or indirectly, affect our status as a non-controlled foreign corporation. The transferee or transferor to be involved in a proposed transfer must give written notice to our Secretary not less than 30 days prior to the proposed transfer. In the event of an attempted transfer in violation of the provisions of our articles of incorporation relating to the matters contained in this paragraph, the purported transferee will acquire no rights whatsoever in the transferred shares of common stock. Nothing in this provision, however, precludes the settlement of any transactions entered into through the facilities of the New York Stock Exchange. If the board of directors determines that a transfer has taken place in violation of these restrictions, the board of directors may take any action it deems advisable to refuse to give effect to or to prevent the transfer, including instituting judicial proceedings to enjoin the transfer.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock, as well as the rights agent under our rights agreement, is Mellon Investor Services LLC.

PLAN OF DISTRIBUTION

We may sell the securities from time to time as follows:

•	through agents;

•	to dealers or underwriters for resale;

•	directly to purchasers; or

•	through a combination of any of these methods of sale.

In addition, we may issue the securities as a dividend or distribution or in a subscription rights offering to our existing security holders. In some cases, we or dealers acting with us or on our behalf may also purchase securities and reoffer them to the public by one or more of the methods described above. This prospectus may be used in connection with any offering of our securities through any of these methods or other methods described in the applicable prospectus supplement.

The securities we distribute by any of these methods may be sold to the public, in one or more transactions, either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

We may solicit offers to purchase securities directly from the public from time to time. We may also designate agents from time to time to solicit offers to purchase securities from the public on our behalf. If required, the prospectus supplement relating to any particular offering of securities will name any agents designated to solicit offers, and will include information about any commissions we may pay the agents, in that offering. Agents may be deemed to be “underwriters” as that term is defined in the Securities Act of 1933, as amended. From time to time, we may sell securities to one or more dealers acting as principals. The dealers, who may be deemed to be “underwriters” as that term is defined in the Securities Act of 1933, as amended, may then resell those securities to the public.

We may sell securities from time to time to one or more underwriters, who would purchase the securities as principal for resale to the public, either on a firm-commitment or best-efforts basis. If we sell securities to underwriters, we may execute an underwriting agreement with them at the time of sale and will name them in the applicable prospectus supplement. In connection with those sales, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agents. Underwriters may resell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from purchasers for whom they may act as agents. The applicable prospectus supplement will include any required information about underwriting compensation we pay to underwriters, and any discounts, concessions or commissions underwriters allow to participating dealers, in connection with an offering of securities.

If we offer securities in a subscription rights offering to our existing security holders, we may enter into a standby underwriting agreement with dealers, acting as standby underwriters. We may pay the standby underwriters a commitment fee for the securities they commit to purchase on a standby basis. If we do not enter into a standby underwriting arrangement, we may retain a dealer-manager to manage a subscription rights offering for us.

We may authorize underwriters, dealers and agents to solicit from third parties offers to purchase securities under contracts providing for payment and delivery on future dates. The applicable prospectus supplement will describe the material terms of these contracts, including any conditions to the purchasers’

obligations, and will include any required information about commissions we may pay for soliciting these contracts.

Underwriters, dealers, agents and other persons may be entitled, under agreements that they may enter into with us, to indemnification by us against certain liabilities, including liabilities under the Securities Act.

In connection with an offering, the underwriters may purchase and sell securities in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in an offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the securities while an offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased securities sold by or for the account of that underwriter in stabilizing or short-covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the securities. As a result, the price of the securities may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on an exchange or automated quotation system, if the securities are listed on that exchange or admitted for trading on that automated quotation system, or in the over-the-counter market or otherwise.

The underwriters, dealers and agents, as well as their associates, may be customers of or lenders to, and may engage in transactions with and perform services for us in the ordinary course of business.

LEGAL MATTERS

Unless otherwise specified in the prospectus supplement accompanying this prospectus, Arias, Fabrega & Fabrega, Panama City, Panama will provide opinions regarding the validity of the common stock offered hereby.

EXPERTS

Our consolidated financial statements as of December 31, 2006 and 2005 and for the years ended December 31, 2006 and 2005, and for each of the years in the two-year period ended December 31, 2006, and the effects of the adjustments to the 2004 consolidated financial statements to retrospectively apply the change as discussed in Note 2 and the change in reportable operating segments as described in Note 12, incorporated by reference from our Current Report on Form 8-K filed on October 16, 2007, and our financial statement schedule as of December 31, 2006 and for each of the years in the two-year period then ended, incorporated by reference from our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, have been incorporated by reference herein and in the registration statement in reliance upon the reports of GLO CPAs, LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. Our consolidated statements of operation, stockholders’ equity and comprehensive income (loss), and cash flows for the year ended December 31, 2004, before the effects of the adjustment to retrospectively apply the change in accounting discussed in Note 2 and the change in reportable operating segments as described in Note 12, incorporated by reference from our Current Report on Form 8-K filed on October 16, 2007, and our financial statement schedule as of December 31, 2004 and for the year then ended, incorporated by reference from our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audited consolidated financial statements of InServ for the years ended December 31, 2006, 2005 and 2004 included in our Current Report on Form 8-K dated November 2, 2007, which is incorporated herein by reference, have been audited by Grant Thornton LLP, independent registered public accounting firm, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

We have agreed to indemnify and hold KPMG LLP (“KPMG”) harmless against and from any and all legal costs and expenses incurred by KPMG in its successful defense of any legal action or proceeding that arises as a result of KPMG’s consent to the incorporation by reference of its audit report on our financial statements for the year ended December 31, 2004, and the related financial statement schedule, incorporated by reference herein and in this registration statement.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy the registration statement and the reports and other information we file with the SEC at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website which provides online access to reports, proxy and information statements and other information regarding companies that file electronically with the SEC at the address http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with them, which means we can disclose important business and financial information about us to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, except for any information that is superseded by information included directly in this prospectus and any prospectus supplement. We incorporate by reference the documents listed below that we previously filed with the SEC (SEC File No. 1-11953) and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the completion of the offering covered by this prospectus:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2006;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007;

•	Our Current Reports on Form 8-K filed on January 8, 2007, January 16, 2007, February 8, 2007, March 7, 2007, May 17, 2007, May 24, 2007, May 30, 2007, June 8, 2007, August 16, 2007, August 21, 2007, September 14, 2007, October 16, 2007 and November 2, 2007;

•	The description of our common stock contained in our registration statement on Form 8-A, dated July 19, 1996, including any amendment or report filed before or after the date of this prospectus for the purpose of updating the description; and

•	The description of our preferred stock purchase rights contained in our registration statement on Form 8-A, dated April 9, 1999, including any amendment or report filed before or after the date of this prospectus for the purpose of updating the description.

These filings have not been included in or delivered with this prospectus. We will provide to each person, including any beneficial owner to whom this prospectus is delivered, a copy of any or all information that has been incorporated by reference in this prospectus but not delivered with this prospectus. You can access these documents on our website at http://www.willbros.com or you may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Willbros USA, Inc.
4400 Post Oak Parkway
Suite 1000
Houston, TX 77027
Attention: Investor Relations
(713) 403-8000

Except as otherwise specifically incorporated by reference in this prospectus, information contained in, or accessible through, our website is not a part of this prospectus.

The reports, proxy statements and other information we file with the SEC can also be inspected and copied at the New York Stock Exchange, 20 Broad Street, New York, New York 10002. For more information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.